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INDEX TO FINANCIAL STATEMENTS

Exhibit 99.1

[•], 2015

Dear Gannett Co., Inc. Stockholder:

              We previously announced plans to separate our publishing business from our broadcasting and digital businesses. The separation will occur by means of a spin-off of a newly formed company named Gannett SpinCo, Inc. ("SpinCo"), which will own the publishing business. Gannett Co., Inc. ("Parent"), the existing publicly traded company in which you currently own common stock, will continue to own and operate the broadcasting and digital businesses. The separation will create two businesses with impressive scale and financial strength that will be among the largest and strongest in their peer groups. As two distinct publicly traded companies, Parent and SpinCo will be better positioned, both strategically and operationally, to capitalize on significant growth opportunities by focusing resources on their own respective businesses and strategic priorities. Upon completion of the spin-off, SpinCo will change its corporate name to "Gannett Co., Inc." and Parent will change its corporate name to TEGNA Inc.

              Both of these companies will offer industry-leading products and services. Parent will continue to be a leader in the broadcasting and digital industries. With a portfolio of 46 owned or serviced television stations covering more than 35 million households, it is the largest independent owner of "Big Four" affiliated stations in the top 25 markets. Parent also owns several robust, leading-edge digital businesses led by Cars.com and its majority stake in CareerBuilder.com. Also part of this powerful digital portfolio is G/O Digital, which helps businesses grow by delivering digital marketing solutions that enable companies to better connect with consumers locally and drive results. SpinCo will continue to be an international publishing leader. SpinCo will own several innovative, multi-platform publishing operations and their affiliated digital and mobile products. As a result of the recent acquisition of 11 community newspapers in three states, SpinCo owns 92 trusted local U.S. daily media organizations and Newsquest, a leading regional community news provider in the U.K., with 18 daily paid-for publications and more than 125 weekly publications, magazines and trade publications. SpinCo will also own USA TODAY, a nationally recognized news and information company, which was ranked first in combined print and digital circulation according to the Alliance for Audited Media's September 2014 Publisher's Statement.

              The separation will provide current Parent stockholders with equity ownership in both Parent and SpinCo. We believe both companies will be well positioned for future success and have greater freedom to create value. We expect that the separation will be tax-free to Parent stockholders.

              The separation will be effected by means of a pro rata distribution of 98.5% of the outstanding shares of SpinCo common stock to holders of Parent common stock. Following the distribution, Parent will own shares of SpinCo representing 1.5% of the outstanding shares of common stock, and SpinCo will be a separate public company. Each Parent stockholder will receive one share of SpinCo common stock for every two shares of Parent common stock held as of the close of business on June 22, 2015, the record date for the distribution. No vote of Parent stockholders is required for distribution. You do not need to take any action to receive the shares of SpinCo common stock to which you are entitled as a Parent stockholder, and you will not be required to make any payments or to surrender or exchange your Parent common stock.

              SpinCo intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol "GCI," the same symbol currently used by Parent. Following the distribution, Parent will trade on the New York Stock Exchange under the symbol "TGNA."

              I encourage you to read the attached information statement, which is being provided to all Parent stockholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about SpinCo.

              We have spent the last few years driving a significantly value-enhancing transformation at Gannett, and we believe now is the optimal time to separate these businesses to provide for even greater performance and shareholder value creation in the future. We expect the separation will provide valuable opportunities to both companies, our stockholders, our employees, and all of the communities that enjoy Gannett and TEGNA content and services. We thank you for your continuing support.

Sincerely,
Gracia C. Martore President and Chief Executive Officer Gannett Co., Inc.

June [•], 2015

Dear Future Gannett SpinCo, Inc. Stockholder:

              I am pleased to welcome you as a future stockholder of Gannett SpinCo, Inc. ("SpinCo"), whose common stock we intend to list on the New York Stock Exchange under the symbol "GCI." Although we will be newly independent, we have long been a leading publishing company at the forefront of redefining the future of media. With the largest network of local publications in the U.S. and a highly recognizable national publication, we have unparalleled knowledge and expertise in the publishing business, and have garnered the trust of the communities that we serve. We will continue to focus on innovative approaches to delivering content, superior reporting, customer loyalty and client service. Even as the credibility and authority of our brands keep our subscribers engaged and deliver solutions for our advertising partners, we continue to stay fresh and develop new products, attracting new audiences and more advertising customers in need of our compelling marketing solutions.

              As a result of the recent acquisition of 11 community newspapers in three states, our business includes 92 local U.S. media operations, their engaging affiliated digital platforms and marketing services, as well as Newsquest, a leading regional community content provider in the U.K. It also includes USA TODAY, a nationally recognized multi-platform news and information organization that ranks first in combined print and digital circulation in the U.S., according to the Alliance for Audited Media's September 2014 Publisher's Statement. This powerful combination of deep local roots and a renowned national brand enables us to offer our readers a wide array of content across multiple platforms, which, in turn, makes us an attractive provider of advertising and marketing solutions. In 2014, we generated $3.2 billion in revenues, $361 million in Adjusted operating income and $472 million in Adjusted EBITDA.

              As explained in the attached information statement, we intend to drive growth opportunities by enhancing our position as a trusted provider of local news and information through expanded digital offerings and by leveraging our expertise and full product portfolio to provide integrated marketing solutions to advertisers. We will continue to capitalize on our national brand equity to increase the integration of local and national content.

              With its digital revenue innovations and commitment to financial discipline, SpinCo will be uniquely positioned to be a successful consolidator of local market publishing operations in the future and invest in products and services that will drive growth. We will maintain our focus on operational excellence and maximizing cash flow. We believe that our award-winning journalists, technologically advanced delivery of local and national content, long-term relationships in local communities, and demonstrated financial resilience will enable us to meet these goals.

              Our stockholder value proposition is simple: provide superior returns to SpinCo stockholders by maintaining our leadership position in the publishing business, investing in the growth of our company and generating strong cash flow.

              I invite you to learn more about SpinCo and our strategic initiatives by reading the attached information statement. I thank you in advance for your support as a future stockholder of SpinCo.

Sincerely,
Robert J. Dickey President and Chief Executive Officer Gannett SpinCo, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 8, 2015

INFORMATION STATEMENT
Gannett SpinCo, Inc.

              This information statement is being furnished in connection with the distribution by Gannett Co., Inc. ("Parent") to its stockholders of 98.5% of the outstanding shares of common stock of Gannett SpinCo, Inc., a Delaware corporation ("SpinCo"), currently a wholly owned subsidiary of Parent that will hold directly or indirectly the assets and liabilities associated with Parent's publishing business. To implement the distribution, Parent will distribute 98.5% of the shares of SpinCo common stock on a pro rata basis to Parent stockholders in a manner that is intended to be tax-free for U.S. federal income tax purposes. Following the distribution, Parent will own shares of SpinCo representing 1.5% of the outstanding shares of common stock, and SpinCo will be a separate public company.

              For every two shares of Parent common stock held of record by you as of the close of business on June 22, 2015, the record date for the distribution, you will receive one share of SpinCo common stock. You will receive cash in lieu of any fractional shares of SpinCo common stock that you would have received after application of the above ratio. As discussed under "The Separation and Distribution—Trading Between the Record Date and Distribution Date," if you sell your shares of Parent common stock in the "regular-way" market after the record date and before the distribution, you also will be selling your right to receive shares of SpinCo common stock in the distribution. SpinCo expects the shares of SpinCo common stock to be distributed by Parent to you at 12:01 a.m., Eastern Time, on June 29, 2015. SpinCo refers to the date of the distribution of the shares of SpinCo common stock as the "distribution date."

              No vote of Parent stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Parent a proxy, in connection with the distribution. You do not need to pay any consideration or exchange or surrender your existing shares of Parent common stock or take any other action to receive your shares of SpinCo common stock.

              There is no current trading market for SpinCo common stock, although SpinCo expects that a limited market, commonly known as a "when-issued" trading market, will develop on or about the record date for the distribution, and SpinCo expects "regular-way" trading of SpinCo common stock to begin on the first trading day following the completion of the distribution. SpinCo intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol "GCI," the same symbol currently used by Parent. Following the spin-off, Parent will trade on the New York Stock Exchange under the symbol "TGNA."

              In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 22.

              Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

              This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is June [•], 2015.

              This information statement was first made available to Parent stockholders on or about June [•], 2015.

Presentation of Information

              Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to "SpinCo" refer to Gannett SpinCo, Inc., a Delaware corporation, and its combined subsidiaries. References in this information statement to "Parent" refer to Gannett Co., Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, SpinCo and its consolidated subsidiaries), unless the context otherwise requires. References to SpinCo's historical business and operations refer to the business and operations of Parent's publishing business that will be transferred to SpinCo in connection with the separation and distribution. In connection with the distribution, Gannett Co., Inc., as Parent, will be renamed "TEGNA Inc.," and Gannett SpinCo, Inc., as SpinCo, will change its name to "Gannett Co., Inc." Throughout this information statement, for purposes of simplicity, Gannett Co., Inc. prior to the distribution and TEGNA Inc. following the distribution are referred to as "Parent" and Gannett SpinCo, Inc. prior to the distribution and Gannett Co., Inc. following the distribution are referred to as "SpinCo." References in this information statement to the "separation" refer to the separation of the publishing business from Parent's other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, SpinCo, to hold the assets and liabilities associated with the publishing business after the distribution. References in this information statement to the "distribution" refer to the distribution of 98.5% of SpinCo common stock to Parent's stockholders on a pro rata basis.

 QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is SpinCo and why is Parent separating SpinCo's business and distributing SpinCo stock?	SpinCo, which is currently a wholly owned subsidiary of Parent, was formed to own and operate Parent's publishing business and related digital platforms. The separation of SpinCo from Parent and the distribution of SpinCo common stock are intended to provide you with equity ownership in two separate publicly traded companies that will be able to focus exclusively on each of their respective businesses. Parent and SpinCo expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled "The Separation and Distribution—Reasons for the Separation."

In connection with the distribution, Gannett Co., Inc., as Parent, will be renamed "TEGNA Inc.," and Gannett SpinCo, Inc., as SpinCo, will change its name to "Gannett Co., Inc." Throughout this information statement, for purposes of simplicity, the current Gannett Co., Inc. prior to the distribution and TEGNA Inc. following the distribution are referred to as "Parent," and Gannett SpinCo, Inc. prior to the distribution and Gannett Co., Inc. following the distribution are referred to as "SpinCo."
Why am I receiving this document?
Parent is delivering this document to you because you are a holder of Parent common stock. If you are a holder of Parent common stock as of the close of business on June 22, 2015, the record date of the distribution, you will be entitled to receive one share of SpinCo common stock for every two shares of Parent common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in Parent and SpinCo, respectively.
How will the separation of SpinCo from Parent work?
To accomplish the separation, Parent will distribute 98.5% of the outstanding shares of SpinCo common stock to Parent stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes.

As a result of the distribution, SpinCo will become an independent public company. Parent will continue to hold a 1.5% stake in SpinCo for a period of time following the distribution to allow SpinCo to enter into a modified affiliation agreement with CareerBuilder, LLC. See "Risk Factors—Risks Related to the Separation."
Why is the separation of SpinCo structured as a distribution?
Parent believes that a tax-free distribution in the United States, for U.S. federal income tax purposes, of shares of SpinCo common stock to Parent stockholders is an efficient way to separate its publishing business in a manner that will create long-term value for Parent, SpinCo and their respective stockholders.
What is the record date for the distribution?	The record date for the distribution will be June 22, 2015.
When will the distribution occur?
It is expected that 98.5% of the shares of SpinCo common stock will be distributed by Parent at 12:01 a.m. Eastern Time, on June 29, 2015 to holders of record of Parent common stock at the close of business on June 22, 2015, the record date for the distribution.
What do stockholders need to do to participate in the distribution?
Stockholders of Parent as of the record date for the distribution will not be required to take any action to receive shares of SpinCo common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Parent common stock or take any other action to receive your shares of SpinCo common stock. Please do not send in your Parent stock certificates. The distribution will not affect the number of outstanding shares of Parent common stock or any rights of Parent stockholders, although it will affect the market value of each outstanding share of Parent common stock.
How will shares of SpinCo common stock be issued?
You will receive shares of SpinCo common stock through the same channels that you currently use to hold or trade Parent common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of SpinCo shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own Parent common stock as of the close of business on June 22, 2015, the record date for the distribution, including shares owned in certificate form, Parent, with the assistance of Wells Fargo Shareowner Services, the distribution agent for the distribution, will electronically distribute shares of SpinCo common stock to you or to your brokerage firm on your behalf in book-entry form. Wells Fargo Shareowner Services will mail you a book-entry account statement that reflects your shares of SpinCo common stock, or your bank or brokerage firm will credit your account for the shares. If you own Parent common stock through the Parent dividend reinvestment plan, the SpinCo shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you.

If I was enrolled in the Parent dividend reinvestment plan, will I automatically be enrolled in the SpinCo dividend reinvestment plan?	Yes. If you elected to have your Parent cash dividends applied toward the purchase of additional Parent common stock, the SpinCo shares you receive in the distribution will be automatically enrolled in the SpinCo dividend reinvestment plan sponsored by Wells Fargo Shareowner Services (SpinCo's transfer agent and registrar), unless you notify Wells Fargo Shareowner Services that you do not want to reinvest any SpinCo cash dividends in additional SpinCo shares. For contact information for Wells Fargo Shareowner Services, see "Description of SpinCo's Capital Stock—Transfer Agent and Registrar."
How many shares of SpinCo common stock will I receive in the distribution?
Parent will distribute to you one share of SpinCo common stock for every two shares of Parent common stock held by you as of close of business on the record date for the distribution. Based on approximately 226.3 million shares of Parent common stock outstanding as of May 31, 2015, a total of approximately 113.2 million shares of SpinCo common stock will be distributed. For additional information on the distribution, see "The Separation and Distribution."
Will SpinCo issue fractional shares of its common stock in the distribution?
No. SpinCo will not issue fractional shares of its common stock in the distribution. Fractional shares that Parent stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by Parent in its sole discretion) of the following conditions:
• the transfer of assets and liabilities from Parent to SpinCo shall be completed in accordance with the separation and distribution agreement;

•

Parent shall have received a private letter ruling from the Internal Revenue Service (or the "IRS") with respect to one or more specific requirements for qualification for tax-free treatment under Section 355 of the Code;

• Parent shall have received an opinion from Parent's outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied;

•

an independent appraisal firm acceptable to Parent shall have delivered one or more opinions to the board of directors of Parent at the time or times requested by the board of directors of Parent confirming the solvency and financial viability of Parent before the consummation of the distribution and each of Parent and SpinCo after consummation of the distribution, and such opinions shall have been acceptable to Parent in form and substance in Parent's sole discretion and such opinions shall not have been withdrawn or rescinded;

•

the U.S. Securities and Exchange Commission (or the "SEC") shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been made available to Parent stockholders;

•

all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

• the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•

no order, injunction or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions, shall be in effect;

• the shares of SpinCo common stock to be distributed shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution; and

•

no other event or development shall exist or have occurred that, in the judgment of Parent's board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Parent and SpinCo cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, Parent can decline at any time to go forward with the separation and distribution. For a complete discussion of all of the conditions to the distribution, see "The Separation and Distribution—Conditions to the Distribution."

What is the expected date of completion of the distribution?	The completion and timing of the distribution are dependent upon a number of conditions. It is expected that the shares of SpinCo common stock will be distributed by Parent at 12:01 a.m., Eastern Time, on June 29, 2015 to the holders of record of Parent common stock at the close of business on June 22, 2015, the record date for the distribution. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.
Can Parent decide to cancel the distribution of SpinCo common stock even if all the conditions have been met?
Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled "The Separation and Distribution—Conditions to the Distribution." Until the distribution has occurred, Parent has the right to terminate the distribution, even if all of the conditions are satisfied.
What if I want to sell my Parent common stock or my SpinCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is "regular-way" and "ex-distribution" trading of Parent common stock?
Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in Parent common stock: a "regular-way" market and an "ex-distribution" market. Parent common stock that trades in the "regular-way" market will trade with an entitlement to shares of SpinCo common stock distributed pursuant to the distribution. Shares that trade in the "ex-distribution" market will trade without an entitlement to shares of SpinCo common stock distributed pursuant to the distribution. If you hold shares of Parent common stock on the record date and then decide to sell any Parent common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Parent common stock with or without your entitlement to SpinCo common stock pursuant to the distribution.
Where will I be able to trade shares of SpinCo common stock?
SpinCo intends to apply to list its common stock on the New York Stock Exchange under the current Parent symbol "GCI." SpinCo anticipates that trading in shares of its common stock will begin on a "when-issued" basis on or about June 22, 2015, the record date for the distribution, and will continue up to and through the distribution date and that "regular-way" trading in SpinCo common stock will begin on the first trading day following the completion of the distribution. If trading begins on a "when-issued" basis, you may purchase or sell shares of SpinCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. SpinCo cannot predict the trading prices for its common stock before, on or after the distribution date.
What will happen to the listing of Parent common stock?	Parent common stock will continue to trade on the New York Stock Exchange after the distribution, but under the new symbol "TGNA."
Will the number of shares of Parent common stock that I own change as a result of the distribution?	No. The number of shares of Parent common stock that you own will not change as a result of the distribution.
Will the distribution affect the market price of my shares of Parent common stock?
Yes. As a result of the distribution, Parent expects the trading price of Parent common stock immediately following the distribution to be lower than the "regular-way" trading price of such stock immediately prior to the distribution because the trading price will no longer reflect the value of the publishing business. There can be no assurance that the aggregate market value of the Parent common stock and SpinCo common stock following the separation will be higher or lower than the market value of Parent common stock if the separation and distribution did not occur. This means, for example, that the combined trading prices of two shares of Parent common stock and one share of SpinCo common stock after the distribution may be equal to, greater than or less than the trading price of two shares of Parent common stock before the distribution.
What are the material U.S. federal income tax consequences of the contribution and the distribution?
It is a condition to the completion of the distribution that Parent receive an opinion from outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied. Accordingly, it is expected that no gain or loss will be recognized by Parent in connection with the contribution and distribution and, except with respect to cash received in lieu of a fractional share of SpinCo common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of SpinCo common stock in the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SpinCo common stock. For more information regarding the potential U.S. federal income tax consequences to SpinCo and to you of the contribution and the distribution, see the section entitled "Material U.S. Federal Income Tax Consequences."
How will I determine my tax basis in the SpinCo shares I receive in the distribution?
For U.S. federal income tax purposes, your aggregate basis in the common stock that you hold in Parent and the new SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will equal the aggregate basis in

Parent common stock held by you immediately before the distribution, allocated between your shares of Parent common stock and SpinCo common stock (including any fractional share interest in SpinCo common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of the tax basis allocation rules and the application of state, local and non-U.S. tax laws.
What will SpinCo's relationship be with Parent following the separation?
After the distribution, Parent and SpinCo will be separate companies with separate management teams and separate boards of directors. SpinCo will enter into a separation and distribution agreement with Parent to effect the separation and distribution and provide a framework for SpinCo's relationship with Parent after the separation and will enter into certain other agreements, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the separation between SpinCo and Parent of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Parent and its subsidiaries attributable to periods prior to, at and after SpinCo's separation from Parent and will govern the relationship between SpinCo and Parent subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement, other transaction agreements and certain other commercial agreements between Parent and SpinCo, see the sections entitled "Risk Factors—Risks Related to the Separation" and "Certain Relationships and Related Person Transactions."
Who will manage SpinCo after the separation?
SpinCo will benefit from a management team with an extensive background in the publishing business. Led by Robert J. Dickey, who will be SpinCo's President and Chief Executive Officer after the separation, SpinCo's management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding SpinCo's management, see "Management."
Are there risks associated with owning SpinCo common stock?
Yes. Ownership of SpinCo common stock is subject to both general and specific risks relating to SpinCo's business, the industry in which it operates, its ongoing contractual relationships with Parent and its status as a separate, publicly traded company. Ownership of SpinCo common stock is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this information statement beginning on page 22. You are encouraged to read that section carefully.

Does SpinCo plan to pay dividends?	SpinCo currently anticipates that it will initially pay a regular cash dividend. However, the declaration and payment of any dividends in the future by SpinCo will be subject to the sole discretion of its board of directors and will depend upon many factors. See "Dividend Policy."
Will SpinCo incur any indebtedness prior to or at the time of the distribution?
SpinCo anticipates having little or no indebtedness for borrowed money upon completion of the distribution. Contemporaneous with the separation, SpinCo will enter into a revolving credit facility, with borrowing capacity of up to $500 million, to provide SpinCo with additional flexibility and liquidity.
Who will be the distribution agent, transfer agent and registrar for SpinCo common stock?
The distribution agent, transfer agent and registrar for SpinCo common stock will be Wells Fargo Shareowner Services. For questions relating to the transfer or mechanics of the stock distribution, you should contact Wells Fargo Shareowner Services toll free at (800) 468-9716 or non-toll free at (651) 450-4064.
What will SpinCo's corporate governance profile be?
SpinCo anticipates having strong corporate governance practices intended to enhance long-term shareholder value. While many matters will be determined by SpinCo's board of directors after the distribution, SpinCo's board will be annually elected, with a majority vote standard applying in uncontested elections, and shareholders representing 20% of SpinCo's outstanding shares will have the right to request special meetings in between annual meetings, subject to certain requirements to be set forth in SpinCo's organizational documents. More information about SpinCo's governance practices will be included in SpinCo's proxy statement and other governance-related filings and statements made after the separation. See "Description of SpinCo's Capital Stock—Corporate Governance."
Where can I find more information about Parent and SpinCo?	Before the distribution, if you have any questions relating to Parent's business performance, you should contact:
Gannett Co., Inc. 7950 Jones Branch Drive McLean, Virginia 22107 Attention: Investor Relations

After the distribution (in connection with which SpinCo will have changed its name to Gannett Co., Inc.), SpinCo stockholders who have any questions relating to SpinCo's business performance should contact SpinCo at:
Gannett Co., Inc. 7950 Jones Branch Drive McLean, Virginia 22107 Attention: Investor Relations

 INFORMATION STATEMENT SUMMARY

              Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to "SpinCo" refer to Gannett SpinCo, Inc., a Delaware corporation, and its combined subsidiaries. References in this information statement to "Parent" refer to Gannett Co., Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, SpinCo and its consolidated subsidiaries), unless the context otherwise requires. References to SpinCo's historical business and operations refer to the business and operations of Parent's publishing business that will be transferred to SpinCo in connection with the separation and distribution. In connection with the distribution, Gannett Co., Inc., as Parent, will be renamed "TEGNA Inc.," and Gannett SpinCo, Inc., as SpinCo, will change its name to "Gannett Co., Inc." Throughout this information statement, for purposes of simplicity, the current Gannett Co., Inc. prior to the distribution and TEGNA Inc. following the distribution are referred to as "Parent" and Gannett SpinCo, Inc. prior to the distribution and Gannett Co., Inc. following the distribution are referred to as "SpinCo." References in this information statement to the "separation" refer to the separation of the publishing business from Parent's other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, SpinCo, to hold the assets and liabilities associated with the publishing business after the distribution. References in this information statement to the "distribution" refer to the distribution of 98.5% of SpinCo common stock to Parent's stockholders on a pro rata basis.

Gannett SpinCo, Inc.

              SpinCo is a leading international, multi-platform news and information company that delivers high-quality, trusted content where and when consumers want to engage with it on virtually any device. SpinCo's operations are comprised of 100 daily publications in the U.S. and U.K., more than 400 non-daily publications in the U.S., and more than 125 such titles in the U.K. Collectively, SpinCo's U.S. print products reach approximately 9.7 million dedicated U.S. readers every weekday and approximately 10.5 million every Sunday. SpinCo's 82 U.S. daily publications include USA TODAY, which has been a cornerstone of the national news landscape for more than three decades. USA TODAY is currently the nation's number one newspaper in consolidated print and digital circulation, according to the Alliance for Audited Media's September 2014 Publisher's Statement, with total daily circulation of 4.1 million and Sunday circulation of 3.7 million, which includes daily print, digital replica, digital non-replica, and branded editions. In the U.K., Newsquest has a total average readership of approximately 6 million every week. The availability of SpinCo's award-winning content to audiences whenever, wherever and however they choose makes it a go-to information source for consumers and preferred platform for advertisers working with companies of all industries, sizes and locations.

              On June 1, 2015, SpinCo completed the acquisition of the remaining 59.4% interest in the Texas-New Mexico Newspapers Partnership that it did not own from Digital First Media. As a result, SpinCo acquired 11 news organizations in Texas, New Mexico and Pennsylvania which increases its U.S. daily publications to 93.

              SpinCo has a significant digital presence. Every month, approximately 73.5 million unique visitors access USA TODAY content and approximately 30 million unique visitors seek out digital media associated with SpinCo's local publications through desktops, smartphones, and tablets. There have been more than 21 million downloads of USA TODAY's award-winning app on mobile devices and 2 million downloads of apps associated with SpinCo's local publications. Newsquest is a digital leader in the U.K. where its network of web sites attracts nearly 20 million unique visitors monthly.

              SpinCo's comprehensive operations also include commercial printing, newswire, marketing and data services. Certain of SpinCo's businesses have strategic relationships with online businesses of

Parent, including CareerBuilder LLC ("CareerBuilder"), Cars.com (formerly known as Classified Ventures, LLC ("Classified Ventures")), and G/O Digital, Parent's digital marketing services organization.

              SpinCo generates revenue primarily through advertising and subscriptions to its publications. In addition to USA TODAY, SpinCo's local publications and affiliated products operate through fully integrated shared support, sales, and service platforms. SpinCo's diversified set of multiple revenue streams ensures that the value of its financial, creative and human resources is maximized.

              Local domestic circulation revenue is driven through its All Access Content Subscription Model. All subscriptions include access to content via multiple platforms, including full web, mobile, e-Edition and tablet access, with subscription prices that vary according to the frequency of delivery of the print edition. In addition to the subscription model, single-copy print editions continue to be sold at retail outlets, and account for approximately 15% of daily and 24% of Sunday net paid circulation volume.

              SpinCo's results of operations in recent periods have been impacted by declining revenues that are reflective of general trends in the newspaper industry and soft economic conditions affecting advertising demand, particularly in the retail sector. SpinCo's results also reflect workforce restructuring and transformation costs primarily resulting from organizational and operational restructurings at certain of SpinCo's locations as SpinCo works to optimize its resources across its organization.

              SpinCo employs a proven multi-platform approach to advertising, which can be specifically tailored to the individual needs of all levels of advertisers, from small, locally-owned merchants to large, complex businesses. SpinCo's U.S. Community Publishing ("USCP") sales teams work with local small- to medium-sized businesses to structure comprehensive advertising solutions across multiple platforms and products including display advertising, desktop, mobile, tablet and other specialty publications. As more businesses work to interact with consumers online, SpinCo, through its access to G/O Digital, has focused specifically on developing a wide array of leading-edge digital marketing solutions that enable marketers and advertisers to connect with local consumers online through products that drive results. SpinCo has a national advertising sales force focused on the largest national advertisers and accounts, and has relationships with outside agencies that specialize in the sale of national ads. This comprehensive method allows SpinCo to address a much larger market and attract the widest possible set of potential advertising partners.

              SpinCo is headquartered in McLean, VA.

Strategies

              SpinCo is committed to a business strategy that drives returns for shareholders, delights audiences through a robust user experience and engages with consumers to strengthen the brands of advertising partners and drive revenue. Key elements of SpinCo's strategy to achieve these objectives are as follows:

              Continue to improve digital platforms to strengthen local franchises and attract digital-only subscribers.    As the publishing industry has evolved and readers increasingly consume content on digital platforms, SpinCo has made significant investments in online and mobile offerings across local markets. SpinCo will continue to develop compelling content and applications that enable its readers to access trusted local news and information that is highly relevant to its local communities. The unparalleled credibility of SpinCo's local media organizations as known and trusted media sources carries over to digital platforms, and differentiates SpinCo's online sources from competing products. SpinCo will also focus on continuing to develop native applications and video content for mobile devices across local markets. This initiative supports the All Access Content Subscription Model, attracting new digital-only accounts that are essential to growing the subscription base in markets with younger demographics, which is a key driver of future revenue growth.

              Expand the integration of national and local content.    In 2014 SpinCo launched a pioneering project to enhance its local hometown coverage by leveraging its unique ability to generate and distribute national content. In 35 local markets, SpinCo now includes a local edition of USA TODAY content inside the print edition and e-Edition of the local publication. The local USA TODAY edition includes national News, Money and Lifestyle content, while USA TODAY's sports coverage is integrated into local sections. In addition, SpinCo has partnered with several third-party news organizations to incorporate the local edition of USA TODAY into non-SpinCo publications across seven states, and to expand the offerings in the local edition to include weekend Personal Finance and Sunday Life sections. SpinCo intends to continue to expand this project to additional local SpinCo and third-party publications and to continue to develop new opportunities to leverage its outstanding national content to further complement local reporting. Expansion of SpinCo's award-winning content into new publications allows it to reach new audiences and attract new advertisers. These initiatives create diverse new revenue streams for content SpinCo is already producing, creating added-value. SpinCo will continue to actively pursue opportunities to syndicate USA TODAY branded content to other local and national market media operations.

              Leverage competitive strengths to provide targeted, integrated solutions to advertisers.    Proprietary research indicates that local and national advertisers find it difficult to manage the complexity of their multiple marketing investments, with digital solutions being particularly challenging. They are seeking to reach an increasingly elusive audience and struggling to influence attitudes and behavior at each stage of the purchase path. This environment presents a strong opportunity for SpinCo to use its key capabilities to partner with advertisers and provide critical solutions to their most pressing challenges. SpinCo will leverage its many competitive advantages – including its reputation as a trusted partner with local knowledge and complete digital marketing services product offerings – to create tailored media/marketing plans in which the individual elements work in concert to amplify and reinforce the advertiser's message and digital presence. Offering thoughtfully crafted digital strategies that meet the unique needs of local marketers and advertisers make SpinCo a highly attractive advertising and marketing resource. This consultative multi-platform sales approach is customized to meet the specific needs of all levels of advertisers, enabling SpinCo to access a large universe of potential advertising and marketing partners. To further enhance the success of this approach, SpinCo is intensively training its sales and management teams to further their expertise in digital product integration and sales pipeline management. In addition, SpinCo will leverage the natural synergies between its local media organizations and local digital platforms to provide more effective advertising solutions. SpinCo's local content, long-standing customer relationships, highly talented news and advertising sales staff, and comprehensive promotional capabilities are all competitive advantages that SpinCo will use to sell integrated advertising and marketing solutions that meet the changing needs of advertisers. Creating new digital solutions for advertisers on both a local and national basis will put SpinCo in an excellent position to take advantage of the many opportunities resulting from the rapid pace of technological change in the industry.

              Focus on operational excellence.    SpinCo will maintain its long-standing reputation for journalistic excellence by employing editors, reporters, producers and designers who are committed to the company's mission to provide trusted news and information and to actively support the people and businesses in the communities SpinCo serves. The highest quality local reporting will continue to make SpinCo publications indispensable in their communities. The goal will be to maintain and further develop deep reader loyalty, strong advertiser relationships and consistent growth. In addition, SpinCo will continue to maximize the efficiency of its print, sales, administrative, and distribution functions to increase profitability. SpinCo will continue to leverage its economies of scale to reduce supply chain costs, provide significant shared editorial content, and streamline its creative and design interactions with advertisers in print and online. As they have in the past, these efforts will continue to drive profitability and strengthen customer relationships.

              Supplement organic growth with selective acquisitions.    SpinCo will be well-positioned to pursue value-enhancing investments and acquisitions with fewer regulatory constraints than it has currently – and will be both opportunistic and disciplined in its acquisition strategy. SpinCo will be virtually debt-free upon completion of the distribution, and its balance sheet and cash flow generation will be strong in comparison to its peers, providing it with the financial flexibility to pursue opportunities arising in a consolidating industry. SpinCo is a strong operator, and its strengths in information gathering and reporting, coupled with its valuable integrated content sharing, advertising, sales and administrative platforms, will help drive innovative approaches to revenue generation as well as efficiency gains in acquired properties.

              Maintain a strong, flexible balance sheet.    Through proactive cost management and appropriate financial policies, SpinCo will remain committed to maintaining financial flexibility in order to execute its organic growth strategies and be in position to make accretive acquisitions.

Strengths

              SpinCo believes it enjoys the benefits of a number of unique talents and assets, many of which have been carefully developed over its long history as an established industry leader. The following strengths support its business strategies:

              Broad footprint in diverse markets.    SpinCo is one of the largest and most diverse multi-platform publishers in the United States, with 81 local U.S. daily publications, and over 400 non-daily local publications across 30 states, as well as the country's leading national newspaper brand. Every month approximately 73.5 million unique visitors access USA TODAY content and approximately 30 million unique visitors seek out USCP digital media through desktops, smartphones and tablets. In addition, there have been more than 21 million downloads of USA TODAY's award-winning app on mobile devices and 2 million downloads of USCP apps. Collectively, print products reach approximately 9.7 million dedicated U.S. readers every weekday, and approximately 10.5 million every Sunday. SpinCo's Newsquest platform is a leading regional community news provider in the U.K., with 18 daily paid-for titles, more than 125 weekly print products, magazines and trade publications, and a network of websites including S1, a leading employment website in Scotland, and other digital products. Newsquest also participates in 1XL, which sells digital display advertising to national advertisers across most U.K. regional newspaper websites. In the U.K., Newsquest has a total average readership of approximately 6 million every week. This broad and diverse footprint allows SpinCo to take advantage of economies of scale across various functions, including reporting, production, administration and sales, while mitigating exposure to economic risk in any one region or locality. SpinCo's vast footprint also increases the available reach for advertisers and makes SpinCo's properties very attractive to marketers seeking multi-platform, broad, impactful campaigns as well as smaller-scale, targeted solutions.

              On June 1, 2015, SpinCo completed the acquisition of the remaining 59.4% interest in the Texas-New Mexico Newspapers Partnership that it did not own from Digital First Media. As a result, SpinCo acquired 11 news organizations in Texas, New Mexico and Pennsylvania which increases its U.S. daily publications to 93.

              Recognizable national brand.    With total daily circulation of 4.1 million, and average cross-platform page views of more than 1.2 billion per month, USA TODAY was again the No. 1 ranked publication in consolidated digital and print circulation, according to the Alliance for Audited Media's September 2014 Publisher's Statement. Since its introduction in 1982, USA TODAY has developed a tremendously recognizable and respected brand that SpinCo leverages across various businesses. For example, SpinCo's USA TODAY Sports Media Group has used the USA TODAY brand name to successfully launch "For the Win" (ftw.usatoday.com) as a unique digital property that provides sports fans with social news and curated analysis. The USA TODAY brand immediately boosts the credibility of any affiliated property, allowing even the most tailored, niche content platforms to increase their audience.

              Unique ability to generate and integrate national and local content.    With one of the country's leading national media brands and the largest network of local publications, SpinCo has the unrivaled ability to generate and distribute national content to enhance its ever-important local hometown coverage. Currently, 35 local SpinCo publications and several third-party publications include a local edition of USA TODAY, which includes national News, Money and Lifestyle content on a daily basis, and Personal Finance and Sunday Life sections on weekends. USA TODAY's Sports coverage is integrated into local sports sections. In total, readers in 35 local SpinCo markets and several third-party markets across seven states get on average approximately 70 pages of additional content per week as a result of these integration efforts. Consumer reaction to SpinCo's additional content has been very positive, which solidifies the local publications' positions as preferred information sources for readers and attractive platforms for advertisers looking to reach readers on both a local and national scale.

              Integrated and innovative digital platform.    Through its All Access Content Subscription Model (which provides content digitally to all subscribers with the option of home delivery) across local markets, SpinCo has a clear commitment to providing consumers with access to the news and information about their local communities that they most want on all the devices and platforms they use. The credibility and deep community roots of SpinCo's local media organizations differentiate SpinCo's content from competing products. The results of this digital effort have been outstanding. USCP's All Access Content Subscription Model has achieved activation rates near 64%, and in certain of the initial markets where the model was introduced, the activation rates approach 80%. The digital platforms (desktop, mobile, tablet) drive growth in readership, particularly with younger demographics and digital advertising revenue opportunities. In 2014, mobile page views increased 114% and mobile visitors increased 184% on a year-over-year basis. SpinCo believes that its commitment to innovative digital products and marketing solutions has solidified it as the leader in digital news and information, positioning it to take advantage of the rapid pace of technological change in an increasingly multi-platform media industry.

              Award-winning journalists dedicated to their local communities.    SpinCo's national and local publications have long-standing reputations for journalistic excellence. They employ an exceptionally talented group of writers, editors, reporters, photographers and designers who work to fulfill the company's mission to provide trusted news and information and to actively support the people and businesses in the communities SpinCo serves. SpinCo's publications and content creators play a significant, positive role in their respective communities, both inside and outside the newsroom. In recognition of this excellence, SpinCo publications have been honored with 48 Pulitzer Prizes, both national and regional Edward R. Murrow Awards and Alfred I. duPont-Columbia University Awards, as well as many other prestigious editorial awards.

              Talented and creative management teams.    The strategy and content of SpinCo's national and local publications are guided by outstanding leadership at every level of the organization. Recent successful innovations such as the All Access Content Subscription Model and USA TODAY local editions, are examples of the creativity and business innovation that drive strategy at SpinCo. Management at SpinCo and each of its individual publications plans to continue crafting new ways to leverage SpinCo's engaging content, yielding new and expanded revenue streams.

              Cost-effective centralized content management, production, sales and service infrastructure.    SpinCo's streamlined operations drive its ability to efficiently deliver innovative content and essential information. In 2011, Gannett Publishing Services ("GPS") was formed to improve the efficiency and reduce the cost associated with the production and distribution of the company's printed products across all divisions in the U.S. GPS directly manages all of the production, consumer sales, service and circulation operations for all of SpinCo's domestic publications, including all community newspapers and USA TODAY. In addition to providing an efficient, cost-effective print platform that has resulted in substantial cost savings and superior operational performance, GPS generates new revenue opportunities by leveraging its existing assets to provide ad production, printing and packing, and distribution services to third parties. SpinCo's digital products also operate on a unified and streamlined production and distribution system. SpinCo's digital platform includes a content management system that provides the connective tissue for all new digital products, enabling sharing of digital content company-wide, breaking news alerts and high-end creation and presentation of new, front-end storytelling designs. Major core product launches and back-end advertising product solutions allow these high performing services to deploy across dozens of community publishing properties, leading to increased user reach and digital news and information engagement. This enhanced audience interaction makes SpinCo's content significantly more attractive to advertising partners.

              Ongoing market affiliations and shared service agreements.    After the separation, SpinCo will maintain ongoing market affiliations with CareerBuilder LLC and Cars.com, as well as permissible shared service agreements with Parent, including G/O Digital, that will enable continued cross-platform advertising and content-sharing opportunities. This will allow for a smooth transition into a standalone company.

              Shareholder-friendly corporate governance.    As is Parent's legacy, SpinCo will institute shareholder-friendly corporate governance practices. SpinCo's Board of Directors will be elected annually, a majority voting standard will apply to uncontested director elections and special meetings will be able to be called by holders of 20% of the outstanding shares, subject to certain requirements to be set forth in SpinCo's organizational documents. Responsible and appropriate corporate governance will ensure that SpinCo's management always keeps shareholder interests top of mind when crafting value-creating strategies at all levels of the organization.

              Deep, long-standing relationships in local business communities.    SpinCo's reputation as the primary source of local news and information in many communities continues to make it an attractive advertising outlet for local businesses. SpinCo's advertising sales staff delivers comprehensive, tailored solutions for its customers. Through its consultative approach and wide array of digital marketing solutions, offered through SpinCo's access to Parent's G/O Digital platform, SpinCo helps small- and medium-sized businesses navigate the increasingly complex and diverse world of digital marketing services. The success of digital marketing solutions is reflected in a 66% increase in G/O Digital's revenue from small and medium-sized business clients in 2014 compared to 2013.

              Virtually debt-free capital structure.    SpinCo's virtually unlevered capital structure provides flexibility that will allow its expected strong cash flow to be used for accretive acquisitions, the return of capital to stockholders and investments in leading-edge digital products. Contemporaneous with the separation, SpinCo will enter into a revolving credit facility, with borrowing capacity of up to $500 million, to provide SpinCo with additional flexibility and liquidity.

Summary of Risk Factors

              An investment in SpinCo common stock is subject to a number of risks, including risks relating to SpinCo's business, the separation and SpinCo common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned "Risk Factors" for a more thorough description of these and other risks.

Risks Related to SpinCo's Business

  •
  Changes in economic conditions are expected to continue to affect advertising demand and SpinCo's ability to grow or maintain its advertising revenue.

  •
  Increasing popularity of digital media and the shift in newspaper readership demographics, consumer habits and advertising expenditures from traditional print to digital media, in addition to generally lower rates for digital advertising, may adversely affect SpinCo's operating revenues and margins, and may require significant capital investments due to changes in technology.

  •
  Stagnation or a decline in website traffic levels due to subscription models or other factors may materially and adversely affect SpinCo's advertiser base and advertising rates and result in a decline in digital revenue.

  •
  SpinCo's business operates in highly competitive markets with constant technological developments, and its ability to maintain market share and generate operating revenues depends on how effectively SpinCo competes with existing and new competition and on how technological developments affect SpinCo's business.

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  Newsprint prices may continue to be volatile.

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  The value of SpinCo's assets or operations may be diminished if its information technology systems fail to perform adequately or if it is the subject of a data breach or cyber-attack.

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  SpinCo may be unable to adequately protect its intellectual property and other proprietary rights that are material to its business, or to defend successfully against intellectual property infringement claims by third parties.

  •
  SpinCo's ability to operate effectively could be impaired if SpinCo fails to attract and retain its senior management team.

  •
  Labor strikes, lockouts and protracted negotiations could lead to business interruptions and increased operating costs.

Risks Related to the Separation

  •
  SpinCo has no history of operating as an independent company, and SpinCo's historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company and may not be a reliable indicator of its future results.

  •
  There could be significant liability if the distribution is determined to be a taxable transaction.

  •
  SpinCo may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect SpinCo's business.

  •
  Parent or SpinCo may fail to perform under various transaction agreements that will be executed as part of the separation or SpinCo may fail to have necessary systems and services in place when certain of the transaction agreements expire.

  •
  Changes in the commercial and credit environments may materially affect SpinCo's future access to capital.

Risks Related to SpinCo Common Stock

  •
  SpinCo cannot be certain that an active trading market for its common stock will develop or be sustained after the distribution, and following the distribution, SpinCo's stock price may fluctuate significantly.

  •
  There may be substantial changes in SpinCo's stockholder base.

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  SpinCo cannot guarantee the timing, amount or payment of dividends on its common stock.

 The Separation and Distribution

              On August 5, 2014, Parent announced that it intends to separate its publishing business from its broadcasting and digital businesses. The separation will occur by means of pro rata distribution to Parent stockholders of 98.5% of the shares of common stock of SpinCo, which was formed to hold Parent's publishing business.

              On June 8, 2015, the Parent board of directors approved the distribution of 98.5% of SpinCo's issued and outstanding shares of common stock on the basis of one share of SpinCo common stock for every two shares of Parent common stock held as of the close of business on June 22, 2015, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement. For a more detailed description of these conditions, see "Conditions to the Distribution."

SpinCo's Post-Separation Relationship with Parent

              After the distribution, Parent and SpinCo will be separate companies with separate management teams and separate boards of directors. SpinCo will enter into a separation and distribution agreement with Parent, which is referred to in this information statement as the "separation agreement" or the "separation and distribution agreement." In connection with the separation, SpinCo will also enter into various other agreements to effect the separation and provide a framework for its relationship with Parent after the separation, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between SpinCo and Parent of Parent's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo's separation from Parent, and will govern certain relationships between SpinCo and Parent after the separation.

              Following the distribution, SpinCo will continue to have a number of significant commercial arrangements with Parent. Parent will continue to hold a 1.5% stake in SpinCo for a period of time following the distribution to allow SpinCo to enter into a modified affiliation agreement with CareerBuilder. Parent is currently party to an affiliation agreement with CareerBuilder pursuant to which SpinCo's newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the CareerBuilder limited liability company agreement, if Parent (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in SpinCo's newspapers, which it intends to do, Parent has the right to enter into a modified affiliation agreement that would apply to SpinCo's newspapers for up to five years. SpinCo expects to enter into a modified affiliation agreement at the time of the separation that would apply to its newspapers for up to five years. While this agreement would not be as favorable to SpinCo's newspapers as Parent's existing affiliation agreement, it is preferable for SpinCo to obtain this modified affiliation agreement rather than operate without any affiliation agreement with CareerBuilder.

              On October 1, 2014, Parent acquired the remaining 73% interest that it did not previously own in Classified Ventures, which was subsequently renamed Cars.com. Following that acquisition, each of SpinCo's newspapers is currently operating under new terms with Cars.com that are similar to the terms included in the new affiliation agreements Cars.com entered into with its former owners upon the closing of the acquisition. In connection with the distribution, SpinCo and SpinCo's newspapers will enter into a new five-year affiliation agreement with Cars.com, pursuant to which SpinCo's newspapers will be able to earn advertising revenues and pay affiliate fees to Cars.com on similar economic terms to those included in the new affiliation agreements Cars.com entered into with its former owners. Continuation of the affiliations of SpinCo's newspapers is contingent upon SpinCo's newspapers fulfilling their obligations under the new affiliation agreement, including meeting certain performance standards. If, prior to the end of the five-year term, SpinCo's newspapers fail to meet such performance standards or otherwise fail to fulfill their obligations under the new affiliation agreement, SpinCo's newspapers could cease to earn advertising revenues under their new affiliation agreement with Cars.com.

              For additional information regarding the separation agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled "Risk Factors—Risks Related to the Separation," "The Separation and Distribution" and "Certain Relationships and Related Person Transactions."

Reasons for the Separation

              The Parent board of directors believes that separating the publishing business from the remaining businesses of Parent is in the best interests of Parent and its stockholders for a number of reasons, including that:

  •
  The separation will allow investors to separately value Parent and SpinCo based on their unique investment identities, including the merits, strategy, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

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  The separation will allow each business to more effectively pursue its own distinct operating priorities and strategies, and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability.

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  The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital and an optimal mix of return of capital to stockholders, reinvestment in leading-edge digital products and value-enhancing M&A opportunities.

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  The separation will provide greater opportunity to grow organically and pursue value-enhancing acquisitions with fewer regulatory obstacles in two consolidating industries.

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  The separation will provide relief from FCC cross-ownership restrictions that currently prevent either Parent's publishing or broadcasting businesses from entering certain markets.

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  The separation will create separate independent equity structures that will afford each company direct access to capital markets and facilitate the ability to capitalize on its unique growth opportunities.

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  The separation will facilitate incentive compensation arrangements for employees that are more directly tied to the performance of each relevant company's business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

              The Parent board of directors also considered a number of potentially negative factors in evaluating the separation, including, among others, risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation significantly outweighed these factors. For additional information, see the sections entitled "The Separation and Distribution—Reasons for the Separation" and "Risk Factors" included elsewhere in this information statement.

Corporate Information

              SpinCo was incorporated in Delaware on November 21, 2014 for the purpose of holding Parent's publishing business in connection with the separation and distribution described herein. Prior to the contribution of this business to SpinCo, which will be completed prior to the distribution, SpinCo will have no operations. The address of SpinCo's principal executive offices is 7950 Jones Branch Drive, McLean, Virginia 22107. SpinCo's telephone number after the distribution will be (703) 854-6000. SpinCo maintains an Internet site at www.gannett.com. SpinCo's website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

              SpinCo owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business.

Reason for Furnishing this Information Statement

              This information statement is being furnished solely to provide information to stockholders of Parent who will receive shares of SpinCo common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of SpinCo's securities. The information contained in this information statement is believed by SpinCo to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and neither Parent nor SpinCo will update the information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

 SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

              The following summary financial data reflects the combined operations of SpinCo. SpinCo derived the summary historical and pro forma combined income statement data for the quarters ended March 29, 2015 and March 30, 2014, and the years ended December 28, 2014, December 29, 2013 and December 30, 2012, and combined balance sheet data as of March 29, 2015, December 28, 2014 and December 29, 2013, as set forth below, from its unaudited Interim Condensed Combined Financial Statements and audited Annual Combined Financial Statements (together, the "Combined Financial Statements"), which are included in the "Index to Financial Statements" section of this information statement and from its unaudited condensed combined pro forma financial statements included in the "Unaudited Pro Forma Combined Financial Statements" section of this information statement. SpinCo derived the summary combined balance sheet data as of December 30, 2012, from SpinCo's underlying financial records which are not included in this information statement. SpinCo's underlying financial records were derived from the financial records of Parent for the periods reflected herein. As a result, the historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had SpinCo been a separate, stand-alone company during the periods presented. To ensure a full understanding of this summary financial data, the information presented below should be reviewed in combination with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and accompanying notes thereto included elsewhere in this information statement.

              The summary unaudited pro forma combined financial data presented has been prepared to reflect the separation. The unaudited pro forma condensed combined income statement data presented reflects the financial results as if the separation occurred on December 30, 2013, which was the first day of fiscal 2014. The unaudited pro forma combined balance sheet data reflects the financial position as if the separation occurred on March 29, 2015. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

              The unaudited pro forma condensed combined financial statements are not necessarily indicative of SpinCo's results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had SpinCo been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations, financial position or cash flows.

              This summary historical and pro forma combined financial data should be reviewed in combination with "Unaudited Pro Forma Combined Financial Statements," "Capitalization," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition

and Results of Operations" and the Combined Financial Statements and accompanying notes included in this information statement.

	For the period ended
	Pro Forma Mar. 29, 2015	Mar. 29, 2015	Mar. 30, 2014	Pro Forma Dec. 28, 2014	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012(1)
In millions of dollars, except per share data	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Selected Statement of Income Information:
Operating revenues:
Advertising	$397	$397	$452	$1,840	$1,840	$1,971	$2,124
Circulation	$271	$271	$280	$1,110	$1,110	$1,117	$1,103
Other	$49	$49	$57	$222	$222	$236	$242
Total operating revenue(2)	$717	$717	$789	$3,172	$3,172	$3,325	$3,470
Operating income	$30	$30	$49	$261	$262	$325	$331
Net income	$33	$33	$41	$210	$211	$274	$277
Net income per share:
Basic	$0.29	N/A	N/A	$1.85	N/A	N/A	N/A
Diluted	$0.28	N/A	N/A	$1.81	N/A	N/A	N/A

	As of
	Pro Forma Mar. 29, 2015	Mar. 29, 2015	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012
In millions of dollars	(unaudited)	(unaudited)			(unaudited)

Selected Balance Sheet Information:
Cash and cash equivalents	$60	$74	$72	$79	$134
Total assets	$2,291	$2,287	$2,384	$2,495	$2,840

	For the period ended
	Pro Forma Mar. 29, 2015	Mar. 29, 2015	Mar. 30, 2014	Pro Forma Dec. 28, 2014	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012(1)
In millions of dollars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Non-GAAP Financial Measures(3):
Adjusted EBITDA	$72	$71	$90	$475	$472	$502	$528
Adjusted operating income	$43	$44	$62	$360	$361	$392	$410
Adjusted net income	$42	$42	$48	$268	$270	$300	$322
(1)
The year ended December 30, 2012 consisted of 53 weeks whereas the years ended December 29, 2013 and December 28, 2014 consisted of 52 weeks.
(2)
Amounts may not sum due to rounding.
(3)
For a reconciliation of the above non-GAAP metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK FACTORS

              You should carefully consider the following risks and other information in this information statement in evaluating SpinCo and SpinCo common stock. Any of the following risks could materially and adversely affect SpinCo's business, financial condition or results of operations. The risk factors generally have been separated into three groups: risks related to SpinCo's business, risks related to the separation and risks related to SpinCo common stock.

Risks Related to SpinCo's Business

Changes in economic conditions are expected to continue to affect advertising demand and SpinCo's ability to grow or maintain its advertising revenue.

              SpinCo's operating results depend on the relative strength of the economy in the publishing market as well as the strength or weakness of regional and national economic factors. SpinCo's operating revenues are sensitive to discretionary spending available to advertisers and subscribers in the markets SpinCo serves, as well as advertiser and subscriber perceptions of economic trends and uncertainty. Total advertising revenues have declined from $2.5 billion in 2010 to $1.8 billion in 2014, reflecting general trends in the newspaper industry and soft economic conditions affecting advertising demand, particularly in the retail sector. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. Economic conditions affect the levels of retail, national and classified newspaper advertising revenue. Changes in gross domestic product, consumer spending, auto sales, housing sales, unemployment rates, job creation and circulation levels and rates all impact advertising demand and subscriber sentiment and therefore may impair SpinCo's ability to maintain and grow its circulation and advertising revenue. A decline in the economic prospects of advertisers, subscribers or the economy in general could alter current or prospective advertisers' and subscribers' spending priorities. All of these factors may further materially and adversely impact SpinCo's ability to grow or maintain its operating revenue.

Increasing popularity of digital media and the shift in newspaper readership demographics, consumer habits and advertising expenditures from traditional print to digital media, in addition to generally lower rates for digital advertising, may adversely affect SpinCo's operating revenues and margins, and may require significant capital investments due to changes in technology.

              Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increasing number of methods for delivery of news and other content and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. If SpinCo is unable to exploit new and existing technologies to distinguish its products and services from those of its competitors or adapt to new distribution methods that provide optimal user experiences, SpinCo's business and financial results may be adversely affected.

              The increasing number of digital media options available online, through social networking tools and through mobile and other devices that distribute news and other content, is expanding consumer choice significantly. Faced with a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how and at what price they consume content than they do on the source or reliability of such content. Further, as existing newspaper readers get older, younger generations may not develop similar readership habits. News aggregation websites and customized news feeds (often free to users) may reduce SpinCo's traffic levels by creating a disincentive for the audience to visit its websites or use its digital applications. If traffic levels stagnate or decline, SpinCo may not be able to create sufficient advertiser interest in its digital businesses or to maintain or increase the advertising rates of the inventory on its digital platforms.

              In addition, the range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising than for print advertising. Consequently, SpinCo's digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Reduced demand for SpinCo offerings or a surplus of advertising inventory could lead to a reduction in pricing and advertising spending, which could have an adverse effect on SpinCo's businesses and assets. SpinCo's ability to maintain and improve the performance of its customers' advertising on its digital properties may impact rates SpinCo achieves in the marketplace for its advertising inventory.

Stagnation or a decline in website traffic levels due to subscription models or other factors may materially and adversely affect SpinCo's advertiser base and advertising rates and result in a decline in digital revenue.

              Subscription models require users to pay for content after accessing a limited number of pages or news articles for free on SpinCo's websites each month. SpinCo's ability to build a subscriber base on its digital platforms through subscription offers depends on market acceptance, consumer habits, pricing, an adequate online infrastructure, terms of delivery platforms and other factors. If SpinCo's subscribers opt out of the subscription offers in greater numbers than anticipated, SpinCo may not generate expected revenue. In addition, the subscription model may result in fewer page views or unique visitors to SpinCo's websites if digital viewers are unwilling to pay to gain access to SpinCo's content. Stagnation or a decline in website traffic levels may materially and adversely affect SpinCo's advertiser base and advertising rates and result in a decline in digital revenue.

SpinCo's business operates in highly competitive markets with constant technological developments, and its ability to maintain market share and generate operating revenues depends on how effectively SpinCo competes with existing and new competition and on how technological developments affect SpinCo's business.

              SpinCo's business operates in highly competitive markets. SpinCo's brands compete for audiences and advertising revenue with newspapers and other media such as the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, outdoor billboards and yellow pages. Some of SpinCo's current and potential competitors have greater financial and other resources than SpinCo.

              SpinCo's publications generate significant percentages of their advertising revenue from a few categories, including automotive, employment and real estate classified advertising, and retail advertising. Websites dedicated to classified advertising have become significant competitors of SpinCo's print editions and digital platforms. As a result, even in the absence of a recession or economic downturn, technological, industry or other changes specifically affecting these advertising sources could reduce advertising revenues and materially and adversely affect SpinCo's financial condition and results of operations.

              SpinCo's operating revenues primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, the Internet, outdoor billboards and other media. Free circulation of daily newspapers has recently been introduced in several markets, and there can be no assurance that free daily publications, or other publications, will not be introduced in any markets in which SpinCo publishes its newspapers. The National Do Not Call Registry has affected the way newspapers solicit subscriptions. Competition for advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the publication, its price, editorial quality, customer service, and other sources of news and information. SpinCo's local and regional competitors with community publications are typically unique to each market, but SpinCo has competitors for advertising revenue that are larger and have greater financial and distribution resources than SpinCo. Circulation revenue and SpinCo's ability to achieve price increases for its print products may be affected by competition from other publications and other forms of media available in SpinCo's various markets, declining consumer spending on discretionary items, decreasing amounts of free time and declining frequency of regular print newspaper buying among certain demographics. SpinCo may incur higher costs competing for advertising dollars and paid circulation. If SpinCo is not able to compete effectively for advertising dollars and paid circulation, SpinCo's operating revenues may decline, and its financial condition and results of operations may be materially and adversely affected.

              Technological developments also pose other challenges that could materially and adversely affect SpinCo's operating revenues and competitive position. New delivery platforms may lead to pricing restrictions, the loss of distribution control and the loss of a direct relationship with consumers. SpinCo's advertising and circulation revenues have declined, reflecting general trends in the newspaper industry, including declining newspaper buying by young people and the migration to other available forms of media for news. SpinCo may also be materially and adversely affected if the use of technology developed to block the display of advertising on websites proliferates. In addition, the expenditures necessary to implement these new technologies could be substantial, and other companies employing such technologies before SpinCo is able to do so could aggressively compete with SpinCo's business.

SpinCo relies on revenue from the printing and distribution of publications for third parties that may be subject to many of the same business and industry risks facing SpinCo.

              SpinCo generates a portion of its revenue from printing and distributing third-party publications, and its relationships with these third parties are generally pursuant to short-term contracts. As a result, if the macroeconomic and industry trends described herein, such as the sensitivity to perceived economic weakness of discretionary spending available to advertisers and subscribers, circulation declines, shifts in consumer habits and the increasing popularity of digital media affect those third parties, SpinCo may lose, in whole or in part, this source of revenue.

Newsprint prices may continue to be volatile.

              Newsprint is one of SpinCo's largest expenses. During the year ended December 28, 2014, our average cost per ton of newsprint was approximately 1% lower than our historical average annual cost per ton over the last five years. The price of newsprint has historically been volatile with 2014 average cost being approximately 8% lower than the highest average quarterly cost per ton over the last five years and approximately 21% higher than the lowest average quarterly cost per ton over the last five years. In addition, the consolidation of newsprint mills in the United States and Canada over the years has reduced the number of suppliers, which has led to increases in newsprint prices. Decreases in SpinCo's current consumption levels, further supplier consolidation or the inability to maintain its existing relationships with its newsprint suppliers may materially and adversely impact newsprint prices in the future.

The value of SpinCo's assets or operations may be diminished if its information technology systems fail to perform adequately or if it is the subject of a data breach or cyber-attack.

              SpinCo's information technology systems are critically important to operating its business efficiently and effectively. SpinCo relies on its information technology systems to manage its business data, communications, news and advertising content, digital products, order entry, fulfillment and other business processes. The failure of SpinCo's information technology systems to perform as anticipated could disrupt SpinCo's business and could result in transaction errors, processing inefficiencies, late or missed publications, and loss of sales and customers, causing SpinCo's business and results of operations to be impacted.

              Furthermore, attempts to compromise information technology systems occur regularly across many industries and sectors, and SpinCo may be vulnerable to security breaches beyond its control. SpinCo invests in security resources and technology to protect its data and business processes against risk of data security breaches and cyber-attack, but the techniques used to attempt attacks are constantly changing. A breach or successful attack could have a negative impact on SpinCo's operations or business reputation. SpinCo maintains cyber risk insurance, but this insurance may not be sufficient to cover all losses from any future breaches of SpinCo's systems.

SpinCo's possession and use of personal information and the use of payment cards by its customers present risks and expenses that could harm its business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of SpinCo's network security or otherwise, could expose SpinCo to liabilities and costly litigation and damage its reputation.

              Maintaining SpinCo's network security is of critical importance because its online systems store and process confidential subscriber and other sensitive or protected data, such as names, email addresses, addresses and other personal information. SpinCo depends on the security of its networks and, in part, on the security of its third-party service providers. Unauthorized use of or inappropriate access to SpinCo's, or its third-party service providers', networks, computer systems and services could potentially jeopardize the security of confidential information, including banking and payment card (credit or debit) information of its customers. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, SpinCo or its third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Non-technical means, for example, actions by an employee, can also result in a data breach. There can be no assurance that any security measures SpinCo, or its third-party service providers, take will be effective in preventing these activities. SpinCo may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If an actual or perceived breach of SpinCo's security occurs, the perception of the effectiveness of its security measures could be harmed and SpinCo could lose customers or users. A party that is able to circumvent SpinCo's security measures could misappropriate its proprietary information or the information of its customers or users, cause interruption in its operations, or damage its computers or those of its customers or users. As a result of any such breaches, customers or users may assert claims of liability against SpinCo as a result of any failure by SpinCo to prevent these activities. These activities may subject SpinCo to legal claims, adversely impact its reputation, and interfere with its ability to provide its products and services, all of which may have a material adverse effect on SpinCo's business, financial condition and results of operations.

              A significant number of SpinCo's customers authorize SpinCo to bill their payment accounts directly for all amounts charged by SpinCo. These customers provide payment card information and other personally identifiable information which, depending on the particular payment plan, may be maintained to facilitate future payment card transactions. Under payment card rules and SpinCo's contracts with its card processors, if there is a breach of payment card information that SpinCo stores, SpinCo could be liable to the banks that issue the payment cards for their related expenses and penalties.

              Failure to protect customer data, including personal information as well as usage information, or to provide customers with appropriate notice of SpinCo's privacy practices could also subject SpinCo to liabilities imposed by United States federal and state regulatory agencies or courts. SpinCo could also be subject to evolving state laws and self-regulatory standards that impose data use obligations, data breach notification requirements, specific data security obligations or other consumer privacy-related requirements. SpinCo's failure to comply with any of these laws, regulations or standards may have an adverse effect on its business, financial condition and results of operations.

Foreign exchange variability could materially and adversely affect SpinCo's consolidated operating results.

              Weakening of the British pound to U.S. dollar exchange rate could diminish Newsquest's earnings contribution to consolidated results. Newsquest results for 2014 were translated to U.S. dollars at the average rate of 1.65.

Changes in the regulatory environment could encumber or impede SpinCo's efforts to improve operating results or the value of assets.

              SpinCo's publishing operations are subject to government regulation. Changing regulations may result in increased costs, reduced valuations or other impacts, all of which may adversely impact SpinCo's future profitability.

SpinCo's future strategic acquisitions, investments and partnerships could pose various risks, increase SpinCo's leverage and significantly impact SpinCo's ability to expand its overall profitability.

              Acquisitions involve inherent risks, such as potentially increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on SpinCo's results of operations or cash flow and could strain SpinCo's human resources. SpinCo may be unable to successfully implement effective cost controls, achieve expected synergies or increase revenues as a result of any future acquisition. Acquisitions may result in SpinCo's assumption of unexpected liabilities and may result in the diversion of management's attention from the operation of SpinCo's business. Acquisitions may also result in SpinCo having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose SpinCo to the risk that it may not be able to control the operations of its investee or partnership, which could decrease the amount of benefits SpinCo realizes from a particular relationship. SpinCo is also exposed to the risk that its partners in strategic investments and infrastructure may encounter financial difficulties which could lead to disruption of investee or partnership activities, or impairment of assets acquired, which would adversely affect future reported results of operations and stockholders' equity. In addition, SpinCo may be unable to obtain financing necessary to complete acquisitions on attractive terms or at all. The failure to obtain regulatory approvals may prevent SpinCo from completing or realizing the anticipated benefits of acquisitions. Furthermore, acquisitions may subject SpinCo to new or different regulations which could have an adverse effect on SpinCo's operations.

The value of SpinCo's existing intangible assets may become impaired, depending upon future operating results.

              Goodwill and other intangible assets were approximately $0.6 billion as of December 28, 2014, representing approximately 25% of SpinCo's total assets. SpinCo periodically evaluates its goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets would adversely affect future reported results of operations and stockholders' equity, although such charges would not affect SpinCo's cash flow.

Adverse results from litigation or governmental investigations could impact SpinCo's business practices and operating results.

              From time to time, SpinCo is a party to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect SpinCo's operating results or financial condition as well as SpinCo's ability to conduct its businesses as they are presently being conducted.

SpinCo may be unable to adequately protect its intellectual property and other proprietary rights that are material to its business, or to defend successfully against intellectual property infringement claims by third parties.

              SpinCo's ability to compete effectively depends in part upon its intellectual property rights, including its trademarks, copyrights and proprietary technology. SpinCo's use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, patent, unfair competition, trade secret and other laws to protect its intellectual property rights and proprietary technology and the use of the rights and technology of others may not be adequate. Litigation may be necessary to enforce SpinCo's intellectual property rights and to protect its proprietary technology, or to defend against claims by third parties that the conduct of its businesses or its use of intellectual property infringes upon such third party's intellectual property rights, including trademark, copyright and patent infringement. Any intellectual property litigation or claims brought against SpinCo, whether or not meritorious, could result in substantial costs and diversion of its resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require SpinCo to pay substantial amounts to the other party or cease exercising its rights in such intellectual property. In addition, SpinCo may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all. SpinCo's business, financial condition or results of operations may be materially and adversely affected as a result.

SpinCo's ability to operate effectively could be impaired if SpinCo fails to attract and retain its senior management team.

              SpinCo's success depends, in part, upon the continuing contributions of its senior management team. The loss of the services of any members of SpinCo's senior management team or the failure to attract qualified persons to its senior management team may have a material adverse effect on its business or its business prospects.

Labor strikes, lockouts and protracted negotiations could lead to business interruptions and increased operating costs.

              As of March 2, 2015, union employees comprised approximately 13% of SpinCo's workforce. SpinCo is required to negotiate collective bargaining agreements across its business units on an ongoing basis. Complications in labor negotiations can lead to work slowdowns or other business interruptions and greater overall employee costs. If SpinCo or its suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions or others could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could materially and adversely affect SpinCo's business by disrupting its ability to provide customers with its products or services. Depending on its duration, any lockout, strike or work stoppage may have an adverse effect on its operating revenues, cash flows or operating income, or the timing thereof.

Volatility in global financial markets directly affects the value of SpinCo's pension plan assets and liabilities.

              SpinCo's two largest retirement plans, which account for more than 96.5% of total pension plan assets, were underfunded as of December 28, 2014 by $645 million on a U.S. GAAP basis. Various factors, including future investment returns, discount rates and potential pension legislative changes, impact the timing and amount of pension contributions SpinCo may be required to make in the future.

Risks Related to the Separation

SpinCo has no history of operating as an independent company, and SpinCo's historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

              The historical information about SpinCo in this information statement refers to SpinCo's business as operated by and integrated with Parent. SpinCo's historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Parent. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that SpinCo would have achieved as a separate, publicly traded company during the periods presented or those that SpinCo will achieve in the future primarily as a result of the factors described below:

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  Prior to the separation, SpinCo's business has been operated by Parent as part of its broader corporate organization, rather than as an independent company. Parent or one of its affiliates performed various corporate functions for SpinCo, such as legal, treasury, accounting, tax, auditing, human resources, public affairs and finance. SpinCo's historical and pro forma financial results reflect allocations of corporate expenses from Parent for such functions and are likely to be less than the expenses SpinCo would have incurred had it operated as a separate publicly traded company.

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  Currently, SpinCo's business is integrated with the other businesses of Parent. Historically, SpinCo has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although SpinCo will enter into a transition services agreement with Parent, these arrangements may not retain or fully capture the benefits that SpinCo has enjoyed as a result of being integrated with Parent and may result in SpinCo paying higher charges than in the past for these services. This could have a material adverse effect on SpinCo's results of operations and financial condition following the completion of the separation.

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  Generally, SpinCo's working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Parent. Following the completion of the separation, SpinCo may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

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  After the completion of the separation, the cost of capital for SpinCo's business may be higher than Parent's cost of capital prior to the separation.

              Other significant changes may occur in SpinCo's cost structure, management, financing and business operations as a result of operating as a company separate from Parent. For additional information about the past financial performance of SpinCo's business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of SpinCo's business, see "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data of SpinCo," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes included elsewhere in this information statement.

There could be significant liability if the distribution is determined to be a taxable transaction.

              It is a condition to the distribution that Parent receives an opinion from outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied. The opinion relies on certain facts, assumptions, representations and undertakings from Parent and SpinCo regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not satisfied, Parent and its stockholders may not be able to rely on the opinion of tax counsel and could be subject to significant tax liabilities.

              Notwithstanding the opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are incorrect or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the share ownership of Parent or SpinCo after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Parent and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and SpinCo could incur significant liabilities. For a description of the sharing of such liabilities between Parent and SpinCo, see "Certain Relationships and Related Person Transactions—Tax Matters Agreement."

SpinCo may be unable to engage in certain corporate transactions after the separation because such transactions could jeopardize the intended tax-free status of the distribution.

              To preserve the tax-free treatment to Parent of the separation and the distribution, under the tax matters agreement that SpinCo will enter into with Parent, SpinCo will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, SpinCo will be prohibited, except in certain circumstances, from:

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  entering into any transaction resulting in the acquisition of 40% or more of its stock or substantially all of its assets, whether by merger or otherwise;

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  merging, consolidating or liquidating;

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  issuing equity securities beyond certain thresholds;

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  repurchasing its capital stock beyond certain thresholds; and

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  ceasing to actively conduct its business.

              These restrictions may limit SpinCo's ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, SpinCo is required to indemnify

Parent against any such tax liabilities as a result of the acquisition of SpinCo's stock or assets, even if it did not participate in or otherwise facilitate the acquisition.

Until the separation and distribution occur, Parent has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to SpinCo.

              Until the separation and distribution occur, SpinCo will be a wholly owned subsidiary of Parent. Accordingly, Parent will effectively have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to SpinCo. In addition, Parent may decide at any time not to proceed with the separation and distribution.

SpinCo may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect SpinCo's business.

              SpinCo may be unable to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

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  a distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of SpinCo separately from Parent;

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  more efficient allocation of capital for both Parent and SpinCo;

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  direct access by SpinCo to the capital markets;

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  ability to pursue value-enhancing acquisitions with fewer regulatory obstacles in two consolidating industries; and

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  facilitating incentive compensation arrangements for employees that are more directly tied to the performance of the relevant company's business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate SpinCo's ability to effect future acquisitions utilizing SpinCo common stock.

              SpinCo may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing SpinCo's business; (b) following the separation, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Parent; (c) following the separation, SpinCo's business will be less diversified than Parent's business prior to the separation; and (d) the other actions required to separate Parent's and SpinCo's respective businesses could disrupt SpinCo's operations. If SpinCo fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions and results of operations of SpinCo could be materially and adversely affected.

Parent or SpinCo may fail to perform under various transaction agreements that will be executed as part of the separation or SpinCo may fail to have necessary systems and services in place when certain of the transaction agreements expire.

              In connection with the separation, SpinCo and Parent will enter into a separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a limited period of time after the separation. SpinCo will rely on Parent to satisfy its performance and payment obligations under these agreements. If Parent is unable to satisfy its obligations under these agreements, including its indemnification obligations, SpinCo could incur operational difficulties or losses. If Parent does not have in place its own systems and services, or if SpinCo does not have agreements with other providers of these services once certain transaction agreements expire or terminate, SpinCo may not be able to operate its business effectively and its profitability may decline.

Changes in the commercial and credit environments may materially affect SpinCo's future access to capital.

              SpinCo's ability to issue debt or enter into other financing arrangements on acceptable terms could be materially and adversely affected if there is a material decline in SpinCo's business or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect SpinCo's ability to gain access to the capital markets, which could have a material adverse effect on SpinCo's competitive position, business, financial condition, results of operations and cash flows.

Many contracts, which will need to be assigned from Parent or its affiliates to SpinCo in connection with the separation, require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase SpinCo's expenses or otherwise reduce SpinCo's profitability.

              The separation agreement will provide that, in connection with SpinCo's separation, a number of contracts are to be assigned from Parent or its affiliates to SpinCo or SpinCo's affiliates. SpinCo currently anticipates that such contracts would be assigned prior to the completion of the distribution. However, some of these contracts may require the contractual counterparty's consent to such an assignment. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from SpinCo. If SpinCo is unable to obtain these consents, SpinCo may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to SpinCo as part of SpinCo's separation. If SpinCo is unable to obtain consents with respect to any of the contracts, the loss of the contracts could increase SpinCo expenses or otherwise reduce SpinCo's profitability.

A portion of SpinCo's advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the separation.

              Parent is currently party to an affiliation agreement with CareerBuilder pursuant to which SpinCo's newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the CareerBuilder limited liability company agreement, if Parent (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in SpinCo's newspapers, which it intends to do, Parent has the right to enter into a modified affiliation agreement that would apply to SpinCo's newspapers for up to five years. SpinCo expects to enter into a modified affiliation agreement at the time of the separation that would apply to its newspapers for up to five years. Circumstances could occur, including Parent ceasing to hold at least a 1% voting and economic interest in Spinco prior to the end of the five-year period, which could cause SpinCo's newspapers to cease to earn advertising revenues under an affiliation agreement with CareerBuilder. SpinCo expects that the terms of the modified affiliate agreement will result in lower advertising revenue for SpinCo than was the case prior to the distribution.

              On October 1, 2014, Parent acquired the remaining 73% interest that it did not own in Classified Ventures, which was subsequently renamed Cars.com. Following that acquisition, each of SpinCo's newspapers is currently operating under new terms with Cars.com that are similar to the terms included in the new affiliate agreements Cars.com entered into with its former owners upon the closing of the acquisition. At the time of the separation, SpinCo and SpinCo's newspapers will enter into a new affiliation agreement with Cars.com continuing the terms now in place, pursuant to which SpinCo's newspapers will be able to earn advertising revenues and pay affiliate fees to Cars.com. The new affiliation agreement will have a five-year term. However, continuation of the affiliations of SpinCo's newspapers is contingent upon SpinCo's newspapers fulfilling their obligations under the new affiliation agreement, including meeting certain performance standards. If, prior to the end of the five-year term, SpinCo's newspapers fail to meet such performance standards or otherwise fail to fulfill their obligations under the new affiliation agreement, SpinCo's newspapers could cease to earn advertising revenues under their new affiliation agreement with Cars.com. There can also be no assurance that SpinCo's newspapers will be able to renew this new affiliation agreement at the end of the five-year term on similar terms, or at all, and continue to earn the same level of advertising revenues under such affiliation agreement. The terms of the new affiliate agreement will result in lower operating income for SpinCo than was the case prior to Parent's acquisition of the remaining interest in Cars.com. SpinCo's fourth quarter 2014 financial results reflect the economics of the new affiliate agreement with Classified Ventures.

              If SpinCo ceases to earn advertising revenues under the affiliation agreements with CareerBuilder and Cars.com or the amount of such revenues is materially reduced, SpinCo's operating revenues, financial condition and results of operations could be materially and adversely affected.

After the distribution, certain members of management, directors and stockholders will hold stock in both Parent and SpinCo, and as a result may face actual or potential conflicts of interest.

              After the distribution, the management and directors of each of Parent and SpinCo may own both Parent common stock and SpinCo common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when SpinCo management and directors and Parent's management and directors face decisions that could have different implications for SpinCo and Parent. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between SpinCo and Parent regarding the terms of the agreements governing the distribution and SpinCo's relationship with Parent thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that SpinCo or Parent may enter into in the future.

Fulfilling SpinCo's obligations incidental to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will place significant demands on SpinCo's management, administrative and operational resources, including accounting and information technology resources.

              SpinCo's financial results previously were included in the consolidated results of Parent, and its reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, SpinCo was not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 404 of the Sarbanes-Oxley Act of 2002. After the distribution, SpinCo will be subject to such reporting and other requirements, which will require, among other things, annual management assessments of the effectiveness of its internal controls over financial reporting and a report by its independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on SpinCo's management, administrative and operational resources, including accounting and information technology resources.

Risks Related to SpinCo Common Stock

SpinCo cannot be certain that an active trading market for its common stock will develop or be sustained after the distribution, and following the distribution, SpinCo's stock price may fluctuate significantly.

              A public market for SpinCo common stock does not currently exist. SpinCo anticipates that on or about the record date for the distribution, trading of shares of its common stock will begin on a "when-issued" basis which will continue through the distribution date. However, SpinCo cannot guarantee that an active trading market will develop or be sustained for its common stock after the distribution. Nor can SpinCo predict the prices at which shares of its common stock may trade after the distribution. Similarly, SpinCo cannot predict the effect of the distribution on the trading prices of its common stock or whether the combined market value of the shares of SpinCo common stock and Parent common stock will be less than, equal to or greater than the market value of Parent common stock prior to the distribution.

              The market price of SpinCo common stock may decline or fluctuate significantly due to a number of factors, some of which may be beyond SpinCo's control, including:

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  actual or anticipated fluctuations in SpinCo's operating results;

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  declining newspaper print circulation;

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  declining operating revenues derived from SpinCo's core business;

  •
  the gain or loss of significant advertisers or other customers;

  •
  the operating and stock price performance of comparable companies;

  •
  changes in SpinCo's stockholder base due to the separation;

  •
  changes in the regulatory and legal environment under which SpinCo operates; and

  •
  market conditions in the newspaper industry, the media industry, the industries of customers and the domestic and worldwide economy as a whole.

There may be substantial changes in SpinCo's stockholder base.

              Many investors holding Parent common stock may hold that stock because of a decision to invest in a company with Parent's profile. Following the distribution, the shares of SpinCo common stock held by those investors will represent an investment in a publishing company with a different profile. This may not be aligned with a holder's investment strategy and may cause the holder to sell the shares. As a result, SpinCo's stock price may decline or experience volatility as SpinCo's stockholder base changes.

SpinCo cannot guarantee the timing, amount or payment of dividends on its common stock.

              SpinCo plans to initially pay regular cash dividends following the distribution. However, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of SpinCo's board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as SpinCo's financial condition, earnings, capital requirements, any future debt service obligations, covenants associated with any of SpinCo's future debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. For more information, see "Dividend Policy." SpinCo's ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets.

Your percentage of ownership in SpinCo may be diluted in the future.

              In the future, your percentage ownership in SpinCo may be diluted because of equity awards that SpinCo will be granting to SpinCo's directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. SpinCo's employees will have options to purchase shares of its common stock after the distribution as a result of conversion of their Parent stock options (in whole or in part) to SpinCo stock options. SpinCo anticipates its executive compensation committee will grant additional stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on SpinCo's earnings per share, which could adversely affect the market price of SpinCo common stock. From time to time, SpinCo will issue additional stock-based awards to its employees under SpinCo's employee benefits plans.

              In addition, SpinCo's amended and restated certificate of incorporation will authorize SpinCo to issue, without the approval of SpinCo's stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over SpinCo common stock respecting dividends and distributions, as SpinCo's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of SpinCo common stock. Similarly, the repurchase or redemption rights or liquidation preferences SpinCo could assign to holders of preferred stock could affect the residual value of the common stock. See "Description of SpinCo's Capital Stock."

SpinCo's amended and restated certificate of incorporation will designate the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by SpinCo's stockholders, which could discourage lawsuits against SpinCo and SpinCo's directors and officers.

              SpinCo's amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the state of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of SpinCo to SpinCo or SpinCo's stockholders, creditors or other constituents, any action asserting a claim against SpinCo or any director or officer of SpinCo arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or SpinCo's amended and restated certificate of incorporation or bylaws, or any action asserting a claim against SpinCo or any director or officer of SpinCo governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of SpinCo's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with SpinCo or SpinCo's directors or officers, which may discourage such lawsuits against SpinCo and SpinCo's directors and officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, SpinCo may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect SpinCo's business, financial condition or results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

              This information statement and other materials Parent and SpinCo have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "estimate," "could," "should," "intend," "may," "plan," "seek," "anticipate," "project" and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "The Separation and Distribution" and other sections of this information statement contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of SpinCo management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond SpinCo's control. Except as may be required by law, SpinCo undertakes no obligation to modify or revise any forward-looking statements to reflect new information, events or circumstances occurring after the date of this information statement. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in addition to the following other factors, risks, trends and uncertainties:

  •
  competitive pressures in the markets in which SpinCo operates;

  •
  increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising;

  •
  macroeconomic trends and conditions;

  •
  economic downturns leading to a continuing or accelerated decrease in circulation or local, national or classified advertising;

  •
  potential disruption or interruption of SpinCo's operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber security attacks;

  •
  an accelerated decline in general print readership and/or advertiser patterns as a result of competitive alternative media or other factors;

  •
  an inability to adapt to technological changes or grow SpinCo's online business;

  •
  an increase in newsprint costs over the levels anticipated;

  •
  labor relations, including, but not limited to, labor disputes which may cause revenue declines or increased labor costs;

  •
  an inability to realize benefits or synergies from acquisitions of new businesses or dispositions of existing businesses or to operate businesses effectively following acquisitions or divestitures;

  •
  SpinCo's ability to attract and retain employees;

  •
  rapid technological changes and frequent new product introductions prevalent in electronic publishing;

  •
  a weakening in the British pound to U.S. dollar exchange rate;

  •
  volatility in financial and credit markets which could affect SpinCo's ability to raise funds through debt or equity issuances and otherwise affect SpinCo's ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

  •
  changes in the regulatory environment which could encumber or impede SpinCo's efforts to improve operating results or the value of assets;

  •
  adverse outcomes in proceedings with governmental authorities or administrative agencies;

  •
  an other than temporary decline in operating results and enterprise value that could lead to non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges;

  •
  SpinCo's inability to engage in certain corporate transactions following the separation;

  •
  any failure to realize expected benefits from the separation; and

  •
  other uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

THE SEPARATION AND DISTRIBUTION

Overview

              On August 5, 2014, Parent announced that it intends to separate its publishing business from its broadcasting and digital businesses. Parent intends to effect the separation through a pro rata distribution of 98.5% of the common stock of a new entity, SpinCo. SpinCo was formed to hold the assets and liabilities associated with the publishing business.

              On June 8, 2015, the Parent board of directors approved the distribution of 98.5% of the issued and outstanding shares of SpinCo common stock on the basis of one share of SpinCo common stock for every two shares of Parent common stock held as of the close of business on the record date of June 22, 2015, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement.

              At 12:01 a.m., Eastern Time, on June 29, 2015, the distribution date, each Parent stockholder will receive one share of SpinCo common stock for every two shares of Parent common stock held at the close of business on the record date for the distribution, as described below. Parent stockholders will receive cash in lieu of any fractional shares of SpinCo common stock that they would have received after application of this ratio. Parent's stockholders will not be required to make any payment, surrender or exchange their shares of Parent common stock or take any other action to receive their shares of SpinCo common stock in the distribution. The distribution of SpinCo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see "Conditions to the Distribution."

Reasons for the Separation

              The Parent board of directors determined that the separation of Parent's publishing business from its broadcasting and digital businesses would be in the best interests of Parent and its stockholders and approved the separation. A wide variety of factors were considered by the Parent board of directors in evaluating the separation. Among other things, the Parent board of directors considered the following potential benefits of the separation:

  •
  Distinct investment identity.  The separation will allow investors to separately value Parent and SpinCo based on their distinct investment identities. SpinCo's publishing business differs from Parent's businesses in several respects, such as the creation and procurement of content, sources of advertising, subscription and other revenue, and channels of distribution to consumers. The separation will enable investors to evaluate the merits, strategy, performance, and future prospects of each company's respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors, who may not have properly assessed the value of the publishing business relative to the value it is currently accorded as part of Parent.

  •
  Enhanced strategic and management focus.  The separation will allow SpinCo and Parent to more effectively pursue their distinct operating priorities and strategies and enable management of both companies to focus on their respective unique opportunities for long-term growth and profitability. SpinCo's management will be able to focus exclusively on its publishing business, while the management of Parent will be dedicated to growing its broadcasting and digital businesses.

  •
  More efficient allocation of capital.  The separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses at a time and in a manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital and an appropriate mix of return of capital to stockholders, reinvestment in leading-edge digital products, and value-enhancing M&A opportunities.

  •
  Direct access to capital markets.  The separation will create an independent equity structure that will afford SpinCo direct access to the capital markets and will facilitate SpinCo's ability to effect future acquisitions utilizing SpinCo common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

  •
  Flexibility to pursue value-enhancing acquisitions.  The separation will provide greater opportunity to grow organically and pursue value-enhancing acquisitions with fewer regulatory obstacles in two consolidating industries.

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  Relief from FCC cross-ownership restrictions.  The separation will provide relief from FCC cross-ownership restrictions that currently prevent either Parent's publishing business or broadcasting business from entering certain markets.

  •
  Alignment of incentives with performance objectives.  The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company's business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

              Neither SpinCo nor Parent can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

              The Parent board of directors also considered a number of potentially unfavorable factors in evaluating the separation, including the potential loss of synergies, dedication of resources to replicate certain technology applications and infrastructure, time and effort required to be dedicated to this transaction by Parent's and SpinCo's management and the potential diversion of their attention away from their respective businesses, increased costs resulting from operating as a separate public entity, one-time costs of the separation, the risk of not realizing the anticipated benefits of the separation and limitations placed upon SpinCo as a result of the tax matters agreement. The Parent board of directors concluded that the potential benefits of the separation significantly outweighed these negative factors.

Formation of Gannett SpinCo, Inc. and Internal Reorganization

              SpinCo was formed as a Delaware corporation on November 21, 2014 for the purpose of holding Parent's publishing business. As part of the plan to separate the publishing business from the remainder of its businesses, pursuant to the separation and distribution agreement, Parent plans to transfer the equity interests of certain entities that operate the publishing business and the assets and liabilities of the publishing business to SpinCo prior to the distribution. Following the distribution, Parent will continue to own Parent's broadcasting and other businesses, including Cars.com and its equity interest in CareerBuilder.

When and How You Will Receive the Distribution

              With the assistance of Wells Fargo Shareowner Services, Parent expects to distribute 98.5% of SpinCo common stock at 12:01 a.m., Eastern Time, on June 29, 2015, the distribution date, to all holders of outstanding shares of Parent common stock as of the close of business on June 22, 2015, the record date for the distribution. Wells Fargo Shareowner Services, which currently serves as the transfer agent and registrar for Parent's common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for SpinCo common stock.

              If you own Parent common stock as of the close of business on the record date for the distribution, SpinCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Wells Fargo Shareowner Services will then mail you a direct registration account statement that reflects your shares of SpinCo common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you own Parent common stock through the Parent dividend reinvestment plan, SpinCo shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you. If you sell Parent common stock in the "regular-way" market up to and including the distribution date, you will be selling your right to receive shares of SpinCo common stock in the distribution.

              Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Parent common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo common stock that have been registered in book-entry form in your name.

              Most Parent stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Parent common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for SpinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in "street name," please contact your bank or brokerage firm.

Transferability of Shares You Receive

              Shares of SpinCo common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), except for shares received by persons who may be deemed to be SpinCo affiliates. Persons who may be deemed to be SpinCo affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with SpinCo, which may include certain SpinCo executive officers, directors or principal stockholders. Securities held by SpinCo affiliates will be subject to resale restrictions under the Securities Act. SpinCo affiliates will be permitted to sell shares of SpinCo common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of SpinCo Common Stock You Will Receive

              For every two shares of Parent common stock that you own at the close of business on June 22, 2015, the record date for the distribution, you will receive one share of SpinCo common stock on the distribution date. Parent will not distribute any fractional shares of SpinCo common stock to its stockholders. Instead, if you are a registered holder, Wells Fargo Shareowner Services (which is sometimes referred to herein as the distribution agent) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Parent or SpinCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Parent or SpinCo. Wells Fargo Shareowner Services is not an affiliate of either Parent or SpinCo. Neither SpinCo nor Parent will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

              The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Consequences" for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for Parent common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. SpinCo estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Parent common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

  Awards Granted Prior to 2015

              Restricted Stock and Restricted Stock Unit Awards.    As of the distribution date, each outstanding time-vesting Parent restricted stock or restricted stock unit award granted prior to 2015 will be converted into an award in respect of both shares of Parent common stock and shares of SpinCo common stock. The number of shares of Parent common stock subject to each award will be the same as the number subject to the award prior to the separation, while the number of shares of SpinCo common stock subject to the award will be determined based on the number of SpinCo shares distributed per Parent share in the separation. The adjusted restricted stock and restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent restricted stock or restricted stock unit award immediately before the separation.

              Performance Share Awards.    As of the distribution date, each outstanding Parent performance share award granted prior to 2015 will be converted in the same manner as outstanding Parent restricted stock or restricted stock unit award granted prior to 2015, provided that performance goals will be measured following the separation by aggregating both Parent performance and SpinCo performance. The adjusted performance share awards otherwise will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent restricted stock or restricted stock unit award immediately before the separation.

              Stock Option Awards.    As of the distribution date, each outstanding Parent stock option award will be converted into an award of options to purchase both shares of Parent common stock and shares of SpinCo common stock. The number of shares and exercise prices of each option award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Parent stock option as measured immediately before and immediately after the separation, subject to rounding. The adjusted stock option awards will be subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original Parent stock option immediately before the separation.

  Awards Granted in 2015

              Restricted Stock Unit Awards Held by Parent Employees and Directors.    As of the distribution date, each outstanding and unvested time-vesting Parent restricted stock unit award granted in 2015 and held by an employee or director who will remain employed by, or a director of, Parent following the separation or a former employee of the Parent business will remain denominated in shares of Parent common stock, provided that the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Parent restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent restricted stock unit award immediately before the separation. A portion of the time-vesting Parent restricted stock unit awards granted in 2015 to directors may be vested but not yet settled as of the distribution date. Any such restricted stock units will be treated in the same manner as restricted stock units granted prior to 2015.

              Restricted Stock Unit Awards Held by SpinCo Employees and Directors.    As of the distribution date, each outstanding and unvested time-vesting Parent restricted stock unit award granted in 2015 and held by an employee or director who will be employed by, or a director of, SpinCo following the separation or a former employee of the SpinCo business will be converted into an award denominated in shares of SpinCo common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Parent restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent restricted stock unit award immediately before the separation. A portion of the time-vesting Parent restricted stock unit awards granted in 2015 to directors may be vested but not yet settled as of the distribution date. Any such restricted stock units will be treated in the same manner as restricted stock units granted prior to 2015.

              Performance Share Awards Held by Parent Employees.    As of the distribution date, each outstanding Parent performance share award granted in 2015 and held by an employee who will remain employed by Parent following the separation or a former employee of the Parent business will be converted in the same manner as outstanding Parent restricted stock unit awards granted in 2015 and held by an employee who will remain employed by Parent following the separation. Performance goals applicable to such awards will be adjusted to reflect the separation, with performance prior to the separation based on the performance of Parent prior to the separation and performance following the separation based on the performance of Parent following the separation, and with relative performance for the full period compared to a comparator group tailored to the business of Parent following the separation. The adjusted performance share awards otherwise will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent performance share award immediately before the separation.

              Performance Share Awards Held by SpinCo Employees.    As of the distribution date, each outstanding Parent performance share award granted in 2015 and held by an employee who will be employed by SpinCo following the separation or a former employee of the SpinCo business will be converted in the same manner as outstanding Parent restricted stock unit awards granted in 2015 and held by an employee who will be employed by SpinCo following the separation. Performance goals applicable to such awards will be adjusted to reflect the separation, with performance prior to the separation based on the performance of Parent prior to the separation and performance following the separation based on the performance of SpinCo following the separation, and with relative performance for the full period compared to a comparator group tailored to the business of SpinCo following the separation. The adjusted performance share awards otherwise will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Parent performance share award immediately before the separation.

Treatment of 401(k) Shares

              Parent common stock held in Parent's 401(k) plans will be treated in the same manner in the distribution as outstanding Parent common stock.

Results of the Distribution

              After the distribution, SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on June 22, 2015, the record date for the distribution, and will reflect any exercise of Parent options between the date the Parent board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding Parent common stock or any rights of Parent stockholders. Parent will not distribute any fractional shares of SpinCo common stock.

              SpinCo will enter into a separation agreement and other related agreements with Parent before the distribution to effect the separation and provide a framework for SpinCo's relationship with Parent after the separation. These agreements will provide for the allocation between Parent and SpinCo of Parent's assets, liabilities and obligations (including its investments, property, employee benefits and tax-related assets and liabilities) attributable to periods prior to SpinCo's separation from Parent and will govern the relationship between Parent and SpinCo after the separation. For a more detailed description of these agreements, see "Certain Relationships and Related Person Transactions."

Market for SpinCo Common Stock

              There is currently no public trading market for SpinCo common stock. SpinCo expects to have its common stock approved to be listed on the New York Stock Exchange under Parent's current symbol "GCI." SpinCo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

              SpinCo cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of SpinCo common stock that each Parent stockholder will receive in the distribution and Parent common stock held at the record date for the distribution may not equal the "regular-way" trading price of Parent common stock immediately prior to the distribution. The price at which SpinCo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo common stock will be determined in the public markets and may be influenced by many factors. See "Risk Factors—Risks Related to SpinCo Common Stock."

Trading Between the Record Date and Distribution Date

              Beginning on or about the record date for the distribution and continuing up to and including the distribution date, Parent expects that there will be two markets in Parent common stock: a "regular-way" market and an "ex-distribution" market. Parent common stock that trades on the "regular-way" market will trade with an entitlement to SpinCo common stock distributed pursuant to the separation. Parent common stock that trades on the "ex-distribution" market will trade without an entitlement to SpinCo common stock distributed pursuant to the distribution. Therefore, if you sell Parent common stock in the "regular-way" market up to and including the distribution date, you will be selling your right to receive SpinCo common stock in the distribution. If you own Parent common stock at the close of business on the record date and sell that stock on the "ex-distribution" market up to and including the distribution date, you will receive the shares of SpinCo common stock that you are entitled to receive pursuant to your ownership as of the record date of Parent common stock.

              Furthermore, beginning on or about the record date for the distribution and continuing up to and including the distribution date, SpinCo expects that there will be a "when-issued" market in its common stock. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for SpinCo common stock that will be distributed to holders of Parent common stock on the distribution date. If you owned Parent common stock at the close of business on the record date for the distribution, you would be entitled to SpinCo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of SpinCo common stock, without Parent common stock you own, on the "when-issued" market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, "when-issued" trading with respect to SpinCo common stock will end, and "regular-way" trading will begin.

Conditions to the Distribution

              SpinCo has announced that the distribution will be effective at 12:01 a.m., Eastern time, on June 29, 2015, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Parent in its sole discretion):

  •
  the transfer of assets and liabilities from Parent to SpinCo shall have been completed in accordance with the separation agreement;

  •
  Parent shall have received a private letter ruling from the IRS with respect to one or more specific requirements for qualification for tax-free treatment under Section 355 of the Code;

  •
  Parent shall have received an opinion from Parent's outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied;

  •
  an independent appraisal firm acceptable to Parent shall have delivered one or more opinions to the board of directors of Parent at the time or times requested by the board of directors of Parent confirming the solvency and financial viability of Parent before the consummation of the distribution and each of Parent and SpinCo after consummation of the distribution, and such opinions shall be acceptable to Parent in form and substance in Parent's sole discretion and such opinions shall not have been withdrawn or rescinded;

  •
  the SEC shall have declared effective SpinCo's registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been made available to Parent stockholders;

  •
  all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

  •
  the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

  •
  no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

  •
  the shares of SpinCo common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution; and

  •
  no event or development shall have occurred or exist that, in the judgment of Parent's board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

              Parent cannot assure you that any or all of these conditions will be met and will have sole discretion to waive any of the conditions to the distribution. In addition, Parent will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. Parent may rescind or delay its declaration of the distribution even after the record date for the distribution. Parent does not intend to notify its stockholders of any modifications to the terms of the separation and distribution that, in the judgment of its board of directors, are not material. For example, the Parent board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Parent board of directors determines that any modifications by Parent materially change the material terms of the separation and distribution, Parent will notify Parent stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Regulatory Approval

              Apart from the registration under United States federal securities laws of SpinCo common stock to be distributed in the distribution and related stock exchange listing requirements, SpinCo does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Parent's television stations or its television licensee subsidiaries; consequently, FCC approval will not be required in connection with the distribution with respect to any of the television station licenses. FCC consent will be required with respect to the transfer to SpinCo of certain private business non-broadcast radio licenses associated with newspaper operations.

No Appraisal Rights

              Under the DGCL, Parent stockholders will not have appraisal rights in connection with the distribution.

DIVIDEND POLICY

              SpinCo will begin virtually debt-free, which will provide SpinCo with the capacity to deliver strong dividends, support a share repurchase program and to continue to invest in the business through organic growth as well as potential acquisitions. SpinCo expects to initially pay a regular cash dividend of $0.64 per share annually.

              The timing, declaration, amount of and payment of any dividends following the separation by SpinCo is within the discretion of its board of directors and will depend upon many factors, including SpinCo's financial condition, earnings, capital requirements of its operating subsidiaries, any future debt service obligations, covenants associated with any of SpinCo's future debt service obligations, legal requirements, regulatory constraints, industry practice, ability to gain access to capital markets, and other factors deemed relevant by its board of directors.

CAPITALIZATION

              The following table sets forth SpinCo's capitalization as of March 29, 2015, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in SpinCo's unaudited pro forma combined financial information. The information below is not necessarily indicative of what SpinCo's capitalization would have been had the separation, distribution and related transactions been completed as of March 29, 2015. In addition, it is not indicative of SpinCo's future capitalization. This table should be read in conjunction with "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and SpinCo's Combined Financial Statements and notes thereto included in the "Index to Financial Statements" section of this information statement.

	As of Mar. 29, 2015
	Historical	Pro Forma

In thousands of dollars, except share data
Cash and cash equivalents(1)	$73,540	$60,462
Capitalization:
Debt:
Revolving credit facility(2)	$—	—

Total debt	—	—
Equity:
Common stock ($0.01 par value per share); 500,000,000 shares authorized, 113,171,026 shares issued and outstanding, pro forma	—	1,132
Additional paid-in capital	—	1,667,692
Parent's investment, net(3)	1,574,048	—
Accumulated other comprehensive loss	(675,093)	(648,533)

Total equity	898,955	1,020,291

Total capitalization	$898,955	$1,020,291

(1)
At the completion of the separation, it is expected that SpinCo will have cash and cash equivalents in the amount reflected on the SpinCo pro forma balance sheet, less any reduction in captive insurance reserves as a result of payment of claims therefrom after March 29, 2015.
(2)
On or about the date of the separation, SpinCo expects to enter into a revolving credit facility to fund working capital and other liquidity needs and provide letters of credit. SpinCo does not anticipate that any amount will be drawn on the facility as of the date of the proposed spin.
(3)
Reflects the net Parent investment impact as a result of the anticipated post-distribution capital structure. As of the distribution date, Parent's investment, net, in SpinCo will be exchanged to reflect the distribution of SpinCo's common stock to Parent shareholders and to reflect the aggregate par value of SpinCo shares of common stock being distributed in the distribution.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

              Set forth below are selected historical combined financial data for SpinCo for each of the quarters ended March 29, 2015 and March 30, 2014, and each of the five years ended December 28, 2014, December 29, 2013, December 30, 2012, December 25, 2011 and December 26, 2010. Operating results for any prior period are not necessarily indicative of results to be expected in any future period. We derived the combined statement of income data for the quarters ended March 29, 2015 and March 30, 2014, and years ended December 28, 2014, December 29, 2013 and December 30, 2012, and the combined balance sheet data as of March 29, 2015, December 28, 2014 and December 29, 2013, from the SpinCo historical Combined Financial Statements, which are included elsewhere in this information statement. We derived the combined statement of income data for the fiscal years ended December 25, 2011 and December 26, 2010, and the combined balance sheet data as of December 30, 2012, December 25, 2011 and December 26, 2010 from the financial records of Parent which are not included in this information statement.

              The selected historical combined financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Statements," and the historical Combined Financial Statements and the notes thereto included in this information statement. The selected historical combined financial data reflects SpinCo's results as historically operated as a part of Parent, and these results may not be indicative of SpinCo's future performance as a stand-alone company following the distribution. Operating expenses reflect direct expenses and allocations of certain Parent corporate expenses that have been charged to SpinCo based on specific identification or allocated based on use or other methodologies we believe appropriate. Management believes these allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data has not been presented since SpinCo's business was wholly-owned by Parent during the periods presented.

In millions of dollars	As of and for the period ended
	Pro Forma Mar. 29, 2015	Mar. 29, 2015	Mar. 30, 2014	Pro Forma Dec. 28, 2014	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
Selected Statement of Income Information:	(unaudited)	(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)

Net operating revenues
Advertising	$397	$397	$452	$1,840	$1,840	$1,971	$2,124	$2,274	$2,475
Circulation	$271	$271	$280	$1,110	$1,110	$1,117	$1,103	$1,050	$1,073
Other	$49	$49	$57	$222	$222	$236	$242	$245	$247
Total operating revenue(1)	$717	$717	$789	$3,172	$3,172	$3,325	$3,470	$3,569	$3,795
Operating income	$30	$30	$49	$261	$262	$325	$331	$438	$577
Net income from continuing operations	$33	$33	$41	$210	$211	$274	$277	$334	$431
Selected Balance Sheet Information:	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$60	$74			$72	$79	$134	$107	$101
Total assets	$2,291	$2,287			$2,384	$2,495	$2,840	$2,910	$3,049

(1)
Total may not sum due to rounding.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

              The following unaudited pro forma combined financial statements consist of the unaudited pro forma combined statements of income for the year ended December 28, 2014 and the quarter ended March 29, 2015 and an unaudited pro forma condensed combined balance sheet as of March 29, 2015. These unaudited pro forma combined statements were derived from SpinCo's historical Combined Financial Statements included elsewhere in this information statement. The pro forma adjustments give effect to the distribution and the related transactions, as described in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements of income for the year ended December 28, 2014 and the quarter ended March 29, 2015 give effect to the distribution as if it had occurred on December 30, 2013, the first day of fiscal 2014. The unaudited pro forma condensed combined balance sheet gives effect to the distribution as if it had occurred on March 29, 2015, our latest balance sheet date.

              The unaudited pro forma combined financial statements include certain adjustments that are necessary to present fairly SpinCo's unaudited pro forma combined statements of income and unaudited pro forma condensed combined balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the distribution transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of income, expected to have a continuing impact on SpinCo and are based on assumptions that management believes are reasonable given the information currently available.

              The unaudited pro forma combined financial statements give effect to the following:

  •
  The transfer to us from Parent and Parent affiliates of certain assets that were not included in the historical Combined Financial Statements including certain information technology assets and certain plant, property and equipment, and the transfer to Parent and Parent affiliates from us of certain property, plant and equipment and the net settlement of cash between Parent and us pursuant to the separation and distribution agreement;

  •
  The retention by Parent of certain self-insurance liabilities and related cash reserves held to satisfy such claims that were included in the historical Combined Financial Statements;

  •
  The anticipated post-distribution capital structure;

  •
  The tax matters agreement with Parent that provides which company is responsible for tax liabilities prior to the distribution, and the identification of net deferred tax assets between Parent and us based on how the underlying assets and liabilities will be reported on our respective Combined Financial Statements and separate income tax returns; and

  •
  The retention by Parent of certain liabilities of our principal shared defined benefit plan that were included in our historical Combined Financial Statements.

              The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma combined financial statements are subject to change as Parent and SpinCo finalize the terms of the separation and distribution agreement and other agreements and transactions related to the distribution.

              In connection with the distribution, SpinCo expects to enter into a transition services agreement with Parent, pursuant to which Parent and SpinCo will provide to each other certain specified services on a transitional basis, including various information technology, financial and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit. The adjustment for the transition services agreement is not expected to have a material impact on pro forma net income for the quarter ended March 29, 2015 or for the year ended December 28, 2014, since the historical combined statements of operations for those periods already reflect allocations of costs for these services which are not expected to differ materially under the transition services agreement.

              As a result of Parent acquiring the remaining 73% interest in Classified Ventures (subsequently renamed "Cars.com") on October 1, 2014, SpinCo commenced operating under new affiliate terms with Cars.com. The terms of this new agreement resulted in lower operating income of approximately $6.1 million in the fourth quarter of 2014 and $6.3 million in the first quarter of 2015 than would have been realized under the former affiliate terms. The results for the year ended December 28, 2014 presented herein do not reflect any estimates of the impact on revenues or affiliate fees for the period of time before the October 1, 2014 effective date as a result of the modified terms in the agreement because projected amounts would be based on estimates and not factually supportable.

              Parent is currently party to an affiliation agreement with CareerBuilder pursuant to which SpinCo's newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the CareerBuilder limited liability company agreement, if Parent (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in SpinCo's newspapers, which it intends to do, Parent has the right to enter into a modified affiliation agreement that would apply to SpinCo's newspapers for up to five years. SpinCo expects to enter into a modified affiliation agreement at the time of the separation that would apply to its newspapers for up to five years. While this agreement would not be as favorable to SpinCo's newspapers as Parent's existing affiliation agreement, we have no history operating under such a modified affiliation agreement and, thus, are not able to reasonably predict how such agreement will impact our future revenues and affiliate fees. However, we believe certain revenues earned by us under the modified agreement will decline in the range of $12 million to $16 million annually compared to revenues earned under Parent's existing affiliation agreement. The results for the periods presented herein do not reflect any estimates of the impact on revenues or affiliate fees of a modified affiliation agreement because projected amounts would be based on estimates and not factually supportable.

              These unaudited pro forma combined financial statements do not reflect the acquisition of Texas-New Mexico Newspapers Partnership on June 1, 2015 as this acquisition is not significant. For additional discussion of the acquisition, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this document.

              No adjustments have been included in the unaudited pro forma combined statements of income for additional annual operating costs. Although expenses reported in our Combined Statements of Income include allocations of certain Parent costs (including corporate costs, shared services and other selling, general and administrative costs that benefit our company), as a stand-alone public company we anticipate incurring additional recurring costs that could be materially different from the allocations of Parent costs included within the historical Combined Financial Statements. These additional costs are primarily for the following:

  •
  Additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Parent that is not covered by the transition services agreement; and

  •
  Corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report costs, proxy and filing fees and stock exchange fees.

              Certain factors could impact these stand-alone public company costs, including the finalization of our staffing and infrastructure needs.

              The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of SpinCo's results of operations or financial condition had the distribution and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance.

              The following unaudited pro forma combined financial statements should be read in conjunction with the historical Combined Financial Statements for SpinCo and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this information statement.

GANNETT SPINCO, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the quarter ended March 29, 2015

In thousands of dollars, except per share amounts

Fiscal year ended	Historical	Pro Forma Adjustments		Pro Forma
Net operating revenues
Advertising	$397,266	—		$397,266
Circulation	271,258	—		271,258
Other	48,836	—		48,836

Total	717,360	—		717,360

Operating expenses
Cost of sales and operating expenses, exclusive of depreciation	479,844	—		479,844
Selling, general and administrative expenses, exclusive of depreciation	178,329	(725	)(a)	177,604
Depreciation	24,428	995	(a)	25,423
Amortization of intangible assets	3,399	—		3,399
Facility consolidation and asset impairment charges	1,549	—		1,549

Total	687,549	270		687,819

Operating income	29,811	(270)		29,541

Non-operating (expense) income
Equity income in unconsolidated investees, net	6,307	—		6,307
Other non-operating items	(1,458)	—		(1,458)

Total	4,849	—		4,849

Income before income taxes	34,660	(270)		34,390
Provision for income taxes	1,413	(64	)(e)	1,349

Net income	$33,247	$(206)		$33,041

Net income per share—basic	N/A			$0.29
Net income per share—diluted	N/A			$0.28
Weighted-average shares outstanding—basic	N/A			113,545	(c)
Weighted-average shares outstanding—diluted	N/A			115,966	(c)

See notes to unaudited pro forma combined financial statements.

              The pro forma numbers presented in the table above exclude the financial impact of the modified affiliation agreement SpinCo expects to enter into with CareerBuilder. As described more fully in the introduction to these tables above, we cannot reasonably predict the complete financial impact of the modified agreement. However, we believe certain revenues earned by us will decline in the range of $3 million to $4 million per quarter.

GANNETT SPINCO, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Year Ended December 28, 2014

In thousands of dollars, except per share amounts

Fiscal year ended	Historical	Pro Forma Adjustments		Pro Forma
Net operating revenues
Advertising	$1,840,067	$—		$1,840,067
Circulation	1,109,729	—		1,109,729
Other	222,082	—		222,082

Total	3,171,878	—		3,171,878

Operating expenses
Cost of sales and operating expenses, exclusive of depreciation	1,997,803	—		1,997,803
Selling, general and administrative expenses, exclusive of depreciation	765,465	(2,156	)(a)	763,309
Depreciation	97,178	3,238	(a)	100,416
Amortization of intangible assets	13,885	—		13,885
Facility consolidation and asset impairment charges	35,216	—		35,216

Total	2,909,547	1,082		2,910,629

Operating income	262,331	(1,082)		261,249

Non-operating (expense) income
Equity income in unconsolidated investees, net	15,857	—		15,857
Other non-operating items	77	—		77

Total	15,934	—		15,934

Income before income taxes	278,265	(1,082)		277,183
Provision for income taxes	67,560	(262	)(e)	67,298

Net income	$210,705	$(820)		$209,885

Net income per share—basic	N/A			$1.85
Net income per share—diluted	N/A			$1.81
Weighted-average shares outstanding—basic	N/A			113,146	(c)
Weighted-average shares outstanding—diluted	N/A			115,954	(c)

See notes to unaudited pro forma combined financial statements.

              The pro forma numbers presented in the table above exclude the financial impact of the modified affiliation agreement SpinCo expects to enter into with CareerBuilder. As described more fully in the introduction to these tables above, we cannot reasonably predict the complete financial impact of the modified agreement. However, we believe certain revenues earned by us will decline in the range of $12 million to $16 million annually. The pro forma numbers above also exclude the financial impact of new affiliate terms with Cars.com prior to October 1, 2014, the effective date of the new terms. The terms of this new agreement resulted in lower operating income of $6.1 million in the fourth quarter of 2014 than would have been realized under the former affiliate terms.

GANNETT SPINCO, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 29, 2015

In thousands of dollars

Assets	Historical	Pro Forma Adjustments		Pro Forma

Current assets
Cash and cash equivalents	$73,540	$(13,078)	(a)	$60,462
Trade receivables, less allowance for doubtful receivables	298,564	—		298,564
Other receivables	14,040	349	(e)	14,389
Inventories	41,857	—		41,857
Deferred income taxes	7,323	1,022	(e)	8,345
Assets held for sale	23,477	—		23,477
Prepaid expenses	30,650	—		30,650

Total current assets	489,451	(11,707)		477,744

Property, plant and equipment
Cost	2,546,895	28,759	(a)	2,575,654

Less accumulated depreciation	(1,651,180)	(21,519)	(a)	(1,672,699)

Net property, plant and equipment	895,715	7,240		902,955

Intangible and other assets
Goodwill	535,960	—		535,960
Indefinite-lived and amortizable intangible assets, less accumulated amortization	45,705	—		45,705
Deferred income taxes	257,859	(17,467	)(e)	240,392
Investments and other assets	62,531	25,533	(e)	88,064

Total intangible and other assets	902,055	8,066		910,121

Total assets	$2,287,221	$3,599		$2,290,820

GANNETT SPINCO, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 29, 2015

In thousands of dollars

Liabilities and equity	Historical	Pro Forma Adjustments		Pro Forma

Current liabilities
Trade accounts payable	$110,333	—		$110,333
Accrued expenses	180,252	(7,712	)(b)(e)	172,540
Income taxes	11,501	(11,208	)(e)	293
Deferred income	84,528	—		84,528

Total current liabilities	386,614	(18,920)		367,694

Income taxes	13,248	6,855	(e)	20,103
Postretirement medical and life insurance liabilities	90,482	—		90,482
Pension liabilities	739,323	(99,889	)(f)	639,434
Other noncurrent liabilities	158,599	(5,783	)(b)	152,816

Total noncurrent liabilities	1,001,652	(98,817)		902,835

Total liabilities	1,388,266	(117,737)		1,270,529

Commitments and contingent liabilities
Equity
Common stock	—	1,132	(d)	1,132
Additional paid-in capital	—	1,667,692	(d)	1,667,692
Parent's investment, net	1,574,048	(1,574,048	)(d)	—
Accumulated other comprehensive loss	(675,093)	26,560	(f)	(648,533)

Total equity	898,955	121,336		1,020,291

Total liabilities and equity	$2,287,221	$3,599		$2,290,820

See notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

              For further information regarding the historical Combined Financial Statements of SpinCo, refer to the Combined Financial Statements and the notes thereto in this information statement. The unaudited pro forma condensed combined balance sheet as of March 29, 2015 and unaudited pro forma combined statements of income for the quarter ended March 29, 2015 and year ended December 28, 2014, include adjustments related to the following:

              (a)         Reflects adjustments for assets that are to be transferred to SpinCo from Parent and Parent affiliates and assets to be transferred to Parent and Parent affiliates from SpinCo, in connection with the separation. These include a portion of shared information technology assets and the settlement of cash as agreed between Parent and SpinCo. The contributed assets were not included in the historical Combined Financial Statements as these assets were not discretely identifiable to SpinCo. Depreciation on the assets to be transferred to SpinCo was previously charged to SpinCo through allocations from Parent.

              (b)         Reflects the portion of the self-insurance reserves of SpinCo's captive insurance company that relate to, and will be retained by, Parent.

              (c)          The number of SpinCo shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of SpinCo common stock assumed to be outstanding, based on the number of Parent common shares used for determination of basic and diluted earnings per share on December 28, 2014 and March 29, 2015, assuming a distribution ratio of one share of SpinCo common stock for every two shares of Parent common stock outstanding. This calculation may not be indicative of the dilutive effect that will actually result from SpinCo stock-based compensation awards issued in connection with the adjustment of outstanding Parent stock-based compensation awards or the grant of new stock-based compensation awards. The number of dilutive shares of our common stock underlying our stock-based compensation awards issued in connection with the adjustment of outstanding Parent stock-based compensation awards will not be determined until after the distribution date.

              (d)         Reflects the net Parent investment as a result of the anticipated post-distribution capital structure. As of the distribution date, the net parent investment in SpinCo will be exchanged to reflect the distribution of SpinCo's common stock to Parent stockholders and to reflect the par value of 113.2 million outstanding shares of common stock having a par value of $0.01 per share.

              (e)         Reflects certain tax adjustments, primarily related to the tax matters agreement between Parent and us that allocates the pre-spin liability for net income taxes and uncertain tax positions, offset by a receivable from Parent to cover pre-spin income taxes and any amounts ultimately due to the tax authorities for which we are indemnified by Parent. Additional adjustments include an identification of net deferred tax assets between Parent and us to reflect how such future net deductions will be reported on our respective separate income tax returns, and the tax effect of other pro forma adjustments, where appropriate, at a blended statutory tax rate.

              (f)          Reflects the retention by Parent of certain liabilities of our principal shared defined benefit plan that were included in our historical Combined Financial Statements. This adjustment to the net liability would have changed operating expenses by an immaterial amount for the quarter ended March 29, 2015 and the year ended December 28, 2014 and, accordingly, has not been reflected within the unaudited pro forma combined statements of income for either period.

BUSINESS

Overview

              SpinCo is a leading international, multi-platform news and information company that delivers high-quality, trusted content where and when consumers want to engage with it on virtually any device. SpinCo's operations are comprised of 100 daily publications in the U.S. and U.K., more than 400 non-daily publications in the U.S., and more than 125 such titles in the U.K. Collectively, SpinCo's U.S. print products reach approximately 9.7 million dedicated U.S. readers every weekday and approximately 10.5 million every Sunday. SpinCo's 82 U.S. daily publications include USA TODAY, which has been a cornerstone of the national news landscape for more than three decades. USA TODAY is currently the nation's number one newspaper in consolidated print and digital circulation, according to the Alliance for Audited Media's September 2014 Publisher's Statement, with total daily circulation of 4.1 million and Sunday circulation of 3.7 million, which includes daily print, digital replica, digital non-replica, and branded editions. In the U.K., Newsquest has a total average readership of approximately 6 million every week. The availability of SpinCo's award-winning content to audiences whenever, wherever and however they choose makes it a go-to information source for consumers and preferred platform for advertisers working with companies of all industries, sizes and locations.

              On June 1, 2015, SpinCo completed the acquisition of the remaining 59.4% interest in the Texas-New Mexico Newspapers Partnership that it did not own from Digital First Media. As a result, SpinCo acquired 11 news organizations in Texas, New Mexico and Pennsylvania which increases its U.S. daily publications to 93.

              SpinCo has a significant digital presence. Every month, approximately 73.5 million unique visitors access USA TODAY content and approximately 30 million unique visitors seek out digital media associated with SpinCo's local publications through desktops, smartphones, and tablets. There have been more than 21 million downloads of USA TODAY's award-winning app on mobile devices and 2 million downloads of apps associated with SpinCo's local publications. Newsquest is a digital leader in the U.K. where its network of web sites attracts nearly 20 million unique visitors monthly.

              SpinCo's comprehensive operations also include commercial printing, newswire, marketing and data services. Certain of SpinCo's businesses have strategic relationships with online businesses of Parent, including CareerBuilder, Cars.com, and G/O Digital, Parent's digital marketing services organization.

              SpinCo generates revenue primarily through advertising and subscriptions to its publications. In addition to USA TODAY, SpinCo's local publications and affiliated products operate through fully integrated shared support, sales, and service platforms. SpinCo's diversified set of multiple revenue streams ensures that the value of its financial, creative and human resources is maximized.

              Local domestic circulation revenue is driven through its All Access Content Subscription Model. All subscriptions include access to content via multiple platforms, including full web, mobile, e-Edition and tablet access, with subscription prices that vary according to the frequency of delivery of the print edition. In addition to the subscription model, single-copy print editions continue to be sold at retail outlets, and account for approximately 15% of daily and 24% of Sunday net paid circulation volume.

              SpinCo's results of operations in recent periods have been impacted by declining revenues that are reflective of general trends in the newspaper industry and soft economic conditions affecting advertising demand, particularly in the retail sector. SpinCo's results also reflect workforce restructuring and transformation costs primarily resulting from organizational and operational restructurings at certain of SpinCo's locations as SpinCo works to optimize its resources across its organization.

              SpinCo employs a proven multi-platform approach to advertising, which can be specifically tailored to the individual needs of all levels of advertisers, from small, locally-owned merchants to large, complex businesses. SpinCo's U.S. Community Publishing ("USCP") sales teams work with local small- to medium-sized businesses to structure comprehensive advertising solutions across multiple platforms and products including display advertising, desktop, mobile, tablet and other specialty publications. As more businesses work to interact with consumers online, SpinCo, through its access to G/O Digital, has focused specifically on developing a wide array of leading-edge digital marketing solutions that enable marketers and advertisers to connect with local consumers online through products that drive results. SpinCo has a national advertising sales force focused on the largest national advertisers and accounts, and has relationships with outside agencies that specialize in the sale of national ads. This comprehensive method allows SpinCo to address a much larger market and attract the widest possible set of potential advertising partners.

              SpinCo is headquartered in McLean, VA.

Strategies

              SpinCo is committed to a business strategy that drives returns for shareholders, delights audiences through a robust user experience and engages with consumers to strengthen the brands of advertising partners and drive revenue. Key elements of SpinCo's strategy to achieve these objectives are as follows:

              Continue to improve digital platforms to strengthen local franchises and attract digital-only subscribers. As the publishing industry has evolved and readers increasingly consume content on digital platforms, SpinCo has made significant investments in online and mobile offerings across local markets. SpinCo will continue to develop compelling content and applications that enable its readers to access trusted local news and information that is highly relevant to its local communities. The unparalleled credibility of SpinCo's local media organizations as known and trusted media sources carries over to digital platforms, and differentiates SpinCo's online sources from competing products. SpinCo will also focus on continuing to develop native applications and video content for mobile devices across local markets. This initiative supports the All Access Content Subscription Model, attracting new digital-only accounts that are essential to growing the subscription base in markets with younger demographics, which is a key driver of future revenue growth.

              Expand the integration of national and local content. In 2014 SpinCo launched a pioneering project to enhance its local hometown coverage by leveraging its unique ability to generate and distribute national content. In 35 local markets, SpinCo now includes a local edition of USA TODAY content inside the print edition and e-Edition of the local publication. The local USA TODAY edition includes national News, Money and Lifestyle content, while USA TODAY's sports coverage is integrated into local sections. In addition, SpinCo has partnered with several third-party news organizations to incorporate the local edition of USA TODAY into non-SpinCo publications across seven states, and to expand the offerings in the local edition to include weekend Personal Finance and Sunday Life sections. SpinCo intends to continue to expand this project to additional local SpinCo and third-party publications and to continue to develop new opportunities to leverage its outstanding national content to further complement local reporting. Expansion of SpinCo's award-winning content into new publications allows it to reach new audiences and attract new advertisers. These initiatives create diverse new revenue streams for content SpinCo is already producing, creating added-value. SpinCo will continue to actively pursue opportunities to syndicate USA TODAY branded content to other local and national market media operations.

              Leverage competitive strengths to provide targeted, integrated solutions to advertisers. Proprietary research indicates that local and national advertisers find it difficult to manage the complexity of their multiple marketing investments, with digital solutions being particularly challenging. They are seeking to reach an increasingly elusive audience and struggling to influence attitudes and behavior at each stage of the purchase path. This environment presents a strong opportunity for SpinCo to use its key capabilities to partner with advertisers and provide critical solutions to their most pressing challenges. SpinCo will leverage its many competitive advantages – including its reputation as a trusted partner with local knowledge and complete digital marketing services product offerings – to create tailored media/marketing plans in which the individual elements work in concert to amplify and reinforce the advertiser's message and digital presence. Offering thoughtfully crafted digital strategies that meet the unique needs of local marketers and advertisers make SpinCo a highly attractive advertising and marketing resource. This consultative multi-platform sales approach is customized to meet the specific needs of all levels of advertisers, enabling SpinCo to access a large universe of potential advertising and marketing partners. To further enhance the success of this approach, SpinCo is intensively training its sales and management teams to further their expertise in digital product integration and sales pipeline management. In addition, SpinCo will leverage the natural synergies between its local media organizations and local digital platforms to provide more effective advertising solutions. SpinCo's local content, long-standing customer relationships, highly talented news and advertising sales staff, and comprehensive promotional capabilities are all competitive advantages that SpinCo will use to sell integrated advertising and marketing solutions that meet the changing needs of advertisers. Creating new digital solutions for advertisers on both a local and national basis will put SpinCo in an excellent position to take advantage of the many opportunities resulting from the rapid pace of technological change in the industry.

              Focus on operational excellence. SpinCo will maintain its long-standing reputation for journalistic excellence by employing editors, reporters, producers and designers who are committed to the company's mission to provide trusted news and information and to actively support the people and businesses in the communities SpinCo serves. The highest quality local reporting will continue to make SpinCo publications indispensable in their communities. The goal will be to maintain and further develop deep reader loyalty, strong advertiser relationships and consistent growth. In addition, SpinCo will continue to maximize the efficiency of its print, sales, administrative, and distribution functions to increase profitability. SpinCo will continue to leverage its economies of scale to reduce supply chain costs, provide significant shared editorial content, and streamline its creative and design interactions with advertisers in print and online. As they have in the past, these efforts will continue to drive profitability and strengthen customer relationships.

              Supplement organic growth with selective acquisitions. SpinCo will be well-positioned to pursue value-enhancing investments and acquisitions with fewer regulatory constraints than it has currently – and will be both opportunistic and disciplined in its acquisition strategy. SpinCo will be virtually debt-free upon completion of the distribution, and its balance sheet and cash flow generation will be strong in comparison to its peers, providing it with the financial flexibility to pursue opportunities arising in a consolidating industry. SpinCo is a strong operator, and its strengths in information gathering and reporting, coupled with its valuable integrated content sharing, advertising, sales and administrative platforms, will help drive innovative approaches to revenue generation as well as efficiency gains in acquired properties.

              Maintain a strong, flexible balance sheet. Through proactive cost management and appropriate financial policies, SpinCo will remain committed to maintaining financial flexibility in order to execute its organic growth strategies and be in position to make accretive acquisitions.

Strengths

              SpinCo believes it enjoys the benefits of a number of unique talents and assets, many of which have been carefully developed over its long history as an established industry leader. The following strengths support its business strategies:

              Broad footprint in diverse markets. SpinCo is one of the largest and most diverse multi-platform publishers in the United States, with 81 local U.S. daily publications, and over 400 non-daily local publications across 30 states, as well as the country's leading national newspaper brand. Every month approximately 73.5 million unique visitors access USA TODAY content and approximately 30 million unique visitors seek out USCP digital media through desktops, smartphones and tablets. In addition, there have been more than 21 million downloads of USA TODAY's award-winning app on mobile devices and 2 million downloads of USCP apps. Collectively, print products reach approximately 9.7 million dedicated U.S. readers every weekday, and approximately 10.5 million every Sunday. SpinCo's Newsquest platform is a leading regional community news provider in the U.K., with 18 daily paid-for titles, more than 125 weekly print products, magazines and trade publications, and a network of websites including S1, a leading employment website in Scotland, and other digital products. Newsquest also participates in 1XL, which sells digital display advertising to national advertisers across most U.K. regional newspaper websites. In the U.K., Newsquest has a total average readership of approximately 6 million every week. This broad and diverse footprint allows SpinCo to take advantage of economies of scale across various functions, including reporting, production, administration and sales, while mitigating exposure to economic risk in any one region or locality. SpinCo's vast footprint also increases the available reach for advertisers and makes SpinCo's properties very attractive to marketers seeking multi-platform, broad, impactful campaigns as well as smaller-scale, targeted solutions.

              On June 1, 2015, SpinCo completed the acquisition of the remaining 59.4% interest in the Texas-New Mexico Newspapers Partnership that it did not own from Digital First Media. As a result, SpinCo acquired 11 news organizations in Texas, New Mexico and Pennsylvania which increases its U.S. Daily Publication to 93.

              Recognizable national brand. With total daily circulation of 4.1 million, and average cross-platform page views of more than 1.2 billion per month, USA TODAY was again the No. 1 ranked publication in consolidated digital and print circulation, according to the Alliance for Audited Media's September 2014 Publisher's Statement. Since its introduction in 1982, USA TODAY has developed a tremendously recognizable and respected brand that SpinCo leverages across various businesses. For example, SpinCo's USA TODAY Sports Media Group has used the USA TODAY brand name to successfully launch "For the Win" (ftw.usatoday.com) as a unique digital property that provides sports fans with social news and curated analysis. The USA TODAY brand immediately boosts the credibility of any affiliated property, allowing even the most tailored, niche content platforms to increase their audience.

              Unique ability to generate and integrate national and local content. With one of the country's leading national media brands and the largest network of local publications, SpinCo has the unrivaled ability to generate and distribute national content to enhance its ever-important local hometown coverage. Currently, 35 local SpinCo publications and several third-party publications include a local edition of USA TODAY, which includes national News, Money and Lifestyle content on a daily basis, and Personal Finance and Sunday Life sections on weekends. USA TODAY's Sports coverage is integrated into local sports sections. In total, readers in 35 local SpinCo markets and several third-party markets across seven states get on average approximately 70 pages of additional content per week as a result of these integration efforts. Consumer reaction to SpinCo's additional content has been very positive, which solidifies the local publications' positions as preferred information sources for readers and attractive platforms for advertisers looking to reach readers on both a local and national scale.

              Integrated and innovative digital platform. Through its All Access Content Subscription Model (which provides content digitally to all subscribers with the option of home delivery) across local markets, SpinCo has a clear commitment to providing consumers with access to the news and information about their local communities that they most want on all the devices and platforms they use. The credibility and deep community roots of SpinCo's local media organizations differentiate SpinCo's content from competing products. The results of this digital effort have been outstanding. USCP's All Access Content Subscription Model has achieved activation rates near 64%, and in certain of the initial markets where the model was introduced, the activation rates approach 80%. The digital platforms (desktop, mobile, tablet) drive growth in readership, particularly with younger demographics and digital advertising revenue opportunities. In 2014, mobile page views increased 114% and mobile visitors increased 184% on a year-over-year basis. SpinCo believes that its commitment to innovative digital products and marketing solutions has solidified it as the leader in digital news and information, positioning it to take advantage of the rapid pace of technological change in an increasingly multiplatform media industry.

              Award-winning journalists dedicated to their local communities. SpinCo's national and local publications have long-standing reputations for journalistic excellence. They employ an exceptionally talented group of writers, editors, reporters, photographers and designers who work to fulfill the company's mission to provide trusted news and information and to actively support the people and businesses in the communities SpinCo serves. SpinCo's publications and content creators play a significant, positive role in their respective communities, both inside and outside the newsroom. In recognition of this excellence, SpinCo publications have been honored with 48 Pulitzer Prizes, both national and regional Edward R. Murrow Awards and Alfred I. duPont-Columbia University Awards, as well as many other prestigious editorial awards.

              Talented and creative management teams. The strategy and content of SpinCo's national and local publications are guided by outstanding leadership at every level of the organization. Recent successful innovations such as the All Access Content Subscription Model and USA TODAY local editions, are examples of the creativity and business innovation that drive strategy at SpinCo. Management at SpinCo and each of its individual publications plans to continue crafting new ways to leverage SpinCo's engaging content, yielding new and expanded revenue streams.

              Cost-effective centralized content management, production, sales and service infrastructure. SpinCo's streamlined operations drive its ability to efficiently deliver innovative content and essential information. In 2011, Gannett Publishing Services ("GPS") was formed to improve the efficiency and reduce the cost associated with the production and distribution of the company's printed products across all divisions in the U.S. GPS directly manages all of the production, consumer sales, service and circulation operations for all of SpinCo's domestic publications, including all community newspapers and USA TODAY. In addition to providing an efficient, cost-effective print platform that has resulted in substantial cost savings and superior operational performance, GPS generates new revenue opportunities by leveraging its existing assets to provide ad production, printing and packing, and distribution services to third parties. SpinCo's digital products also operate on a unified and streamlined production and distribution system. SpinCo's digital platform includes a content management system that provides the connective tissue for all new digital products, enabling sharing of digital content company-wide, breaking news alerts and high-end creation and presentation of new, front-end storytelling designs. Major core product launches and back-end advertising product solutions allow these high performing services to deploy across dozens of community publishing properties, leading to increased user reach and digital news and information engagement. This enhanced audience interaction makes SpinCo's content significantly more attractive to advertising partners.

              Ongoing market affiliations and shared service agreements. After the separation, SpinCo will maintain ongoing market affiliations with CareerBuilder LLC and Cars.com, as well as permissible shared service agreements with Parent, including G/O Digital, that will enable continued cross-platform advertising and content-sharing opportunities. This will allow for a smooth transition into a standalone company.

              Shareholder-friendly corporate governance. As is Parent's legacy, SpinCo will institute shareholder-friendly corporate governance practices. SpinCo's board of directors will be elected annually, a majority voting standard will apply to uncontested director elections and special meetings will be able to be called by holders of 20% of the outstanding shares, subject to certain requirements to be set forth in SpinCo's organizational documents. Responsible and appropriate corporate governance will ensure that SpinCo's management always keeps shareholder interests top of mind when crafting value-creating strategies at all levels of the organization.

              Deep, long-standing relationships in local business communities. SpinCo's reputation as the primary source of local news and information in many communities continues to make it an attractive advertising outlet for local businesses. SpinCo's advertising sales staff delivers comprehensive, tailored solutions for its customers. Through its consultative approach and wide array of digital marketing solutions, offered through SpinCo's access to Parent's G/O Digital, SpinCo helps small- and medium-sized businesses navigate the increasingly complex and diverse world of digital marketing services. The success of digital marketing solutions is reflected in a 66% increase in G/O Digital's revenue from small and medium-sized business clients in 2014 compared to 2013.

              Virtually debt-free capital structure. SpinCo's virtually unlevered capital structure provides flexibility that will allow its expected strong cash flow to be used for accretive acquisitions, the return of capital to stockholders and investments in leading-edge digital products. Contemporaneous with the separation, SpinCo will enter into a revolving credit facility, with borrowing capacity of up to $500 million, to provide SpinCo with additional flexibility and liquidity.

Audience Research

              As SpinCo's publishing business relentlessly pursues its mission to meet consumers' news and information needs anytime, anywhere and in any form, SpinCo remains focused on an audience aggregation strategy. SpinCo considers the reach and coverage of its products across multiple platforms and measures the frequency with which consumers interact with each SpinCo product to ensure its audiences remain highly engaged.

              Results from a 2014 Scarborough Newspaper Penetration Report indicate that 4 SpinCo local media organizations are ranked among the top 10 local publishing operations in the country for integrated (combined print and online) audience penetration.

              SpinCo has gathered audience aggregation data for 55 SpinCo markets and will continue to add more data in the future. Aggregated audience data allows advertising sales staff to provide detailed information to advertisers about how best to reach their potential customers and the most effective product combination and frequency. This approach enables SpinCo to invest in leading-edge digital products and solutions, which increase its total advertising revenue potential while maximizing advertiser effectiveness.

              In addition to the audience-based initiative, SpinCo continues to measure customer attitudes, behaviors and opinions to better understand customers' digital use patterns and use qualitative research with audiences and advertisers to better determine their needs. In 2014, the USCP research group launched an ongoing consumer satisfaction program in key markets. The initial wave included more than 7,600 interviews with consumers in 12 markets.

Advertising

              SpinCo has experienced advertising departments that sell retail, classified and national advertising across multiple platforms including print, online, mobile and tablet, as well as niche publications. SpinCo has a national advertising sales force focused on the largest national advertisers and a separate sales organization to support classified employment sales – the Digital Employment Sales Center. SpinCo also has relationships with outside agencies that specialize in the sale of national ads.

              Retail display advertising is associated with local merchants or locally owned businesses. Retail includes regional and national chains – such as department and grocery stores – that sell in the local market.

              National advertising is display advertising principally from advertisers who are promoting national products or brands. Examples are pharmaceuticals, travel, airlines, or packaged goods. Both retail and national ads also include preprints, typically stand-alone multiple page fliers that are inserted in the daily print product.

              Classified advertising includes the major categories of automotive, employment, legal and real estate/rentals. Advertising for classified segments is published in the classified sections, in other sections within the publication, on affiliated digital platforms and in niche magazines that specialize in the segment.

              Proprietary research indicates that local and national advertisers find it challenging to manage the complexity of their marketing investments, particularly digital solutions. They are seeking to reach an increasingly elusive audience and are struggling to influence attitudes and behavior at each stage of the purchase path. To help advertisers solve this problem, a refined approach to media planning was created to present advertisers with targeted, integrated solutions. The planning process leverages SpinCo's considerable advantage in data analysis and secondary research. The result is a tailored media/marketing plan where the individual elements work in concert to amplify and reinforce the advertiser's message.

              In addition, USCP continues to use online reader panels in 18 markets to measure advertising recall and effectiveness, article response, and identify consumer sentiment and trends. The reader panels include more than 30,000 opt-in respondents who have provided valuable feedback on more than 8,100 advertisements and 5,800 news articles. This capability allows sales staff in markets to provide deeper insights and return-on-investment metrics to advertisers.

              SpinCo's consultative multi-media sales approach is tailored to all levels of advertisers, from small, locally owned merchants to large, complex businesses. Along with this sales approach, SpinCo has intense sales and management training programs. Digital product integration, sales pipeline management and a SpinCo five-step consultative sales process continue to be focus areas, with formal training being delivered in all SpinCo markets. Front-line sales managers in all USCP markets participate in intensive training to help them coach their sales executives for top performance.

Online Operations

              In support of the All Access Content Subscription Model, SpinCo has continued to invest in a significant expansion of mobile offerings across local markets, including native applications for iPhone and Android smartphones and iPads and tablet-optimized web sites. The mobile audience at SpinCo's USCP markets continued to grow in 2014, ultimately making up approximately 30% of total page views, with mobile web sites and the native iPhone applications leading the way.

              Through the All Access Content Subscription Model, SpinCo has made a clear commitment to provide consumers with the content they most want on the devices they use to access news and information about their local communities. Mobile page views increased 114% and mobile visitors increased 184% in 2014 on a year-over-year basis.

              In 2013, SpinCo implemented a social media content management software tool to allow the division's journalists and marketing and customer service teams to more effectively manage multiple social media profiles and significantly increase their responsiveness and engagement with consumers.

              SpinCo continues to enjoy a long-standing relationship of trust in its local business communities. Its advertising sales staff delivers solutions for its customers. SpinCo's digital marketing services provide localized marketing solutions to national and small- to medium-sized businesses, helping them navigate the increasingly complex and diverse world of digital marketing.

              The overriding objective of SpinCo's digital strategy is to provide compelling content that best serves its customers. A key reason customers turn to a SpinCo digital platform is to find local news and information. The credibility of the local media organization, a known and trusted information source, includes its digital platforms (tablet, mobile applications and its web site) and differentiates these digital sources from competing digital products. This allows SpinCo's local media organizations to compete successfully as information providers.

              A second objective in SpinCo's digital business development is to leverage the natural synergies between the local media organizations and local digital platforms. The local content, customer relationships, news and advertising sales staff, and promotional capabilities are all competitive advantages for SpinCo. SpinCo's strategy is to use these advantages to create strong and timely content, sell packaged advertising products that meet the needs of advertisers, operate efficiently and leverage the known and trusted brand of the local media organization.

Circulation

              USCP delivers content in print and online, via mobile devices and tablets. Digital access increased across all publications, driven by the All Access Content Subscription Model. USCP's All Access Content Subscription Model has more than 1.6 million digitally activated subscribers, enabling them easy access to content-rich products. In a trend generally consistent with the domestic publishing industry, print circulation volume declined in 2014.

              EZ Pay, a payment system which automatically deducts subscription payments from customers' credit cards or bank accounts, enhances the subscriber retention rate. At the end of 2014, EZ Pay was used by 63% of all subscribers at SpinCo's USCP sites.

              For USCP, single-copy represents approximately 15% of daily and 24% of Sunday net paid circulation volume.

              The single copy price of USA TODAY at newsstands and vending machines was $2.00 in 2014. Mail subscriptions are available nationwide and abroad, and home, hotel and office delivery is available in many markets. Approximately 82% of its net paid circulation results are from single-copy sales at newsstands, vending machines or provided to hotel guests. The remainder is from home and office delivery, mail, educational and other sales.

Production and Distribution

              In 2011, GPS was formed to improve the efficiency and reduce the cost associated with the production and distribution of SpinCo's printed products across all divisions in the U.S. GPS directly manages all of the production and circulation operations for all of SpinCo's domestic publishing operations including all community newspapers and USA TODAY.

              GPS leverages SpinCo's existing assets, including employee talent and experience, physical plants and equipment, and its vast national and local distribution networks. GPS is responsible for imaging, advertising production, internal and external printing and packaging, internal and external distribution, consumer sales, customer service and direct marketing services.

              The SpinCo Imaging and Ad Design Centers ("GIADC"), which are utilized for commercial imaging and advertising production, serve 81 publishing properties, including USA TODAY and all USCP dailies with the exception of Guam and complete special projects for other internal businesses. GIADC is utilized for commercial imaging and/or advertising production by 44 external customers. In 2014, SpinCo completed the centralization of its page-release process into the GIADC centers, resulting in standardization and efficiencies. The GIADC now handles the step between the creation of the printed pages at SpinCo's five regional Design Studios and the production at both internal and external plants.

              Almost all USCP and USA TODAY employees utilize a common content management system. The common content management system enables the communication and collaboration needed to build strong design remotely. The studios are operationally efficient while enhancing design in company-wide publications.

              Newsquest operates its publishing activities around regional centers to maximize the use of management, finance, printing and personnel resources. This enables the group to offer readers and advertisers a range of attractive products across the market. The clustering of titles and, usually, the publication of a free print product alongside a paid-for print product, allows cross-selling of advertising serving the same or contiguous markets, satisfying the needs of its advertisers and audiences.

              Newsquest produces free and paid-for print products with quality local editorial content. Newsquest also distributes advertising leaflets in the communities it serves. Most of Newsquest's paid-for distribution is outsourced to wholesalers, although direct delivery is employed as well to maximize circulation sales opportunities.

Publishing Partnerships

              SpinCo owned a 19.49% interest in California Newspapers Partnership, which includes 19 daily California newspapers and a 40.64% interest in Texas-New Mexico Newspapers Partnership, which includes seven daily newspapers in Texas and New Mexico and four newspapers in Pennsylvania. SpinCo has a 13.5% interest in Ponderay Newsprint Company in the state of Washington and a 50% partnership interest in TNI Partners, which provides service to a non-SpinCo publication in Tucson, AZ.

              In connection with our growth strategy, on June 1, 2015, SpinCo completed the acquisition of the remaining 59.36% interest in the Texas-New Mexico Newspapers Partnership that it did not own from Digital First Media. SpinCo completed the acquisition through the assignment of its 19.49% interest in the California Newspapers Partnership and additional cash consideration. As a result, SpinCo will own 100% of the Texas-New Mexico Newspapers Partnership and will no longer have any ownership interest in California Newspapers Partnership. Through the transaction, SpinCo acquired news organizations in Texas (El Paso Times), New Mexico (Alamogordo Daily News; Carlsbad Current-Argus; The Daily Times in Farmington; Deming Headlight; Las Cruces Sun-News; and Silver City Sun-News) and Pennsylvania (Chambersburg Public Opinion; Hanover Evening Sun; Lebanon Daily News; and The York Daily Record).

Competition

              SpinCo's publishing operations and affiliated digital platforms compete with other media and digital ventures for advertising. Publishing operations also compete for circulation and readership against other professional news and information operations and amateur content creators. Very few of SpinCo's publishing operations have daily competitors that are published in the same city. Most of SpinCo's print products compete with other print products published in suburban areas, nearby cities and towns, free-distribution and paid-advertising publications (such as weeklies), and other media, including magazines, television, direct mail, cable television, radio, outdoor advertising, directories, e-mail marketing, web sites and mobile-device platforms. Newsquest's publishing operations are in competitive markets. Their principal competitors include other regional and national newspaper and magazine publishers, other advertising media such as broadcast and billboard, Internet-based news and other information and communication businesses.

              The rate of development of opportunities in, and competition from, digital media, including web site, tablet and mobile products, is increasing. Through internal development, content distribution programs, acquisitions and partnerships, SpinCo's efforts to explore new opportunities in the news, information and communications business and in audience generation will keep expanding.

              SpinCo continues to seek more effective ways to engage with its local communities using all available media platforms and tools.

Environmental Regulation

              SpinCo is committed to protecting the environment. SpinCo's goal is to ensure its facilities comply with federal, state, local and foreign environmental laws and to incorporate appropriate environmental practices and standards in its operations. SpinCo is one of the industry leaders in the use of recycled newsprint, increasing its purchase of newsprint containing recycled content from 42,000 metric tons in 1989 to 138,980 metric tons in 2014. During 2014, 37% of SpinCo's domestic newsprint purchases contained recycled content, with an average recycled content of 45%.

              SpinCo's operations use inks, solvents and fuels. The use, management and disposal of these substances are sometimes regulated by environmental agencies. SpinCo retains a corporate environmental consultant who, along with internal and outside counsel, oversees regulatory compliance and preventive measures. Some of SpinCo's subsidiaries have been included among the potentially responsible parties in connection with sites that have been identified as possibly requiring environmental remediation.

Raw Materials

              Newsprint, which is the basic raw material used in print publication, has been and may continue to be subject to significant price changes from time to time. During 2014, SpinCo's total newsprint consumption was 377,467 metric tons, including consumption by USA TODAY, tonnage at non-SpinCo print sites and Newsquest. Newsprint consumption was 7% less than in 2013. SpinCo purchases newsprint from 15 domestic and global suppliers.

              SpinCo continues to moderate newsprint consumption and expense through press web-width reductions and the use of lighter basis weight paper. SpinCo believes that available sources of newsprint, together with present inventories, will continue to be adequate to supply the needs of its publishing operations.

Joint Operating Agencies

              SpinCo's publishing subsidiary in Detroit participates in a joint operating agency ("JOA"). The JOA performs the production, sales and distribution functions for the subsidiary and another publishing company under a joint operating agreement. Operating results for the Detroit JOA are fully consolidated along with a charge for the minority partner's share of profits.

Employees

              SpinCo expects to employ approximately 19,600 persons as of the distribution date. Approximately 13% of those employed by SpinCo and its subsidiaries in the U.S. are represented by labor unions. They are represented by 59 local bargaining units, most of which are affiliated with one of six international unions under collective bargaining agreements. These agreements conform generally with the pattern of labor agreements in the publishing industry. SpinCo does not engage in industry-wide or company-wide bargaining. SpinCo's U.K. subsidiaries bargain with two unions over working practices, wages and health and safety issues only.

Legal Proceedings

              SpinCo and a number of its subsidiaries are defendants in judicial and administrative proceedings involving matters incidental to their business. SpinCo does not believe that any material liability will be imposed as a result of these matters.

Daily Local Media Organizations and Affiliated Digital Platforms

			Average 2014 Circulation - Print and Digital Replica and Non-Replica
State Territory		Local media organization/web site
	City		Morning	Afternoon	Sunday	Founded

Alabama	Montgomery	Montgomery Advertiser www.montgomeryadvertiser.com	25,555		30,918	1829

Arizona	Phoenix	The Arizona Republic www.azcentral.com	232,502		487,441	1890

Arkansas	Mountain Home	The Baxter Bulletin www.baxterbulletin.com	8,423			1901

California	Palm Springs	The Desert Sun www.mydesert.com	33,080		37,248	1927
	Salinas	The Salinas Californian www.thecalifornian.com	7,368			1871
	Visalia	Visalia Times-Delta/Tulare Advance-Register www.visaliatimesdelta.com www.tulareadvanceregister.com	15,492			1859

Colorado	Fort Collins	Fort Collins Coloradoan www.coloradoan.com	19,952		25,118	1873

Delaware	Wilmington	The News Journal www.delawareonline.com	71,934		104,550	1871

Florida	Brevard County	FLORIDA TODAY www.floridatoday.com	47,656		81,283	1966
	Fort Myers	The News-Press www.news-press.com	50,130		71,310	1884
	Pensacola	Pensacola News Journal www.pnj.com	31,687		44,720	1889
	Tallahassee	Tallahassee Democrat www.tallahassee.com	29,652		42,100	1905

Guam	Hagatna	Pacific Daily News www.guampdn.com	13,281		12,286	1944

Indiana	Indianapolis	The Indianapolis Star www.indystar.com	137,129		265,112	1903
	Lafayette	Journal and Courier www.jconline.com	22,541		30,253	1829
	Muncie	The Star Press www.thestarpress.com	20,422		26,051	1899
	Richmond	Palladium-Item www.pal-item.com	9,616		14,194	1831

Iowa	Des Moines	The Des Moines Register www.desmoinesregister.com	86,773		173,001	1849
	Iowa City	Iowa City Press-Citizen www.press-citizen.com	10,079			1860

Kentucky	Louisville	The Courier-Journal www.courier-journal.com	114,719		205,216	1868

Louisiana	Alexandria	Alexandria Daily Town Talk www.thetowntalk.com	15,350		20,517	1883
	Lafayette	The Daily Advertiser www.theadvertiser.com	21,936		29,609	1865
	Monroe	The News-Star www.thenewsstar.com	21,540		25,937	1890
	Opelousas	Daily World www.dailyworld.com	4,409		5,556	1939
	Shreveport	The Times www.shreveporttimes.com	32,736		49,304	1871

Daily Local Media Organizations and Affiliated Digital Platforms (Continued)

			Average 2014 Circulation - Print and Digital Replica and Non-Replica
State Territory		Local media organization/web site
	City		Morning	Afternoon	Sunday	Founded

Maryland	Salisbury	The Daily Times www.delmarvanow.com	13,752		18,180	1900

Michigan	Battle Creek	Battle Creek Enquirer www.battlecreekenquirer.com	11,663		16,675	1900
	Detroit	Detroit Free Press www.freep.com	173,215		867,821	1832
	Lansing	Lansing State Journal www.lansingstatejournal.com	35,254		47,815	1855
	Livingston County	Daily Press & Argus www.livingstondaily.com	9,222		13,181	1843
	Port Huron	Times Herald www.thetimesherald.com	15,050		22,568	1900

Minnesota	St. Cloud	St. Cloud Times www.sctimes.com	20,392		25,637	1861

Mississippi	Hattiesburg	Hattiesburg American www.hattiesburgamerican.com		7,886	10,663	1897
	Jackson	The Clarion-Ledger www.clarionledger.com	46,090		53,774	1837

Missouri	Springfield	Springfield News-Leader www.news-leader.com	29,206		46,607	1893

Montana	Great Falls	Great Falls Tribune www.greatfallstribune.com	22,195		24,838	1885

Nevada	Reno	Reno Gazette-Journal www.rgj.com	35,133		55,978	1870

New Jersey	Asbury Park	Asbury Park Press www.app.com	80,722		119,495	1879
	Bridgewater	Courier News www.mycentraljersey.com	10,244		13,376	1884
	Cherry Hill	Courier-Post www.courierpostonline.com	35,860		47,618	1875
	East Brunswick	Home News Tribune www.mycentraljersey.com	20,261		24,360	1879
	Morristown	Daily Record www.dailyrecord.com	14,021		16,962	1900
	Vineland	The Daily Journal www.thedailyjournal.com	10,834			1864

New Mexico	Alamogordo	Alamogordo Daily News** www.alamogordonews.com	5,787		5,276	1887
	Carlsbad	Carlsbad Current-Argus** www.currentargus.com	6,173		5,478	1889
	Deming	Deming Headlight www.demingheadlight.com	*		*	1882
	Farmington	The Daily Times in Farmington** www.daily-times.com	16,127		17,881	1890
	Las Cruces	Las Cruces Sun-News** www.lcsun-news.com	23,025		24,186	1881
	Silver City	Silver City Sun-News www.scsun-news.com	*		*	1995

Daily Local Media Organizations and Affiliated Digital Platforms (Continued)

			Average 2014 Circulation - Print and Digital Replica and Non-Replica
State Territory		Local media organization/web site
	City		Morning	Afternoon	Sunday	Founded

New York	Binghamton	Press & Sun-Bulletin www.pressconnects.com	28,896		38,687	1904
	Elmira	Star-Gazette www.stargazette.com	12,862		19,960	1828
	Ithaca	The Ithaca Journal www.theithacajournal.com	9,405			1815
	Poughkeepsie	Poughkeepsie Journal www.poughkeepsiejournal.com	21,479		28,847	1785
	Rochester	Rochester Democrat and Chronicle www.democratandchronicle.com	96,444		138,159	1833
	Westchester County	The Journal News www.lohud.com	57,865		74,137	1829

North Carolina	Asheville	Asheville Citizen-Times www.citizen-times.com	28,415		40,236	1870

Ohio	Bucyrus	Telegraph-Forum www.bucyrustelegraphforum.com	3,508			1923
	Chillicothe	Chillicothe Gazette www.chillicothegazette.com		7,607	9,311	1800
	Cincinnati	The Cincinnati Enquirer www.cincinnati.com	114,021		215,203	1841
	Coshocton	Coshocton Tribune www.coshoctontribune.com		3,528	4,375	1842
	Fremont	The News-Messenger www.thenews-messenger.com		5,179		1856
	Lancaster	Lancaster Eagle-Gazette www.lancastereaglegazette.com		7,462	9,114	1807
	Mansfield	News Journal www.mansfieldnewsjournal.com	16,561		22,969	1885
	Marion	The Marion Star www.marionstar.com	5,855		7,180	1880
	Newark	The Advocate www.newarkadvocate.com		11,405	13,533	1820
	Port Clinton	News Herald www.portclintonnewsherald.com		2,218		1864
	Zanesville	Times Recorder www.zanesvilletimesrecorder.com	10,888		12,684	1852

Oregon	Salem	Statesman Journal www.statesmanjournal.com	30,110		36,280	1851

Pennsylvania	Chambersburg	Chambersburg Public Opinion** www.publicopiniononline.com	15,845		20,515	1866
	Hanover	Hanover Evening Sun** www.eveningsun.com	17,467		21,809	1915
	Lebanon	Lebanon Daily News** www.ldnews.com	19,743		22,415	1872
	York	York Daily Record** www.ydr.com	42,322		64,097	1796

South Carolina	Greenville	The Greenville News www.greenvilleonline.com	44,365		93,369	1874

South Dakota	Sioux Falls	Argus Leader www.argusleader.com	29,300		56,061	1881

Daily Local Media Organizations and Affiliated Digital Platforms (Continued)

			Average 2014 Circulation - Print and Digital Replica and Non-Replica
State Territory		Local media organization/web site
	City		Morning	Afternoon	Sunday	Founded

Tennessee	Clarksville	The Leaf-Chronicle www.theleafchronicle.com	10,716		20,092	1808
	Jackson	The Jackson Sun www.jacksonsun.com	14,025		21,460	1848
	Murfreesboro	The Daily News Journal www.dnj.com	10,264		13,246	1848
	Nashville	The Tennessean www.tennessean.com	93,531		208,357	1812

Texas	El Paso	El Paso Times** www.elpasotimes.com	61,077		72,229	1881

Utah	St. George	The Spectrum www.thespectrum.com	13,370		15,424	1963

Vermont	Burlington	The Burlington Free Press www.burlingtonfreepress.com	23,477		27,707	1827

Virginia	McLean	USA TODAY*** www.usatoday.com	4,139,380		3,686,797	1982
	Staunton	The Daily News Leader www.newsleader.com	12,217		15,043	1904

Wisconsin	Appleton	The Post-Crescent www.postcrescent.com	34,610		47,236	1853
	Fond du Lac	The Reporter www.fdlreporter.com	9,206		11,963	1870
	Green Bay	Green Bay Press-Gazette www.greenbaypressgazette.com	38,977		56,968	1915
	Manitowoc	Herald Times Reporter www.htrnews.com	9,007		10,633	1898
	Marshfield	Marshfield News-Herald www.marshfieldnewsherald.com		7,086		1927
	Oshkosh	Oshkosh Northwestern www.thenorthwestern.com	11,634		16,199	1868
	Sheboygan	The Sheboygan Press www.sheboyganpress.com	13,162		16,251	1907
	Stevens Point	Stevens Point Journal www.stevenspointjournal.com		6,963		1873
		Central Wisconsin Sunday			14,325
	Wausau	Wausau Daily Herald www.wausaudailyherald.com		13,678	18,230	1903
	Wisconsin Rapids	The Daily Tribune www.wisconsinrapidstribune.com		7,168		1914

*
Average circulation is included with Las Cruces.

**
Average circulation for El Paso and York are based on the Alliance for Audited Media (AAM) September 2014 Publisher's Statement. For Alamogordo, Carlsbad, Chambersburg and Hanover average circulation is based on the June 2014 Publisher's Statement. Las Cruces, Farmington and Lebanon average circulation is based on the June 2013 Publisher's Statement.

***
USA TODAY morning and Sunday figure is the average print, digital replica, digital non-replica and branded editions according to the AAM's September 2014 Publisher's Statement.

Daily Paid-For Local Media Organizations and Affiliated Digital Platforms of Newsquest PLC

		Circulation*
City	Local media organization/web site	Monday-Saturday	Founded

Basildon	Echo**: www.echo-news.co.uk	22,961	1969

Blackburn	Lancashire Telegraph: www.lancashiretelegraph.co.uk	13,092	1886

Bolton	The Bolton News: www.theboltonnews.co.uk	12,351	1867

Bournemouth	Daily Echo: www.bournemouthecho.co.uk	18,049	1900

Bradford	Telegraph & Argus: www.thetelegraphandargus.co.uk	18,906	1868

Brighton	The Argus: www.theargus.co.uk	14,370	1880

Colchester	The Gazette**: www.gazette-news.co.uk	11,706	1970

Darlington	The Northern Echo: www.thenorthernecho.co.uk	30,735	1870

Glasgow	Evening Times: www.eveningtimes.co.uk	33,397	1876

Glasgow	The Herald: www.heraldscotland.com	37,728	1783

Glasgow	The National: www.thenational.scot	***	2014

Newport	South Wales Argus: www.southwalesargus.co.uk	13,197	1892

Oxford	Oxford Mail: www.oxfordmail.co.uk	12,773	1928

Southampton	Southern Daily Echo: www.dailyecho.co.uk	22,397	1888

Swindon	Swindon Advertiser: www.swindonadvertiser.co.uk	11,987	1854

Weymouth	Dorset Echo: www.dorsetecho.co.uk	13,267	1921

Worcester	Worcester News: www.worcesternews.co.uk	8,885	1937

York	The Press: www.yorkpress.co.uk	19,643	1882

* Circulation figures are according to ABC results for the period January - June 2014

** Publishes Monday-Friday

*** Founded in 2014. No certified circulation reported to date.

Non-daily publications: Essex, London, Midlands, North East, North West, South Coast, South East, South and East Wales, South West, Yorkshire

        National and Non-Daily Properties

USA TODAY/USATODAY.com
Headquarters and editorial offices: McLean, VA
Print sites: Albuquerque, NM; Atlanta, GA; Boston, MA; Cleveland, OH; Columbia, SC; Columbus, OH; Dallas, TX; Denver, CO; Des Moines, IA; Detroit, MI; Eugene, OR; Fort Lauderdale, FL; Houston, TX; Indianapolis, IN; Kansas City, MO; Las Vegas, NV; Los Angeles, CA; Louisville, KY; Milwaukee, WI; Minneapolis, MN; Mobile, AL; Nashville, TN; Oklahoma City, OK; Orlando, FL; Phoenix, AZ; Rochester, NY; Rockaway, NJ; St. Louis, MO; St. Petersburg, FL; Salt Lake City, UT; San Jose, CA; Seattle, WA; Springfield, MO; Springfield, VA; Wilmington, DE; Winston-Salem, NC
Advertising offices: Atlanta, GA; Chicago, IL; Dallas, TX; Detroit, MI; Los Angeles, CA; McLean, VA; New York, NY; San Francisco, CA

USA TODAY Sports Media Group: www.Thebiglead.com; www.Thehuddle.com; www.Hoopshype.com; www.Mmajunkie.com; www.Bnqt.com; www.Baseballhq.com; www.Quickish.com; www.Usatodayhss.com; ftw.usatoday.com; q.usatoday.com; www.fantasyscore.com; www.spanningthesec.com; www.usatodaysportsimages.com
Headquarters: Los Angeles
Advertising offices: Los Angeles, CA; McLean, VA; New York, NY

USA TODAY Travel Media Group
Headquarters: McLean, VA
Advertising offices: McLean, VA

Reviewed.com: www.reviewed.com
Headquarters: Cambridge, MA

Gannett Media Technologies International: www.gmti.com
Headquarters: Chesapeake, VA
Regional office: Cincinnati, OH

Non-daily publications: Weekly, semi-weekly, monthly or bimonthly publications in Alabama, Arizona, Arkansas, California, Colorado, Delaware, Florida, Guam, Indiana, Iowa, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, South Carolina, South Dakota, Tennessee, Utah, Vermont, Virginia, Wisconsin

Gannett Publishing Services: www.gannettpublishingservices.com
Headquarters: McLean, VA
Sales office: Atlanta, GA

Gannett Satellite Information Network: McLean, VA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain factors affecting forward-looking statements

              The following discussion and analysis should be read in conjunction with the other sections of this information statement, including "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements," "Unaudited Pro Forma Combined Financial Statements," "Business," "Selected Historical Combined Financial Data," and the Combined Financial Statements and the notes thereto included in this information statement. Management's Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this information statement and particularly in "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements."

              We believe that the assumptions underlying the Combined Financial Statements included in the information statement are reasonable. However, the Combined Financial Statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, stand-alone company during the periods presented.

Business Operations

              Our operations comprise 100 daily publications and related digital platforms in the U.S. and the U.K., more than 400 non-daily local publications in the U.S. and more than 125 such titles in the U.K. Our 82 U.S. daily publications include USA TODAY, a nationally recognized news and information publication, which is ranked first in combined print and digital circulation according to Alliance for Audited Media's December 2014 Quarterly Filing. Together with the 18 daily paid-for publications our Newsquest division operates in the U.K., the total average daily print and digital circulation of our 100 domestic and U.K. daily publications was approximately 5.4 million for 2014. In the markets we serve, we also operate desktop, smartphone and tablet products which are tightly integrated with publishing operations. Our operations also include commercial printing, newswire, marketing and data services operations. Certain of our businesses have strategic relationships with the online businesses of Parent including CareerBuilder, Cars.com and G/O Digital, Parent's digital marketing services organization.

              On June 1, 2015, we completed the acquisition of the remaining 59.4% interest in the Texas-New Mexico Newspapers Partnership that we did not own from Digital First Media. As a result, we acquired 11 news organizations in Texas, New Mexico and Pennsylvania which increases our U.S. Daily Publication to 93.

Separation from Parent

              The accompanying Combined Financial Statements include the accounts of Gannett SpinCo, Inc. ("SpinCo," "our," "us," "we"), a business representing the principal publishing operations of Gannett Co., Inc. ("Parent") and certain other entities wholly-owned by Parent that will be contributed to us as a part of our separation from Parent, as described below.

              On August 5, 2014, Parent announced its plan to create two publicly traded companies with scale: one focused on its Publishing business and related digital assets, us, and the other comprising its Broadcasting and Digital businesses. The separation will be effected by means of a pro rata distribution of 98.5% of the outstanding shares of our common stock to holders of Parent common stock. Following the distribution, Parent will own shares representing 1.5% of our outstanding common shares, and we will be a separate public company. Parent will continue to own our shares for a period of time not to exceed five years after the distribution date.

              Historically, we have not prepared separate financial statements. The accompanying Combined Financial Statements are derived from the historical accounting records of Parent and present our combined financial position, results of operations and cash flows as of and for the periods presented as if we were a separate entity. These Combined Financial Statements are presented in accordance with generally accepted accounting principles ("U.S. GAAP").

              In preparing these Combined Financial Statements, management has made certain assumptions or implemented methodologies to allocate various expenses from Parent to us and from us back to Parent in the form of cost recoveries. These allocations represent services provided between the two entities and are more fully detailed in Note 13 of the Annual Combined Financial Statements and Note 10 to the Interim Condensed Combined Financial Statements presented herein. All such costs and expenses are assumed to be settled with Parent through "Parent's investment, net" in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Parent through "Parent's investment, net" and settlement is deemed to occur in the year following recognition in the current income tax provision. We believe the assumptions and methodologies used in these allocations are reasonable. However, such allocated costs, net of cost recoveries, may not be indicative of the actual level of expense that would have been incurred had we been operating on a stand-alone basis. Accordingly, these Combined Financial Statements may not necessarily reflect our combined financial position, results of operations and cash flows had we operated as a stand-alone entity during the periods presented.

              All of our internal intercompany accounts have been eliminated in combination. All significant intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates have been included within the Combined Financial Statements and are considered to be effectively settled through equity contributions or distributions at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates are included in "Parent's investment, net." These intercompany transactions are further described in Note 13 to our Annual Combined Financial Statements and Note 10 to the Interim Condensed Combined Financial Statements. The total net effect of these intercompany transactions is reflected in the combined statements of cash flows as financing activities.

Executive Summary

              Operating results summary: Our revenues were $3.2 billion for 2014 or 5% below 2013 levels, driven primarily by a 7% decline in advertising revenues as a result of general trends in the print newspaper industry. Traditional print advertising has declined with the expansion of digital media alternatives and structural changes in advertisers' marketing mix. Also contributing to the decrease in total revenues is a 1% decline in circulation revenues and a 6% decline in all other revenues. Advertising revenues comprise 58% of combined revenues and circulation revenues comprise 35% of combined revenues. Digital revenues, which include both digital advertising and digital circulation revenues, such as online content subscription fees and advertising on various digital platforms, were up for the year in the U.S. as well as at Newsquest in the U.K. Revenues benefited from our continued focus on digital marketing services and all of our digital advertising platforms.

              Total operating expenses decreased by 3% to $2.9 billion for 2014, resulting from continued cost efficiency efforts company-wide as well as lower circulation print volumes. Newsprint expense was 9% lower than in 2013 primarily due to a decline in consumption and prices.

              We reported operating income for 2014 of $262 million compared to $325 million in 2013, a 19% decrease. Operating income for both 2014 and 2013 was impacted by special items. Financial results and comparisons excluding the impact of these special items are discussed in the "Results from Operations" and "Operating results non-GAAP information" below.

              Our net equity income in unconsolidated investees for 2014 was $16 million, a decrease of $7 million from 2013. This decrease reflects lower net income at certain newspaper partnership investees.

              Net income was $211 million in 2014, a decrease of 23% or $63 million from 2013, reflecting declining revenues partially offset by lower volume-related operating expenses and special items in 2014.

              We continue to generate strong cash flows from operations, totaling $346 million in 2014. This represents 1.6x our net income for 2014 and 4.8x our capital and acquisition spending for 2014.

              Outlook for 2015: We intend to drive growth opportunities by capitalizing on our national brand equity to increase the integration of local and national content, enhance our position as a trusted provider of local news and information through expanded digital offerings and leverage our expertise to provide integrated solutions to advertisers. While we expect traditional advertising and circulation revenues to remain challenged due to market pressures, some of that decline will be offset by growth in digital marketing services and other digital revenues. We will continue to focus on operational excellence by maximizing the efficiency of our print, sales, administrative and distribution functions to reduce costs and increase profitability. Selective acquisitions or dispositions, leveraging our revenue innovations, digital opportunities and expense discipline, will supplement our organic growth and leverage our economies of scale to drive strong operating results.

              In connection with our growth strategy, on June 1, 2015, we completed the acquisition of the remaining 59.36% interest in the Texas-New Mexico Newspapers Partnership that we did not own from Digital First Media. We completed the acquisition through the assignment of our 19.49% interest in the California Newspapers Partnership and additional cash consideration. As a result, we will own 100% of the Texas-New Mexico Newspapers Partnership and will no longer have any ownership interest in California Newspapers Partnership. Through the transaction, we acquired news organizations in Texas (El Paso Times), New Mexico (Alamogordo Daily News; Carlsbad Current-Argus; The Daily Times in Farmington; Deming Headlight; Las Cruces Sun-News; and Silver City Sun-News) and Pennsylvania (Chambersburg Public Opinion; Hanover Evening Sun; Lebanon Daily News; and The York Daily Record).

              Net operating revenues for the first quarter ended March 29, 2015 declined 9% from the same period in 2014, reflecting ongoing pressures related to general trends in the newspaper industry. Operating expense for the first quarter ended March 29, 2015 decreased 7% from the same period in 2014 due to continued cost reductions and efficiency efforts, as well as lower print volumes. We continue to focus on execution of our strategy outlined above. Results through the quarter ended March 29, 2015 are discussed in more detail in the Results of Operations section.

Basis of reporting

              Following is a discussion of the key factors that have affected our accounting for or reporting on the business over the last three fiscal years. This commentary should be read in conjunction with our Combined Financial Statements, selected combined financial data and the remainder of this Form 10.

              Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. Our first quarter of 2015 ended on March 29, 2015. Our first quarter of 2014 ended on March 30, 2014. Both quarters encompassed 13-week periods. Our 2014 fiscal year ended on December 28, 2014, and encompassed a 52-week period. Our 2013 fiscal year encompassed a 52-week period ending on December 29, 2013 and our 2012 fiscal year encompassed a 53-week period ending on December 30, 2012.

              Foreign currency translation impacts: The average exchange rate used to translate U.K. results was 1.52 for the first quarter of 2015, 1.65 for the first quarter of 2014, 1.65 for full year 2014, 1.56 for 2013 and 1.58 for 2012. Translation fluctuations impact our U.K. revenue, expense and operating income results.

              Critical accounting policies and the use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the Combined Financial Statements and accompanying notes. Actual results could differ significantly from those estimates. We believe the following discussion addresses our most critical accounting policies, which are those that are important to the presentation of our financial condition and results of operations and require management's most subjective and complex judgments.

              Goodwill: As of December 28, 2014, goodwill represented approximately 23% of our total assets. Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. Goodwill is tested for impairment on an annual basis (on the first day of fourth quarter) or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

              We perform an annual two-step goodwill impairment test. In the first step of the test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation techniques. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, we determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and we must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

              We have three major reporting units which accounted for 99% of the goodwill balance as of December 28, 2014. These consist of U.S. Community Publishing ("USCP", including Gannett Publishing Services), Newsquest and USA TODAY group. We performed a quantitative assessment as of the measurement date for all of our reporting units. We determined that the fair value of each of our reporting units was in excess of its carrying value as of the measurement date.

              Fair value of the reporting units depends on several factors, including the future strength of the economy in our principal markets. Generally uneven recoveries in the U.S. and U.K. markets have had an adverse effect on most of our reporting units in recent years. As a result, the differences between fair value and carrying value have narrowed. New and developing competition as well as technological change could also adversely affect future fair value estimates. Assumptions regarding discount rates utilized in cash flow projections and EBITDA and revenue multiples for other public companies in similar industries also affect the overall valuations. Discount rates utilized range from 12.5% to 15.5%, and EBITDA multiples ranged from 5x-6x, as of our 2014 measurement date for our major reporting units. Any one or a combination of these factors could lead to declines in reporting unit fair values and result in goodwill impairment charges. In order for any of these reporting units to fail the first step of the quantitative goodwill impairment test, the estimated value of the reporting units would need to decline by amounts ranging from approximately 30% to 60%.

              Other Long-Lived Assets (Property, Plant and Equipment and Amortizable Intangible Assets): Property, plant and equipment are recorded at cost and depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances or changes to our business model or capital strategy, could result in actual useful lives differing from our estimates. In cases where we determine the useful life of buildings and equipment should be shortened, we would, after evaluating for impairment, depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

              Accelerated depreciation was recorded in all periods presented for certain property, plant and equipment, reflecting specific decisions to consolidate production and other business services.

              We reviewed our property, plant and equipment assets for potential impairment at the asset group level (generally at the local business level) by comparing the carrying value of such assets with the expected undiscounted cash flows to be generated by those asset groups/local business units. Due to expected continued cash flow in excess of carrying value from our businesses, no property, plant or equipment assets were considered impaired for any period presented.

              Our amortizable intangible assets consist mainly of customer relationships. These asset values are amortized systematically over their estimated useful lives. An impairment test of these assets would be triggered if the undiscounted cash flows from the related asset group (business unit) were to be less than the asset carrying value. There were no charges in any period presented for impairment of any finite-lived intangible assets.

              We do not believe that any of our larger amortizable intangible assets (those with book values over $10 million) are at risk of requiring an impairment in the foreseeable future.

              Pension Accounting: We, along with our subsidiaries, have various defined benefit retirement plans under which most of the benefits have been frozen in previous years. Retirement benefits are also provided to certain of our current and former employees through retirement plans sponsored by Parent which include participants of Parent's Broadcasting and Digital businesses. Retirement benefit obligations pursuant to the Parent-sponsored retirement plans related to our current and former employees will be transferred to us at the separation date and, accordingly, have been allocated to us in our Combined Financial Statements for all periods presented. This allocation was done by determining the projected benefit obligation of participants for which the liability will be transferred. The principal Parent-sponsored plans for which we have been allocated our portion of projected benefit obligations, plan assets, accumulated other comprehensive loss, net periodic pension costs and other comprehensive (loss) income are the Gannett Retirement Plan ("GRP") and the Gannett Supplemental Retirement Plan ("SERP").

              We account for our pension plans and those Parent-sponsored plans that have been allocated to us in accordance with the applicable accounting guidance, which requires us to include the funded status of these pension plans in our combined balance sheets, and to recognize, as a component of "Other comprehensive (loss) income," the gains or losses that arise during the period but are unrecognized in pension expense.

              Pension expense is reported on our Combined Statements of Income as "Cost of sales and operating expenses, exclusive of depreciation," or "Selling, general and administrative expenses, exclusive of depreciation."

              The determination of pension plan obligations and expense is dependent upon a number of assumptions regarding future events, the most important of which are the discount rate applied to pension plan obligations and the expected long-term rate of return on plan assets. The discount rate assumption for our plans and Parent-sponsored plans is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match the expected benefit payment stream. A decrease in discount rates would increase pension obligations.

              We, along with Parent, establish the expected long-term rate of return by developing a forward-looking, long-term return assumption for each pension fund asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation percentages and the long-term return assumption for each asset class. We, along with Parent, apply the expected long-term rate of return to the fair value of pension assets in determining the dollar amount of its expected return. A decrease in the expected long-term return on plan assets would increase pension expense. The effects of actual results differing from these assumptions are accumulated as unamortized gains and losses. A corridor approach is used in the amortization of these gains and losses, by amortizing the balance exceeding the greater of 10% of the beginning balances of the projected benefit obligation or the fair value of the plan assets. The amortization period is based on the average life expectancy of plan participants, which is currently estimated to be approximately 22 years for the GRP.

              For 2014, the assumptions used for the discount rate on the GRP, for which we have been allocated a portion of the projected benefit obligation and net periodic pension costs, resulted in a discount rate of 4.05%. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 50 basis point reduction in the discount rate used for the GRP at the end of 2014 would have increased our allocation of total obligations by approximately $116.9 million. A 50 basis point change in the rate used to calculate 2014 expense would have changed our allocation of total pension plan expense for 2014 by approximately $1.7 million. We assumed a rate of 8.0% for our long-term expected return on the GRP pension assets. As an indication of the sensitivity of our pension expense to the long-term rate of return assumption, a 50 basis point decrease in the expected rate of return on the GRP would have increased estimated pension plan expense for 2014 by approximately $9.2 million.

              Income Taxes: For each of the periods presented, our operations are included in Parent's state and federal income tax returns. For purposes of the Combined Financial Statements, we have computed our income taxes as if we were filing separate returns. Current income taxes payable are settled with Parent through "Parent's investment, net" and settlement is deemed to occur in the year following recognition in the current income tax provision.

              Our annual tax rate is based on our income, statutory tax regulations and rates, and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax expense and in evaluating our tax positions.

              Tax law requires certain items to be included in our tax returns at different times than when the items are reflected in the financial statements. The annual tax expense reflected in the combined statements of income is different than that reported in the tax returns. Some of these differences are permanent, for example expenses recorded for accounting purposes that are not deductible in the returns such as non-deductible goodwill, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense is currently unrecognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit on tax returns in future years for which a benefit has already been recorded in the financial statements.

              Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts we believe are more likely than not to be recovered. In evaluating the amount of any such valuation allowance, we consider the existence of cumulative income or losses in recent years, the reversal of existing temporary differences, the existence of taxable income in prior carry back years, available tax planning strategies and estimates of future taxable income for each taxable jurisdiction in which we operate and have deferred tax assets. The latter two factors involve the exercise of significant judgment. As of December 28, 2014, deferred tax asset valuation allowances totaled $59 million, primarily related to foreign tax credits and foreign net operating losses available for carry forward to future years. Although realization is not assured, we believe it is more likely than not that all other deferred tax assets for which no valuation allowances have been established will be realized. The primary basis of this conclusion is our history of cumulative income in recent years.

              We determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in the financial statements. A tax position is measured as the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority which has full knowledge of all relevant information. We may be required to change our provision for income taxes when the ultimate treatment of certain items is challenged or agreed to by taxing authorities, when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances.

              Future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the Combined Financial Statements in the year these changes occur. For example, the effect of a one percentage point change in the effective tax rate for 2014 would have resulted in a change of $3 million in the provision for income taxes and net income.

Results of Operations

              Our operations comprise 100 daily publications and related digital platforms in the U.S. and the U.K., more than 400 non-daily local publications in the U.S. and more than 125 such titles in the U.K. Our 82 U.S. daily publications, including USA TODAY, comprise the nation's largest publishing group in terms of circulation.

              A summary of our results is presented below.

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015(a)	Change	Mar. 30, 2014	Dec. 28, 2014(a)	Change	Dec. 29, 2013(a)	Change	Dec. 30, 2012(a)

Operating revenues	$717	(9%)	$789	$3,172	(5%)	$3,325	(4%)	$3,470
Operating expenses	$688	(7%)	$740	$2,910	(3%)	$3,000	(4%)	$3,139
Operating income	$30	(39%)	$49	$262	(19%)	$325	(2%)	$331
Non-operating income, net	$5	11%	$4	$16	(24%)	$21	62%	$13
Provision for income taxes	$1	(88%)	$12	$68	(4%)	$71	4%	$68
Net income	$33	(19%)	$41	$211	(23%)	$274	(1%)	$277

(a)
Numbers do not sum due to rounding

              Net operating revenues: Advertising revenues include those derived from advertising placed with print products as well as digital-related Internet desktop, smartphone and tablet applications. These include revenue in the classified, retail and national advertising categories. Circulation revenues include those derived from distributing our publications on our digital platforms, from home delivery and from single copy sales of our publications. Other publishing revenues are mainly from commercial printing.

              The table below presents the principal components of revenues:

Net operating revenues, in millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013(a)	Change	Dec. 30, 2012(a)

Advertising	$397	(12%)	$452	$1,840	(7%)	$1,971	(7%)	$2,124
Circulation	271	(3%)	280	1,110	(1%)	1,117	1%	1,103
Other	49	(14%)	57	222	(6%)	236	(2%)	242

Total net operating revenues	$717	(9%)	$789	$3,172	(5%)	$3,325	(4%)	$3,470

(a)
Numbers do not sum due to rounding

              Operating expenses: For the periods presented herein, our operating expenses were as follows:

Operating expenses, in millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015(a)	Change	Mar. 30, 2014	Dec. 28, 2014(a)	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Cost of sales	$480	(7%)	$514	$1,998	(4%)	$2,090	(4%)	$2,166
Selling, general and administrative	178	(5%)	188	765	(1%)	773	(6%)	823
Depreciation	24	—%	24	97	1%	96	(8%)	104
Amortization of intangible assets	3	(3%)	4	14	—%	14	—%	14
Facility consolidation and asset impairment charges	2	(84%)	10	35	30%	27	(16%)	32

Total	$688	(7%)	$740	$2,910	(3%)	$3,000	(4%)	$3,139

(a)
Numbers do not sum due to rounding

  Quarter ended March 29, 2015 versus quarter ended March 30, 2014

              Net operating revenues:    Net operating revenues for the first quarter ended March 29, 2015 declined by $72 million or 9% from the same period in 2014 with decreases primarily focused in advertising revenues. Included in each revenue stream are revenues generated by digital media. Digital revenues, such as online content, subscription fees and advertising on various digital platforms were $174 million in the first quarter of 2015 and $168 million in the same period in 2014. Digital revenues were up for the year in the U.S. as well as at Newsquest in the U.K.

              In March 2014, Classified Ventures, an entity in which Parent owned a noncontrolling interest, agreed to sell Apartments.com. This transaction closed on April 1, 2014. Prior to the sale, Parent was party to an affiliation agreement in which our newspapers earned advertising revenue of approximately $4 million in 2014, through the date of sale, for which there are no comparable revenues in 2015.

              In December 2014, we ceased operations at USA Weekend which contributed $11 million to net operating revenues for the first quarter ended March 30, 2014. Accordingly, the current quarter reflects lower revenues in principally advertising as discussed below.

              Our results at Newsquest are translated from the British pound to U.S. dollar at the average exchange rate. This average rate declined 8% in the first quarter of 2015 compared to the same quarter last year and unfavorably impacted first quarter 2015 revenues by approximately $10 million.

              Additional details of each of these revenue streams are described below.

              Advertising Revenue: Advertising revenues for the first quarter of 2015 decreased $55 million or 12% from the same period in 2014. The decrease reflects generally soft advertising demand due to ongoing pressures relating to general trends in the newspaper industry, including, among others, a shift from print to digital consumption with a reduced average rate, the absence of revenues associated with USA Weekend and Apartments.com as well as a year-over-year decline in the U.K. exchange rate. Digital advertising revenues which are included in the categories below were $105 million in the first quarter of 2015 and $99 million in the same period in 2014.

              The table below presents the percentage change in the first quarter of 2015 compared to the same period in 2014 for each of the major advertising and classified revenue categories as if the Apartments.com sale occurred at the beginning of 2014 and operations at USA Weekend, which generated $11 million of advertising revenue in the first quarter of 2014, had occurred at the beginning of 2014.

Advertising Revenue Period Over Period Comparisons
	U.S.	Newsquest (in pounds)	Total

Retail	(9%)	(1%)	(9%)
National	(22%)	(1%)	(21%)
Classified	(3%)	(6%)	(6%)

Total	(9%)	(4%)	(9%)

              Retail advertising revenues, as adjusted, were down $18 million or 9% in the first quarter of 2015. In the U.S., retail advertising decreased 9% which was unfavorably impacted by lower advertising demand and the harsh winter weather in the first quarter of 2015. In the U.K., retail advertising revenues declined 1% in local currency but showed a sequential improvement from the fourth quarter 2014 comparison.

              National advertising revenues, as adjusted, were down $14 million or 21% in the first quarter of 2015, primarily due to lower advertising sales for USCP, Newsquest and USA TODAY. The decline reflects generally soft advertising demand.

              The table below presents the percentage change in classified categories for the first quarter of 2015 compared to the same period in 2014 presented as if the Apartments.com sale occurred at the beginning of 2014.

Classified Revenue Period Over Period Comparisons
	U.S.	Newsquest (in pounds)	Total

Automotive	(3%)	(7%)	(5%)
Employment	(2%)	(5%)	(5%)
Real Estate	(1%)	(10%)	(8%)
Legal	(7%)	—%	(7%)
Other	(1%)	(5%)	(5%)

Total	(3%)	(6%)	(6%)

              Classified advertising revenues, as adjusted, declined 3% in the U.S. and 6% in the U.K. in British pounds in the first quarter of 2015. Total classified revenues declined 6% on a combined basis taking into consideration the impact of foreign currency rates at Newsquest and were lower principally because of general trends in the newspaper industry.

              Circulation Revenue: Total circulation revenues decreased by $8 million in the first quarter of 2015, or 3%, from the same period in 2014. These revenues were driven by a $27 million reduction in volume that was a result of general industry trends as well as prior year price increases. Price increases contributed positively to circulation revenues by $21 million in the first quarter of 2015, while foreign currency negatively affected circulation revenues by $2 million. Circulation revenues for our local domestic publishing business were relatively flat in the first quarter of 2015, reflecting the ongoing strength of our All Access Content Subscription Model as well as strategic home delivery price increases at our local domestic publishing sites. Circulation revenues at USA TODAY were 10% lower in the first quarter due to planned volume losses. In the U.K., circulation revenues in local currency were 4% lower than the same period of 2014 reflecting lower copy sales.

              Daily average print and digital, replica and non-replica circulation, excluding USA TODAY, declined 7%, while Sunday circulation declined 3%.

              Other Revenue: Commercial printing and other publishing revenues totaled $49 million and were down 14% in the first quarter of 2015, primarily reflecting the sale of a print business in the second quarter of 2014. Commercial printing revenues in the U.S. and U.K., combined, accounted for approximately 63% of total other revenues in the current period. Commercial delivery services also contribute to total other revenues.

              Operating Expenses: Operating expense decreased to $688 million in the first quarter of 2015 from $740 million in the same period in 2014 due to continued cost reductions and efficiency efforts as well as lower print volumes.

              Overall cost of sales decreased $35 million, or 7%, from the first quarter of 2014. Included in cost of sales in the first quarter of 2015 were payroll and employee benefits expenses of approximately $175 million, compared with approximately $192 million in the first quarter of 2014, or a 9% decrease. Resource optimization efforts to improve the overall cost structure while driving greater efficiencies drove the decrease from 2014. Also included in cost of sales in 2015 were newsprint costs of approximately $47 million compared with approximately $61 million in 2014, or a 23% decrease from 2014. The decrease represents lower prices for newsprint as well as lower volume and the absence of

USA Weekend. The remaining decrease in cost of sales reflects the overall decline in circulation volumes and other revenues, partial offset by an increase in costs related to the new Cars.com affiliate agreement.

              Total selling, general and administrative costs decreased by $10 million year over year. Included in sales, general and administrative expenses were payroll and employee benefit costs of approximately $126 million compared with approximately $135 million, or a 7% decrease from the first quarter of 2014. Other costs decreased by approximately $1 million primarily reflecting volume declines.

              Depreciation charges remained flat from the first quarter of 2014. We continue to invest in projects that expand our digital offerings which offsets the effect of older assets that have become fully depreciated. Amortization expense remained relatively flat year over year.

              Our space consolidation initiative continued in 2015, resulting in sales of older, underutilized buildings, relocating to more efficient, flexible, digitally-oriented office space, reconfiguring spaces to take advantage of leasing and subleasing opportunities, and combining operations where possible. As a result, we recognized facility consolidation charges during all periods presented. These charges are more fully discussed in Note 2 to the Interim Condensed Combined Financial Statements.

Non-operating income and expense

              Equity earnings: This income statement category reflects results from unconsolidated investments in which we hold noncontrolling interests, representing our equity share of operating results from our publishing partnerships, including the Tucson joint operating agency, the California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership, as well as from our investment in Homefinder.com.

              Our net equity income in unconsolidated investees for the first quarter of 2015 was $6 million, an increase of $2 million from 2014. This increase reflects higher earnings from California Newspapers Partnership compared with the prior year.

Provision for income taxes

              As described in our basis of reporting section above, our operations are included in Parent's state and federal income tax returns. For purposes of these Combined Financial Statements, we have computed our income taxes as if we were filing separate returns. Current income taxes payable are settled with Parent through "Parent's investment, net."

              Our reported effective income tax rate on pre-tax income was 4.1% for the first quarter of 2015, compared to 22.6% for the first quarter of 2014. The tax rate for the first quarter of 2015 was lower than the comparable rate in 2014 due to a one-time tax benefit from a change in accounting method filed with the IRS to amortize previously non-deductible intangible assets.

              Further information concerning income tax matters is contained in Note 6 of the Interim Condensed Combined Financial Statements.

  Fiscal 2014 versus Fiscal 2013

              Net operating revenues: Net operating revenues declined by $153 million or 5% from 2013 with decreases primarily focused in advertising and other revenues. Included in each revenue stream are revenues generated by print media and from digital media. Digital revenues, such as online content subscription fees and advertising on various digital platforms were $704 million in 2014 and $676 million in 2013. Digital revenues increased in the U.S. as well as at Newsquest in the U.K. Revenues benefited from our continued focus on digital marketing services and all of our digital advertising platforms. Domestic digital revenues were up 2% while digital revenues at Newsquest increased 21% in local currency. Additional details of each of these revenue streams are described below.

              Advertising Revenue: Advertising revenues for 2014 decreased $131 million or 7% from 2013. The decrease reflects generally soft advertising demand due to ongoing pressures relating to general industry trends, including, among others, a shift from print to digital consumption with a reduced average rate. Digital advertising revenues which are included in the categories below were $359 million in 2014 and $332 million in 2013.

              In March 2014, Classified Ventures, an entity in which Parent owned a noncontrolling interest, agreed to sell Apartments.com. This transaction closed on April 1, 2014. Prior to the sale, Parent was party to an affiliation agreement in which our newspapers earned advertising revenue of approximately $4 million in 2014, through the date of sale, and approximately $15 million in 2013.

              The table below presents the percentage change in 2014 compared to 2013 for each of the major advertising and classified revenue categories as if the Apartments.com sale occurred at the beginning of 2013.

Advertising Revenue Year Over Year Comparisons
	U.S.	Newsquest (in pounds)	Total

Retail	(7%)	(2%)	(6%)
National	(16%)	(4%)	(14%)
Classified	(4%)	(3%)	(2%)

Total	(8%)	(3%)	(6%)

              Retail advertising revenues were down $56 million or 6% in 2014. The total decline in retail advertising revenue was 7% on a constant currency basis. Revenues were down in all major categories in the U.S. Retail advertising revenues, in local currency, were down 2% in the U.K.

              National advertising revenues were down $48 million or 14% in 2014, primarily due to lower advertising sales within entertainment, technology and telecommunications categories.

              The table below presents the percentage change in classified categories for 2014 compared to 2013 as if the Apartments.com sale occurred at the beginning of 2013.

Classified Revenue Year Over Year Comparisons
	U.S.	Newsquest (in pounds)	Total

Automotive	(2%)	(6%)	(2%)
Employment	(3%)	7%	1%
Real Estate	(4%)	(9%)	(4%)
Legal	(4%)	—%	(4%)
Other	(8%)	(6%)	(6%)

Total	(4%)	(3%)	(2%)

              Classified advertising revenues declined 4% in the U.S. and 3% in the U.K. Domestically, automotive advertising was down 2% for the year while employment declined 3%. In the U.K., while most classified advertising categories were lower, employment advertising improved 7% in local currency, reflecting the recovery in the U.K. economy.

              Circulation Revenue: Total circulation revenues in 2014 decreased by $7 million, or 1%, from 2013. These revenues were driven by a $131 million reduction in volume that was a result of general industry trends as well as unfavorable comparisons related to prior year price increases. Price increases contributed positively to circulation revenues by $117 million in the current year with foreign currency also positively affecting circulation revenues by $6 million. Circulation revenues decreased 1% in 2014 at USCP reflecting an increase in home delivery revenue offset by a decrease in single copy revenue. Home delivery revenue was boosted by the pricing impact of placing the USA TODAY local editions in 35 of our local domestic publishing units and the strength of our All Access Content Subscription Model, adding engaging content which allowed us to deploy strategic pricing initiatives. This pricing impact resulted in revenue increases of approximately $75 million offset by declines in circulation volumes at USCP of $81 million. Circulation revenues were 1% lower in local currency in the U.K., due to declines in print circulation volumes of $13 million, partially offset by cover price increases of $12 million, implemented in 2013. Circulation revenues were 4% lower at USA TODAY.

              Local publishing circulation volume is summarized in the table below. Daily average print and digital, replica and non-replica circulation, excluding USA TODAY, declined 9%, while Sunday circulation declined 3%.

Total average circulation volume, print and digital, replica and non-replica in thousands
	2014	Change	2013

Local Publications
Morning	2,715	(8%)	2,967
Evening	145	(10%)	161

Total daily	2,860	(9%)	3,128

Sunday	4,569	(3%)	4,729

              Other Revenue: Commercial printing and other publishing revenues were down 6% in 2014 and totaled $222 million, reflecting the sale of a print business in the second quarter of 2014 and declines in commercial printing volumes which is consistent with industry trends. Commercial printing revenues in the U.S. and U.K., combined, accounted for approximately 62% of total other revenues. Commercial delivery services also contribute to total other revenues.

              Operating Expenses: Publishing operating expense decreased to $2.9 billion in 2014 from $3.0 billion in 2013 due to continued cost reductions and efficiency efforts as well as lower print volumes.

              The two principal components of our operating expense are payroll and employee benefits and newsprint. Amounts as a percentage of our total operating expenses for 2014 and 2013 are presented in the table below:

	2014	2013

Payroll and employee benefits	43.6%	45.0%
Newsprint	7.9%	8.4%

              Overall cost of sales decreased $92 million, or 4%, from 2013. Included in cost of sales in 2014 were payroll and employee benefits expenses of approximately $744 million, compared with approximately $800 million in 2013, or a 7% decrease from 2013. Resource optimization efforts to improve the overall cost structure while driving greater efficiencies drove the decrease from 2013 with decreases in pension and other postretirement benefit costs for our current and former production employees also contributing. Also included in cost of sales in 2014 were newsprint costs of approximately $230 million compared with approximately $251 million in 2013, or a 9% decrease from 2013. The decrease represents lower prices for newsprint as well as lower volume. The remaining decrease in cost of sales reflects the overall decline in circulation volumes and other revenues.

              Total selling, general and administrative costs decreased by $8 million year over year. Included in sales, general and administrative expenses were payroll and employee benefit costs of approximately $526 million compared with approximately $551 million in 2013, or a 5% decrease from 2013. Also contributing was a reduction in corporate allocations from 2013 to 2014. Corporate allocations totaled $80 million in 2014 and $96 million in 2013. These net costs, while incurred by Parent, have been allocated to us in all periods. See Note 13 of the Annual Combined Financial Statements for further details related to Parent corporate allocations. Offsetting these decreases were higher costs in the period relating to special charges for transformation costs and workforce restructuring.

              Depreciation charges increased by approximately $1 million, or 1%, from 2013 primarily reflecting the impact of foreign currency on depreciation expense recorded at Newsquest. Amortization expense remained relatively flat year over year.

              Our space consolidation initiative continued in 2014, resulting in sales of older, underutilized buildings, relocating to more efficient, flexible, digitally-oriented office space, reconfiguring spaces to take advantage of leasing and subleasing opportunities, and combining operations where possible. As a result, we recognized facility consolidation charges during all periods presented. Separately, we also recognized non-cash impairment charges for certain intangible assets and other non-operating items. These charges are more fully discussed in Note 3 to the Annual Combined Financial Statements.

Non-operating income and expense

              Equity earnings: This income statement category reflects results from unconsolidated investments in which we hold noncontrolling interests, representing our equity share of operating results from our publishing partnerships, including the Tucson joint operating agency, the California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership, as well as from our investment in Homefinder.com.

              Our net equity income in unconsolidated investees for 2014 was $16 million, a decrease of $7 million from 2013. This decrease reflects lower earnings from California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership compared with the prior year.

Provision for income taxes

              As described in our basis of reporting section above, our operations are included in Parent's state and federal income tax returns. For purposes of these Combined Financial Statements, we have computed our income taxes as if we were filing separate returns. Current income taxes payable are settled with Parent through "Parent's investment, net."

              The effective tax rate on pre-tax income was 24.3% compared with 20.6% in 2013. The higher effective tax rate for 2014 compared to 2013 is primarily due to a decrease in the release of certain tax reserves in 2014 as compared to 2013 which we deemed no longer necessary due to statute of limitations expirations.

              Further information concerning income tax matters is contained in Note 9 of the Annual Combined Financial Statements.

  Fiscal 2013 versus Fiscal 2012:

              Net operating revenues: Net operating revenues declined by $145million or 4% from 2012 with decreases in advertising and other revenue slightly offset by an increase in circulation revenues. Comparisons between 2013 and 2012 were affected by a 52-week year in 2013 compared to a 53-week year in 2012. The additional week accounted for approximately 2% higher revenues in 2012. Additional details of each of these revenue streams are described below.

              Advertising Revenue: Advertising revenues for 2013 decreased $153 million or 7% from 2012. The decrease reflects soft advertising demand due to pressures relating to general industry trends, the slow pace of the economic recovery, and the extra week in 2012. Digital advertising revenues which are included in the categories below were $332million in 2013 and $311million in 2012. Advertising revenues were lower in 2013 relative to 2012 in both the U.S. and the U.K.

              The table below presents the percentage change for the retail, national, and classified categories for 2013 compared to 2012:

Advertising Revenue Year Over Year Comparisons
	U.S.	Newsquest (in pounds)	Total

Retail	(8%)	(4%)	(8%)
National	(5%)	(16%)	(6%)
Classified	(6%)	(8%)	(7%)

Total	(7%)	(8%)	(7%)

              Retail advertising revenues were down $79 million or 8% in 2013. Revenues were down in all major categories in both the U.S. and the U.K.

              National advertising revenues were down $23 million or 6% in 2013, with decreases in certain categories such as government and home and building being offset by increases in other categories such as retail and automotive.

              The table below presents the percentage change in classified categories for 2013 compared to 2012:

Classified Revenue Year Over Year Comparisons
	U.S.	Newsquest (in pounds)	Total

Automotive	(2%)	(10%)	(3%)
Employment	(8%)	(4%)	(8%)
Real Estate	(5%)	(9%)	(7%)
Legal	(12%)	—%	(12%)
Other	(7%)	(10%)	(8%)

Total	(6%)	(8%)	(7%)

              Classified advertising revenues declined $52 million or 7% in 2013 with a decline of 6% in the U.S. and 8% in the U.K. on a constant currency basis. Domestically, automotive advertising was down 2% for the year while employment declined 8%. Real estate continued to reflect the housing issues nationwide and was down 5% for the year. Classified advertising results in the U.K. lagged results in the U.S. due to a slower economic recovery there, with automotive declining 10% in local currency and real estate declining 9% in local currency.

              Circulation Revenue: Total circulation revenues in 2013 increased by $14 million or 1% over 2012, reflecting the second consecutive annual company-wide circulation revenue increase. Circulation revenues were up as a result of the implementation of the All Access Content Subscription Model in mid-2012 which allows readers to access content across multiple platforms. Circulation revenues increased 3% in 2013 at USCP. Circulation revenue in the U.K. was up 3% compared to 2012 in local currency reflecting increases in cover prices. Together, these pricing initiatives resulted in increases of $162 million. Circulation revenues were 9% lower at USA TODAY.

              Local publishing circulation volume is summarized in the table below. Revenue comparisons reflect generally lower circulation volumes representing $115 million which were more than offset by price increases representing $146 million. Daily average print and digital, replica and non-replica circulation, excluding USA TODAY, declined 8%, while Sunday circulation declined 5%.

Total average circulation volume, print and digital, replica and non-replica in thousands
	2013	Change	2012

Local Publications
Morning	2,967	(8%)	3,240
Evening	161	(9%)	177

Total daily	3,128	(8%)	3,417

Sunday	4,729	(5%)	5,003

              Other Revenue: Commercial printing and other publishing revenues were down 2% in 2013 and totaled $236 million. Declines in other publishing revenues were partially offset by an increase in commercial print revenues. Commercial printing revenues in the U.S. and U.K., combined, accounted for approximately 63% of total other revenues with increases in the U.S. being partially offset by slightly lower commercial printing revenues in the U.K. Commercial delivery services also contribute to total other revenues.

              Operating Expenses: Publishing operating expense decreased to $3.0 billion in 2013 from $3.1 billion in 2012 due to continued cost efficiency efforts and the effect of one additional week in fiscal 2012.

              The two principal components of our operating expense are payroll and employee benefits and newsprint. Amounts as a percentage of our total operating expenses for 2013 and 2012 are presented in the table below:

	2013	2012

Payroll and employee benefits	45.0%	45.2%
Newsprint	8.4%	9.3%

              Overall cost of sales decreased $76 million, or 4%, from 2012. Included in cost of sales in 2013 were payroll and employee benefits expenses of approximately $800 million compared with approximately $839 million in 2012, or a 5% decrease from 2012. Resource optimization efforts to align the overall cost structure drove the decrease from 2012. Also included in cost of sales in 2013 were newsprint costs of approximately $251 million compared with approximately $291 million in 2012, or a 14% decrease from 2012 reflecting lower circulation volume.

              Total selling, general and administrative costs decreased by $50 million, or 6%, from 2012. The relative decrease in sales, general and administrative costs to cost of sales reflects our ongoing cost efficiency efforts and a greater focus on non-production areas of the business. Included in sales, general and administrative expenses were payroll and employee benefit costs of approximately $551 million compared with approximately $574 million in 2012, or a 4% decrease from 2012. Also contributing to the overall decline was a general reduction in spending across departments as part of the cost efficiency efforts.

              Depreciation charges decreased by approximately $8 million, or 8%, from 2012 as we continue to consolidate facilities to achieve efficiencies and reduce operating costs. Also contributing was the effect of certain older assets that were fully depreciated during the year. Amortization expense was relatively flat year over year.

              Launched in 2012, our space consolidation initiative continued which has resulted in selling older, underutilized buildings, relocating to more efficient, flexible, digitally-oriented office space, reconfiguring spaces to take advantage of leasing and subleasing opportunities, and combining operations where possible. As a result, we recognized facility consolidation charges during all periods presented. Separately, we also recognized non-cash impairment charges for certain intangible assets and other non-operating items. These charges are more fully discussed in Note 3 to the Annual Combined Financial Statements.

Non-operating income and expense

              Equity earnings: This income statement category reflects results from unconsolidated investments in which we hold noncontrolling interests, representing our equity share of operating results from our publishing partnerships, including the Tucson joint operating agency, the California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership, as well as from our investment in Homefinder.com.

              Our net equity income in unconsolidated investees for 2013 was $23 million, an increase of $11 million over 2012. This increase reflects better results at the California Newspapers Partnership, as well as the impact of impairment charges that were recorded in 2012 totaling $3 million compared with 2013 when no such charges were recognized.

  Provision for income taxes

              As described in our basis of reporting section above, our operations are included in Parent's state and federal income tax returns. For purposes of the Combined Financial Statements, we have computed our income taxes as if we were filing separate returns. Current income taxes payable are settled with Parent through "Parent's investment, net."

              The effective tax rate on pre-tax income was 20.6% compared with 19.6% in 2012. The higher effective tax rate for 2013 compared to 2012 is due to an increase in valuation allowances recorded against certain deferred tax assets during 2013 partially offset by an increase in the release of certain tax reserves as compared to 2012 which we deemed no longer necessary due to statute of limitations expirations.

              Further information concerning income tax matters is contained in Note 9 of the Annual Combined Financial Statements.

Operating results non-GAAP information

              Presentation of non-GAAP information: We use non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures, and should be read in conjunction with financial information presented on a GAAP basis.

              We discuss in this report non-GAAP financial performance measures that exclude from our reported GAAP results the impact of special items consisting of:

  •
  Workforce restructuring charges;

  •
  Transformation costs;

  •
  Non-cash asset impairment charges;

  •
  Other non-operating item charges; and

  •
  Special tax benefits and charges.

              We believe that such expenses, charges and credits are not indicative of normal, ongoing operations and their inclusion in results makes financial comparisons between years and with peer group companies performance more difficult. Workforce restructuring and transformation expenses primarily relate to incremental expenses we have incurred to consolidate or outsource production processes and centralize other functions. Workforce restructuring expenses include payroll and related benefit costs as well as charges related to our partial withdrawal from certain multi-employer pension plans. Transformation costs primarily include incremental expenses associated with optimizing our real estate portfolio. Asset impairment charges reflect non-cash charges to reduce the book value of certain intangible assets and equity-method investments to their respective fair value, as our projections for the business underlying the related asset had declined and/or changes to other valuation assumptions changed.

              We discuss Adjusted EBITDA, a non-GAAP financial performance measure that we believe offers a useful view of our overall business operations. Adjusted EBITDA is defined as net income before (1) income taxes, (2) equity income, (3) other non-operating items (which includes interest income and interest expense, among other items), (4) workforce restructuring, (5) transformation costs, (6) asset impairment charges, (7) depreciation and (8) amortization. When Adjusted EBITDA is discussed in reference to performance, the most directly comparable GAAP financial measure is Net income.

              We use non-GAAP financial performance measures for purposes of evaluating our performance. Therefore, we believe that each of the non-GAAP measures presented provides useful information to investors by allowing them to view our businesses through the eyes of our management and Parent's Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of our businesses. Many of our peer group companies present similar non-GAAP measures to better facilitate industry comparisons.

              Discussion of special charges and credits affecting reported results: We recorded workforce restructuring related costs totaling $12 million ($8 million after-tax) in the first quarter of 2015 and $3 million ($2 million after-tax) in the first quarter of 2014. For the annual periods presented, we recorded workforce restructuring related costs totaling $34 million ($22 million after-tax) in 2014, $41 million ($26 million after-tax) in 2013 and $47 million ($29 million after-tax) in 2012. These charges were taken in connection with workforce reductions related to facility consolidation and outsourcing efforts and as part of a general program to fundamentally change our cost structure.

              Company-wide transformation plans led us to recognize charges in all interim and annual periods presented associated with revising the useful lives of certain assets over a shortened period, as well as shutdown costs and charges to reduce the carrying value of assets held for sale to fair value less costs to sell. Total charges for these matters were $2 million ($1 million after-tax) in the first quarter of 2015 and $10 million ($5 million after-tax) in the first quarter of 2014. For the annual periods presented, we recorded $61 million ($39 million after-tax) in 2014, $24 million ($15 million after-tax) in 2013 and $32 million ($20 million after-tax) in 2012.

              We performed impairment tests on certain assets including intangible assets and investments accounted for under the equity method that resulted in the recognition of impairment charges as well as recognizing accelerated depreciation on certain assets to be disposed of. These non-cash charges are detailed in Note 2 to the Interim Condensed Combined Financial Statements and Note 3 to the Annual Combined Financial Statements.

              Other non-operating items in the annual period ended December 29, 2013 included a currency loss related to the weakening of the British pound associated with the downgrade of the U.K. sovereign credit rating. There were no non-operating charges in any other period presented.

Combined results

              The following is a discussion of our as adjusted non-GAAP financial results. All as adjusted (non-GAAP basis) measures are labeled as such or "adjusted."

              Adjustments to remove special items from GAAP operating expenses were as follows:

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Operating expense (GAAP basis)	$688	(7%)	$740	$2,910	(3%)	$3,000	(4%)	$3,139
Remove special items:
Workforce restructuring	(12)	***	(3)	(34)	(17%)	(41)	(13%)	(47)
Transformation costs	(2)	(84%)	(10)	(61)	***	(24)	(25%)	(32)
Asset impairment charges	—	***	—	(4)	***	(2)	***	—

As adjusted (non-GAAP basis)	$674	(7%)	$727	$2,811	(4%)	$2,933	(4%)	$3,060

              Adjusted operating expenses decreased by 7% from the quarter ended March 30, 2014 to the quarter ended March 29, 2015 to $674 million due to lower circulation volumes combined with continued efficiency efforts company-wide and the absence of USA Weekend, partially offset by approximately $6 million of higher costs related to the new Cars.com affiliate agreement.

              Adjusted operating expenses decreased by 4% in 2014 from 2013 to $2.8 billion due to lower circulation volumes combined with continued efficiency efforts company-wide and lower newsprint expense.

              Adjusted operating expenses decreased by 4% in 2013 from 2012 to $2.9 billion due to lower circulation volumes, continued efficiency efforts company-wide and the effect of one fewer week in fiscal 2013.

              Adjustments to remove special items from GAAP operating income as follows:

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Operating income (GAAP basis)	$30	(39%)	$49	$262	(19%)	$325	(2%)	$331
Remove special items:
Workforce restructuring	12	***	3	34	(17%)	41	(13%)	47
Transformation costs	2	(84%)	10	61	***	24	(25%)	32
Asset impairment charges	—	***	—	4	***	2	***	—

As adjusted (non-GAAP basis)	$44	(30%)	$62	$361	(8%)	$392	(4%)	$410

              Adjusted operating income decreased 30% in the first quarter of 2015 compared to the same period in 2014 to $44 million. The decrease reflects lower revenues and higher costs related to the new Cars.com affiliate agreement, partially offset by lower circulation volume-driven expense declines as well as cost control and efficiency efforts.

              Adjusted operating income decreased 8% in 2014 from 2013 to $361 million. The decrease reflects lower revenues partially offset by lower circulation volume-driven expense declines as well as cost control and efficiency efforts and the positive impact of the All Access Content Subscription Model and the addition of USA TODAY local editions at 35 of our USCP operations.

              Adjusted operating income was $392 million for 2013, a decrease of 4% compared to the same period in 2012. The decrease primarily reflects lower revenues driven by the decline in advertising revenues which was partially offset by higher circulation revenues. We also recorded lower volume-driven expenses such as newsprint costs which was partially offset by higher pension expense and a 53-week year in 2012.

              Adjustments to remove special items from GAAP non-operating income which consist of equity income or loss, interest income and interest expense and other non-operating items follow:

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Total non-operating income (GAAP basis)	$5	11%	$4	$16	(24%)	$21	62%	$13
Remove special items:
Transformation costs	—	***	—	—	***	3	***	—
Asset impairment and investment charges	—	***	—	—	***	—	***	3
Other non-operating items	—	***	—	—	***	2	***	—

As adjusted (non-GAAP basis)	$5	11%	$4	$16	(38%)	$26	63%	$16

(a)
Numbers do not sum due to rounding

              Adjusted non-operating income was relatively flat year over year from the first quarter of 2014 to the first quarter of 2015. This reflects higher earnings from our equity method investments compared with the prior year offset by other non-operating items.

              Adjusted non-operating income decreased 38% in 2014 from 2013 to $16 million. This reflects lower earnings from our equity method investments compared with the prior year.

              Adjusted non-operating income increased $10 million in 2013, an increase of 63% compared to the same period in 2012. The increase reflects better results at the California Newspapers Partnership which is reported as an equity method investment.

              A summary of the impact of special items on our effective tax rate follows:

In millions of dollars	Quarter ended		Fiscal year ended

	Mar. 29, 2015	Mar. 30, 2014	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012

Provision for income taxes as reported (GAAP basis)	$1	$12	$68	$71	$68
Remove special items:
Workforce restructuring	4	1	12	15	18
Transformation costs	1	4	23	9	12
Asset impairment and investment charges	—	—	2	1	1
Other non-operating items	—	—	—	1	—
Special tax benefits	—	—	4	21	6

As adjusted (non-GAAP basis)	$6	$17	$109	$118	$105

As adjusted effective tax rate (non-GAAP basis)	12.8%	26.2%	28.9%	28.2%	24.6%

              The adjusted effective tax rate in the first quarter of 2015 was 12.8% compared to the 26.2% adjusted effective tax rate for the comparable period last year. The tax rate for the first quarter in 2015 was lower due to a one-time tax benefit from a change in accounting method filed with the IRS to amortize previously non-deductible intangible assets.

              The adjusted effective tax rate in 2014 was 28.9% compared to 28.2% in 2013. The higher rate for 2014 reflects lower reserve releases due to audit settlements and the lapse of certain statutes of limitations in 2014 when compared with 2013.

              The adjusted effective tax rate in 2013 was 28.2% compared to 24.6% in 2012. The higher rate for 2013 reflects increases in the valuation allowance for deferred tax assets.

              Adjustments to remove special items from GAAP net income follow:

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Net income (GAAP basis)	$33	(19%)	$41	$211	(23%)	$274	(1%)	$277
Remove special items (net of tax):
Workforce restructuring	8	***	2	22	(15%)	26	(10%)	29
Transformation costs	1	(82%)	5	39	***	15	(25%)	20
Asset impairment and investment charges	—	***	—	2	—%	2	—%	2
Other non-operating items	—	***	—	—	***	4	***	—
Special tax benefits	—	***	—	(4)	(81%)	(21)	***	(6)

As adjusted (non-GAAP basis)	$42	(14%)	$48	$270	(10%)	$300	(7%)	$322

              Adjusted net income decreased 14% from first quarter of 2014 to first quarter of 2015 and decreased 10% in 2014 and 7% in 2013 as a result of lower adjusted (non-GAAP basis) operating income and, other than the first quarter of 2015, a higher adjusted effective tax rate (non-GAAP basis) in each successive period.

              Reconciliations of Adjusted EBITDA to net income presented in accordance with GAAP on our Combined Statements of Income are presented below:

In millions of dollars	Quarter ended			Fiscal year ended

	Mar. 29, 2015	Change	Mar. 30, 2014	Dec. 28, 2014	Change	Dec. 29, 2013	Change	Dec. 30, 2012

Net income (GAAP basis)	$33	(19%)	$41	$211	(23%)	$274	(1%)	$277
Provision for income taxes	1	(88%)	12	68	(4%)	71	4%	68
Equity income in unconsolidated investees, net	(6)	(51%)	(4)	(16)	(30%)	(23)	***	(11)
Other non-operating items	1	***	—	—	***	2	***	(2)

Operating income (GAAP basis)(a)	$30	(39%)	$49	$262	(19%)	$325	(2%)	$331
Remove special items:
Workforce restructuring	12	***	3	34	(17%)	41	(13%)	47
Transformation costs	2	(84%)	10	61	***	24	(25%)	32
Asset impairment charges	—	***	—	4	***	2	***	—

Adjusted operating income (non-GAAP basis)	44	(30%)	62	361	(8%)	392	(4%)	410
Depreciation	24	—%	24	97	1%	96	(8%)	104
Amortization of intangible assets	3	(3%)	4	14	—%	14	—%	14

Adjusted EBITDA (non-GAAP basis)	$71	(21%)	$90	$472	(6%)	$502	(5%)	$528

(a)
Numbers may not sum due to rounding

              Adjusted EBITDA decreased 21% from first quarter of 2014 to the first quarter of 2015, decreased 6% from 2013 to 2014 and decreased 5% from 2012 to 2013 as a result of lower successive adjusted (non-GAAP basis) operating income in each period.

Liquidity and capital resources

Summary of combined statements of cash flows	Quarter ended		Fiscal year ended

In millions of dollars	Mar. 29, 2015	Mar. 30, 2014	Dec. 28, 2014	Dec. 29, 2013(a)	Dec. 30, 2012(a)

Net cash flow from operating activities	$78	$67	$346	$255	$328
Net cash from (used for) investing activities	$5	$7	$(32)	$(8)	$(6)
Net cash used for financing activities	$(81)	$(73)	$(321)	$(302)	$(296)
Effect of currency exchange rate change	$—	$—	$—	$—	$2
Net increase/(decrease) in cash	$2	$1	$(7)	$(56)	$27

(a)
Numbers do not sum due to rounding.

  Quarter ended March 29, 2015 versus quarter ended March 30, 2014

              Cash flow generated by operating activities is our primary source of liquidity. Net cash flow from operating activities was $78 million in the first quarter of 2015, versus $67 million in the first quarter of 2014. This increase is primarily the result of pension and other postretirement contributions in the first quarter of 2014 which exceeded pension and other postretirement contributions in the first quarter of 2015 by approximately $11 million. Also contributing to the increase is additional cash generated in the first quarter of 2015 by changes in working capital. On the Condensed Combined Statements of Cash Flow, change in other assets and liabilities, net increased $16 million compared to 2014. This increase was driven by the timing of payments on inventory purchases and collections of trade receivables. The increase is partially offset by payments made in the first quarter of 2015 related to the shutdown of one of our publishing businesses late in 2014.

              Net cash from investing activities totaled $5 million in the first quarter of 2015, compared with $7 million in the first quarter of 2014. Cash from investing activities are driven by proceeds on investments as well as proceeds on sales of assets. This change from 2014 reflects decreased proceeds from the sale of assets in the first quarter of 2015, offset by decreased capital spending in the first quarter of 2015.

              Net cash used for financing activities totaled $81 million in the first quarter of 2015, compared with $73 million in the first quarter of 2014. Cash used for financing activities is primarily due to transactions with Parent with nominal impact from cash outflows relating to contingent consideration arrangements. Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, we provide funds to Parent and vice versa. Accordingly, the net cash flow between us and Parent is presented as a financing activity.

  Fiscal 2014 versus Fiscal 2013 and Fiscal 2013 versus Fiscal 2012

              Cash flow generated by operating activities is our primary source of liquidity. Net cash flow from operating activities was $346 million in 2014, versus $255 million in 2013. This increase is primarily the result of pension contributions in 2013 which exceeded pension contributions in 2014 by approximately $25 million and additional cash generated in 2014 by changes in working capital. Late in 2014, we exited one of our publishing businesses and incurred shutdown costs associated with future contractual obligations. These costs were accrued on our balance sheet at the end of 2014 and increased our accounts payable and other noncurrent liabilities as they will be paid in 2015 and beyond. On the Combined Statement of Cash Flows, these costs were sources of cash in both the accounts payable and other assets and liabilities line items. Declining revenues resulted in lower trade receivable balances. Cash collections outpaced revenues recorded during the period resulting in net inflow from trade receivables. The change in the net outflow relating to taxes payable is a result of the increase in current tax expense over the prior year due to the reversal of certain unrecognized tax benefits in the prior year. The reversal of certain unrecognized tax benefits is described in Note 9 of the Annual Combined Financial Statements.

              Net cash flow from operating activities in 2012 was $328 million, or $73 million higher than in 2013, primarily reflecting higher revenues and collections from customers due to a 53-week year in 2012 compared with a 52-week year in 2013 and other cash outflows generated by the timing of changes in working capital in 2013 compared with cash inflows generated by such items in 2012. The change in the accrued expenses line item on the statement of cash flows was primarily due to additional uses of cash in 2013 for severance payments. The change in accounts payable is primarily due to the timing of when payments were made for purchases.

              Net cash used for investing activities totaled $32 million in 2014 compared with $8 million in 2013. This reflects increased capital spending in 2014 for digital development and platform expansion as well as nearly $27 million on real estate optimization efforts. Net cash used for investing activities in 2012 was $6 million in 2012.

              Net cash used in financing activities totaled $321 million in 2014, $302 million in 2013 and $296 million in 2012. Cash used in financing activities is primarily due to transactions with Parent with nominal impact from cash outflows relating to contingent consideration arrangements. Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, we provide funds to Parent and vice versa. Accordingly, the net cash flow between us and Parent is presented as a financing activity.

  Additional Information

              Prior to the separation, we had access to Parent's program of maintaining bank revolving credit availability as a component of our liquidity. Concurrent with the separation, we expect to enter into a $500 million revolving credit facility (New Revolver) and be capitalized with cash and cash equivalents in the amount reflected on the SpinCo pro forma balance sheet, less any reduction in captive insurance reserves as a result of payment of claims therefrom after March 29, 2015. Our operations have historically generated strong positive cash flow which, along with our New Revolver and the Parent contribution, are expected to provide more than adequate liquidity to meet our requirements, including those for investments, strategic acquisitions, expected dividends and expected share repurchases.

              Subsequent to the separation, we plan to commence a share repurchase program where we expect to be authorized to repurchase shares with an aggregate value of up to $150 million over a three-year period. It is expected that this program will allow for shares to be repurchased at management's discretion, either in the open market or in privately negotiated block transactions. Management's decision to repurchase shares will depend on share price and other corporate liquidity requirements. It is expected that share repurchases will occur from time to time over the three years and there is not expected to be any maximum repurchase price for such shares. The approval of such a program as well as the details thereof will be at the discretion of our board of directors and, consistent with our expected dividend policy, will be dependent upon factors deemed relevant by the board of directors. Refer to the "Dividend Policy" section of this information statement for additional details of such factors.

Contractual obligations and commitments

              The following table summarizes the expected cash outflows resulting from financial contracts and commitments as of the end of 2014. There have been no material changes subsequent to Dec. 28, 2014.

	Payments due by period
In millions of dollars	Total	2015	2016-17	2018-19	Thereafter

Operating leases(a)(d)	$215	$38	$61	$41	$74
Purchase obligations(b)(d)	56	43	13	1	—
Other noncurrent liabilities(c)	199	45	37	36	81

Total	$470	$126	$111	$78	$155

(a)
See Note 11 to the Annual Combined Financial Statements.
(b)
Includes purchase obligations related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which we are liable for under purchase orders outstanding at December 28, 2014, are reflected in the combined balance sheets as accounts payable and accrued liabilities and are excluded from the table above.

(c)
Other noncurrent liabilities consist of both unfunded and underfunded postretirement benefit plans. Unfunded plans include the Gannett Supplemental Executive Retirement Plan and the Gannett Retiree Welfare Plan. Employer contributions, which equal the expected benefit payments, are reflected in the table above over the next ten-year period. Underfunded plans include the Gannett Retirement Plan, the Newsquest Pension Scheme, and the Detroit Free Press, Inc. Newspaper Guild of Detroit Pension Plan. Expected employer contributions for these plans are included for the following fiscal year. Contributions beyond the next fiscal year are excluded due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels as well as the amount and timing of invested asset return.
(d)
Amounts do not sum due to rounding.

              Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at December 28, 2014, we are unable to make reasonably reliable estimates of the period of cash settlement. Therefore, $11 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 9 to the Annual Combined Financial Statements for a further discussion of income taxes. Pursuant to the tax matters agreement between Parent and us, we will be indemnified by Parent for certain income tax liabilities, including the unrecognized tax benefits described above. This Parent indemnification is reflected as a non-current receivable on our unaudited pro forma combined balance sheet but is not reflected in our combined balance sheets as of any period presented.

              For the quarter ended March 29, 2015, we contributed $2.9 million (£1.9 million) to the Newsquest Pension Scheme in the U.K. (Newsquest Plan). Our Parent contributed $12.0 million to the GRP in the second quarter of 2015, of which we will be allocated $11.2 million, and we expect to contribute £6.3 million to the Newsquest Plan throughout the remainder of 2015. Contributions made during 2015 as of March 29, 2015 are discussed in Note 4 to the Interim Condensed Combined Financial Statements.

              Prior to the separation, Parent will make a $100 million contribution to the GRP which will reduce our share of the liability. Subsequent to the separation, we expect to make additional contributions of $25 million in each of the next five fiscal years ending in 2020 and $15 million in 2021. None of these additional contributions have been included in the table above.

              Parent also has certain transitional compensation plans for certain of our employees. These plans provide for severance and continued life and medical insurance coverage if a termination without "cause" occurs following certain events such as a change in control or the proposed spin-off. No amounts have been included above for these plans.

              In 2014, we exited one of our publishing businesses and incurred $21.0 million of shutdown costs associated with future contractual promotional payments. These costs are accrued on our annual combined balance sheets at the end of 2014 and will be primarily paid in 2015. As of March 29, 2015 there are $6.7 million accrued on our interim condensed combined balance sheets. The amounts accrued at the end of 2014 have been excluded from the contractual obligations above.

Effects of inflation and changing prices and other matters

              Our results of operations and financial condition have not been significantly affected by inflation. The effects of inflation and changing prices on our property, plant and equipment and related depreciation expense have been reduced as a result of an ongoing capital expenditure program and the availability of replacement assets with improved technology and efficiency.

              We are exposed to foreign exchange rate risk due to our ownership of Newsquest, which uses the British pound as its functional currency, which is then translated into U.S. dollars. Our cumulative foreign currency translation adjustment reported as part of our equity, totaled $384 million at March 29, 2015, $404 million at December 28, 2014 and $432 million at December 29, 2013. Newsquest's assets and liabilities were translated from British pounds to U.S. dollars at the March 29, 2015 exchange rate of $1.49, at the December 28, 2014 exchange rate of $1.56 and at the December 29, 2013 exchange rate of $1.65. Newsquest's financial results were translated at an average rate of 1.52 for the first quarter of 2015, 1.65 for the first quarter of 2014, 1.65 for 2014, 1.56 for 2013 and 1.58 for 2012. Refer to "Quantitative and Qualitative Disclosures About Market Risk" below for additional detail.

Quantitative and Qualitative Disclosures About Market Risk

              We believe that our market risk from financial instruments, such as accounts receivable and accounts payable, is not material. We are exposed to foreign exchange rate risk on a limited basis due to our operations in the U.K., for which the British pound is the functional currency. Translation gains or losses affecting the Combined Statements of Income have not been significant in the past. If the price of the British pound against the U.S. dollar had been 10% more or less than the actual price, operating income would have increased or decreased approximately 4% for the year ended December 28, 2014.

              Because we did not have any long-term debt outstanding during any period presented and the interest income or interest expense on interest-bearing assets and liabilities on which we recognize imputed interest, respectively, is not material, we are not significantly impacted by changes in interest rates. Interest bearing assets are limited to our investment in related party commercial paper which is described in more detail in Note 13 of our Annual Combined Financial Statements presented in Item 8. Total interest income recognized was $1.8 million in 2014, $1.9 million in 2013 and $2.3 million in 2012. If interest rates had increased or decreased by 1%, "Income before income taxes" would have nominally changed for the year ended December 28, 2014.

MANAGEMENT

Executive Officers Following the Distribution

              The following table sets forth the individuals who are expected to serve as executive officers of SpinCo following the completion of the separation. SpinCo may name additional executive officers prior to the completion of the separation. While SpinCo's executive officers are currently officers and employees of Parent, after the separation, none of these individuals will be employees or executive officers of Parent.

Name	Age	Position

Robert J. Dickey	58	President and Chief Executive Officer
Alison K. Engel	44	Senior Vice President, Chief Financial Officer and Treasurer
David A. Payne	52	Chief Product Officer
John M. Zidich	61	President/U.S. Domestic Publishing
Andrew T. Yost	49	Chief Marketing Officer
Maribel Perez Wadsworth	42	Chief Strategy Officer
Henry K. Faure Walker	42	Chief Executive of Newsquest Media Group
Barbara W. Wall	60	Senior Vice President and Chief Legal Officer
Jamshid Khazenie	52	Chief Technology Officer

              Robert J. Dickey, 58, is expected to serve as President and Chief Executive Officer of SpinCo. He has served as President of Parent's U.S. Community Publishing Division, formerly the Newspaper Division, since February 2008. Previously, he served as Senior Group President of Parent's Pacific Group and Chairman of Phoenix Newspapers Inc. from 2005 to 2008; President and Publisher of The Desert Sun (Palm Springs, CA) from 1993 to 2005; and Group Vice President of Parent's Pacific Group from 1997 to 2005. Mr. Dickey currently serves on the board of the Newspaper Association of America and served as chairman from March 2014 until March 2015. Mr. Dickey brings extensive publishing industry and management experience and a deep knowledge of the Company's day-to-day operations to the Company based on his current role as President of Parent's U.S. Community Publishing Division and the many senior leadership positions he has held with Parent.

              Alison K. Engel, 44, is expected to serve as Senior Vice President, Chief Financial Officer and Treasurer of SpinCo. She has served as Vice President of Finance of Parent since January 2015. Previously, Ms. Engel served as Senior Vice President, Chief Financial Officer and Treasurer of A. H. Belo Corporation, from December 2007 through November 2014. From 2003 through January 2008, she held various senior positions with Belo Corp., serving as its Vice President and Corporate Controller from January 2006 to January 2008 and as its Director/Accounting Operations and Corporate Controller from February 2005 to December 2006. Ms. Engel has more than 20 years of financial management experience at diversified multi-unit business organizations and PricewaterhouseCoopers.

              David A. Payne, 52, is expected to serve as Chief Product Officer of SpinCo for an initial transition period following the distribution pursuant to the Employment and Separation Agreement dated June 5, 2015, between Mr. Payne, Parent and SpinCo. Under this agreement, Mr. Payne will continue to serve as an executive officer of SpinCo until the time of his separation from SpinCo, which is anticipated to be on or about January 1, 2016. He has served as Chief Digital Officer of Parent since March 2011. Prior to joining Parent, Mr. Payne was President and CEO of ShortTail Media, Inc., a video advertising technology start-up he co-founded in 2008. From 2004-2008, Mr. Payne was Senior Vice President and General Manager of CNN.com, which produced and distributed all of CNN's digital services. From 1993-2004, he served in numerous roles at Turner Broadcasting, including Senior Vice President of Business Operations and Development of CNN and Senior Vice President and General

Manager of CNN/Sports Illustrated Interactive. Prior to joining Turner, Mr. Payne served as an Assistant U.S. Attorney in the U.S. Attorney's Office in Washington D.C., and he was an associate in Gibson, Dunn & Crutcher's Washington, D.C. office.

              John M. Zidich, 61, is expected to serve as President of U.S. Domestic Publishing of SpinCo. He currently serves as Chief Executive Officer and Publisher of Parent's Republic Media business, which includes The Arizona Republic, azcentral.com and 12 News, a position he has held since December 2010. He has also served as President of the West and Interstate Groups of Parent's U.S. Community Publishing Division since April 2013. Previously, Mr. Zidich served as President and Publisher of The Arizona Republic, from 2005-2010; President and Chief Operating Officer of The Arizona Republic, from 2004-2005; Executive Vice President of The Arizona Republic, from 2001-2004; and President and Publisher of the Reno Gazette-Journal, from 2000-2001. He serves on a number of community and charitable boards, including the Greater Phoenix Economic Council, The Cronkite School of Journalism and Greater Phoenix Leadership.

              Andrew T. Yost, 49, is expected to serve as Chief Marketing Officer of SpinCo. He currently serves as Senior Vice President, Consumer Marketing for Parent, a position he has held since May 2014. Prior to joining Parent, Mr. Yost was Senior Vice President, Marketing at Viacom leading a digital direct marketing services organization. From 1993 to 2008, he served in several consumer marketing roles at Dow Jones, Columbia House and American Express.

              Maribel Perez Wadsworth, 42, is expected to serve as Chief Strategy Officer of SpinCo. She currently serves as Senior Vice President, Strategic Initiatives for Parent, a position she has held since May 2014. Previously, Ms. Wadsworth has served as Vice President, Audience Development & Engagement and Director, Digital News from 2009-2014, as well as a number of editorial leadership roles from 1996-2009. Prior to joining Parent, she served in editorial roles at The Associated Press.

              Henry K. Faure Walker, 42, is expected to serve as Chief Executive of Newsquest Media Group for SpinCo. He currently serves as Chief Executive of Newsquest for Parent, a position he has held since April 2014. Prior to joining Parent, Mr. Faure Walker was Digital Director for Johnston Press plc, a role he commenced in 2010. From 2006 to 2010, he was General Manager of The Scotsman Publications Ltd. From 2002 to 2005, he held a number of senior roles for Johnston Press plc, including Managing Director of JP Ventures. From 1994 to 2000, he worked for The Communication Group plc, a UK marketing communications agency, and was appointed a Board Director of this company in 1999. Mr. Faure Walker currently serves on the Board of the News Media Association, the industry body for UK news publishers.

              Barbara W. Wall, 60, is expected to serve as Senior Vice President and Chief Legal Officer of SpinCo. She currently serves as Vice President and Senior Associate General Counsel of Parent, a position she has held since 2009. Previously she served as Vice President, Associate General Counsel from 2004 to 2009, and has been a Vice President of Parent since 1994. Ms. Wall has taught communications law as an adjunct professor at American and George Washington Universities, and, prior to joining Gannett, practiced law in New York City with Satterlee, Stephens, Burke & Burke.

              Jamshid Khazenie, 52, is expected to serve as Chief Technology Officer for SpinCo. He currently serves as Vice President of Digital Technology and Operations of Parent, a position he has held since June 2014. Prior to joining Parent, from 2011 to 2014 Mr. Khazenie was Vice President of Digital Media Technologies at Turner Broadcasting Systems. From 2009 to 2011 he ran a management consulting firm specializing in digital technology and from 2004 to 2009 he served in digital technology leadership roles at Orbitz and US News Ventures.

 DIRECTORS

Board of Directors Following the Distribution

              The following table sets forth information as of May 1, 2015 regarding those persons who are expected to serve on SpinCo's board of directors following the completion of the separation. SpinCo is in the process of identifying the other persons who are expected to serve on SpinCo's board of directors following the completion of the separation and will include information concerning those persons in an amendment to this information statement. All of the nominees will be presented to SpinCo's sole stockholder, Parent, for election prior to the completion of the separation.

Name	Age	Position

John Jeffry Louis	52	Chairman of the Board
John E. Cody	68	Director
Robert J. Dickey	58	Director
Lila Ibrahim	45	Director
Lawrence S. Kramer	65	Director
Tony A. Prophet	56	Director
Debra A. Sandler	55	Director
Chloe R. Sladden	40	Director

              Commencing with the first annual meeting of stockholders following the separation, directors will be elected at the annual meeting of stockholders and thereafter each director will serve until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

              John Jeffry Louis, 52, was Co-Founder of Parson Capital Corporation, a Chicago-based private equity and venture capital firm, and served as its Chairman from 1992 to 2007. He is currently a director of The Olayan Group, S.C. Johnson and Son, Inc., and chairman of the board of the U.S./U.K. Fulbright Commission. Mr. Louis has financial expertise, substantial experience in founding, building and selling companies and in investing in early stage companies from his years of experience in the venture capital industry as a leader of Parson Capital and as an entrepreneur who has founded a number of companies. He has served as a director of Parent since 2006.

              John E. Cody, 68, served as Executive Vice President and Chief Operating Officer of Broadcast Music, Inc. from November 2006 until his retirement in November 2010. Previously, he served as BMI's Senior Vice President and Chief Financial Officer from 1999 to 2006. Before joining BMI, he served as Vice President/Controller of the Hearst Book Group and Vice President/Finance and Chief Financial Officer for the U.S. headquarters of LM Ericsson. He is also a director of the Tennessee Performing Arts Center. Mr. Cody has financial expertise, significant management, leadership and operational experience in the areas of licensing, information technology, human resources, public policy, business development and implementing enterprise-wide projects, and broad business experience in the music broadcast, publishing and telecommunications industries from the various senior leadership positions he held with BMI, Hearst and Ericsson. He has served as a director of Parent since 2011.

              Lila Ibrahim, 45, is Chief Business Officer of Coursera, Inc., an education company that partners with leading universities and organizations to offer free online courses, a position she has held since April 2014. She served as President of Coursera from August 2013 to April 2014. From July 2010 to March 2015, Ms. Ibrahim served as a Senior Operating Partner at Kleiner Perkins Caufield & Byers (KPCB), which has an ownership stake in Coursera, during which time she also served as Chief of Staff to John Doerr. Prior to joining KPCB, Ms. Ibrahim spent 18 years with Intel Corporation in a variety of roles, most recently as General Manager of the Education Platform Group from 2007 until 2010. She is a co-founder and serves on the board of Team4Tech, a non-profit organization established in 2012 to improve education in developing countries through innovative technology solutions. Ms. Ibrahim has extensive expertise in technology development, business development, investing in companies, building new businesses, strategic planning, and leading technology operations as a result of the various senior leadership positions she has held with Coursera, KPCB and Intel.

              Lawrence (Larry) S. Kramer, 65, has served with Parent as President and Publisher of USA TODAY since May 2012, and will serve in that capacity until the date of the distribution. Prior to joining Parent, he was a media consultant and adjunct professor of Media Management at the Newhouse School of Communications at Syracuse University. From January 2008 to January 2010, Mr. Kramer was a Senior Advisor of Polaris Venture Partners. From March 2005 until March 2008, he served in a number of positions at CBS, including President of CBS Digital Media. Prior to joining CBS, he was Chairman, CEO and Founder of MarketWatch, Inc. until its sale to Dow Jones in January 2005. He was Founder, Executive Editor, and President of Data Sport Inc. from 1991-1994. Prior to founding Data Sport, he spent more than 20 years in journalism as a reporter and editor, including as Assistant Managing Editor and Metro Editor of the Washington Post and Editor of the San Francisco Examiner. While a journalist, he won several awards for reporting, including the National Press Club Award, and his staff won two Pulitzer Prizes. Mr. Kramer serves on the board of directors of Harvard Business Publishing and the board of trustees of Syracuse University. He was a founding board member and former Chairman of The Online Publishers Association.

              Tony A. Prophet, 56, is Corporate Vice President, Windows and Search Marketing, of Microsoft Corporation, a position he has held since February 2015. He served as Corporate Vice President, Windows Marketing, from May 2014 to February 2015. Prior to joining Microsoft, Mr. Prophet served as Senior Vice President of Operations, Printing and Personal Systems at Hewlett-Packard Company from 2012 to 2014 and as Senior Vice President of Supply Chain Operations, Personal Systems Group, Hewlett-Packard Company from 2006 until 2012. Mr. Prophet has extensive leadership experience and broad operational expertise in brand strategy, product pricing and marketing, creating, managing and optimizing global supply chains, and developing new technologies and businesses as a result of the various positions he has held with Hewlett-Packard Company, United Technologies Corporation, Honeywell International, Inc., Booz Allen Hamilton, Inc., and General Motors Company. He has served as a director of Parent since 2013.

              Debra A. Sandler, 55, is Chief Health and Wellbeing Officer of Mars, Inc., a position she has held since July 2014. Previously, Ms. Sandler served as President, Chocolate, North America from April 2012 to July 2014; and Chief Consumer Officer, Mars Chocolate North America from November 2009 to March 2012. Prior to joining Mars, Ms. Sandler spent 10 years with Johnson & Johnson in a variety of leadership roles. She is a Trustee of Hofstra University, a Board member of the Ad Council and LEAD and a member of the Executive Leadership Council. Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing and leading well-known consumer brands as a result of the leadership positions she has held with Mars and Johnson & Johnson.

              Chloe R. Sladden, 40, advises and invests in early stage companies at #angels, an investment group made up of current and former Twitter executives, which she co-founded in 2015. Prior to founding #angels, Ms. Sladden served as Vice President, Media at Twitter, Inc. from February 2012 to August 2014; and Director, Media of Twitter from April 2009 to February 2012. Before joining Twitter, Ms. Sladden held leadership positions at Current TV LLC, which previously operated a cable television channel. Ms. Sladden has significant experience in digital media, building strategic media and entertainment partnerships, advising and investing in early stage companies and driving innovation as a result of the leadership positions she held with #angels, Twitter and Current TV.

Director Independence

              A majority of SpinCo's board of directors will be comprised of directors who are "independent" as defined by the rules of the New York Stock Exchange and the Principles of Corporate Governance to be adopted by SpinCo's board of directors. SpinCo will seek to have all of its non-management directors, other than Larry Kramer, qualify as "independent" under these standards. SpinCo's board of directors is expected to establish categorical standards to assist it in making its determination of director independence. SpinCo expects these standards will provide that no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with SpinCo or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with SpinCo or any of its subsidiaries). In making this determination, the board of directors will consider all relevant facts and circumstances, including adopting standards that the following categories of relationships between a director and SpinCo are not material:

  •
  employment of a director or a director's immediate family member by, a director's position as a director with, or direct or indirect ownership by a director or a director's immediate family member of a 10% or greater equity interest in, another company or organization that made payments to, or received payments from, SpinCo or any of its subsidiaries for property or services in an amount which, in each of the last three fiscal years, did not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues; and

  •
  a relationship of a director or a director's immediate family member with a charitable organization, as an executive officer, board member, trustee or otherwise, to which SpinCo or any of its subsidiaries has made, in any of the last three fiscal years, charitable contributions of not more than the greater of $100,000 or 2% of such charitable organization's consolidated gross revenues.

              SpinCo's board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Public Responsibility Committee, will make a determination as to which members are independent. References to "SpinCo" above include any subsidiary in a consolidated group with SpinCo. The terms "immediate family member" and "executive officer" above are expected to have the same meanings specified for such terms in the New York Stock Exchange listing standards.

Committees of the Board of Directors

              Effective upon the completion of the distribution, SpinCo's board of directors will have the following standing committees: an Executive Committee, an Audit Committee, an Executive Compensation Committee and a Nominating and Public Responsibility Committee.

              Executive Committee. SpinCo is in the process of determining the members of the board's Executive Committee. The Executive Committee will exercise the authority of the board between board meetings, except as limited by Delaware law.

              Audit Committee. John E. Cody is expected to be the Audit Committee Chairman, and SpinCo is in the process of determining the additional members of the Audit Committee. The board of directors is expected to determine that Mr. Cody is an "audit committee financial expert" for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. In addition, SpinCo expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with SpinCo's Principles of Corporate Governance. The Audit Committee will assist the board of directors in its oversight of financial reporting practices and the quality and integrity of the financial reports of SpinCo, including compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and the performance of SpinCo's internal audit function. The Audit Committee will also appoint SpinCo's independent registered public accounting firm, provide oversight of SpinCo's internal audit function, oversee the adequacy and effectiveness of SpinCo's accounting and financial controls and the guidelines and policies that govern the process by which SpinCo undertakes financial, accounting and audit risk assessment and risk management.

              Executive Compensation Committee. John Jeffry Louis is expected to serve as a member of the board's Executive Compensation Committee, and SpinCo is in the process of determining the additional members of the Executive Compensation Committee. The SpinCo board of directors is expected to determine that each member of the Executive Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with SpinCo's Principles of Corporate Governance. In addition, SpinCo expects that the members of the Executive Compensation Committee will qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and as "outside directors" for purposes of Section 162(m) of the Code. The Executive Compensation Committee will discharge the board's responsibilities relating to compensation of SpinCo's directors and executives and will have overall responsibility for SpinCo's compensation plans, principles and programs. The Executive Compensation Committee's duties and responsibilities will include reviewing and approving on an annual basis corporate goals and objectives relevant to compensation of SpinCo's CEO and other senior executives. The Executive Compensation Committee will also be responsible for reviewing and discussing with management the Compensation Discussion and Analysis disclosures contained in SpinCo's proxy statements. The Executive Compensation Committee will have primary responsibility for administering SpinCo's equity incentive plans and in that role will be responsible for approving equity grants to SpinCo's senior executives. The Executive Compensation Committee will have the sole discretion, under its charter, to retain or obtain advice of a compensation consultant, independent legal counsel or other adviser, and will be responsible for the appointment, compensation, and oversight of any such consultant, counsel or adviser.

              Nominating and Public Responsibility Committee. Tony A. Prophet is expected to serve as a member of the board's Nominating and Public Responsibility Committee, and SpinCo is in the process of determining the additional members of the Nominating and Public Responsibility Committee. The SpinCo board of directors is expected to determine that each of the members of the Nominating and Public Responsibility Committee will be independent, as defined by the rules of the NYSE and in accordance with the company's Principles of Corporate Governance. The Nominating and Public Responsibility Committee will be charged with identifying individuals qualified to become board members, recommending to the board candidates for election or re-election to the board, and considering from time to time the board committee structure and makeup. The Nominating and Public Responsibility Committee will also monitor SpinCo's human resources practices, including its performance in diversity and equal employment opportunity, monitor SpinCo's performance in meeting its obligation of fairness in internal and external matters, and take a leadership role with respect to SpinCo's corporate governance practices.

              The SpinCo board of directors is expected to adopt a written charter for each of the Audit Committee, Executive Compensation Committee and Nominating and Public Responsibility Committee. These charters will be posted on SpinCo's website in connection with the distribution.

Compensation Committee Interlocks and Insider Participation

              During the company's year ended December 31, 2014, SpinCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as SpinCo's executive officers were made by Parent, as described in the section of this information statement captioned "Executive Compensation."

Corporate Governance

  Stockholder Recommendations for Director Nominees

              SpinCo's amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. SpinCo expects that its board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating and Public Responsibility Committee.

  Principles of Corporate Governance

              The board of directors is expected to adopt a set of Principles of Corporate Governance in connection with the separation to assist it in guiding SpinCo's governance practices. These practices will be regularly re-evaluated by the Nominating and Public Responsibility Committee in light of changing circumstances in order to continue serving the company's best interests and the best interests of its stockholders.

  Communicating with the Board of Directors

              SpinCo's Principles of Corporate Governance will include procedures by which stockholders and other interested parties who would like to directly and confidentially communicate with SpinCo's full board of directors, the chairman, or the non-management directors as a group may do so by writing to any such party at Gannett Co., Inc., 7950 Jones Branch Drive, McLean, VA 22107, Attn: Secretary. The Secretary will forward such communications to the intended recipient and will retain copies for SpinCo's records.

  Director Qualification Standards

              The Nominating and Public Responsibility Committee charter will set forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director's independence, the committee will consider whether director candidates have relevant experience in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that the SpinCo's board will have the necessary breadth and depth to perform its oversight function effectively. The committee may reevaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. The full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Public Responsibility Committee.

  Executive Sessions

              SpinCo's Principles of Corporate Governance will provide that the independent directors should, as they deem appropriate, meet in regularly scheduled executive sessions without management.

  Policies on Business Ethics

              In connection with the distribution, SpinCo will adopt an Ethics Policy that requires all of its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of SpinCo will be required to read, understand and abide by the requirements of the Ethics Policy. The Ethics Policy will be accessible on the company's website. Only SpinCo's board of directors or a committee thereof will be able to waive the Ethics Policy as it applies to directors or executive officers. Any waiver of the Ethics Policy for executive officers or directors will be promptly disclosed to stockholders in any practicable manner as may be required by law or stock exchange regulation. Any additions or amendments to the Ethics Policy, and any waivers of the Ethics Policy for executive officers or directors, will be posted on the Corporate Governance page of SpinCo's website, and similarly provided without charge upon written request.

  Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

              In accordance with the Sarbanes-Oxley Act of 2002, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

              In accordance with requirements of Item 402 of Regulation S-K, set forth below is a summary of the executive compensation programs that were applicable during the 2014 fiscal year to the individuals who are expected to be the executive officers of SpinCo as well as a summary of the executive compensation programs that are expected to apply to such individuals following the separation and distribution.

              Until the separation and distribution, SpinCo will be a wholly owned subsidiary of Parent, and therefore Parent's senior management and the Executive Compensation Committee of the board of directors of Parent ("Parent's Committee") determined SpinCo's historical compensation strategy. Since the information presented in the compensation tables of this information statement relates to the 2014 fiscal year, which ended on December 28, 2014, this Compensation Discussion and Analysis focuses primarily on Parent's compensation programs and decisions with respect to the 2014 fiscal year and the processes for determining the 2014 fiscal year compensation while SpinCo was part of Parent. Following the separation and distribution, SpinCo's Executive Compensation Committee will review its executive compensation programs and practices and will adopt new compensation arrangements.

              Accordingly, this Compensation Discussion and Analysis is divided into two main parts:

  •
  Parent 2014 Executive Compensation—This section describes and analyzes the executive compensation programs at Parent for the 2014 fiscal year (beginning on page 110) as applicable to SpinCo's NEOs (who are identified below).

  •
  SpinCo Compensation Programs—This section discusses the anticipated executive compensation programs at SpinCo (beginning on page 132) that will initially apply to SpinCo's NEOs and other executive officers.

SpinCo's Expected Named Executive Officers

              In this Compensation Discussion and Analysis, the individuals listed in the table below, who are expected to be the executive officers of SpinCo following the separation and distribution and were employed by Parent or its subsidiaries during the 2014 fiscal year and for purposes of this information statement are considered SpinCo's Named Executive Officers for the 2014 fiscal year and are referred to as "NEOs":

Name:	Title During the 2014 Fiscal Year:	Title Following Separation:
Robert J. Dickey	President/U.S. Community Publishing	President and Chief Executive Officer
David A. Payne	Senior Vice President/Chief Digital Officer	Chief Product Officer
Barbara W. Wall	Vice President/Senior Associate General Counsel	Senior Vice President and Chief Legal Officer
John M. Zidich	Group President/President and Publisher/Arizona Republic	President/U.S. Domestic Publishing

              Mr. Zidich was not an executive officer of Parent and, therefore, certain of Parent's compensation elements and benefits described below as being applicable to Parent's executive officers in 2014 did not apply to Mr. Zidich. In addition, in January 2015, Alison K. Engel was hired to serve as

Vice President/Finance with the intention of being promoted to Senior Vice President, Chief Financial Officer and Treasurer of SpinCo following the separation and distribution. Since she was not employed by Parent or SpinCo prior to 2015, SpinCo has not included any details with respect to her compensation in the section of this Compensation Discussion and Analysis concerning executive compensation decisions in 2014; however, the terms of her compensation with SpinCo are described in the section of this Compensation Discussion and Analysis captioned "SpinCo Compensation Programs—Letter Agreement with Alison K. Engel." While the focus of the following disclosure is on the compensation of the four SpinCo NEO's identified above who are historic executives of Parent, the types of compensation and benefits provided to them are generally similar to those that will likely be provided to any other individuals we have identified as executive officers of SpinCo upon the separation and distribution, including Ms. Engel.

              Additional information about SpinCo's expected senior executive team following the separation is set forth in the section of this information statement captioned "Management—Executive Officers Following the Distribution."

Parent 2014 Executive Compensation

Executive Summary

              This Executive Summary will provide an overview of the following key areas of Parent executive compensation determinations during the 2014 fiscal year in respect of the NEOs: Committee Responsibilities, Guiding Principles, Compensation-Related Governance Practices, Pay for Performance and Shareholder Return.

Committee Responsibilities

              During the 2014 fiscal year, Parent's Committee oversaw Parent's executive compensation program and was responsible for:

  •
  Approving and evaluating Parent's executive compensation plans, principles and programs;

  •
  Administering Parent's executive compensation plans and granting bonuses and equity awards to Parent's senior executives; and

  •
  Reviewing and approving on an annual basis corporate goals and objectives relevant to the compensation of Parent's President and Chief Executive Officer and its other senior executives, including the NEOs.

Guiding Principles

              In making its NEO compensation decisions in the 2014 fiscal year, Parent's Committee was guided by the following principles:

  •
  Pay for performance—Parent believes that compensation should place a heavy emphasis on pay for performance and that substantial portions of total compensation should be "at risk." Bonuses should reflect individual and Parent performance during the past year and therefore can vary significantly in amount from year to year. On the other hand, long-term equity awards are forward-looking; they are designed primarily to reward future service and performance rather than past performance. As such, equity award amounts (in value, not number of shares) will tend to vary less from year to year.

  •
  Attract, retain and motivate—Parent is committed to attracting and retaining superior executive talent by offering a compensation structure that motivates key employees to ensure Parent's overall success and long-term strength.

  •
  Fairness—Parent believes that compensation should be fair to both executives and shareholders, externally competitive, and designed to closely align the interests of Parent's executives with those of Parent's shareholders.

  •
  Pay competitively—Parent is committed, as a leader in its industry, to awarding compensation that reflects its position in the market and is generally in line with that paid to executives holding similar positions at peer and comparable companies.

  •
  Promote stock ownership—Parent is committed to fostering a compensation structure that aligns Parent's executives' interests with those of Parent's shareholders. As a key part of Parent's alignment efforts, Parent expects each of its senior executives to acquire and maintain a meaningful level of investment in Parent common stock. The required levels of senior executive stock ownership are regularly reviewed by Parent's Committee and approved by the full board of directors of Parent. Parent's senior executives are expected to increase their stock ownership until they reach a minimum guideline equal to a multiple of their pay grade base salary range midpoint (shares acquired are valued at the market price of the stock on the date they were acquired, except that shares acquired before November 2008 are valued at the average market price of the stock between October 2000 and October 2008).

              The following table reflects the minimum stock ownership for each NEO and the progress each NEO had made toward meeting the minimum guideline as of December 31, 2014, based on the closing price of a share of Parent stock on such date. Mr. Zidich did not have stock ownership requirements in 2014. Ms. Engel was not employed by Parent in 2014 so she did not have stock ownership requirements in 2014. The minimum guideline amount is two times for other key senior executives of Parent.

Executive	Minimum Multiple of Salary Midpoint	Multiple of Salary Midpoint Achieved as of 12/31/2014
Mr. Dickey	3X	7.9X
Mr. Payne	2X	3.6X
Ms. Wall	2X	4.4X

              Compensation-Related Governance Practices – The commitment of the board of directors of Parent to strong corporate governance practices extends to the compensation plans, principles, programs and policies established by Parent's Committee, which were applicable to the NEOs in the 2014 fiscal year. Parent's compensation-related governance practices and policies of note include the following:

  •
  Performance-based pay.  Parent provides at least 50% of annual equity awards (based on number of shares) for the NEOs in the form of performance-based compensation.

  •
  Outcome alignment.  Each year Parent reviews its compensation and financial performance against internal budgets, financial results from prior years and Parent's peer group market data to make sure that executive compensation outcomes are aligned with the relative performance of Parent.

  •
  Clawback.  Parent has a recoupment policy which provides that fraud or intentional misconduct by any employee that results in an accounting restatement due to material non-compliance with the securities laws would trigger a recoupment of certain incentive compensation from the responsible employee, as determined by Parent's Committee.

  •
  No modified single-trigger severance or excise tax gross-ups for new participants.  Executives who became eligible to participate in a change-in-control severance plan after April 15, 2010 will not receive severance if they voluntarily terminate their employment without good reason following a change in control of Parent, and those executives are not eligible for an excise tax gross-up.

  •
  No income tax gross-ups.  Parent no longer offers income tax gross-ups except under its relocation program.

  •
  Good stock option practices.  Parent has never repriced, replaced, backdated or springloaded stock options nor granted stock options with a reload feature, nor does Parent loan funds to employees to enable them to exercise stock options.

  •
  Anti-hedging.  Parent maintains a policy that prohibits Parent's employees and directors from hedging, pledging or short-selling Parent's shares.

  •
  Risk evaluation.  Parent regularly evaluates the risks associated with its executive compensation plans and programs and considers the potential relationship between compensation and risk taking.

  •
  Total Shareholder Return (TSR) peer group.  Parent reviews and adjusts Parent's TSR Peer Group (defined below) annually, in connection with new grants, to make sure it accurately reflects Parent's business mix.

  •
  No unearned dividends.  Parent does not pay dividends or dividend equivalents on unearned TSR performance shares or unpaid restricted stock unit awards granted to employees.

              Parent's Committee has further strengthened Parent's compensation-related governance practices and policies by recently approving the following changes, which were relevant to the compensation of the NEOs in the 2014 fiscal year:

  •
  No cash buyouts.  Parent amended its 2001 Omnibus Incentive Compensation Plan (as amended and restated in 2010, the "Parent 2010 Plan") to formalize its long-standing practice of prohibiting cash buyouts of underwater stock options without shareholder approval.

  •
  Minimum vesting periods.  Parent amended the Parent 2010 Plan to mandate a one year minimum vesting period for employee equity incentive awards granted on or after January 1, 2016 that are paid and vest solely based on service, provided that Parent's Committee may adopt shorter vesting periods or provide for accelerated vesting after less than one year: (1) in connection with terminations of employment due to death, disability, retirement or other circumstances that Parent's Committee determines to be appropriate; (2) in connection with a change in control in which the award is not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company); (3) for grants made in connection with an acquisition by Parent in substitution for pre-existing awards; (4) for new hire inducement awards or off cycle awards; or (5) to comply with existing contractual rights in effect on the date the amendment was adopted.

  •
  Holding periods.  Parent modified its stock ownership guidelines to require that executives hold all shares they receive from Parent as compensation (net of required tax withholdings) until they have met the applicable stock ownership guidelines.

  •
  Double-trigger equity vesting upon a change in control.  In response to a shareholder proposal that was supported by a slight majority of the votes cast on the matter at Parent's 2014 annual meeting, and after careful review of Parent's compensation program and taking into consideration feedback from Parent's shareholders, Parent's Committee approved certain changes to future grants of equity awards to executives under the Parent 2010 Plan. For awards granted on or after January 1, 2016, subject to contractual rights in effect on February 24, 2015, the date of adoption of the change in policy by Parent's Committee, a change in control of Parent will only accelerate full vesting of equity awards to executives if the awards are not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company) in connection with the change in control or the recipient has a qualifying termination of employment within two years following the date of the change in control.

              Pay for Performance – Parent's Committee supports compensation policies that place a heavy emphasis on pay-for-performance, and has committed that for each year at least 50% of its named executive officer annual equity awards (based on number of shares) will be performance-based awards that are earned or paid out based on the achievement of performance targets. During the 2014 fiscal year, Parent awarded performance shares that may be earned based on how Parent's TSR compares to the TSR of Parent's TSR Peer Group during a three-year measurement period.

              Highlights of Parent's 2014 performance included:

  •
  Spin-off.  Parent announced its plan to create two publicly traded companies, one exclusively focused on its Broadcasting and Digital businesses, and the other on its Publishing business and its affiliated digital platforms, which further executes Parent's strategic plan.

  •
  Cars.com.  Parent acquired the remaining 73% interest that it did not previously own in Classified Ventures, LLC, the owner of Cars.com, the leading destination for online car shoppers, significantly increasing the scale of Parent's Digital business.

  •
  Belo integration.  The successful integration of Belo, which was acquired in 2013 and which nearly doubled Parent's portfolio of broadcast stations in creating the largest independent station group of major network affiliates in the top 25 markets (including stations serviced by Parent under shared services and similar arrangements).

  •
  Increased revenues.  Total revenues of Parent were up 16% compared to 2013 (4% on a pro forma basis).

  •
  Broadcasting record year.  Parent's Broadcasting segment had a record year with revenue reaching $1.7 billion, 103% higher than 2013 (19% higher on a pro forma basis).

  •
  Digital record year.  Parent's Digital segment also had a record year with $919 million in revenue, a 23% increase over 2013 (an 8% increase on a pro forma basis).

  •
  Significant company-wide digital revenues.  Parent's company-wide digital revenues increased 15% year over year (7.4% on a pro forma basis) and grew to a record $2.05 billion, or approximately 32% of Parent's total revenue.

  •
  Outstanding EBITDA growth.  Parent's Adjusted EBITDA was $1.5 billion (representing net income attributable to Parent before net income attributable to non-controlling interest, income taxes, interest expense, equity income, other non-operating items, workforce restructuring, other transformation costs, asset impairment charges, depreciation and amortization), an increase of 43% compared to 2013 (an 18% increase on a pro forma basis).

  •
  Strong free cash flow.  Parent generated $845 million in free cash flow (representing "Net cash flow from operating activities," as reported on Parent's statement of cash flows, reduced by "Purchase of property, plant and equipment" and "Payments for investments" and increased by "Proceeds from investments"), nearly twice as much as in 2013.

  •
  Successful transformation initiatives.  Transformation initiatives, including the All Access Content Subscription Model, consolidation of printing and distribution platforms, consolidation of Parent's real estate footprint and global sourcing initiatives, generated in excess of $300 million in revenue and $150 million in cost savings.

              Shareholder Return – Also relevant to Parent's executive compensation program, and as evidence of Parent's recent success in executing on its strategic plan to create shareholder value, are the returns generated by Parent for its shareholders. The following graph shows that during the period from December 31, 2011 to December 31, 2014, Parent's stock outperformed the S&P 500 Index and an index comprised of Parent's 2014-2016 TSR Peer Group.

	Dec 11	Dec 12	Dec 13	Dec 14
Gannett Co., Inc.	$100.00	$141.43	$239.70	$265.70
S&P 500 Index	$100.00	$116.00	$153.57	$174.60
Parent's 2014-2016 TSR Peer Group	$100.00	$136.19	$233.48	$240.87

              The S&P 500 Index includes 500 U.S. companies in the industrial, utilities and financial sectors and is weighted by market capitalization. The total returns of Parent's 2014-2016 TSR Peer Group also are weighted by market capitalization.

              The graph depicts representative results of investing $100 in Parent's common stock, the S&P 500 Index and Parent's 2014-2016 TSR Peer Group index at closing on Dec. 31, 2011. It assumes that dividends were reinvested monthly with respect to Parent's common stock, daily with respect to the S&P 500 Index and monthly with respect to each company in Parent's 2014-2016 TSR Peer Group.

              Over the past three years, Parent's indexed TSR was more than 265%, outpacing the S&P 500 Index by more than 90 percentage points and Parent's 2014-2016 TSR Peer Group by 25 percentage points. Parent's stock price has tripled since 2011.

Overview of Executive Compensation Program

Key Components of Annual Compensation Decisions

              Parent has designed an executive compensation program that is currently comprised of several components which were applicable to the NEOs during the 2014 fiscal year, as more fully discussed in the pages that follow. The key components of Parent's annual compensation program are described in the following table.

	Component	Description	Performance Considerations	Objective

Short-Term Cash Compensation	Base Salary	Pay for service in executive role.	Based on the nature and responsibility of the position, achievement of key performance indicators, competitive market data and individual and company performance.	Retention. Base salary adjustments also allow Parent's Committee to reflect an individual's performance or changed responsibilities.

	Annual Bonus	Short-term program providing NEOs with an annual cash bonus payment.	Based on Parent's Committee's assessment of each NEO's contributions to company-wide performance and achievement of key performance indicators.	To reward performance in attaining individual and company qualitative and quantitative performance goals.

Long-Term Equity Incentives	Performance Shares	Long-term program through which participants are given an opportunity to earn shares of Parent common stock based upon how Parent's total shareholder return over a three-year performance period compares to the total shareholder returns of Parent's TSR Peer Group (as defined below) over the same period.	Based on the achievement of Parent's long-term financial goals and the creation of long term shareholder value as compared to a group of Parent's peers.	To align the interests of executives with those of shareholders and to retain and motivate them in a challenging business environment.

	Restricted Stock Units (RSUs)	Long-term program providing for delivery of shares of common stock upon continued employment during a four-year vesting period.	Based on the achievement of Parent's long-term financial and strategic goals and the creation of long term shareholder value.	To retain and motivate executives in a challenging business environment and to align their interests with those of shareholders.

              Parent's Committee also regularly reviews other components of executive compensation, including benefits, perquisites and post-termination pay.

How Parent's Committee Determined NEO Compensation For the 2014 Fiscal Year

              Parent's Committee determined NEO compensation in the 2014 fiscal year in its sole discretion based on its business judgment, informed by the experience of Parent's Committee members, input from Parent's Committee's independent consultant, Parent's Committee's assessment of the NEOs and Parent's performance and achievement of its strategic plan. While Parent's Committee took management recommendations into account when determining NEO compensation, Parent's Committee relied primarily on its collective judgment of the performance of Parent and the NEOs in light of the challenges confronting Parent's core businesses and Parent's progress toward achieving its strategic plan. Parent's Committee did not focus on any one particular objective, formula or financial metric, but rather on what it considered to be value-added quantitative and qualitative goals in furtherance of its compensation guiding principles described in the Executive Summary of this Compensation Discussion and Analysis.

Factors Considered by Parent's Committee

              During the 2014 fiscal year, Parent's Committee used key performance indicators (KPIs) as its principal evaluation tool for NEO compensation decisions. KPIs consisted of individually designed qualitative and quantitative goals organized around individual, operating unit and/or company performance in the areas of profit, product and people. Quantitative KPIs included, where appropriate, revenue, adjusted EBITDA, operating income and digital goals for Parent and the respective divisions and functions over which each NEO had operational or overall responsibility. Qualitative KPIs included, where appropriate, measures of leadership, innovation, collaboration, new products and programs in support of Parent's strategic plan, diversity initiatives, First Amendment activities, and other significant qualitative objectives.

              Parent's Committee also considered the financial performance of Parent using the following financial measures: total revenues, operating income, net income attributable to Parent, income from continuing operations, earnings per share, return on equity, operating cash flow, free cash flow, free cash flow per diluted share, after tax cash flow per share, operating income as a percentage of sales, debt to earnings before interest, taxes, depreciation and amortization, stock price and market value, although no one measure is given greater weight than the others. In assessing these financial performance measures, Parent's Committee compared them to management budgets approved by the board of directors of Parent at the beginning of the year and Parent's financial results from prior years. Parent's Committee selected these financial measures because it considers them to be broad enough to capture the most significant financial aspects of an organization as large as Parent's yet also focused enough to represent the financial measures that Parent believes drives its financial success.

              In addition, Parent's Committee evaluated Parent's progress toward the goals of its strategic plan, as well as the achievement of qualitative goals including leadership in defending the First Amendment, promoting an ethical company work environment and diverse workforce, and maintaining its reputation as a good corporate citizen of the local, national and international communities in which it does business.

Comparative Market Data

              To assist Parent's Committee in making decisions affecting 2014 NEO compensation, Parent management provided it with a report regarding, among other things, executive compensation trends and practices, which Parent's Committee reviewed and used in its year-end compensation decisions.

              Parent's management also reviewed data from the Towers Watson Media Compensation Survey, the Towers Watson General Industry Executive Compensation Survey, the Croner Digital Content and Technology Survey and proxy data from Equilar, a widely used source of executive compensation information (collectively, "Comparative Market Data"). Parent compared its NEO salaries, bonuses and equity compensation to those of companies in the media sector and other companies with comparable revenues and ratios of profits to revenues in order to get a general understanding of the compensation structures maintained by similarly situated companies and to confirm that the elements of its compensation program—and the range of amounts Parent paid its executives for each element—were appropriate in the context of the broad market reference points provided by the Comparative Market Data. Parent did not, however, target elements of compensation to a certain range, percentage or percentile within the Comparative Market Data.

Base Salary

              During the 2014 fiscal year, Parent paid the NEOs base salaries to compensate them for service in their executive role. Salaries for NEOs took into account:

  •
  the nature and responsibility of the position;

  •
  the achievement of KPIs, both historically and in the immediately prior year;

  •
  internal pay equity among positions; and

  •
  Comparative Market Data (as described in more detail in the section above titled "Comparative Market Data"), which supported the conclusion that the NEOs' base salaries were competitive with those paid by the comparator group.

              Based on these factors and Parent's strong 2013 performance, Parent's Committee set 2014 NEO base salaries as follows:

Executive	2014 Base Salary
Mr. Dickey	$675,000
Mr. Payne	$565,000
Ms. Wall	$356,500
Mr. Zidich	$445,000

Annual Bonuses

              During the 2014 fiscal year, the NEOs participated in an annual bonus program of Parent, which offers incentive opportunity linked to attainment of Parent's annual financial and qualitative performance goals and each executive's KPIs set at the beginning of the year. Bonuses under the program are designed to reflect individual and company performance during the past year and therefore can vary significantly in amount from year to year.

              In setting bonuses under the program, Parent's Committee, in consultation with its independent compensation consultant, considers bonus guidelines developed by Parent's President and Chief Executive Officer, Senior Vice President/Chief Human Resources Officer and Vice President/Total Rewards and HR Services. These guideline amounts are calculated by multiplying the NEO's base salary by a target percentage, which takes into account:

  •
  the nature and responsibility of the position;

  •
  internal pay equity among positions; and

  •
  Comparative Market Data (as described in more detail in the section above titled "Comparative Market Data"), which indicated that the bonus guidelines Parent selected were generally in line with those disclosed by the comparator group.

              Based on these factors, management recommended, and Parent's Committee approved, the following 2014 bonus guideline opportunities for the NEOs:

Executive	Base Salary	Target Percentage of Base Salary	Bonus Guideline Amount
Mr. Dickey	$675,000	100%	$675,000
Mr. Payne	$565,000	75%	$423,750
Ms. Wall	$356,500	50%	$178,250
Mr. Zidich	$445,000	50%	$222,500

              For purposes of the amount of the bonuses actually paid, Parent's Committee considered the following in reaching its NEO bonus decisions for 2014:

  •
  Parent's announcement of its plan to create two publicly traded companies, one exclusively focused on its Broadcasting and Digital businesses, and the other on its Publishing business and its affiliated digital platforms, to further execute on Parent's strategic plan.

  •
  Parent's successful acquisition of the remaining 73% interest in Classified Ventures, LLC, the owner of Cars.com, the leading destination for online car shoppers, significantly increasing the scale of its Digital business.

  •
  Parent's successful integration of Belo, which was acquired in 2013 and which nearly doubled Parent's portfolio of broadcast stations in creating the largest independent station group of major network affiliates in the top 25 markets (including stations serviced by Parent under shared services and similar arrangements).

  •
  Adjusted EBITDA: $1.5 billion (representing net income attributable to Parent before net income attributable to noncontrolling interest, income taxes, interest expense, equity income, other non-operating items, workforce restructuring, other transformation costs, asset impairment charges, depreciation and amortization), an increase of 43% compared to 2013 (an 18% increase on a pro forma basis).

  •
  Operating Revenue: $6.0 billion, an increase of 16% compared to 2013 (a 4% increase on a pro forma basis), primarily due to the acquisitions of Belo and Cars.com, strong political advertising and revenue associated with the Winter Olympics generated in 2014.

  •
  The growth of company-wide digital revenues to $2.05 billion on a pro forma basis, representing approximately 32% of Parent's total revenues for the year.

  •
  The 103% year-over-year growth of Parent's television revenues (19% year-over-year growth on a pro forma basis), due to record high non-presidential political spending and strong Winter Olympics revenue.

  •
  Earnings per share (diluted): $2.73 (excluding the net favorable impact of $1.85 per share for non-operating gains and tax benefits, partially offset by transformation expenses, non-cash asset impairment charges and workforce restructuring costs), up 35% year-over-year.

  •
  Parent generated $845 million in free cash flow (representing "Net cash flow from operating activities," as reported on Parent's statement of cash flows, reduced by "Purchase of property, plant and equipment" and "Payments for investments" and increased by "Proceeds from investments"), nearly twice as much as in 2013.

  •
  Transformation initiatives, including the All Access Content Subscription Model, consolidation of printing and distribution platforms, consolidation of Parent's real estate footprint and global sourcing initiatives, generated in excess of $300 million in revenue and $150 million in cost savings.

              Based on the foregoing, Parent's Committee, or in the case of Mr. Zidich, management, awarded 2014 annual bonuses to the NEOs as follows:

Executive	Bonus
Mr. Dickey	$750,000
Mr. Payne	$415,000
Ms. Wall	$230,000
Mr. Zidich	$235,000

              Parent's Committee determined that these bonus amounts were appropriate given Parent's Committee's assessment of individual NEO performance against their KPIs, the financial performance of Parent and the divisions and operations for which they are responsible, and Parent's progress toward the goals of its strategic plan. In addition:

  •
  Mr. Dickey's bonus reflects the solid financial performance of the U.S. Community Publishing Division, his additional responsibilities in connection with being named the future President and Chief Executive Officer of SpinCo, the successful execution of Parent's all-access content subscription model, and the implementation of several revenue and cost control initiatives.

  •
  Mr. Payne's bonus reflects the completion of deployment and rollout of digital products and services across Parent that resulted in material traffic and user growth and significant performance improvements. He also oversaw increases in mobile and social segments at Pointroll.

  •
  Ms. Wall's bonus reflects the successful resolution of a number of important legal matters she was handling and the leadership role she played in several important governmental relations and industry undertakings. Ms. Wall also served as the company's chief ethics and compliance officer and in 2014 played a key role in integrating the Belo stations.

Long-Term Incentives

              Parent uses equity-based awards to recognize the performance of certain executives who drive the development and execution of its business strategies and goals, including the NEOs during the 2014 fiscal year. The primary purposes of these awards are to further align the executive's interests with those of Parent's shareholders and Parent's longer-term objectives, to drive shareholder return, to foster executive stock ownership and to promote retention. Parent awarded both TSR performance shares and restricted stock units (RSUs) to the NEOs on January 1, 2014.

Performance Shares

              Parent administers a Performance Share Plan based on total shareholder return, in which the NEOs participated during the 2014 fiscal year. Under the Performance Share Plan, Parent may issue shares of Parent common stock (Performance Shares) to senior executives following the completion of a three-year period beginning on the grant date (Incentive Period). Generally, if an executive remains in continuous employment with Parent during the Incentive Period, the number of Performance Shares that the executive will receive will be determined based upon how Parent's total shareholder return (TSR) compares to the TSRs of a peer group of media companies (Parent's TSR Peer Group) during the Incentive Period. By tying the payout of the Performance Shares to Parent's TSR, a purely objective standard, Parent's Committee is aligning executive compensation with shareholders' interests.

              For each grant of Performance Shares, Parent's TSR is ranked against the TSR of each company in the TSR Peer Group over the Incentive Period. Parent's Committee, with assistance from its independent compensation consultant, selected certain media companies to be included in the TSR Peer Group because they have print, digital and/or broadcasting operations and may face similar challenges in transforming their businesses. Parent's TSR Peer Group companies for the grants made on January 1, 2014, for the 2014-2016 Incentive Period, are as follows:

2014 - 2016 TSR Peer Group

A.H. Belo Corporation	Meredith Corporation
AOL Inc.	Monster Worldwide, Inc.
Discovery Communications, Inc.	The New York Times Company
The E. W. Scripps Company	News Corporation
Journal Communications, Inc.	NexStar Broadcasting Group, Inc.
LinkedIn Corporation	ReachLocal, Inc.
The McClatchy Company	Sinclair Broadcast Group
Media General, Inc.	Yahoo! Inc.

              Parent's TSR Peer Group companies for the grants made on January 1, 2013, for the 2013-2015 Incentive Period, are as follows:

2013 - 2015 TSR Peer Group

A.H. Belo Corporation	Monster Worldwide, Inc.
Discovery Communications, Inc.	News Corporation/Twenty-First Century Fox
The E. W. Scripps Company	The New York Times Company
Journal Communications, Inc.	Graham Holdings, Inc.
The McClatchy Company	(formerly The Washington Post Company)
Media General, Inc.	Yahoo! Inc.
Meredith Corporation

              Parent's TSR Peer Group companies for the grants made on January 1, 2012, for the 2012-2014 Incentive Period, are as follows:

2012 - 2014 TSR Peer Group

A.H. Belo Corporation	Meredith Corporation
Belo Corp.	Monster Worldwide, Inc.
Discovery Communications, Inc.	News Corporation/Twenty-First Century Fox
The E. W. Scripps Company	The New York Times Company
Journal Communications, Inc.	Graham Holdings, Inc. (formerly The Washington Post Company)
The McClatchy Company	Yahoo! Inc.
Media General, Inc.

              For additional information regarding Parent's TSR Peer Groups, see "Impact of Certain Transactions on Performance Share Awards Involving TSR Peer Group Members" on page 124 of this information statement.

              For purposes of the Performance Share Plan, a company's TSR equals a fraction, the numerator of which is Parent's stock price change plus the dividends paid on such stock (which are assumed to be reinvested in the stock) from the first day of the Incentive Period to the applicable measurement date, and the denominator of which is Parent's closing stock price on the business day preceding the first day of the Incentive Period.

              For purposes of calculating the number of Performance Shares actually earned by an executive, Parent's TSR is compared to the TSR of each TSR Peer Group company and the number of TSR Peer Group companies whose TSR was exceeded by Parent's TSR will determine the number of Performance Shares that the executive may receive.

              Specifically, for each Incentive Period, Parent's Committee will calculate the number of Performance Shares earned by multiplying the target number of Performance Shares (as specified in the executive's award agreement) by a percentage based upon Parent's 3-year TSR percentile (determined by the number of TSR Peer Group companies whose performance is exceeded by Parent during the Incentive Period).

              The percentages for each Incentive Period are set forth on the following table, with percentiles between the thresholds determined by straight line interpolation:

3 Year TSR v. TSR Peer Group Companies	Resulting Shares Earned (% of Target)
90th percentile or above	200%
70th percentile	150%
50th percentile	100%
30th percentile	50%
Less than 30th percentile	0%

              The average applicable payout percentages at the end of each of the last four quarters in the Incentive Period are used to calculate the number of Performance Shares that an executive earns, so that the calculation does not solely rely upon Parent's stock price on the first day and the last day of the Incentive Period.

              With certain exceptions for terminations due to death, disability, retirement (defined as 65 years of age or at least 55 years of age with at least 5 years of service) or a change in control, Performance Shares generally vest on the expiration of the Incentive Period only if the executive continues to be employed by Parent through the last day of the Incentive Period.

              After the end of the Incentive Period, each executive who is entitled to Performance Shares based on these calculations and the satisfaction of the applicable service and performance requirements will receive a share certificate (or an appropriate book-entry will be made) for the number of Performance Shares that the executive has earned, less withholding taxes. Dividends are not paid or accrued on Performance Shares. Upon a change in control of Parent, Performance Shares will fully vest and an executive will be entitled to receive a number of Performance Shares based on Parent's TSR relative to the TSR of each company in Parent's TSR Peer Group on the date of the change in control, unless the change in control occurs during the first 6 months of an Incentive Period, in which case the executive will receive the target number of Performance Shares set forth in the executive award agreement for that Performance Share grant. For TSR awards granted on or after January 1, 2016, subject to contractual rights in effect on February 24, 2015, the date of adoption of the change in policy by Parent's Committee, a change in control of Parent will only accelerate full vesting of equity awards to executives if the awards are not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company) in connection with the change in control or the recipient has a qualifying termination of employment within two years following the date of the change in control.

              The Performance Share Plan has additional rules that will affect calculations in the event of the bankruptcy or change in control of a TSR Peer Group company during the Incentive Period:

  •
  TSR Peer Group companies that are involved in bankruptcy proceedings (and thus no longer traded on a national securities exchange) during the Incentive Period will remain in the group at a negative 100% TSR;

  •
  TSR Peer Group companies acquired during Year 1 of the Incentive Period will be excluded from all calculations; and

  •
  For TSR Peer Group companies acquired in Years 2 or 3, their TSR position will be fixed above or below Parent's TSR using the average closing price of their stock during the 20 consecutive trading days ending on the trading day immediately preceding the announcement of the acquisition.

              The number of Performance Shares granted to an executive will be reduced if the price of the shares when paid exceeds 300% of the price of the shares on the first day of the Incentive Period. The price of the shares on the first day of the Incentive Period is equal to the closing price of a share of

Parent common stock on the last trading day prior to that date. The price of Parent's shares of common stock on the first day of each Incentive Period are as follows:

Incentive Period	Price of Shares on the First Day of Incentive Period
2012-2014	$13.37
2013-2015	$18.01
2014-2016	$29.58

Impact of Certain Transactions on Performance Share Awards Involving TSR Peer Group Members

              Belo Corp.: Based upon the rules of the Performance Share Plan described above, as a result of Parent's acquisition of Belo Corp. during Year 1 of the 2013-2015 Incentive Period, Belo Corp. has been excluded from Parent's TSR Peer Group companies for the 2013-2015 Incentive Period. In addition, the TSR position of Belo Corp. has been fixed above Parent's TSR for the 2012-2014 Incentive Period based upon the average closing price of Belo Corp. stock during the 20 consecutive trading days ending on June 12, 2013, the trading day immediately preceding the announcement of the acquisition.

              News Corporation: Effective June 28, 2013, News Corporation contributed certain newspaper and other businesses to a new company, "new" News Corporation, and spun-off the new company to its shareholders. Pursuant to the terms of the spin-off, a shareholder of "old" News Corporation, which was renamed Twenty-First Century Fox, received 1/4 share of "new" News Corporation for each share of "old" News Corporation the shareholder owned prior to the spin-off. Accordingly, for each of the 2013-2015 and the 2012-2014 Incentive Periods, the TSR of "old" News Corporation will be calculated by assuming that a share of "old" News Corporation held as of the effective date of the spin-off was converted into one share of Twenty-First Century Fox and a 1/4 share of "new" News Corporation.

2012-2014 TSR Performance

              Parent's total shareholder return for the 2012-2014 Incentive Period was 166%. As of December 31, 2014, comparing Parent's TSR to the TSR of its 2012-2014 TSR Peer Group companies at the end of each of the last four quarters in the 2012-2014 Incentive Period resulted in an average payout percentage of 143% (at quarter end of the first three quarters of 2014 Parent outperformed 9 of its 13 2012-2014 TSR Peer Group companies, and at the end of the last quarter of 2014 Parent outperformed 8 of its 13 2012-2014 TSR Peer Group companies). Accordingly, on February 4, 2015, the executives were awarded a number of Performance Shares equal to 143% of the target number of Performance Shares granted to them in connection with their 2012-2014 awards.

RSUs

              Parent grants RSUs with four-year terms to help retain its executives, including the NEOs during the 2014 fiscal year, over an extended period of time. The four-year term is longer than the three-year term often used by companies for RSU grants. RSUs granted in 2014 and before vested on a "cliff" basis, but beginning January 1, 2015, such grants will generally vest in four equal annual installments, with vested shares being delivered to the executive upon the earliest to occur of (1) the executive's termination of employment, (2) a change in control of Parent and (3) four years after the grant date. Executives are generally entitled to receive a prorated portion of their RSUs upon retirement (defined as 65 years of age or at least 55 years of age with at least 5 years of service), disability or death, and the RSUs will vest fully upon a change in control of Parent.

              For RSU awards granted on or after January 1, 2016 the date of adoption of the change in policy by Parent's Committee, a change in control of Parent will only accelerate full vesting of equity awards to executives if the awards are not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company) in connection with the change in control or the recipient has a qualifying termination of employment within two years following the date of the change in control.

              RSU awards granted on or after January 1, 2016, subject to contractual rights in effect on February 24, 2015, will generally be subject to a minimum vesting period requiring at least one year of service; provided that Parent's Committee may adopt shorter vesting periods or provide for accelerated vesting after less than one year: (1) in connection with terminations of employment due to death, disability, retirement or other circumstances that Parent's Committee determines to be appropriate; (2) in connection with a change in control in which the award is not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company); (3) for grants made in connection with an acquisition by Parent in substitution for pre-existing awards; (4) for new hire inducement awards or off cycle awards; or (5) to comply with existing contractual rights in effect on the date the change in policy was adopted.

Long-Term Equity Awards under the 2014 Program

              For the January 1, 2014 grants, Parent's Committee considered the total long-term equity award target values developed by Parent's President and Chief Executive Officer, Senior Vice President/Chief Human Resources Officer and Vice President/Total Rewards and HR Services. These target values were calculated by multiplying the NEO's base salary by a target percentage, which takes into account:

  •
  the nature and responsibility of the position;

  •
  internal pay equity among positions; and

  •
  Comparative Market Data (as described in more detail in the section above titled "Comparative Market Data"), which showed that the target values recommended by management were generally consistent with those disclosed by the comparator group.

              Based on these factors, management recommended the following total long-term equity award target values for the NEOs:

Executive	2013 Base Salary	Long-Term Award Target Percentage	Total Long-Term Award Target Value
Mr. Dickey	$675,000	200%	$1,350,000
Mr. Payne	$550,000	150%	$825,000
Ms. Wall	$342,500	60%	$205,500
Mr. Zidich	$445,000	70%	$311,500

              Using these long-term equity award target value recommendations as a guideline, Parent's Committee, or in the case of Mr. Zidich, management, approved 2014 total long-term award values for each of the NEOs in December 2013 as shown in the table below. Parent's Committee determined that these long-term equity award values were appropriate given the individual performance of each NEO against his KPIs, the financial performance of Parent and the divisions and operations for which he is responsible, and Parent's progress towards the goals of its strategic plan.

Executive	Total Long Term Award Value
Mr. Dickey	$1,300,000
Mr. Payne	$800,000
Ms. Wall	$215,000
Mr. Zidich	$310,000

              Parent's Committee also considered management's recommendations as to the appropriate allocation of the total target award value for each NEO between Performance Shares and RSUs. Parent's Committee and management believe that having the NEOs receive a higher proportion of their long-term awards as Performance Shares (which are performance-based) rather than RSUs (which are time-based) strengthens the pay for performance aspect of Parent's long-term incentive program. Parent's Committee set allocations for the NEOs that provided for Performance Share awards of up to 65% of the value of the NEO's overall long-term equity award.

              On January 1, 2014, the first day of the 2014-2016 Incentive Period, the long-term equity award value for each NEO was translated into an award of Performance Shares based on the present value per share of the expected payout as calculated using the Monte Carlo valuation method and an award of RSUs based upon Parent's closing stock price on December 31, 2013, as follows:

Executive	Target Performance Shares	RSUs
Mr. Dickey	22,648	17,176
Mr. Payne	13,937	10,570
Ms. Wall	3,169	3,652
Mr. Zidich	4,985	4,681

Benefits and Perquisites

              During the 2014 fiscal year, the NEOs were provided a limited number of personal benefits and perquisites (described in footnote 6 to the Summary Compensation Table). Parent's Committee's objectives in providing these benefits were to provide insurance protection for the NEOs and their families, to enable Parent to attract and retain the best management talent in a competitive marketplace, to complement other compensation components, and to help minimize distractions from the executives' attention to important company initiatives.

              The personal benefits and perquisites Parent provided to the NEOs, including medical, life insurance and disability plans, are generally the same as those offered to other senior executives of Parent. For additional information about these and other post-employment benefits, see the benefits discussion under the "Other Potential Post-Employment Payments" section.

Post-Termination Pay

              Parent sponsors a tax-qualified defined benefit retirement plan, the Gannett Retirement Plan (GRP), and a nonqualified retirement plan, the Gannett Supplemental Retirement Plan (SERP). Parent also offers a tax-qualified defined contribution plan, the Gannett 401(k) Savings Plan (401(k) Plan), as well as a tax-advantaged Deferred Compensation Plan (DCP), a transition plan specifically relating to the proposed spin-off of Parent's publishing business and its affiliated digital platforms, the Gannett Leadership Team Transition Severance Plan (GLT-TSP), and a change-in-control severance plan, the Transitional Compensation Plan (TCP), which together with the GRP and SERP, assist Parent in recruiting and retaining employees and in providing leadership stability and long-term commitment. As discussed further below, the NEOs participated in certain of these plans during their employment with Parent prior to the separation and distribution.

              On August 1, 2008, as part of a comprehensive evaluation of its retirement program, Parent made significant changes to the GRP, SERP, 401(k) Plan and DCP. As discussed in greater detail below, on August 1, 2008, the following changes became effective:

  •
  The benefits for almost all participants in the GRP and SERP were frozen.

  •
  Participants whose benefits were frozen under the GRP and, if applicable, the SERP, commenced receiving higher matching contributions under the 401(k) Plan. Parent also began making additional employer contributions to the 401(k) Plan and/or DCP on behalf of certain employees. The additional employer contributions also apply to employees hired after August 1, 2008.

  •
  Certain employees, including Mr. Dickey, Ms. Wall and Mr. Zidich, continued to accrue benefits under the SERP after August 1, 2008, but at a rate that is one-third less than the pre-August 1, 2008 rate. These employees do not receive the benefit enhancements made to the 401(k) Plan or the DCP.

Gannett Retirement Plan (GRP)

              The GRP provides retirement income to the majority of Parent's U.S.-based employees who were employed before benefits were frozen on August 1, 2008, at which time most participants, including each of the NEOs, ceased to earn additional benefits for compensation or service earned on or after that date. The plan provides benefits for employees based upon years of credited service, and the highest consecutive five-year average of an employee's compensation out of the final ten years of credited service, referred to as final average earnings, or FAE. Subject to Internal Revenue Code limits, compensation generally includes a participant's base salary, performance-based bonuses, and pre-tax contributions to Parent's benefit plans other than the DCP. Until benefits commence, participants' frozen benefits are periodically adjusted to reflect increases in a specified cost-of-living index (i.e., the consumer price index for all urban consumers published by the U.S. Department of Labor Bureau of Statistics for U.S. all items less food and energy).

              Effective January 1, 1998, Parent made a significant change to the GRP for service after that date. Certain employees who were either retirement-eligible or had a significant number of years of service with Parent were "grandfathered" in the plan provisions applicable to them prior to the change (pre-1998 plan provisions). Other employees were transitioned to the post-1997 plan provisions under the GRP.

              The pre-1998 GRP provisions provide for a benefit that is expressed as a monthly annuity at normal retirement equal to a gross benefit reduced by a portion of the participant's Social Security benefit. Generally, a participant's annual gross benefit is calculated by multiplying the participant's years of credited service by specified percentages (generally 2% for each of a participant's first 25 years of credited service and 0.7% for years of credited service in excess of 25) and multiplying such amount by the participant's FAE. Benefits under the pre-1998 GRP provisions are paid in the form of monthly annuity payments for the life of the participant and, if applicable, the participant's designated beneficiary. The pre-1998 GRP provisions provide for early retirement subsidies for participants who terminate employment after attaining age 55 and completing five years of service and elect to commence benefits before age 65. Under these provisions, a participant's gross benefit that would otherwise be paid at age 65 is reduced by 4% for each year the participant retires before age 65. If a participant terminates employment after attaining age 60 with 25 years of service, the participant's gross benefit that would otherwise be paid at age 65 is reduced by 2.5% for each year the participant retires before age 65.

              The post-1997 GRP provisions provide for a benefit under a pension equity formula, which generally expresses a participant's benefit as a current lump sum value based on the sum of annual percentages credited to each participating employee. The percentages increase with years of service, and, in some circumstances, with age. Upon termination or retirement, the total percentages are applied to a participant's FAE resulting in a lump sum benefit value. The pension equity benefit can be paid as either a lifetime annuity or a lump sum.

              The GRP benefit for Mr. Dickey, Ms. Wall and Mr. Zidich is calculated under the post-1997 GRP provisions. However, as noted below, the SERP benefit for Mr. Dickey, Ms. Wall and Mr. Zidich is calculated under the pre-1998 GRP provisions. As of the date of this information statement, Mr. Dickey, Ms. Wall and Mr. Zidich are vested in their GRP benefit, while Mr. Payne is not eligible for GRP benefits.

Gannett Supplemental Retirement Plan (SERP)

              The SERP is a nonqualified retirement plan that provides eligible employees with retirement benefits that cannot be provided under the GRP due to the Internal Revenue Code, which limits the compensation that can be recognized under qualified retirement plans and imposes limits on the amount of benefits which can be paid. For some participants, including Mr. Dickey and Mr. Zidich, the SERP also provides a benefit equal to the difference between the benefits calculated under the pre-1998 GRP formula and the amount they will receive from the GRP under the post-1997 formula. For all SERP participants, the benefit calculated under the applicable SERP formula is reduced by benefits payable from the GRP.

              In conjunction with Parent's decision to freeze benefits under the GRP, Parent also decided to make changes to benefits under the SERP. Generally, SERP participants whose SERP benefits were calculated under the pre-1998 GRP formula will continue to accrue benefits under the SERP. However, their benefits for credited service after August 1, 2008 are calculated at a rate that is one-third less than the pre-August 1, 2008 rate. Mr. Dickey, Ms. Wall and Mr. Zidich were affected by this change. As of the date of this information statement, Mr. Dickey, Ms. Wall and Mr. Zidich are eligible for early retirement under the pre-1998 GRP formula that applies to them under the SERP.

              Effective August 1, 2008, SERP participants whose SERP benefits were not calculated under the pre-1998 GRP formula had their SERP benefits frozen such that they ceased to earn additional benefits for compensation or service earned on or after that date. Until benefits commence, such participants' frozen benefits are periodically adjusted to reflect increases in a specified cost-of-living index.

              SERP benefits are generally paid in the form of a lump sum amount when a participant separates from service or, if later, the date the participant attains age 55, except that payment is accelerated in the event that Parent undergoes a change in control. In order to comply with federal tax laws, an NEO's SERP benefit cannot be paid within the first six months after the participant's separation from service with Parent. As of the date of this information statement, Mr. Dickey, Ms. Wall and Mr. Zidich are fully vested in their SERP benefits. Mr. Payne is not eligible for SERP benefits.

Gannett 401(k) Savings Plan (401(k) Plan)

              Most of Parent's employees based in the United States may participate in the 401(k) Plan, which permits eligible participants to make pre-tax contributions and provides for matching and other employer contributions. Effective August 1, 2008, new participants as well as participants whose benefits have been frozen under the GRP and, if applicable, the SERP, commenced receiving higher matching contributions under the 401(k) Plan. At that time, the matching contribution rate generally increased from 50% of the first 6% of compensation that an employee elects to contribute to the plan to 100% of the first 5% of compensation. Mr. Dickey, Ms. Wall and Mr. Zidich receive matching contributions under the old formula. Parent also makes additional employer contributions to the 401(k) Plan on behalf of certain employees, but none of the NEOs. For purposes of the 401(k) Plan and subject to Internal Revenue Code limits, compensation generally includes a participant's base salary, performance-based bonuses, and pre-tax contributions to Parent's benefit plans. Company contributions under the 401(k) Plan vest 25% after one year of service, 50% after two years of service and 100% after three years of service. As of March 16, 2015 (the date Parent's Proxy Statement was filed), company contributions are 100% vested for Mr. Dickey, Ms. Wall, Mr. Zidich and Mr. Payne.

Gannett Deferred Compensation Plan (DCP)

              Each NEO who participates in the DCP may elect to defer all or a portion of his or her compensation under the DCP, provided that the minimum deferral must be $5,000 for each form of compensation (base salary and bonus) for the year of deferral. The amounts deferred by each NEO are vested and will be deemed invested in the fund or funds designated by such NEO from among a number of funds selected by Parent's Committee.

              Effective August 1, 2008, the DCP was amended to provide for company contributions on behalf of certain employees whose benefits under the 401(k) Plan are capped by Internal Revenue Code rules that limit the amount of compensation that can be taken into account when calculating benefits under a qualified plan. Generally, company contributions to the DCP are calculated by applying the same formula that applies to an employee's matching and additional employer contributions under the 401(k) Plan to the employee's compensation in excess of the Internal Revenue Code compensation limit. However, participants are not required to make elective contributions to the DCP to receive an employer contribution under the DCP. Company contributions under the DCP vest 25% after one year of service, 50% after two years of service and 100% after three years of service. Executives who continue to accrue reduced benefits under the SERP after August 1, 2008, including Mr. Dickey, Ms. Wall and Mr. Zidich during the 2014 fiscal year, do not receive company contributions under the DCP.

              Amounts that a participant elects to defer into the DCP are generally paid at the time and in the form elected by the participant, provided that if the participant terminates employment before attaining age 55 and completing five years of service, benefits are paid in a lump sum amount upon such termination (although for pre-2005 deferrals Parent's Committee may pay such deferrals in five annual installments). The DCP permits participants to receive in-service withdrawals of participant contributions for unforeseeable emergencies and certain other circumstances. Prior to when the deferrals are made, a participant may make a special election as to the time and form of payment for benefits that become payable due to the participant's death or disability if payments have not already commenced, and deferrals will be paid in accordance with such elections under those circumstances. Company contributions to the DCP are generally paid in the form of a lump sum amount when a participant separates from service. The payment of post-2004 company and participant DCP contributions is accelerated in the event that Parent undergoes a change in control.

Gannett Transitional Compensation Plan (TCP)

              The TCP provides severance pay to key executives of Parent, including certain of the NEOs during the 2014 fiscal year, upon a change in control of Parent. The plan provides payments in the event of an involuntary termination without "cause," a voluntary termination for "good reason" or, in the case of executives participating in the TCP before April 15, 2010 (but not those who first participate in the TCP on or after that date), a voluntary termination within 30 days after the first anniversary of the change in control.

              The TCP assures Parent that it would have the continued dedication of, and the availability of objective advice and counsel from, the NEOs and other key executives of Parent notwithstanding the possibility, threat or occurrence of a change in control and promotes the retention and continuity of the NEOs and certain key executives of Parent for at least one year after a change in control. Change in control arrangements also facilitate Parent's ability to attract and retain management as Parent competes for talented employees in a marketplace where such protections are common. See "Change in Control" under "Other Potential-Post Employment Payments." As of December 28, 2014, each of Mr. Dickey, Mr. Payne and Ms. Wall were participants in the TCP, while Mr. Zidich was not a participant.

Gannett Leadership Team Transition Severance Plan (GLT-TSP)

              On August 4, 2014, Parent adopted the Gannett Leadership Team Transition Severance Plan (GLT-TSP). The plan provides severance payments to members of the Gannett Leadership Team (other than the Chief Executive Officer of Parent) in the event of an involuntary termination without "cause" in connection with the separation and distribution that takes place prior to the first anniversary thereof. The separation and distribution will not constitute a change in control under the TCP. The GLT-TSP helps promote continuity and minimize disruption for certain senior executives in connection with the potential spin-off. See "Change in Control" under "Other Potential-Post Employment Payments." As of December 28, 2014, each of Mr. Dickey and Mr. Payne were participants in the GLT-TSP, while Ms. Wall and Mr. Zidich were not participants.

Other Compensation Policies

Change in Control Payments

              In connection with a review of its executive compensation practices, on April 15, 2010, Parent's Committee adopted a policy that (i) Parent will no longer include in new or materially amended agreements entered into by Parent with its executive officers (a) excise tax gross-ups with respect to payments contingent upon a change in control or (b) a modified single trigger for payments contingent upon a change in control, and (ii) any new participant in the Gannett Transitional Compensation Plan (TCP) on or after April 15, 2010 will not be entitled to the benefit of the TCP's excise tax gross-up or modified single trigger provisions. Participants in the TCP and executive officers who entered into agreements with Parent prior to April 15, 2010, including Mr. Dickey and Ms. Wall, were grandfathered into the prior practice and continued to be entitled to the benefit of the excise tax gross-up and modified single trigger provisions in the TCP and such agreements. As of the separation and distribution, however, the grandfathered provisions will no longer apply.

              In addition, as described above, Parent's Committee has approved a change in its policy relating to vesting of equity awards upon a change in control. For awards granted on or after January 1, 2016, subject to contractual rights in effect on February 24, 2015, the date of adoption of the change in policy by Parent's Committee, a change in control of Parent will only accelerate full vesting of equity awards to executives if the awards are not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company) in connection with the change in control or the recipient has a qualifying termination of employment within two years following the date of the change in control.

Recoupment Policy

              Parent has adopted a recoupment or "clawback" policy that applies to cash-based and equity-based incentive compensation awards granted to Parent's employees, including the NEOs. Under the policy, to the extent permitted by applicable law and subject to the approval of Parent's Committee, Parent may seek to recoup any incentive based compensation awarded to any employee subject to the policy, if (1) Parent is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, (2) the fraud or intentional misconduct of an employee subject to the policy contributed to the noncompliance that resulted in the obligation to restate, and (3) a lower award of incentive-based compensation would have been made to the covered employee had it been based upon the restated financial results. The policy is in addition to any other remedies Parent may have, including those available under Section 304 of the Sarbanes-Oxley Act of 2002, as amended.

Hedging, Short-Selling and Pledging Policy

              Parent has adopted a policy that prohibits Parent's employees and directors from purchasing financial instruments that are designed to hedge or offset any fluctuations in the market value of Parent's equity securities they hold, purchasing Parent's shares on margin and selling any securities of Parent "short." The policy also prohibits Parent's directors and executive officers from borrowing against any account in which Parent's equity securities are held or pledging Parent's equity securities as collateral for a loan. These prohibitions apply whether or not such equity securities were acquired through Parent's equity compensation programs.

Tax Considerations

              Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid to a company's Chief Executive Officer and its three other most highly compensated executive officers other than the Chief Financial Officer for any fiscal year. However, Section 162(m) exempts qualifying performance-based compensation from the deduction limit if specified requirements are met. Parent's Committee has structured, and intends to continue to structure, performance-based compensation, including Performance Shares and annual bonuses, to executive officers who may be subject to Section 162(m) in a manner that is intended to satisfy those requirements. For example, in February 2013, Parent's Committee established a limit on NEO annual bonuses based on a percentage of Parent's operating cash flow for the purpose of preserving their deductibility under Section 162(m). However, Parent's Committee reserves the authority to award non-deductible compensation in circumstances as it deems appropriate. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding Parent's efforts, that compensation intended by Parent to satisfy the requirements for deductibility under Section 162(m) does in fact do so. For 2014, $1,148,884 of the compensation paid to Mr. Dickey was not deductible under Section 162(m).

SpinCo Compensation Programs

Generally

              SpinCo's Executive Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for SpinCo's executive compensation program. Until the separation and distribution, Parent's Committee will continue to make certain compensation decisions and take actions regarding the compensation of the NEOs. Following the separation and distribution, such decisions will be made, and related actions taken, by SpinCo's Executive Compensation Committee.

              After the separation and distribution, SpinCo's Executive Compensation Committee will review its executive compensation programs and practices. We believe that Parent's executive compensation programs and practices are effective both at retaining and motivating the NEOs and competitive as compared to compensation programs at peer companies. Accordingly, we expect that SpinCo's initial executive compensation programs and practices will be similar to those in place at Parent immediately prior to the separation and distribution. However, after the separation and distribution, SpinCo's Executive Compensation Committee will continue to evaluate its compensation and benefit programs and may make adjustments as necessary to meet prevailing business needs. After the separation, the SpinCo Executive Compensation Committee will develop a process for establishing performance goals that provide appropriate incentives to the SpinCo executives officers following the separation and distribution and will evaluate the relevance of peer data and determine the appropriate peer group, if any, for SpinCo following the separation and distribution.

              In connection with the separation and distribution, we plan to adopt an equity incentive plan under which various awards in respect of SpinCo common stock may be granted to SpinCo employees and directors, the expected terms of which are described below. We also plan to adopt stock ownership guidelines in connection with the separation and distribution.

              In addition, following the separation and distribution, SpinCo is expected to maintain various other executive compensation plans that are substantially the same as the corresponding compensation plans maintained by Parent prior to the separation and distribution until at least December 31, 2015 (or in the case of the SpinCo GLT-TSP, the first anniversary of the distribution date). These plans include a supplemental retirement plan that is based on the Parent SERP (as described on page 128), a deferred compensation plan that is based on the Parent DCP (as described on page 129), and executive life and medical insurance plans that are based on the corresponding Parent plans (as described on page 126 and under the "Other Potential Post-Employment Payments" section). These plans also include executive severance plans that are based on the Parent TCP and Parent GLT-TSP (each as described above on page 130), provided that the SpinCo TCP will not include grandfathered provisions from the Parent TCP relating to excise tax gross-ups and modified single trigger terminations.

              Each of the SpinCo 2015 Deferred Compensation Plan (Rules for Pre-2005 Deferrals), the SpinCo 2015 Deferred Compensation Plan (Rules for Post-2004 Deferrals), the SpinCo Supplemental Executive Retirement Plan, the SpinCo Supplemental Executive Medical Plan, the SpinCo Supplemental Executive Medical Plan for Retired Executives, the SpinCo 2015 Key Executive Life Insurance Plan (and the related form of participation agreement), the SpinCo 2015 Transitional Compensation Plan and the SpinCo Gannett Leadership Team Transition Severance Plan are filed as Exhibit 10.5 through 10.13, respectively to the registration statement on Form 10 of which this information statement is a part.

SpinCo 2015 Omnibus Incentive Compensation Plan

              Introduction.    Prior to the separation and distribution, SpinCo will adopt the SpinCo 2015 Omnibus Incentive Compensation Plan (the "Spinco Omnibus Plan"). Parent, as SpinCo's sole stockholder, will approve the SpinCo Omnibus Plan prior to the distribution date, and the SpinCo Omnibus Plan will become effective on the distribution date. The following description is a summary of certain terms of the SpinCo Omnibus Plan. This summary is qualified in its entirety by reference to the full text of the SpinCo Omnibus Plan, which is filed as Exhibit 10.14 to the registration statement on Form 10 of which this information statement is a part, which will be incorporated by reference into this information statement. The terms of the SpinCo Omnibus Plan that will be in effect following the separation and distribution have not yet been finalized; changes to the SpinCo Omnibus Plan, some of which may be material, may be made prior to the separation and distribution.

              Purpose.    The purpose of the SpinCo Omnibus Plan is to benefit and advance the interests of SpinCo and its subsidiaries and affiliates by making annual and long-term incentive compensation awards to certain employees and directors of SpinCo and its subsidiaries and affiliates as an additional incentive for them to make contributions to SpinCo's financial success.

              Administration.    The SpinCo Omnibus Plan will be administered by SpinCo's Executive Compensation Committee. SpinCo's Executive Compensation Committee will be comprised entirely of independent directors. Subject to the terms of the SpinCo Omnibus Plan, SpinCo's Executive Compensation Committee may grant awards under the SpinCo Omnibus Plan; establish the terms and conditions of those awards; construe and interpret the SpinCo Omnibus Plan and any agreement or instrument entered into under the SpinCo Omnibus Plan; establish, amend or waive rules and regulations for the SpinCo Omnibus Plan's administration; amend the terms and conditions of any outstanding award as provided in the SpinCo Omnibus Plan; and take all other actions it deems necessary for the proper operation or administration of the SpinCo Omnibus Plan. SpinCo's Executive Compensation Committee may delegate its authority under the SpinCo Omnibus Plan, subject to certain limitations.

              Eligibility.    Awards may be granted to employees of SpinCo, its subsidiaries and affiliates, and directors of SpinCo. SpinCo's Executive Compensation Committee decides who should receive awards and what kind of awards they should receive. The SpinCo Omnibus Plan does not limit the number of employees and affiliates who may receive awards.

              Authorized Number of Shares.    The SpinCo Omnibus Plan initially reserves 11 million shares of SpinCo common stock for issuance. The maximum number of shares for which Awards may be granted under this Plan to any non-employee Director in any calendar year shall be 50,000 shares of SpinCo common stock.

              Share Counting/Reacquired Shares.    For purposes of counting the number of shares available for the grant of awards under the SpinCo Omnibus Plan, shares of SpinCo common stock delivered (whether by actual delivery, attestation, or net exercise) to SpinCo by a participant to (1) purchase shares of SpinCo common stock upon the exercise of an award, or (2) satisfy tax withholding obligations (including shares retained from the award creating the tax obligation) shall not be added back to the number of shares available for future awards. In addition, shares of SpinCo common stock repurchased by SpinCo in the open market using the proceeds from the exercise of an award will not be added back to the number of shares available for future awards. If any award under the SpinCo Omnibus Plan is terminated, surrendered, canceled or forfeited, or if an award is settled in cash, the unused shares of SpinCo common stock covered by such award will again be available for grant under the SpinCo Omnibus Plan, subject, however, in the case of incentive stock options, to any limitations under the Internal Revenue Code.

              Types of Awards.    SpinCo's Executive Compensation Committee may grant the following types of awards under the SpinCo Omnibus Plan: stock options, stock appreciation rights, restricted stock, stock awards, restricted stock units, performance shares, performance units and other equity-based and cash-based awards. Each type of award is subject to a maximum limit on the grant that may be made to any one participant in a fiscal year.

              Stock Options.    A stock option is the right to purchase one or more shares of SpinCo common stock at a specified price, as determined by SpinCo's Executive Compensation Committee. SpinCo's Executive Compensation Committee may grant non-qualified stock options and incentive stock options. A stock option is exercisable at such times and subject to such terms and conditions as SpinCo's Executive Compensation Committee determines. No more than 1,000,000 shares of SpinCo common stock subject to stock options may be granted to any participant in a fiscal year. The exercise price of a stock option will not be less than 100% of the fair market value of a share of SpinCo common stock on the date that the option is granted. No option will remain exercisable beyond 10 years after its grant date. Incentive stock options may only be granted to employees of SpinCo or its affiliates or subsidiaries (provided that the affiliate or subsidiary is a type of entity whose employees can receive such options under the tax rules that apply to such awards), and the maximum number of shares that may be issued under incentive stock options cannot exceed 5,000,000.

              Stock Appreciation Rights.    A stock appreciation right ("SAR") is a right to receive an amount in any combination of cash or SpinCo common stock (as determined by SpinCo's Executive Compensation Committee) equal in value to the excess of the fair market value of the shares covered by such SAR on the date of exercise over the aggregate exercise price of the SAR for such shares. SARs may be granted freestanding or in tandem with related options. The exercise price of a SAR granted in tandem with an option will be equal to the exercise price of the related option, and may be exercised for all or part of the shares covered by such option upon surrender of the right to exercise the equivalent portion of the related option. The exercise price of a freestanding SAR will be not less than the fair market value of a share of SpinCo common stock on the date the SAR is granted. No SAR will remain exercisable beyond 10 years after its grant date. No more than 1,000,000 shares of SpinCo common stock may be granted in the form of SARs to any participant in a fiscal year.

              Restricted Stock/Stock Awards.    Restricted stock is an award of SpinCo common stock that is subject to a substantial risk of forfeiture for a period of time and such other terms and conditions as SpinCo's Executive Compensation Committee determines. A stock award is an award of SpinCo common stock that is not subject to such a risk of forfeiture, but which may be subject to such other terms and conditions as SpinCo's Executive Compensation Committee determines. No more than 500,000 shares of SpinCo common stock may be granted to any participant in a fiscal year pursuant to stock awards or awards of restricted stock.

              Restricted Stock Units.    A restricted stock unit is an award whose value is based on the fair market value of SpinCo common stock and whose payment is conditioned on the completion of specified service requirements and such other terms and conditions as SpinCo's Executive Compensation Committee may determine. Payment of earned restricted stock units may be made in a combination of cash or shares of SpinCo common stock (as determined by SpinCo's Executive Compensation Committee). The maximum aggregate grant of restricted stock units or performance shares that may be awarded to any participant in any fiscal year shall not exceed 500,000 shares of SpinCo common stock.

              Performance Units/Shares and Cash-Based Awards.    Performance Units/Shares and Cash Based Awards are other equity-type or cash-based awards that may be granted to participants. These awards may be valued in whole or in part by reference to, or are otherwise based on, the fair market value of SpinCo common stock or other criteria established by SpinCo's Executive Compensation Committee and the achievement of performance goals. These awards are subject to such terms and conditions as

SpinCo's Executive Compensation Committee determines. Performance goals may include a service requirement. Payment of earned performance units/shares and cash-based awards may be made in any combination of cash or shares of SpinCo common stock (as determined by SpinCo's Executive Compensation Committee) that have an aggregate fair market value equal to the value of the earned awards at the close of the applicable performance period. The maximum aggregate grant of performance shares or restricted stock units that may be awarded to any participant in any fiscal year shall not exceed 500,000 shares of SpinCo common stock. The maximum aggregate amount of performance units or cash-based awards that may be awarded to any participant in any fiscal year shall not exceed $10,000,000.

              Adjustments.    In the event of a change in the outstanding shares of SpinCo common stock due to a stock split, stock dividend, recapitalization, merger, consolidation, spin-off, reorganization, repurchase or exchange of SpinCo common stock or other securities, or other corporate transaction or event, SpinCo's Executive Compensation Committee shall take certain actions to prevent the dilution or enlargement of benefits under the SpinCo Omnibus Plan. These actions include adjusting (1) the number of shares of SpinCo common stock that may be issued under the SpinCo Omnibus Plan (including the authorized share limitations); (2) the number of shares or price of shares subject to outstanding awards; and (3) the consideration to be paid upon the grant or exercise of any award.

              Change in Control.    Generally, in the event of a change in control of SpinCo, as defined in the SpinCo Omnibus Plan, unless otherwise specified in the award agreement, outstanding awards will not be subject to accelerated vesting unless (a) they are not continued or assumed in connection with the change in control or (b) the holder has a qualifying termination of employment, as defined in the applicable award agreement, within two years following the change in control. If either condition described in (a) or (b) is satisfied, (1) all outstanding options and SARs will become immediately exercisable in full during their remaining term; (2) all restriction periods and restrictions imposed on non-performance based restricted stock awards will lapse; (3) all outstanding awards of performance-based restricted stock, performance units and performance shares will vest and be paid assuming achievement of all relevant target performance goals; (4) all restricted stock units will vest and be paid; and (5) all outstanding cash-based awards will vest and be paid (and, in the case of performance-based cash-based awards, based on an assumed achievement of all relevant target performance goals).

              Performance Measures/Section 162(m).    The SpinCo Omnibus Plan permits SpinCo's Executive Compensation Committee to make awards that are intended to be exempt from the deduction limitations under Section 162(m) because they satisfy the requirements of performance-based compensation. The SpinCo Omnibus Plan lists the performance measures SpinCo's Executive Compensation Committee may use to make performance-based awards under Section 162(m). These performance measures include: (1) earnings per share (basic or diluted); (2) income before income taxes; (3) income from continuing operations; (4) net income or net income attributable to SpinCo; (5) operating income; (6) cash flow from operating activities, operating cash flow (defined as operating income plus non-cash charges for depreciation, amortization and impairment of operating assets) or free cash flow; (7) EBITDA, or net income attributable to SpinCo, before interest, taxes, depreciation/amortization; (8) return measures (including, but not limited to, return on assets, equity, capital or investment); (9) cash flow return on investments, which equals net cash flows divided by owner's equity; (10) internal rate of return or increase in net present value; (11) dividend payments; (12) gross revenues; (13) gross margins; (14) operating measures such as trends in digital metrics, circulation, television ratings and advertising measures; (15) internal measures such as achieving a diverse workforce; (16) share price (including, but not limited to, growth measures and total shareholder return) and market value; and (17) debt (including, but not limited to, measures such as debt (book value or face value) outstanding and debt to earnings before interest, taxes, depreciation and amortization). This wide range of potential performance goals ensures that SpinCo can readily adapt to changing business needs. The performance goals SpinCo's Executive Compensation Committee establishes for the performance measures described above which are based on operating results shall be adjusted to take into account the effects of "Extraordinary Items" (as defined in the plan document), unless SpinCo's Executive Compensation Committee determines otherwise at the time the performance goals are established.

              Any of the above measures may be compared to peer or other companies. Additionally, performance measures may be set either at the consolidated level, segment level, division level, group level, or the business unit level and performance measures may be measured either annually or cumulatively over a period of years, on an absolute basis or relative to pre-established targets, to a previous year's results or to a designated comparison group, in each case as specified by SpinCo's Executive Compensation Committee.

              Corporate Governance Provisions.    The SpinCo Omnibus Plan contains several other provisions intended to make sure that awards under the SpinCo Omnibus Plan comply with established principles of corporate governance. These provisions include:

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  No Discounted Stock Options or Stock Appreciation Rights.  Absent shareholder approval, stock options and stock appreciation rights may not be granted with an exercise price of less than the fair market value of the SpinCo common stock on the date the stock option or stock appreciation right is granted.

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  No Stock Option or Stock Appreciation Rights Repricings.  Stock options and stock appreciation rights may not be repriced absent shareholder approval. This provision applies to both direct repricings—lowering the exercise price of an outstanding stock option or stock appreciation right—and indirect repricings—canceling an outstanding stock option or stock appreciation right and granting a replacement stock option or stock appreciation right with a lower exercise price.

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  No Evergreen Provision.  The SpinCo Omnibus Plan does not contain an "evergreen provision"—there is no automatic provision to replenish the shares of SpinCo common stock authorized for issuance under the SpinCo Omnibus Plan.

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  No Cash Buyouts of Underwater Stock Options.  The SpinCo Omnibus Plan does not permit cash buyouts of underwater stock options without shareholder approval.

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  Minimum Vesting Period.  The SpinCo Omnibus Plan mandates a one year minimum vesting period for employee equity incentive awards that are paid and vest solely based on service; provided that SpinCo's Executive Compensation Committee may adopt shorter vesting periods or provide for accelerated vesting after less than one year: (1) in connection with terminations of employment due to death, disability, retirement or other circumstances that SpinCo's Executive Compensation Committee determines to be appropriate; (2) in connection with a change in control in which the award is not continued or assumed (e.g., the awards are not equitably converted or substituted for awards of the successor company); (3) for grants made in connection with an acquisition by SpinCo in substitution for pre-existing awards; (4) for new hire inducement awards or off cycle awards; or (5) to comply with existing contractual rights in effect on the date the SpinCo Omnibus Plan was adopted.

              Substitute Awards and Adjusted Awards.    Substitute awards or adjusted awards may be granted under the SpinCo Omnibus Plan under certain circumstances (for example, awards originally granted under the Parent Omnibus Plan that were converted into awards in respect of SpinCo common stock in connection with the separation and distribution or a subsequent spin-off, merger, or acquisition) in which case certain of the limits and rules discussed above may not apply to such substitute or adjusted awards.

              Transferability of Awards.    Except as otherwise provided in an award agreement, awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution. Except as otherwise provided in an award agreement, during the life of the participant, awards are exercisable only by the participant or such participant's legal representative.

              Provisions for Foreign Participants.    SpinCo's Executive Compensation Committee may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the SpinCo Omnibus Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefits or other matters.

              Amendment and Termination.    SpinCo's Executive Compensation Committee may amend or terminate the SpinCo Omnibus Plan at any time, but no such amendment or termination may adversely affect in any material way the rights of a participant with respect to an outstanding award without that participant's consent. No awards may be granted on or after 10 years from the date the SpinCo Omnibus Plan was adopted. Shareholder approval is required for certain amendments to the SpinCo Omnibus Plan.

              Federal Income Tax Aspects of the SpinCo Omnibus Plan

              This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the SpinCo Omnibus Plan based on existing U.S. federal income tax laws as of the date of this registration statement. This summary provides only the basic tax rules and is not intended as, and should not be relied upon, as tax guidance for participants in the SpinCo Omnibus Plan. It does not describe the implications, if any, of a number of special tax rules, including, without limitation, the alternative minimum tax, the golden parachute tax rules under Sections 280G and 4999 of the Internal Revenue Code, and foreign, state and local tax laws. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Internal Revenue Code regarding nonqualified deferred compensation. Changes to the tax laws could alter the tax consequences described below.

              Incentive Stock Options.    The grant of an incentive stock option will not be a taxable event for the participant or for SpinCo. A participant will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). SpinCo will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below. For the exercise of an option to qualify for the foregoing tax treatment, the participant generally must exercise the option while the participant is our employee or an employee of our subsidiary or, if the participant has terminated employment, no later than three months after the participant terminated employment.

              If all of the foregoing requirements are met except the holding period requirement mentioned above, the participant will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale).

              The balance of the realized gain, if any, will be capital gain. SpinCo will generally be allowed a business expense deduction when and to the extent the participant recognizes ordinary income, subject to the restrictions of Section 162(m) of the Internal Revenue Code.

              Non-Qualified Options.    The grant of a non-qualified stock option will not be a taxable event for the participant or SpinCo. Upon exercising a non-qualified option, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the participant will have a taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). Subject to the restrictions of Section 162(m) of the Internal Revenue Code, SpinCo will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

              Stock Appreciation Rights.    There are no immediate tax consequences of receiving an award of stock appreciation rights under the SpinCo Omnibus Plan. Upon exercising a stock appreciation right, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, SpinCo will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

              Restricted Stock/Stock Awards.    A participant who is awarded restricted stock will not recognize any taxable income for federal income tax purposes at the time of grant, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Internal Revenue Code to recognize ordinary income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as ordinary income to the participant and will be taxable in the year the restrictions lapse. A participant who is awarded shares that are not subject to a substantial risk of forfeiture will recognize ordinary income equal to the fair market value of the shares on the date of the award. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, SpinCo will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

              Restricted Stock Units, Performance Units/Shares and Cash-Based Awards.    The taxation of these awards will depend on the specific terms of the award. Generally, the award of Restricted Stock Units, Performance Units/Shares and Cash-Based Awards will have no federal income tax consequences for SpinCo or for the participant. Generally, the payment of the award is taxable to a participant as ordinary income. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, SpinCo will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Letter Agreement with Robert J. Dickey

              SpinCo entered into a letter agreement with Mr. Dickey in connection with his appointment as President and Chief Executive Officer of SpinCo. The letter agreement entitles Mr. Dickey to an annual base salary of $895,000, a target annual bonus of 125% of his annual base salary and an annual long-term incentive compensation opportunity of 300% of his annual base salary. In addition, as soon as practicable after the separation and distribution, Mr. Dickey will receive a one-time grant of restricted stock units of SpinCo under the SpinCo Omnibus Plan with a grant date fair value of approximately $350,000, which awards will vest annually in 25% increments commencing on December 31, 2015 and a promotional cash bonus of $150,000. Mr. Dickey's letter agreement further provides that he will be eligible to participate in the SpinCo 2015 Transitional Compensation Plan (or a successor plan or arrangement under which he would be eligible for a severance payment based on at least the product of (a) 3 multiplied by (b) the sum of his base salary and bonus) and the SpinCo Gannett Leadership Team Transition Severance Plan (or a successor plan or arrangement under which he would be eligible for a severance payment based on at least the product of (a) 3 multiplied by (b) his base salary). In addition, upon Mr. Dickey's retirement, death, full disability or termination other than for "cause," he will vest 100% (rather than pro-rata) in his long-term incentive awards granted after the date of his letter agreement (with any applicable performance goals determined based on actual results over the full term of the performance period). The letter agreement with Mr. Dickey is filed as Exhibit 10.15 to the registration statement on Form 10 of which this information statement is a part.

Letter Agreement with Alison K. Engel

              Parent entered into a letter agreement with Ms. Engel setting forth the terms of her employment in connection with her promotion to Senior Vice President and Chief Financial Officer of SpinCo. The letter agreement entitles Ms. Engel to an annual base salary of $480,000, a target annual bonus of 75% of her annual base salary and an annual long-term incentive compensation opportunity of 150% of her annual base salary. In addition, at the time of her hiring, Ms. Engel received a one-time grant of restricted stock units of Parent with a grant date fair value of approximately $300,000 (which award is expected to convert into restricted stock units in respect of SpinCo common stock) and a sign-on cash bonus of $150,000. The letter agreement with Ms. Engel is filed as Exhibit 10.16 to the registration statement on Form 10 of which this information statement is a part.

Letter Agreement with John M. Zidich

              Parent entered into a letter agreement with Mr. Zidich setting forth the terms of his employment in connection with his promotion to President of US/Domestic Publishing of SpinCo. The letter agreement entitles Mr. Zidich to an annual base salary of $600,000, a target annual bonus of 75% of his annual base salary and an annual long-term incentive compensation opportunity of 150% of his annual base salary. In addition, Mr. Zidich is entitled to a one-time relocation bonus of $50,000 and reimbursement of certain relocation costs. The letter agreement with Mr. Zidich is filed as Exhibit 10.17 to the registration statement on Form 10 of which this information statement is a part.

Employment and Separation Agreement with David A. Payne

              Parent entered into an employment and separation agreement with Mr. Payne in connection with the separation and distribution, which contemplates that Mr. Payne will remain employed by SpinCo until January 4, 2016 or such later date as the parties may subsequently agree. The agreement provides that Mr. Payne will serve as Chief Product Officer of SpinCo, and will be entitled to an annual base salary of $580,000 and a target annual bonus of 75% of his annual base salary. Upon Mr. Payne's termination of employment either on January 4, 2016 (or such later date as the parties may subsequently agree) or prior to such date by Mr. Payne for good reason, by SpinCo without cause, or due to death or disability, subject to the execution of a release of claims, Mr. Payne would be entitled to (a) a lump sum cash severance payment equal to $507,500 (representing six months of base salary and half of his target annual bonus), (b) full vesting of any equity awards that would have become vested on or before January 1, 2016 and (c) a full year 2015 annual bonus, which will be no less than 80% of the average of his three most recent annual bonuses as of the termination date. The employment and separation agreement with Mr. Payne is filed as Exhibit 10.18 to the registration statement on Form 10 of which this information statement is a part.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)(5)	All Other Compensation ($)(6)	Total ($)
Robert J. Dickey	2014	675,000	750,000	1,299,989	1,164,316	109,022	3,998,327
President and Chief	2013	675,000	600,000	1,374,995	0	109,115	2,759,110
Executive Officer	2012	612,981	650,000	1,208,769	1,189,139	125,612	3,786,501
David A. Payne	2014	565,000	415,000	799,988		80,647	1,860,635
Chief Product Officer	2013	550,000	415,000	827,002		81,312	1,873,314
	2012	525,000	435,000	761,526		123,543	1,845,069
Barbara W. Wall	2014	356,500	230,000	214,976	561,601	19,099	1,382,176
SVP/Chief Legal Officer	2013	342,500	205,000	208,002		18,505	774,007
	2012	323,654	190,000	199,988		18,669	732,311
John M. Zidich	2014	445,000	235,000	309,990	729,377	17,443	1,736,810
President/US Domestic	2013	445,000	225,000	280,015		17,446	967,461
Publishing	2012	429,231	229,609	298,311		17,245	974,396

(1)
The amount reported in this column for the change in pension value for Mr. Dickey in 2014 is significantly higher than the amount reported for 2013. A significant portion of the 2014 increase relates to a significant decrease in the annual discount rate (reflecting a year over year decrease in the yields of high quality, fixed income investments as of the end of the fiscal year) required to be used to calculate pension values for proxy reporting purposes (from 4.70% in 2013 to 3.95% in 2014). See footnote 5 below for more detail.

(2)
The amount reported in this column for Mr. Dickey in 2012 reflects a reduction of salary as a result of Parent's furlough and salary reduction program in the equivalent amount of one week's salary (about 2%).

(3)
See the "Compensation Discussion and Analysis" section for a discussion of how the bonus amounts were determined.

(4)
Amounts in this column represent the aggregate grant date fair value of Performance Share and RSU awards computed in accordance with Accounting Standards Codification 718, Compensation—Stock Compensation ("ASC 718") based on the assumptions set forth in note 10 to Parent's 2014 audited financial statements. These are not amounts paid to or realized by the NEO. There can be no assurance that the ASC 718 amounts shown in this column will ever be realized by an executive officer. The value of grants of Performance Shares reflected above have been calculated assuming the target level of performance is met, which we consider to be the most probable outcome. Assuming grants of Performance Shares were calculated and assuming the maximum level of performance was met, the amounts shown in this column would be for Mr. Dickey: 2014: $2,144,986; 2013: $2,268,746; and 2012: 2,021,262; for Mr. Payne: 2014: $1,319,978; 2013: $1,364,548; and 2012: $1,273,404; for Ms. Wall: 2014: $333,211; 2013: $322,204; and 2012: $309,983 and for Mr. Zidich: 2014: $495,980; 2013: $476,025; and 2012: $484,314.

(5)
Amounts in this column represent the aggregate increase, if any, of the accumulated benefit liability relating to the NEO under the GRP and the SERP in the applicable fiscal year. Amounts are calculated by comparing values as of the pension plan measurement date used for Parent's financial statements for the applicable fiscal years. This includes the value of any additional service accrued, the impact of any compensation increases received, the impact of any plan amendments made during the period, and growth attributable to interest, if applicable. Parent uses the same assumptions it uses for financial reporting under generally accepted accounting principles with the exception of retirement age, pre-retirement mortality and probability of terminating employment prior to retirement. The assumed retirement age for the above values is the earliest age at which an executive could retire without any benefit reduction due to age. The above values are calculated assuming each NEO survives to the assumed retirement age. To the extent the assumptions used for reporting changed from the prior year to the current year, the impact is reflected in the above values. For example, during 2013, the accounting discount rates for GRP and SERP reporting increased, which negatively impacted pension values, while in 2014, the accounting discount rates for GRP and SERP reporting decreased, which positively impacted pension values. The 2013 amount shown for Mr. Dickey does not reflect the year over year decrease in the aggregate value of his pension of $25,584.

(6)
Amounts for 2014 reported in this column include (i) annual life insurance premiums paid by Parent for Mr. Dickey in the amount of $43,880; (ii) matching contributions to the 401(k) for Mr. Dickey, Ms. Wall and Mr. Zidich in the amount of $7,800, and for Mr. Payne; (iii) premiums paid by Parent for supplemental medical coverage for Mr. Dickey and Ms. Wall; (iv) a company-provided automobile (beginning in 2012, Parent no longer provides this benefit to new senior executives); (v) legal and financial services for Mr. Dickey and Mr. Payne; (vi) Gannett Foundation grants to eligible charities recommended by Mr. Dickey and Mr. Payne of up to $15,000 annually (beginning in 2013, Parent no longer provides this benefit to new senior executives); and (vii) premiums paid by Parent for travel accident insurance. The NEOs also occasionally receive tickets to sporting events for personal use if the tickets are not needed for business use, for which Parent does not incur incremental costs.

GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date(1)	Committee Meeting Date	Threshold (#)	Target (#)	Maximum (#)
Robert J. Dickey	1/1/14	12/9/13	12,003	22,648	45,296		844,997
	1/1/14	12/9/13				17,176	454,992
David A. Payne	1/1/14	12/9/13	7,387	13,937	27,874		519,989
	1/1/14	12/9/13				10,570	279,999
Barbara W. Wall	1/1/14	12/9/13	1,680	3,169	6,338		118,250
	1/1/14	12/9/13				3,652	96,750
John M. Zidich	1/1/14	12/9/13	2,642	4,985	9,970		185,990
	1/1/14	12/9/13				4,681	124,000

(1)
See the "Compensation Discussion and Analysis" section for a discussion of the timing of various pay decisions.

(2)
These share numbers represent the threshold, target and maximum Performance Share awards under the Performance Share Plan for the 2014-2016 Incentive Period. The threshold award is 53% of the target Performance Share award, and the maximum award is 200% of the target Performance Share award.

(3)
The RSU grants under the Parent 2010 Plan reported in this column generally vest in full on the fourth anniversary of the grant date, at which time each NEO will receive an equivalent number of shares of Parent stock.

(4)
The full grant date fair value was computed in accordance with ASC 718, based on the assumptions set forth in note 10 to Parent's 2014 audited financial statements. There can be no assurance that the ASC 718 amounts shown in the table will ever be realized by an executive officer. Amounts shown for grants of Performance Shares have been calculated assuming the target level of performance is met.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised Options (#) Exercisable	Number of securities underlying unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)
Robert J. Dickey	20,000			61.26	2/27/2015
	18,000			29.98	12/7/2015
	20,000			31.75	2/26/2016
	40,000			15.00	2/23/2018
	78,750	26,250	(1)	16.23	2/22/2019
						32,723	(2)	1,039,282
						32,407	(3)	1,029,246
						17,176	(4)	545,510
									44,421	(5)	1,410,811
									22,648	(6)	719,300
David A. Payne	27,000			14.87	12/10/2018
						20,615		654,732
						19,492		619,066
						10,570		335,703
									26,717		848,532
									13,937		442,639
Barbara W. Wall	3,600			35.84	12/07/2015	6,731		213,777
	4,500			15.69	12/10/2018	6,303		200,183
						3,652		115,998
									5,686		180,587
									3,169		100,647
John M. Zidich	6,600			35.84	12/07/2015
	5,000			13.16	12/11/2017
	10,500			15.69	12/10/2018
						9,274		294,542
						5,657		179,666
						4,681		148,669
									9,742		309,406
									4,985		158,324

(1)
The unvested portion of these SOs vested on February 23, 2015.

(2)
These RSUs will vest on December 31, 2015. The value of these RSUs is based on the product of the number of RSUs multiplied by $31.76, the closing price of a share of Parent stock on December 26, 2014. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer.

(3)
These RSUs will vest on December 31, 2016. The value of these RSUs is based on the product of the number of RSUs multiplied by $31.76, the closing price of a share of Parent stock on December 26, 2014. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer.

(4)
These RSUs will vest on December 31, 2017. The value of these RSUs is based on the product of the number of RSUs multiplied by $31.76, the closing price of a share of Parent stock on December 26, 2014. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer.

(5)
These share numbers represent the target Performance Share awards under the Performance Share Plan for the 2013-2015 Incentive Period. If the performance conditions are met, these Performance Shares are eligible to vest on December 31, 2015. The value of these Performance Shares is estimated assuming the target number of Performance Shares is earned and multiplying the target number of Performance Shares by $31.76, the closing price of a share of Parent stock on December 26, 2014. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer.

(6)
These share numbers represent the target Performance Share awards under the Performance Share Plan for the 2014-2016 Incentive Period. If the performance conditions are met, these Performance Shares are eligible to vest on December 31, 2016. The value of these Performance Shares is estimated assuming the target number of Performance Shares is earned and multiplying the target number of Performance Shares by $31.76, the closing price of a share of Parent stock on December 26, 2014. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer.

OPTION EXERCISES AND STOCK VESTED

	Option Awards
			Stock Awards
	Number of Shares Acquired on Exercise (#)
Name		Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Robert J. Dickey	80,000	1,156,880	127,285	4,153,824
David A. Payne	23,000	335,324	76,840	2,510,025
Barbara W. Wall	0	0	18,140	591,324
John M. Zidich	0	0	25,837	845,556

(1)
These share amounts include RSUs that vested in their entirety on December 10, 2014, the fourth anniversary of their December 10, 2010 grant date and Performance Shares that vested based on the results of the 2012-2014 Incentive Period, which ended December 31, 2014.

(2)
These amounts equal the product of the number of vested RSU shares multiplied by $31.91, the closing price of a share of Parent stock on December 10, 2014, the vesting date, plus the product of the number of Performance Shares earned for the 2012-2014 Incentive Period, which ended December 31, 2014, multiplied by $33.03, the closing price of a share of Parent stock on February 4, 2015, the payout date for the 2012-2014 Incentive Period.

PENSION BENEFITS

              The table below shows the actuarial present value as of December 28, 2014 of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each, under each of the Gannett Retirement Plan, or GRP, and the Gannett Supplemental Retirement Plan, or SERP, in each case determined using assumptions consistent with those used in Parent's financial statements, except with respect to pre-retirement mortality, probability of turnover prior to retirement and retirement age. The table below reflects an assumed retirement age of 65 for Mr. Dickey and Mr. Zidich (with the pension amount taking into account only pay and service earned through December 28, 2014). These reflect payment at the earliest point in time at which benefits are available without any reduction for age. Information regarding the GRP and SERP can be found in the "Compensation Discussion and Analysis" section under the heading "Post-Termination Pay."

Name	Plan Name	Number of years credited service (#)		Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Robert J. Dickey	GRP	18.75	(1)	297,670	0
	SERP	25.17		4,744,152	0
David A. Payne	GRP	N/A		N/A	0
	SERP	N/A		N/A	0
Barbara W. Wall	GRP	23.33		385,732	0
	SERP	29.75		2,183,494	0
John M. Zidich	GRP	30.58		488,565	0
	SERP	37.00		3,104,543	0

(1)
Mr. Dickey, Ms. Wall and Mr. Zidich have fewer years of credited service under the GRP than under the SERP. As discussed in the description of the GRP beginning on page 127, participants in the GRP ceased accruing credit for additional years of service after the GRP was frozen on August 1, 2008. Mr. Dickey, Ms. Wall and Mr. Zidich continue to accrue benefits under the SERP at a reduced rate (as described in the discussion of the SERP found in the "Compensation Discussion and Analysis" section of this information statement) based on actual years of service. Parent does not generally provide additional pension service credit to any executive for years not actually worked. Mr. Payne never participated in the pension plans of the Company.

NON-QUALIFIED DEFERRED COMPENSATION

                The Gannett Deferred Compensation Plan, or DCP, is a non-qualified plan that allows Parent executives to defer all or a portion of their compensation. Participant contributions that are not treated as if invested in Parent's stock are generally distributed in cash, and amounts that are treated as if invested in Parent's stock are generally distributed in shares of stock or cash, at Parent's election. Effective August 1, 2008, the DCP also provides for Parent contributions for certain participants. Information regarding the DCP can be found in the "Compensation Discussion and Analysis" section under the heading "Post-Termination Pay."

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate earnings in Last FY ($)	Aggregate withdrawals/ distributions in Last FY ($)	Aggregate balance at Last FYE ($)
Robert J. Dickey	0	0	0	0	0
David A. Payne	0	36,000	13,535	0	132,457
Barbara W. Wall	100,000	0	41,126	0	595,954
John M. Zidich	0	0	12,817	0	445,043

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

                Prior to the separation and distribution, Parent's employee benefit programs provided the NEOs with post-termination benefits in a variety of circumstances. The amount of compensation payable may vary depending on the nature of the termination, whether as a result of retirement/voluntary termination, involuntary not-for-cause termination, termination following a change in control or termination in the event of disability or death of the executive. The discussion below describes the varying amounts payable to each NEO in each of these situations. It assumes, in each case, that the officer's termination was effective as of December 28, 2014. In presenting this disclosure, we describe amounts earned through December 28, 2014, taking into account, where applicable, bonuses paid in 2015 but earned as a result of 2014 performance, and, in those cases where the actual amounts to be paid out can only be determined at the time of such executive's separation from Parent, our estimates of the amounts which would have been paid out to the executives upon their termination had it occurred on December 28, 2014. Some payments would be automatically delayed or modified if required under Section 409A of the Internal Revenue Code. In addition, receipt of severance benefits generally would be conditioned on the executive signing a separation agreement that includes a release of claims in favor of Parent and its respective affiliates, and agreement to adhere to customary post-employment restrictive covenants.

  Retirement/Voluntary Termination

                In the case of a NEO's retirement or voluntary termination prior to the separation and distribution, Parent would provide the executive with post-retirement or post-termination benefits that currently include the following:

  •
  Pension.  The vested portions of the executive's GRP and SERP benefits are payable at the date of termination, in the case of the GRP, and at the later of the termination date or the date the executive reaches age 55, in the case of the SERP.

  •
  RSUs and SOs.  Executives who retire at or after age 65 or who voluntarily terminate employment after attaining age 55 and completing five years of service are generally entitled to receive a prorated portion of their RSU grants, based on the number of full months worked during the term of the grants. The SOs of executives who retire at or after age 65 or who voluntarily terminate employment after attaining age 55 and completing five years of service continue to vest and generally remain exercisable for the lesser of the remaining term or three years. Executives who voluntarily terminate employment prior to age 65 and who have not attained age 55 and completed five years of service will forfeit all unvested RSUs and SOs (except for terminations due to death or disability as discussed below).

  •
  Performance Shares.  Executives who retire at or after age 65 or who voluntarily terminate employment after attaining age 55 and completing five years of service are generally entitled to receive following the expiration of each applicable Incentive Period the number of Performance Shares the executive would have received had the executive continued employment with Parent through the end of such Incentive Period, prorated for the number of full months the executive worked during such Incentive Period. Executives who voluntarily terminate employment prior to age 65 and who have not attained age 55 and completed five years of service will forfeit their right to receive all Performance Shares for which the Incentive Period has not ended on the date of such termination (except for terminations due to death or disability as discussed below).

Potential Payment Obligation Upon Retirement/Voluntary Termination

	Robert J. Dickey ($)		David A. Payne ($)	Barbara W. Wall ($)	John M. Zidich ($)

Pension	5,378,196		0	2,949,605	4,073,855

Stock Options(3)	1,925,628	(3)	0	72,315	261,735

Restricted Stock Units(4)	1,430,438		0	289,429	347,931

Performance Shares	1,180,307	(4)	0	153,941	259,066

TOTAL(1)(2)	9,914,569		0	3,465,290	4,942,587

(1)
In addition to the amounts reported on this table, Mr. Dickey is eligible to receive certain post-retirement benefits and perquisites: (i) legal and financial counseling services on the same basis as available to an active executive at the time his retirement terminates through April 15 of the year of retirement or the year following retirement; (ii) the ability to purchase the Parent-owned car provided to the executive at the time of termination at fair market value; (iii) supplemental medical insurance coverage for the executive and his or her family; and (iv) generally permitted to recommend Gannett Foundation grants to eligible charities up to $15,000 annually for a period of five years after retirement. If the executive is asked to represent Parent at a function or event, the executive is provided travel accident insurance. During the first year, we estimate the expected incremental cost to Parent for these post-retirement benefits would be approximately $50,000. Thereafter, we estimate the expected annual incremental cost to Parent would be approximately $25,000 for Mr. Dickey. Ms. Wall is eligible for (iii) above. Parent reserves the right, in its sole discretion, to amend or terminate the life insurance benefit and the post-retirement perquisites from time to time, provided that any changes with respect to the benefits provided to one executive shall also apply to similarly situated executives.

(2)
Mr. Dickey participates in the Parent's Key Executive Life Insurance Program (KELIP). Under the KELIP, Parent will pay premiums (or make cash payments in lieu of premiums) on individual life insurance policies to be owned by the executive, which premiums are expected to range between approximately $30,000—$50,000 per participant in 2015. Subject to the terms of his or her participation agreement, the participant's right to receive future annual premium payments may become vested if the participant's employment terminates after attaining both five years of service with Parent and age 55.

(3)
The amounts shown for Mr. Dickey, Mr. Payne, Ms. Wall and Mr. Zidich represent the aggregate value of vested SOs held by each of them as of the last day of Parent's 2014 fiscal year. Vesting of the unvested SOs held by these executives will not be accelerated in the event of their retirement or voluntary termination.

(4)
The amounts shown represent the value of Performance Shares for the 2013-2015 and 2014-2016 Incentive Periods, in each case assuming payout at 100% of the target amount and a per share stock value of $31.76, the closing price of a share of Parent stock on December 26, 2014. The value of the actual payout will depend upon Parent's TSR relative to its TSR Peer Group companies at the end of each of the last four quarters of the applicable Incentive Period and the price of a share of Parent stock on the payout date. The payout date will not occur until after the end of the applicable Incentive Period.

Death

              If the employment of a NEO is terminated as a result of the executive's death prior to the separation and distribution, then each executive's estate would be entitled to the following benefits:

  •
  Pension.  The spouse of an executive whose employment is terminated as a result of death would be entitled to receive the vested portions of the executive's GRP and SERP benefits. The executive's vested benefit under the GRP would be payable to an eligible spouse at the date of death. The executive's vested benefit under the SERP would be payable to an eligible spouse at the later of the date of death or the date the executive would have attained age 55.

  •
  RSUs and SOs.  The executive's estate generally would be entitled to receive a prorated portion of the executive's RSU grants, based on the number of full months worked during the term of the grants. Except as set forth in the footnotes to the table below, the vesting of SOs does not accelerate upon death but rather SOs continue to vest and remain exercisable by the executive's estate for the lesser of the remaining term or three years.

  •
  Performance Shares.  In the event of an executive's death, the executive's estate generally would receive following the expiration of each applicable Incentive Period the number of Performance Shares the executive would have received had the executive continued employment with Parent through the end of such Incentive Period, prorated for the number of full months the executive worked during such Incentive Period.

  •
  Life insurance.  Death benefits are payable under individual policies maintained by Parent and owned by Mr. Dickey in the amounts shown in the table below.

 Potential Payment Obligation Upon Death

	Robert J. Dickey ($)	David A. Payne ($)	Barbara W. Wall ($)	John M. Zidich ($)

Pension	5,378,196	0	2,949,605	4,073,855

Stock Options(2)	1,925,628	456,030	72,315	261,735

Restricted Stock Units	1,430,438	884,484	289,429	347,931

Performance Shares(3)	1,180,307	713,234	153,941	259,066

Life Insurance	3,826,598	980,000	586,500	670,000

TOTAL(1)	13,741,167	3,033,748	4,051,790	5,612,587

(1)
In addition to the amounts reported in this table, Parent would continue to provide supplemental medical insurance coverage for the eligible dependents of Mr. Dickey in addition to the regular post-retirement medical insurance coverage available to them on the same terms as provided to Parent retirees generally, for the duration of the life of the eligible dependents. We estimate annual incremental costs to Parent for this benefit of approximately $10,000 for Mr. Dickey.

(2)
The amounts shown for Mr. Dickey, Mr. Payne, Ms. Wall and Mr. Zidich represent the aggregate value of vested SOs held by each of them as of the last day of Parent's 2014 fiscal year. Vesting of the unvested SOs held by these executives will not be accelerated in the event of their death.

(3)
The amounts shown in this row represent the value of Performance Shares for the 2013-2015 and 2014-2016 Incentive Periods, in each case assuming payout at 100% of the target amount and a per share stock value of $31.76, the closing price of a share of Parent stock on December 26, 2014. The value of the actual payout will depend upon Parent's TSR relative to its TSR Peer Group companies at the end of each of the last four quarters of the applicable Incentive Period and the price of a share of Parent stock on the payout date. The payout date will not occur until after the end of the applicable Incentive Period.

Disability

              If the employment of an NEO is terminated upon the executive's disability prior to the separation and distribution, then the executive would be entitled to the following post-termination benefits:

  •
  Pension.  Executives terminated due to disability are entitled to receive the vested portions of their GRP and SERP benefits. The payment under Parent's SERP of the executive's vested benefit would be made upon termination of employment, but not prior to age 55. The GRP benefit and the SERP benefit for each of Mr. Dickey, Ms. Wall and Mr. Zidich would be payable at the same time and have the same value as described in the Retirement/Voluntary Termination disclosure section.

  •
  RSUs and SOs.  Executives are generally entitled to receive a prorated portion of their RSU grants, based on the number of full months worked during the term of the grants. Except as set forth in the footnotes to the table below, the vesting of SOs does not accelerate upon disability but rather SOs continue to vest and remain exercisable for the lesser of the remaining term or three years.

  •
  Performance Shares.  In the event of an executive's termination due to a disability, the executive generally would receive following the expiration of each applicable Incentive Period the number of Performance Shares the executive would have received had the executive continued employment with Parent through the end of such Incentive Period, prorated for the number of full months the executive worked during such Incentive Period.

  •
  Disability Benefits.  In the event that Mr. Dickey, Mr. Payne, Ms. Wall or Mr. Zidich become disabled they would be entitled to receive disability benefits under Parent's disability plans applicable to all employees, but only if their condition qualifies them for such benefits. For the first six months of disability, disability benefits are paid at either 100% or 60% of the executive's pre-disability compensation depending on the length of the executive's service. After six months, disability benefits are paid at 60% or 50% of the executive's pre-disability compensation, depending on whether the executive elects to pay for additional coverage. Disability benefits are subject to certain conditions, limitations and offsets, and generally continue for the duration of the disability, but not beyond age 65. For those who become disabled near or after age 65, benefits may continue for a specified time beyond age 65 under the terms of the plan.

Potential Payment Obligation Upon Disability

	Robert J. Dickey ($)	David A. Payne ($)	Barbara W. Wall ($)	John M. Zidich ($)

Pension	5,378,196	0	2,949,605	4,073,855

Stock Options(3)	1,925,628	253,350	72,315	261,735

Restricted Stock Units	1,430,438	884,484	289,429	347,931

Performance Shares(4)	1,180,307	713,234	153,941	259,066

Disability Benefits(1)	3,542,963	2,527,213	895,840	570,098

TOTAL(2)	13,457,532	4,378,281	4,361,130	5,512,685

(1)
In the event of a disability, each NEO is entitled to a Parent-paid monthly disability benefit. The amounts set forth above represent the present value of the disability benefit applying the following assumptions: (i) the NEO incurred a qualifying disability on December 28, 2014, and the NEO remains eligible to receive disability benefits for the maximum period provided under the plan; (ii) the disability benefits are reduced by certain offsets provided for under the plan (e.g., a portion of the NEO's SERP benefits); and (iii) IRS-prescribed mortality and interest rate assumptions are used to calculate the present value of such benefits.

(2)
In addition to the amounts reported in this table, each NEO would receive life and medical insurance and post-termination perquisites with the same respective values described in footnotes 1 and 2 to the Retirement/Voluntary Termination table.

(3)
The amounts shown for Mr. Dickey, Mr. Payne, Ms. Wall and Mr. Zidich represent the aggregate value of vested SOs held by each of them as of the last day of Parent's 2014 fiscal year. Vesting of the unvested SOs held by these executives will not be accelerated in the event of their disability.

(4)
The amounts shown in this row represent the value of Performance Shares for the 2013-2015 and 2014-2016 Incentive Periods, in each case assuming payout at 100% of the target amount and a per share stock value of $31.76, the closing price of a share of Parent stock on December 26, 2014. The value of the actual payout will depend upon Parent's TSR relative to its TSR Peer Group Companies at the end of each of the last four quarters of the applicable Incentive Period and the price of a share of Parent stock on the payout date. The payout date will not occur until after the end of the applicable Incentive Period.

Change in Control

              Parent has a Transitional Compensation Plan (TCP) to assure Parent would have the continued dedication of, and the availability of objective advice and counsel from, key executives notwithstanding the possibility, threat or occurrence of a change in control and to promote the retention and continuity of certain key executives for at least one year after a change in control. The board of directors of Parent believes it is imperative that Parent and the board of directors of Parent be able to rely upon key executives to continue in their positions and be available for advice, if requested, in connection with any proposal relating to a change in control without concern that those individuals might be distracted by the personal uncertainties and risks created by such a proposal. As of December 28, 2014, each of Mr. Dickey, Mr. Payne and Ms. Wall were participants in the TCP, while Mr. Zidich was not a participant.

              With those goals in mind, the Parent TCP provides that participants, including the NEOs other than Mr. Zidich, who does not participate in the TCP, would be entitled to compensation following a change in control if (1) within two years from the date of the change in control the participant's employment is terminated by Parent other than for "cause," or by the employee for "good reason" or (2) in the case of Parent executives participating in the TCP before April 15, 2010 (but not those who first participate in the TCP on or after that date), within a 30-day window period beginning on the first anniversary of the change in control, the executive terminates his or her employment voluntarily. SpinCo will not continue these features.

              Following is a summary of several key terms of the TCP:

  •
  "change in control" means the first to occur of: (1) the acquisition of 20% or more of Parent's then-outstanding shares of common stock or the combined voting power of Parent's then-outstanding voting securities; (2) Parent's incumbent directors cease to constitute at least a majority of the board of directors of Parent, except in connection with the election of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of Parent; (3) consummation of Parent's sale in a merger or similar transaction or sale or other disposition of all or substantially all of Parent's assets; or (4) approval by Parent's shareholders of Parent's complete liquidation or dissolution.

  •
  "cause" means (1) any material misappropriation of Parent funds or property; (2) the executive's unreasonable and persistent neglect or refusal to perform his or her duties which is not remedied in a reasonable period of time following notice from Parent; or (3) conviction of a felony involving moral turpitude.

  •
  "good reason" means the occurrence after a change in control of any of the following without the participant's express written consent, unless fully corrected prior to the date of termination: (1) a material diminution of an executive's duties or responsibilities; (2) a reduction in, or failure to pay timely, the executive's compensation and/or other benefits or perquisites; (3) the relocation of the executive's office outside the Washington, D.C. metropolitan area or away from Parent's headquarters; (4) the failure of Parent or any successor to assume and agree to perform the TCP; or (5) any purported termination of the executive's employment other than in accordance with the TCP. Any good faith determination of "good reason" made by the executive shall be conclusive.

  •
  "severance period" means a number of whole months equal to the participant's months of continuous service with Parent or its affiliates divided by 3.33; provided, however, that in no event shall the participant's severance period be less than 24 months or more than 36 months, regardless of the participant's actual length of service. As of December 26, 2014, the severance periods for Mr. Dickey and Ms. Wall are 36 months and Mr. Payne is 24 months.

  •
  An NEO entitled to compensation under the TCP would receive:

  •
  Pension.  In addition to their vested GRP and SERP benefits, upon their termination of employment, TCP participants are entitled to a lump sum payment equal to the difference between (1) the amount that would have been paid under the SERP had the executive remained in the employ of Parent for the severance period and received the same level of base salary and bonus which the executive received with respect to the fiscal year immediately preceding the date of the change in control or the termination date, whichever is higher, and (2) the amount payable under the SERP as of the later of the date of the change in control or the termination date, whichever is higher.

  •
  Payments.  Upon a TCP participant's qualifying termination of employment, the participant is entitled to receive a lump sum amount equal to the sum of (i) any unpaid base salary through the date of termination at the higher of the base salary in effect immediately prior to change in control or on the termination date; and (ii) an amount equal to the highest annual bonus paid in the three preceding years which is prorated to reflect the portion of the fiscal year in which the participant was employed prior to termination. Additionally, TCP participants are paid a lump sum cash severance payment equal to the participant's severance period divided by 12 multiplied by the sum of (1) the executive's highest base salary during the 12-month period prior to the termination date or, if higher, during the 12-month period prior to the change in control (plus certain other compensation items paid to the participant during the 12-month period prior to the date of termination), and (2) the greater of (a) the highest annual bonus earned by the executive in the three fiscal years immediately prior to the year of the change in control or (b) the highest annual bonus earned by the executive with respect to any fiscal year during the period between the change in control and the date of termination.

  •
  Excise Tax Gross-Ups.  Parent executives participating in the TCP before April 15, 2010 (but not those who first participate in the TCP on or after that date) are entitled to receive payment of an amount sufficient to make them whole for any excise tax imposed on the payment under Section 4999 of the Internal Revenue Code. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. Therefore, to provide an equal level of benefit across individuals without regard to the effect of the excise tax, Parent determined that excise tax gross-up payments were appropriate for certain TCP participants. SpinCo will not have this provision in its plan and SpinCo executives will not receive a Section 4999 excise tax gross-up payment. Rather, the change of control benefits for such executives will be reduced to $1 less than the amount that would trigger such taxes if such a reduction would put them in a better after-tax position.

  •
  Retiree Medical and Life Insurance Credit.  For purposes of determining a TCP participant's eligibility for retiree life insurance and medical benefits, the participant is considered to have attained the age and service credit that the participant would have attained had the participant remained employed until the end of the severance period.

              In addition to the benefits afforded under the TCP, all SOs and RSUs immediately vest upon a change in control, and a NEO will be entitled to receive a number of Performance Shares within 30 days after the change in control based on Parent's relative Total Shareholder Return compared to its TSR Peer Group on the date of the change in control, unless the change in control occurs during the first 6 months of an Incentive Period, in which case the NEO will receive the target number of Performance Shares set forth in the NEO's award agreement. The NEOs also would receive other benefits under the SERP, DCP and the Omnibus Plan upon a change in control that qualifies as a change in control under Code Section 409A, including:

  •
  SERP.  All SERP benefits become immediately vested and benefits accrued up to the date of the change in control are paid out in the form of a lump sum distribution shortly after the change in control.

  •
  DCP.  All post-2004 DCP benefits accrued up to the date of the change in control are paid in the form of a lump sum distribution shortly after the change in control.

  •
  Omnibus Plan.  All RSUs are paid shortly after the change in control.

              In certain cases the tax laws deny an income tax deduction to a company for payments that are contingent upon a change in control.

Potential Payment Obligation Upon Termination Following a Change in Control

	Robert J. Dickey ($)	David A. Payne ($)	Barbara W. Wall ($)	John M. Zidich ($)

Pension(1)	7,579,364	0	3,871,762	5,129,843

Stock Options(2)	2,333,290	253,350	72,315	261,735

Restricted Stock Units(3)	2,614,038	1,609,501	529,948	622,877

Performance Shares(4)(7)	2,691,166	1,636,430	359,746	591,222

Severance	4,275,000	2,000,000	1,759,500	0

Excise Tax Gross-Up(5)	3,225,239	0	1,348,489	0

TOTAL(6)	22,718,097	5,499,281	7,941,760	6,605,677

(1)
These amounts reflect the full benefits payable in the event of a change in control. Of the pension amounts shown in this table, these executives would have received the following amounts upon retirement/voluntary termination absent a change in control: Mr. Dickey—$5,378,196, Ms. Wall—$2,949,605 and Mr. Zidich—$4,073,855.

(2)
Of the SO amounts shown in this table, these executives would have received the following amounts upon retirement/voluntary termination absent a change in control: Mr. Dickey—$1,925,628 and Mr. Zidich—$261,735.

(3)
Of the RSU amounts shown in this table, these executives would have received the following amounts upon retirement/voluntary termination absent a change in control: Mr. Dickey—$1,430,438, Ms. Wall—$289,429 and Mr. Zidich—$247,867.

(4)
Of the Performance Share amounts shown in this table, these executives would have received the following amounts upon retirement/voluntary termination absent a change in control (assuming payout at 100% of the target amount with the payout occurring after the end of the Incentive Periods for the 2013-2015 and 2014-2016 Performance Shares): Mr. Dickey—$1,180,307; Ms. Wall—$153,941 and Mr. Zidich—$259,066.

(5)
The following assumptions were used to estimate excise tax gross-up amounts for Mr. Dickey and Ms. Wall: the portion of the Performance Share payment treated as a change in control payment is equal to the amount by which the Performance Share payment set forth in the table above exceeds the amount of the Performance Share payment set forth in the Retirement/Voluntary Termination table; in turn, such excess amount (which is performance-based pay) is treated as reasonable compensation for services rendered prior to the change in control. As of the separation and distribution, Mr. Dickey and Ms. Wall will no longer be eligible for an excise tax gross-up.

(6)
In addition to the amounts reported in this table, each NEO other than Mr. Zidich, who does not participate in the TCP, would receive life and medical insurance benefits for the severance period in amounts no less than those that would have been provided had the executive not been terminated. We estimate incremental costs to Parent for these benefits as follows: Mr. Dickey—$212,487; Mr. Payne—$3,869; and Ms. Wall—$21,120. Each NEO would also receive a lump sum distribution in the amount shown in the DCP table on page 59. Each NEO also would receive post-termination perquisites with the same respective values described in footnotes 1 and 2 to the Retirement/Voluntary Termination table.

(7)
The amounts shown in this row represent the value of Performance Shares assuming payout on December 28, 2014 at 100% of the target amount for the grants made on January 1, 2013 for Parent's 2013-2015 Incentive Period and 178% of the target amount for the grants made on January 1, 2014 for Parent's 2014-2016 Incentive Period, in each case reflecting Parent's TSR relative to its applicable TSR Peer Group companies as of December 28, 2014 and assuming a per share stock value of $31.76, the closing price of a share of Parent stock on December 26, 2014. The value of the actual payouts will depend upon Parent's TSR relative to its applicable TSR Peer Group companies at the time of any change in control of Parent and the price of a share of Parent stock on the payout date.

Potential Payment Obligation Upon Involuntary Termination In Connection with or Following the Separation and Distribution

              Parent has adopted the Gannett Leadership Team Transition Severance Plan (GLT-TSP) to promote certainty and minimize disruption for certain senior executives, other than Parent's CEO, in connection with the separation and distribution. (The separation and distribution will not constitute a change in control of Parent under the TCP.) Under the GLT-TSP, in the event of an involuntary termination without "cause" in connection with the spin-off of Parent's publishing business that takes place prior to the first anniversary of the spin-off, the executive would be entitled to the following post-termination severance benefit in addition to the benefits he or she would receive upon early retirement as described in the Retirement/Voluntary Termination disclosure section: the former executive would be entitled to a severance payment payable in one lump sum cash payment in an amount equal to the product of (a) a severance multiple and (b) the sum of the participant's annual base salary and annual bonus earned for the most recent fiscal year of Parent preceding the termination (or, if greater, the average annual bonuses earned over the three fiscal years of Parent preceding the termination). The severance multiple is 1.0 for participants with less than 15 years of service with Parent (including Mr. Payne), and 1.5 for participants with 15 or more years of service (including Mr. Dickey). Receipt of severance benefits would be conditioned on the participant signing a separation agreement that includes a release of claims in favor of Parent, SpinCo and their respective affiliates and contains customary post-employment restrictive covenants. Ms. Wall and Mr. Zidich do not participate in the GLT-TSP as of the date of this information statement.

DIRECTOR COMPENSATION

Treatment of Director Compensation in the Distribution

              Prior to the distribution, SpinCo will establish the SpinCo outside director compensation program (the "SpinCo Outside Director Compensation Program") with substantially the same terms as the Parent Outside Directors' Compensation Program immediately prior to the distribution. Each SpinCo non-employee director who served on the Parent board of directors immediately prior to the distribution and held a deferred compensation balance under the Parent Deferred Compensation Plan will be credited, as of the distribution, with such deferred compensation balance under the SpinCo Deferred Compensation Plan and will cease participation in the Parent Deferred Compensation Plan. The SpinCo director's deferred compensation balance under the SpinCo Deferred Compensation Plan will be subject to substantially the same terms and conditions as such amounts were subject to under the Parent Deferred Compensation Plan (except that references to Parent will instead refer to SpinCo). The equity awards held by the SpinCo non-employee directors who served on the Parent board of directors immediately prior to the distribution will be treated as described above under the heading "The Separation and Distribution—Treatment of Equity Based Compensation."

Director Compensation Following the Distribution

              At the effective time of the distribution, the SpinCo Outside Director Compensation Program will have substantially the same terms as the Parent Outside Directors' Compensation Program in effect immediately prior to the distribution. Following the distribution, the SpinCo board of directors will have the authority to change the SpinCo Outside Director Compensation Program. In setting compensation for the members of the SpinCo board of directors, it is expected that the SpinCo board of directors will consider the significant time commitment and the skills and experience level necessary for directors to fulfill their duties.

              Under the SpinCo Outside Director Compensation Program in effect at the time of the distribution, each non-employee director will receive the following for the applicable director compensation year (subject to the special rules described below that apply to the first director compensation year following the distribution):

  •
  an annual cash retainer of $100,000, payable quarterly during the director compensation year;

  •
  an annual equity award in the form of restricted stock units with a grant date value equal to $125,000, granted on the first day of the director compensation year, which award will vest and be eligible for dividend equivalents on the terms described below;

  •
  an additional annual cash retainer fee of $20,000 to committee chairs (other than the chair of the Executive Committee) and an additional annual cash retainer fee of $120,000 to the independent Chairman of the board;

  •
  travel accident insurance of $1,000,000; and

  •
  a match from the SpinCo Foundation of charitable gifts made by directors up to a maximum of $10,000 each year.

              A director compensation year generally will commence on the date of SpinCo's annual meeting of stockholders and end on the date of SpinCo's following annual meeting of stockholders; however, the 2015-2016 director compensation year following the distribution will commence on the date of the distribution. The amounts described above will be prorated for a partial year of service and, as described below, for the 2015-2016 director compensation year.

              Subject to the terms and conditions of the award agreement, each restricted stock unit granted to a SpinCo director will represent the right to receive a share of SpinCo common stock to the extent they become vested. Restricted stock units will vest in four equal installments in each of the first four quarters of the director compensation year following the grant date and will receive dividend equivalents, which will be deemed to be reinvested in shares of SpinCo common stock. Once vested, these restricted stock units and dividend equivalents will be held by SpinCo for the benefit of the director until the director leaves the SpinCo board of directors, at which time shares in respect of vested restricted stock units and dividend equivalents will be delivered to the director. Restricted stock units will fully vest if a non-employee director leaves the SpinCo board of directors due to death, disability or the age of service limitations set forth in the SpinCo By-laws. Restricted stock units will also fully vest and be paid out upon a change of control of SpinCo. Restricted stock units that are not vested on the date the director leaves the SpinCo board of directors will be forfeited.

              SpinCo directors who did not serve on the Parent board of directors immediately prior to the effective time of the distribution will receive a restricted stock unit award in respect of their service on the SpinCo board of directors on the date of the distribution or, if later, the date they join the SpinCo board of directors, having a grant date value equal to the prorated portion of the $125,000 annual equity award amount, based on the number of days that such directors will serve on the SpinCo board of directors from the distribution or grant date through the expected annual stockholders meeting date in 2016. The number of shares underlying the restricted stock unit award will be determined based on the average of the volume weighted average per share price of SpinCo common stock on the NYSE during each of the first five full trading days immediately after the distribution. SpinCo directors who served on the Parent board of directors immediately prior to the effective time of the distribution will not receive a new restricted stock unit award in respect of the 2015-2016 director compensation year at the effective time of the distribution. Instead, the restricted stock unit award they received as a Parent board member with respect to the 2015-2016 director compensation year will be treated as described above under the heading "The Separation and Distribution—Treatment of Equity Based Compensation." Additionally, SpinCo directors who served on the Parent board of directors immediately prior to the effective time of the distribution will not receive cash retainer fees from SpinCo if such fees would be duplicative of the fees received for service with Parent prior to the effective time of the distribution.

              Directors may elect to defer their cash fees under the SpinCo Deferred Compensation Plan, which will provide for the same investment choices, including mutual funds and a SpinCo stock fund, made available to other SpinCo Deferred Compensation Plan participants.

Director Share Ownership Guidelines Following the Distribution

              SpinCo's non-employee directors will also be subject to minimum share ownership and share retention requirements, which are initially expected to be consistent with those in place at Parent immediately prior to the distribution. Under these requirements, SpinCo's non-employee directors are expected to hold SpinCo common stock with a value of three times the annual cash retainer. Shares relating to awards of restricted stock or stock units or deemed held in the SpinCo Deferred Compensation Plan shall count towards achievement of the minimum guideline amount. Directors are expected to hold all shares received from SpinCo as compensation until the stock ownership guideline is met.

Termination Benefits Agreement and Agreement and Release with Larry Kramer

              Parent entered into an agreement and release with Mr. Kramer in connection with the separation and distribution, which contemplates that Mr. Kramer's employment with SpinCo will terminate on a date to be mutually agreed by the parties, but in no event earlier than the separation and distribution or later than July 31, 2015. The agreement provides that Mr. Kramer's termination of employment will be treated as a termination for good reason under his Termination Benefits Agreement with Parent. Accordingly, in connection with his termination of employment, the agreement and release provides that Mr. Kramer will receive (a) a lump sum cash severance payment equal to $930,000 (representing one year of base salary and an annual bonus for 2015), (b) full vesting of his restricted stock unit award dated May 14, 2012 and (c) prorated vesting of his other restricted stock unit and total shareholder return grants. The foregoing severance benefits are subject to Mr. Kramer's execution of a release of claims and compliance with the restrictive covenants included in his Termination Benefits Agreement. The Termination Benefits Agreement with Mr. Kramer and the agreement and release with Mr. Kramer are filed as Exhibits 10.19 and 10.20, respectively, to the registration statement on Form 10 of which this information statement is a part.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Parent

              Following the separation and distribution, SpinCo and Parent will operate separately, each as an independent public company. SpinCo has entered into a separation and distribution agreement with Parent, which is referred to in this information statement as the "separation agreement" or the "separation and distribution agreement." In connection with the separation, SpinCo will also enter into various other agreements to effect the separation and provide a framework for its relationship with Parent after the separation, such as a transition services agreement, a tax matters agreement, and an employee matters agreement. These agreements will provide for the allocation between SpinCo and Parent of Parent's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo's separation from Parent and will govern certain relationships between SpinCo and Parent after the separation. The agreements listed above have been or will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

              The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, "distribution date" refers to the date on which Parent distributes SpinCo common stock to the holders of Parent common stock.

Separation Agreement

  Transfer of Assets and Assumption of Liabilities

              The separation agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and Parent as part of the separation of Parent into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provides, among other things, that subject to the terms and conditions contained therein:

  •
  certain assets (whether tangible or intangible) related to the SpinCo business, which are referred to as the "SpinCo Assets," will be transferred to SpinCo, including:

  •
  equity interests in certain Parent subsidiaries that hold assets related to the SpinCo business;

  •
  customer, distribution, supply and vendor contracts (or portions thereof) to the extent they relate to the SpinCo business;

  •
  certain third-party vendor contracts for services primarily used in the SpinCo business;

  •
  rights to technology, software and intellectual property primarily used in the SpinCo business;

  •
  exclusive rights to information exclusively related to the SpinCo business and non-exclusive rights to information related to the SpinCo business;

  •
  rights and assets expressly allocated to SpinCo pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

    •
    permits primarily used in the SpinCo business; and

    •
    other assets that are included in the SpinCo pro forma balance sheet, including the cash set forth thereon (subject to any disposition of such assets subsequent to the date of the pro forma SpinCo balance sheet, including any reduction in captive insurance reserves as a result of payment of claims therefrom);

  •
  certain liabilities related to the SpinCo business or the SpinCo Assets, which are referred to as the "SpinCo Liabilities," will be retained by or transferred to SpinCo; and

  •
  all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the SpinCo Assets and SpinCo Liabilities (such assets and liabilities, other that the SpinCo Assets and the SpinCo Liabilities, referred to as the "Parent Assets" and "Parent Liabilities," respectively) will be retained by or transferred to Parent.

              Except as expressly set forth in the separation agreement or any ancillary agreement, neither SpinCo nor Parent will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either SpinCo or Parent, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an "as is," "where is" basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

              Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to SpinCo or Parent, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, SpinCo or Parent, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse SpinCo or Parent, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

  The Distribution

              The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Parent will distribute to its stockholders that hold Parent common stock as of the record date for the distribution 98.5% of the issued and outstanding shares of SpinCo common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.

  Conditions to the Distribution

              The separation agreement provides that the distribution is subject to satisfaction (or waiver by Parent) of certain conditions. These conditions are described under "The Separation and Distribution—

Conditions to the Distribution." Parent has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

  Claims

              In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

  Releases

              The separation agreement provides that SpinCo and its affiliates will release and discharge Parent and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to SpinCo's business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Parent and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by Parent and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

              These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the transfer documents in connection with the separation.

  Indemnification

              In the separation agreement, SpinCo agrees to indemnify, defend and hold harmless Parent, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

  •
  the SpinCo Liabilities;

  •
  the failure of SpinCo or any other person to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

  •
  except to the extent relating to a Parent Liability, any guarantee, indemnification or contribution obligation for the benefit of SpinCo by Parent that survives the distribution;

  •
  any breach by SpinCo of the separation agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented), other than any such statements or omissions directly relating to information regarding Parent, provided to SpinCo by Parent, for inclusion therein.

              Parent agrees to indemnify, defend and hold harmless SpinCo, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

  •
  the Parent Liabilities;

  •
  the failure of Parent or any other person to pay, perform, or otherwise promptly discharge any of the Parent Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

  •
  except to the extent relating to a SpinCo Liability, any guarantee, indemnification or contribution obligation for the benefit of Parent by SpinCo that survives the distribution;

  •
  any breach by Parent of the separation agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding Parent, provided to SpinCo by Parent, for inclusion in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

              The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

  Insurance

              The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.

  Further Assurances

              In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and Parent agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

  Dispute Resolution

              The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and Parent related to the separation or distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of SpinCo and Parent. If such efforts are not successful, either SpinCo or Parent may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

  Expenses

              Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.

  Other Matters

              Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

  Termination

              The separation agreement provides that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of Parent without the approval of any person, including stockholders of SpinCo or Parent. In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both Parent and SpinCo.

Transition Services Agreement

              SpinCo and Parent will enter into a transition services agreement prior to the distribution pursuant to which Parent and its subsidiaries and SpinCo and its subsidiaries will provide, on an interim, transitional basis, various services to each other. The services to be provided include information technology, accounts payable, payroll, legal and other financial functions and administrative services. The agreed upon charges for such services are generally intended to allow the servicing party to recover all costs and expenses of providing such services.

              The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the distribution date. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject generally to a minimum service period of 90 days and minimum notice period of 30 days. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

              Subject to certain exceptions, the liability of each of Parent and SpinCo under the transition services agreement for the services it and its subsidiaries provides will generally be limited to gross negligence, willful misconduct and fraud. The transition services agreement also provides that the provider of a service shall not be liable to the recipient of such service for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.

Tax Matters Agreement

              Prior to the separation, SpinCo and Parent will enter into a tax matters agreement that will govern the parties' respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. In general, liabilities for taxes allocable to a tax period (or portion thereof) ending on or before the distribution date will be allocable to Parent and liabilities for taxes of SpinCo allocable to a tax period (or portion thereof) beginning after the distribution date will be allocable to SpinCo. If a failure of the distribution to qualify as a tax-free transaction for U.S. federal income tax purposes is attributable to SpinCo's action or inaction or Parent's action or inaction, as the case may be, or any event (or series of events) involving the assets or stock of SpinCo or the assets or stock of Parent, as the case may be, the resulting liability will be borne in full by SpinCo or Parent, respectively.

              SpinCo's obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if SpinCo is not responsible for tax liabilities of Parent and its subsidiaries under the tax matters agreement, SpinCo nonetheless could be liable under applicable tax law for such liabilities if Parent were to fail to pay them. If SpinCo is required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

              The tax matters agreement will also contain restrictions on SpinCo's ability (and the ability of any member of SpinCo's group) to take actions that could cause the distribution and related transactions to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of SpinCo's assets or stock and the liquidation or dissolution of SpinCo and certain of its subsidiaries. These restrictions will apply for the two-year period after the distribution, unless SpinCo obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes and such letter ruling or opinion, as the case may be, is acceptable to Parent. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, SpinCo will continue to remain responsible for taxes arising therefrom.

Employee Matters Agreement

              SpinCo and Parent will enter into an employee matters agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

              The employee matters agreement will provide that, unless otherwise specified, Parent will be responsible for liabilities associated with employees who will be employed by Parent following the separation, former employees whose last employment was with the Parent businesses and certain specified current and former corporate employees, and SpinCo will be responsible for liabilities associated with employees who will be employed by SpinCo following the separation, former employees whose last employment was with the SpinCo businesses and certain specified current and former corporate employees (collectively, the "SpinCo Allocated Employees"). In addition, the employee matters agreement requires that SpinCo make additional contributions of $25 million a year to the SpinCo retirement plan in each of the 2016 through 2020 fiscal years and $15 million in 2021.

  Employee Benefits Generally

              SpinCo Allocated Employees will be eligible to participate in SpinCo benefit plans as of the separation in accordance with the terms and conditions of the SpinCo plans as in effect from time to time. Generally, SpinCo has agreed to establish and maintain welfare and retirement benefit arrangements, including arrangements that will be applicable to executive officers and directors of SpinCo, that are substantially comparable to those provided by Parent to SpinCo Allocated Employees immediately prior to the separation, through at least December 31, 2015. In general, SpinCo will credit each SpinCo Allocated Employee as of the effective time of the distribution with his or her service with Parent prior to the separation for all purposes under the SpinCo benefit plans to the same extent such service was recognized by Parent for similar purposes and so long as such crediting does not result in a duplication of benefits.

  Treatment of Equity Based Compensation

              The employee matters agreement will provide for the conversion of the outstanding awards granted under Parent's equity compensation programs into adjusted awards relating to shares of Parent and/or SpinCo common stock, as described above under the heading "The Separation and Distribution—Treatment of Equity Based Compensation." The adjusted awards generally will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original Parent award immediately before the separation.

Procedures for Approval of Related Person Transactions

              SpinCo's board of directors is expected to adopt a written policy on related person transactions. The policy will cover transactions involving SpinCo in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than 5% beneficial owner of SpinCo, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less than 10% owner, of an entity involved in the transaction. This policy will be posted to the corporate governance section of SpinCo's investor relations website (www.gannett.com) as of the distribution date.

              Under this policy, the general counsel must advise the Nominating and Public Responsibility Committee of any related person transaction of which he or she becomes aware. The Nominating and Public Responsibility Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Nominating and Public Responsibility Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to SpinCo, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to SpinCo that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to SpinCo as would be available in comparable transactions with or involving unaffiliated third parties.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

              The following is a summary of material U.S. federal income tax consequences of the contribution by Parent of the publishing business (and other assets) to SpinCo and the distribution by Parent of 98.5% of SpinCo's outstanding common stock to its stockholders. This summary is based on the Internal Revenue Code of 1986, as amended ("Code"), U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect.

              The separation and distribution is conditioned upon the receipt of an opinion of outside counsel to Parent to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (a) the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and (b) the distribution will qualify for non-recognition of gain or loss to Parent and Parent's stockholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares.

              This summary assumes that the separation and the distribution will be consummated in accordance with the separation and distribution agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation and the distribution. The tax treatment of a Parent stockholder may vary depending upon that stockholder's particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Parent, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Parent common shares as part of a "hedge," "straddle," "conversion," "synthetic security," "integrated investment" or "constructive sale transaction," individuals who received Parent common shares upon the exercise of employee stock options or otherwise as compensation, and stockholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. In addition, this summary addresses the U.S. federal income tax consequences to a Parent stockholder who, for U.S. federal income tax purposes, is a U.S. person and not to a Parent stockholder who is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Finally, this summary does not address the U.S. federal income tax consequences to those Parent stockholders who do not hold their Parent common shares as capital assets within the meaning of Section 1221 of the Code nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

              THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER.

              YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

              Subject to the discussion below regarding Section 355(e) of the Code, neither SpinCo nor Parent will recognize any gain or loss upon the separation and the distribution of SpinCo common stock and no amount will be includable in the income of Parent or SpinCo as a result of the separation and the distribution other than taxable income or gain possibly arising out of internal reorganizations undertaken in connection with the separation and distribution and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns:

  •
  a Parent stockholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of SpinCo common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of SpinCo common stock (as described below);

  •
  a Parent stockholder's aggregate tax basis in such stockholder's Parent common shares following the distribution and in SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will equal such stockholder's tax basis in its Parent common shares immediately before the distribution, allocated between Parent common shares and SpinCo common stock (including any fractional share interest in SpinCo common stock for which cash is received) in proportion to their fair market values on the distribution date;

  •
  a Parent stockholder's holding period for SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will include the holding period for that stockholder's Parent common shares; and

  •
  a Parent stockholder who receives cash in lieu of a fractional share of SpinCo common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Parent stockholder's adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder's holding period for its Parent common shares exceeds one year at the time of the distribution.

              U.S. Treasury regulations provide that if a Parent stockholder holds different blocks of Parent common shares (generally Parent common shares purchased or acquired on different dates or at different prices), the aggregate basis for each block of Parent common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of SpinCo common stock received in the distribution in respect of such block of Parent common shares and such block of Parent common shares, in proportion to their respective fair market values on the distribution date. The holding period of the shares of SpinCo common stock received in the distribution in respect of such block of Parent common shares will include the holding period of such block of Parent common shares. If a Parent stockholder is not able to identify which particular shares of SpinCo common stock are received in the distribution with respect to a particular block of Parent common shares, for purposes of applying the rules described above, the stockholder may designate which shares of SpinCo common stock are received in the distribution in respect of a particular block of Parent common shares, provided that such designation is consistent with the terms of the distribution. Parent stockholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

              U.S. Treasury regulations also require certain Parent stockholders who receive SpinCo common stock in the distribution to attach to the stockholder's U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

              Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Parent (but not Parent's stockholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Parent or SpinCo. For this purpose, any acquisitions of Parent common shares or SpinCo common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Parent or SpinCo may be able to rebut such presumption.

              Payments of cash to holders of Parent common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28%, unless a stockholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax. Amounts withheld as backup withholding may be refunded or credited against a stockholder's U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

              In connection with the distribution, SpinCo and Parent will enter into a tax matters agreement pursuant to which SpinCo will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax matters agreement, see "Certain Relationships and Related Person Transactions—Tax Matters Agreement."

              The foregoing is a summary of material U.S. federal income tax consequences of the separation and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders.

DESCRIPTION OF MATERIAL INDEBTEDNESS

              SpinCo anticipates having little or no indebtedness for borrowed money upon completion of the distribution. SpinCo expects to enter into a revolving credit facility contemporaneously with the separation, with borrowing capacity of up to $500 million, to provide SpinCo with additional flexibility and liquidity.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              Before the distribution, all of the outstanding shares of SpinCo common stock will be owned beneficially and of record by Parent. Following the distribution, SpinCo expects to have outstanding an aggregate of approximately 113.2 million shares of common stock based upon approximately 226.3 million shares of Parent common stock outstanding on May 31, 2015, excluding treasury shares and assuming no exercise of Parent options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

              The following table reports the number of shares of SpinCo common stock that SpinCo expects will be beneficially owned, immediately following the completion of the distribution by each person who will beneficially own more than 5% of SpinCo common stock. The table is based upon information available as of May 31, 2015 as to those persons who beneficially own more than 5% of Parent's common stock and an assumption that, for every two shares of Parent common stock held by such persons, they will receive one share of SpinCo common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc.(1) 100 Vanguard Boulevard Malvern, PA 19355	8,321,867	7.4%
Carl C. Icahn(2) c/o Icahn Associates Holding LLC 767 Fifth Avenue 47th Floor New York, NY 10153	7,483,687	6.6%

(1)
Based on information as of December 31, 2014, contained in a Schedule 13G/A filed with the SEC by the Vanguard Group, Inc., reporting in aggregate sole voting power over 321,337 shares of Parent, sole dispositive power over 16,340,298 shares of Parent, and shared dispositive power over 303,437 shares of Parent.

(2)
Mr. Icahn jointly filed a Schedule 13D/A with the SEC on September 15, 2014, as amended on January 22, 2015 and March 2, 2015, with High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons"). The principal business address of each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue—Suite 1210, White Plains, NY 10601

Share Ownership of Executive Officers and Directors

              The following table sets forth information, immediately following the completion of the distribution, calculated as of May 31, 2015, based upon the distribution of one share of SpinCo common stock for every two shares of Parent common stock, regarding (1) each expected director and executive officer of SpinCo and (2) all of SpinCo's expected directors and executive officers as a group.

The address of each director, director nominee and executive officer shown in the table below is c/o Gannett Co., Inc., 7950 Jones Branch Drive, McLean, VA 22107, Attention: Secretary.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class
Robert J. Dickey	121,667	*
Alison K. Engel	103	*
David A. Payne	7,693	*
Barbara W. Wall	6,780	*
John M. Zidich	3,670	*
John E. Cody	12,088	*
Larry Kramer	8,027	*
John Jeffry Louis	206,074	*
Lila Ibrahim	0	*
Tony A. Prophet	1,000	*
Debra A. Sandler	0	*
Chloe R. Sladden	0	*
All directors and executive officers as a group (16 persons including those named above)	369,267	*

*
Less than one percent.

(1)
Pursuant to SEC regulations, shares receivable through the exercise of Parent stock options that are exercisable, and shares issuable pursuant to Parent restricted stock units that will vest, within 60 days after May 31, 2015 are deemed to be beneficially owned as of May 31, 2015. For purposes of this table, shares of Parent common stock underlying such options and restricted stock units are treated as outstanding as of May 31, 2015 and converted into SpinCo shares based upon the distribution ratio.

DESCRIPTION OF SPINCO'S CAPITAL STOCK

              SpinCo's certificate of incorporation and bylaws will be amended and restated prior to the completion of the distribution. The following is a summary of the material terms of SpinCo's capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on SpinCo's capital stock as of the time of the distribution. We have not yet finalized the terms of our certificate of incorporation and bylaws and will include descriptions thereof in an amendment to this information statement. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to SpinCo's registration statement on Form 10, of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law.

General

              SpinCo's authorized capital stock consists of 500 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. SpinCo's board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, SpinCo expects that approximately 113.2 million shares of its common stock will be issued and outstanding, based on approximately 226.3 million shares of Parent common stock issued and outstanding on May 31, 2015, and that no shares of preferred stock will be issued and outstanding.

Common Stock

              Each holder of SpinCo common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of SpinCo common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

              Holders of SpinCo common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of SpinCo common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of SpinCo common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that SpinCo may designate and issue in the future.

Preferred Stock

              Under the terms of SpinCo's amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by its certificate of incorporation, to issue up to 5 million shares of preferred stock in one or more series without further action by the holders of its common stock. SpinCo's board of directors will have the discretion, subject to limitations prescribed by the DGCL and by SpinCo's certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Corporate Governance

              As is Gannett's history, SpinCo will institute shareholder-friendly corporate governance practices, as described below and elsewhere in this information statement. Responsible and appropriate corporate governance will ensure that SpinCo's management always keeps shareholder interests top of mind when crafting value-creating strategies at all levels of the organization.

              Single Class Capital Structure. SpinCo will have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock will have one vote per share.

              Annual Director Elections. Commencing with the first annual meeting of stockholders following the separation, directors will be elected at the annual meeting of stockholders and thereafter each director will serve until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

              Special Stockholder Meetings. SpinCo's amended and restated certificate of incorporation and/or bylaws will provide that the chairman of its board of directors or its board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of SpinCo stockholders. In addition, stockholders who own at least 20% of the outstanding shares of SpinCo common stock will be able to request a special meeting, subject to certain requirements to be set forth in SpinCo's organizational documents. No stockholder will be permitted to propose the removal of directors or the election of directors at such stockholder-called special meetings, other than a single stockholder, or "group" of stockholders who have filed as such under Section 13(d) of the Exchange Act with respect to their ownership of SpinCo common stock, that owns at least a majority of SpinCo's outstanding common stock.

              Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving SpinCo will generally be required to be approved by a majority vote where such stockholder approval is required.

              Other Expected Corporate Governance Features. Governance features related to SpinCo's board of directors are set forth in the section of this information statement captioned "Directors." In addition to the foregoing, it is expected that SpinCo will implement stock ownership guidelines for directors and senior executive officers, annual board performance evaluations, clawback and anti-hedging policies, prohibitions on option repricing in equity plans without stockholder approval, risk oversight procedures and other practices and protocols.

Anti-Takeover Effects of Various Provisions of Delaware Law and SpinCo's Certificate of Incorporation and Bylaws

              Provisions of the DGCL and SpinCo's amended and restated certificate of incorporation and bylaws could make it more difficult to acquire SpinCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below and in the "Special Stockholder Meetings" section described above, may discourage certain types of coercive takeover practices and takeover bids that SpinCo's board of directors may consider inadequate and to encourage persons seeking to acquire control of SpinCo to first negotiate with SpinCo's board of directors. SpinCo believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

              Delaware Anti-Takeover Statute. SpinCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by SpinCo's board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by SpinCo's stockholders.

              Size of Board and Vacancies. SpinCo's amended and restated certificate of incorporation and bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on SpinCo's board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified. A single stockholder, or "group" of stockholders who have filed as such under Section 13(d) of the Exchange Act with respect to their ownership of SpinCo common stock, that owns at least a majority of SpinCo's outstanding common stock, will be permitted to propose the removal and replacement of directors or the election of directors at an annual or special meeting.

              Stockholder Action by Written Consent. SpinCo's amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of SpinCo stockholders.

              Requirements for Advance Notification of Stockholder Nominations and Proposals. SpinCo's amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

              No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company's certificate of incorporation provides otherwise. SpinCo's amended and restated certificate of incorporation will not provide for cumulative voting.

              Undesignated Preferred Stock. The authority that SpinCo's board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of SpinCo's company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. SpinCo's board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

              The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors, and SpinCo's amended and restated certificate of incorporation will include such an exculpation provision. SpinCo's amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of SpinCo, or for serving at SpinCo's request as a director or officer or another position at another corporation or enterprise, as the case may be. SpinCo's amended and restated certificate of incorporation and bylaws will also provide that SpinCo must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. SpinCo's amended and restated certificate of incorporation will expressly authorize SpinCo to carry directors' and officers' insurance to protect SpinCo, its directors, officers and certain employees against some liabilities.

              The limitation of liability and indemnification provisions that will be in SpinCo's amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against SpinCo's directors and officers, even though such an action, if successful, might otherwise benefit SpinCo and its stockholders. However, these provisions will not limit or eliminate SpinCo's rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, SpinCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any SpinCo directors, officers or employees for which indemnification is sought.

Exclusive Forum

              SpinCo's amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of SpinCo to SpinCo or SpinCo's stockholders, creditors or other constituents, any action asserting a claim against SpinCo or any director or officer of SpinCo arising pursuant to any provision of the DGCL or SpinCo's amended and restated certificate of incorporation or bylaws, or any action asserting a claim against SpinCo or any director or officer of SpinCo governed by the internal affairs doctrine.

Authorized but Unissued Shares

              SpinCo's authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. SpinCo may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.

Icahn Agreement

              Spinco is required to become a party to a letter agreement with Parent and the Icahn Group (as defined in such agreement), which SpinCo has filed as Exhibit 10.5 to the registration statement on Form 10 of which this information statement is a part (the "Icahn Agreement"), prior to the distribution. Pursuant to the Icahn Agreement, (i) the Icahn Group has agreed to specified "standstill" restrictions for a certain period of time, and (ii) SpinCo will agree, among other things, that SpinCo will not have a "stockholder rights plan" in effect at the time of the distribution and that until the conclusion of the standstill period any "stockholder rights plan" adopted by SpinCo will not have a threshold at or below 19.99% and will expire if not ratified by SpinCo stockholders within 135 days of the plan taking effect.

Listing

              SpinCo intends to apply to list its shares of common stock on the New York Stock Exchange under the symbol "GCI," which is the same symbol currently used by Parent.

Sale of Unregistered Securities

              On November 21, 2014, SpinCo issued 1,000 shares of its common stock to Parent pursuant to Section 4(2) of the Securities Act. SpinCo did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

              After the distribution, the transfer agent and registrar for SpinCo common stock will be Wells Fargo Shareowner Services.

    Wells Fargo Shareowner Services
    1110 Centre Point Curve, Suite 101
    Mendota Heights, MN 55210
    Toll Free: (800) 468-9716
    Toll: (651) 450-4064

WHERE YOU CAN FIND MORE INFORMATION

              SpinCo has filed a registration statement on Form 10 with the SEC with respect to the shares of SpinCo common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SpinCo and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

              As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

              SpinCo intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

              You should rely only on the information contained in this information statement or to which this information statement has referred you. SpinCo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Combined Financial Statements:
Condensed combined Balance Sheets as of March 29, 2015 and December 28, 2014	F-2
Condensed combined Statements of Income for the quarter ended March 29, 2015 and March 30, 2014	F-3
Condensed combined Statements of Comprehensive Income for the quarter ended March 29, 2015 and March 30, 2014	F-4
Condensed combined Statements of Cash Flows for the quarter ended March 29, 2015 and March 30, 2014	F-5
Notes to Interim Condensed Combined Financial Statements	F-6
Audited Annual Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-14
Combined Balance Sheets as of December 28, 2014 and December 29, 2013	F-15
Combined Statements of Income for each of the three fiscal years in the period ended December 28, 2014	F-17
Combined Statements of Comprehensive Income (Loss) for each of the three fiscal years in the period ended December 28, 2014	F-18
Combined Statements of Cash Flows for each of the three fiscal years in the period ended December 28, 2014	F-19
Combined Statements of Equity for each of the three fiscal years in the period ended December 28, 2014	F-20
Notes to Annual Combined Financial Statements	F-21
Financial Statement Schedule for each of the three fiscal years in the period December 28, 2014 Schedule II - Valuation and Qualifying Accounts and Reserves	F-56

GANNETT SPINCO, INC.
CONDENSED COMBINED BALANCE SHEET

In thousands of dollars

	Mar. 29, 2015	Dec. 28, 2014

	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$73,540	$71,947
Trade receivables, less allowance for doubtful receivables of $6,468 and $5,788, respectively	298,564	357,523
Other receivables	14,040	16,339
Inventories	41,857	38,944
Deferred income taxes	7,323	1,797
Assets held for sale	23,477	18,434
Prepaid expenses	30,650	26,086

Total current assets	489,451	531,070

Property, plant and equipment
Cost	2,546,895	2,590,159
Less accumulated depreciation	(1,651,180)	(1,655,676)

Net property, plant and equipment	895,715	934,483

Intangible and other assets
Goodwill	535,960	544,345
Indefinite-lived and amortizable intangible assets, less accumulated amortization	45,705	50,115
Deferred income taxes	257,859	261,322
Investments and other assets	62,531	63,125

Total intangible and other assets	902,055	918,907

Total assets	$2,287,221	$2,384,460

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	$110,333	$125,888
Accrued expenses	180,252	192,897
Income taxes	11,501	13,675
Deferred income	84,528	77,123

Total current liabilities	386,614	409,583

Income taxes	13,248	11,991
Postretirement medical and life insurance liabilities	90,482	93,474
Pension liabilities	739,323	770,041
Other noncurrent liabilities	158,599	161,899

Total noncurrent liabilities	1,001,652	1,037,405

Total liabilities	1,388,266	1,446,988

Commitments and contingent liabilities (see Note 9)
Equity

Parent's investment, net	1,574,048	1,615,584
Accumulated other comprehensive loss	(675,093)	(678,112)

Total equity	898,955	937,472

Total liabilities and equity	$2,287,221	$2,384,460

The accompanying notes are an integral part of these Interim Condensed Combined Financial Statements.

GANNETT SPINCO, INC.
CONDENSED COMBINED STATEMENTS OF INCOME

Unaudited, in thousands of dollars

	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014

Net operating revenues
Advertising	$397,266	$452,440
Circulation	271,258	279,848
Other	48,836	56,845

Total	717,360	789,133

Operating expenses
Cost of sales and operating expenses, exclusive of depreciation	479,844	514,468
Selling, general and administrative expenses, exclusive of depreciation	178,329	188,365
Depreciation	24,428	24,439
Amortization of intangible assets	3,399	3,512
Facility consolidation charges (see Note 2)	1,549	9,544

Total	687,549	740,328

Operating income	29,811	48,805

Non-operating income (expense)
Equity income in unconsolidated investees, net	6,307	4,175
Other non-operating items	(1,458)	191

Total	4,849	4,366

Income before income taxes	34,660	53,171
Provision for income taxes	1,413	11,992

Net income	$33,247	$41,179

The accompanying notes are an integral part of these Interim Condensed Combined Financial Statements.

GANNETT SPINCO, INC.
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Unaudited, in thousands of dollars

	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014

Net income	$33,247	$41,179
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustments	(20,493)	4,381
Pension and other post-retirement benefit items:
Amortization of prior service credit, net	(723)	(633)
Amortization of actuarial loss	14,220	10,521
Remeasurement of post-retirement benefits liability	—	32,887
Other	18,539	(6,116)

Pension and other post-retirement benefit items	32,036	36,659
Other comprehensive income before tax	11,543	41,040
Income tax effect related to components of other comprehensive income	(8,524)	(13,874)

Other comprehensive income, net of tax	3,019	27,166

Comprehensive income	$36,266	$68,345

The accompanying notes are an integral part of these Interim Condensed Combined Financial Statements.

GANNETT SPINCO, INC.
CONDENSED COMBINED STATEMENTS OF CASH FLOWS

Unaudited, in thousands of dollars

	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014

Cash flows from operating activities
Net income	$33,247	$41,179
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	27,827	27,951
Facility consolidation and asset impairment charges (see Note 2)	1,549	9,544
Stock-based compensation	4,644	4,374
Pension and other postretirement expense, net of contributions	(7,682)	(19,900)
Equity income in unconsolidated investees, net	(6,307)	(4,175)
Change in other assets and liabilities, net	24,475	8,167

Net cash flow from operating activities	77,753	67,140

Cash flows from investing activities
Purchase of property, plant and equipment	(6,658)	(13,835)
Payments for investments	(2,000)	(1,000)
Proceeds from investments	7,883	5,759
Proceeds from sale of certain assets	5,655	16,085

Net cash from investing activities	4,880	7,009

Cash flows from financing activities
Transactions with Parent	(79,429)	(71,847)
Deferred payments for acquisitions	(1,218)	(1,313)

Net cash used for financing activities	(80,647)	(73,160)

Effect of currency exchange rate change	(393)	113

Increase in cash and cash equivalents	1,593	1,102

Balance of cash and cash equivalents at beginning of period	71,947	78,596

Balance of cash and cash equivalents at end of period	$73,540	$79,698

The accompanying notes are an integral part of these Interim Condensed Combined Financial Statements.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 - Basis of presentation and summary of significant accounting policies

              Business Operations: The accompanying unaudited Interim Condensed Combined Financial Statements include the accounts of Gannett SpinCo, Inc. ("our," "us," "we"), a business representing the principal publishing operations of Gannett Co., Inc. ("Parent") and certain other entities wholly-owned by Parent that will be contributed to us as a part of our separation from Parent.

              Basis of presentation: Our accompanying unaudited Interim Condensed Combined Financial Statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and footnotes which are normally included in a Form 10-K and annual report to shareholders. In our opinion, the Interim Condensed Combined Financial Statements reflect all adjustments, which are of a normal recurring nature, that are necessary for a fair presentation of results for the interim periods presented.

              Recent accounting standards: In April 2015, the Financial Accounting Standards Board ("FASB") proposed a one-year deferral of the effective date for Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers ("Topic 606"). Under this proposal, the standard would be effective for public entities for annual reporting periods beginning after December 2017 and interim periods therein. The core principle contemplated by ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required.

              We were originally required to adopt ASU 2014-09 in the first quarter of 2017 and early application is not permitted. Subsequently, the FASB proposed a one-year deferral of the effective date for this standard. If the deferral is adopted, we would be required to adopt the standard in the first quarter of 2018 and retroactively apply it to our 2016 and 2017 financial results at the time of adoption. We can choose to apply the standard using either the full retrospective approach or a modified retrospective approach, which recognizes a cumulative catch up adjustment to the opening balance of retained earnings. We are currently assessing the impact of adopting this pronouncement and the transition method we will use.

NOTE 2 - Facility consolidation charges

              We evaluated the carrying values of property, plant and equipment at certain sites because of facility consolidation efforts. We revised the useful lives of certain assets to reflect the use of those assets over a shortened period as a result. Certain assets classified as held-for-sale according to Accounting Standards Codification ("ASC") Topic 360 resulted in us recognizing non-cash charges in both 2015 and 2014 as we reduced the carrying values to equal the fair value less cost to dispose. The fair values were based on the estimated prices of similar assets. We recorded pre-tax charges for facility consolidations of $1.5 million in the first quarter of 2015 and $9.5 million in the first quarter of 2014.

NOTE 3 - Goodwill and other intangible assets

              The following table displays goodwill, indefinite-lived intangible assets, and amortizable assets at March 29, 2015 and December 28, 2014:

In thousands	Mar. 29, 2015		Dec. 28, 2014
	Gross	Accumulated Amortization	Gross	Accumulated Amortization
Goodwill	$535,960	$—	$544,345	$—
Indefinite-lived intangibles:
Mastheads and trade names	13,050	—	13,469	—
Amortizable intangible assets:
Customer relationships	172,623	(143,065)	173,822	(140,720)
Other	14,279	(11,182)	14,279	(10,735)

              Customer relationships include subscriber lists and advertiser relationships and are amortized on a straight-line basis over their useful lives. Other intangibles are primarily amortizable trade names and are amortized on a straight-line basis over their useful lives.

              The following table summarizes the changes in our net goodwill balance through March 29, 2015:

In thousands
Balance at Dec. 28, 2014:
Goodwill	$7,358,420
Accumulated impairment losses	(6,814,075)

Net balance at Dec. 28, 2014	544,345

Activity during the period:
Foreign currency exchange rate changes	(8,385)
Balance at Mar. 29, 2015:
Goodwill	7,250,621
Accumulated impairment losses	(6,714,661)

Net balance at Mar. 29, 2015	$535,960

NOTE 4 - Retirement plans

              We, along with our subsidiaries, have various defined benefit retirement plans, including plans established under collective bargaining agreements. Most of our current and former employees also participate in Parent-sponsored pension plans which include participants of Parent's Broadcasting and Digital businesses. Retirement benefits obligations pursuant to the Parent-sponsored retirement plans related to our current and former employees will be transferred to us at the separation date and, accordingly, have been allocated to us in our Interim Condensed Combined Financial Statements for all periods presented. This allocation was done by determining the projected benefit obligation of participants for which the liability will be transferred.

              The most significant shared defined benefit plan is the Gannett Retirement Plan (GRP). Our retirement plan costs include costs for all of our qualified plans and our allocated portions of Parent-sponsored qualified and non-qualified plans and are presented in the following table:

In thousands	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014
Service cost-benefits earned during the period	$1,101	$1,609
Interest cost on benefit obligation	32,675	36,489
Expected return on plan assets	(48,572)	(51,423)
Amortization of prior service cost	1,734	1,734
Amortization of actuarial loss	13,827	10,313

Expense (credit) for company-sponsored retirement plans	$765	$(1,278)

              For the quarter ended March 29, 2015, we contributed $2.9 million (£1.9 million) to the Newsquest Pension Scheme in the U.K. (Newsquest Plan). Our Parent contributed $12.0 million to the GRP in the second quarter of 2015, of which we have been allocated $11.2 million, and we expect to contribute £6.3 million to the Newsquest Plan throughout the remainder of 2015.

NOTE 5 - Postretirement benefits other than pension

              We provide health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of our retirees contribute to the cost of these benefits, and retiree contributions are increased as actual benefit costs increase.

              Certain of our employees also participate in Parent-sponsored postretirement defined benefit plans which include participants of Parent's Broadcasting and Digital businesses. Health care and life insurance benefit obligations pursuant to the Parent-sponsored postretirement plans related to our current and former employees will be transferred to us at the separation date and, accordingly, have been allocated to us in our Interim Condensed Combined Financial Statements for all periods presented by determining the projected benefit obligation of participants for which the liability will be transferred.

              The cost of providing retiree health care and life insurance benefits is actuarially determined. Our policy is to fund benefits as claims and premiums are paid. In March 2014, we adopted changes to the retiree medical plan that were effective July 1, 2014. Beginning on that date, we pay a stipend to certain Medicare-eligible Gannett retirees. As a result of this change, Parent remeasured the related post-retirement benefit obligation during the first quarter of 2014, and recorded a reduction to the liability of $33.9 million, of which our allocated portion was $32.9 million (with a corresponding adjustment to "Accumulated other comprehensive loss").

              Our post-retirement benefit costs and our allocated portions of Parent-sponsored postretirement plans for health care and life insurance are presented in the following table:

In thousands	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014
Service cost-benefits earned during the period	$98	$123
Interest cost on net benefit obligation	983	1,476
Amortization of prior service credit	(2,457)	(2,367)
Amortization of actuarial loss	393	208

Net periodic post-retirement benefit credit	$(983)	$(560)

NOTE 6 - Income taxes

              Our reported effective income tax rate on pre-tax income was 4.1% for the first quarter of 2015, compared to 22.6% for the first quarter of 2014. The tax rate for the first quarter of 2015 was lower than the comparable rate in 2014 due to a one-time tax benefit from a change in accounting method filed with the IRS to amortize previously non-deductible intangible assets.

              The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was approximately $7.5 million as of March 29, 2015 and December 28, 2014. The amount of accrued interest and penalties payable related to unrecognized tax benefits was $1.1 million as of March 29, 2015 and December 28, 2014.

              It is reasonably possible that the amount of unrecognized benefits with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits, lapses of statutes of limitations or other regulatory developments. At this time, we estimate the amount of gross unrecognized tax positions may be reduced by up to approximately $1.2 million within the next 12 months primarily due to lapses of statutes of limitations and settlement of ongoing audits in various jurisdictions.

NOTE 7 - Supplemental equity information

              The following table summarizes equity account activity for the quarters ended March 29, 2015 and March 30, 2014:

In thousands
Balance at Dec. 28, 2014	$937,472
Comprehensive income:
Net income	33,247
Other comprehensive income	3,019

Total comprehensive income	36,266
Transactions with Parent, net	(74,783)

Balance at Mar. 29, 2015	$898,955

Balance at Dec. 29, 2013	$1,265,221
Comprehensive income:
Net income	41,179
Other comprehensive income	27,166

Total comprehensive income	68,345
Transactions with Parent, net	(67,473)

Balance at Mar. 30, 2014	$1,266,093

              The following table summarizes the components of, and the changes in, "Accumulated other comprehensive loss" (net of tax):

In thousands	Retirement Plans	Foreign Currency Translation	Total
First Quarter:
Balance at Dec. 28, 2014	$(1,082,312)	$404,200	$(678,112)
Other comprehensive income (loss) before reclassifications	14,831	(20,493)	(5,662)
Amounts reclassified from accumulated other comprehensive income	8,681	—	8,681

Other comprehensive income (loss)	23,512	(20,493)	3,019

Balance at Mar. 29, 2015	$(1,058,800)	$383,707	$(675,093)

Balance at Dec. 29, 2013	$(873,595)	$431,614	$(441,981)
Other comprehensive income before reclassifications	16,330	4,381	20,711
Amounts reclassified from accumulated other comprehensive income	6,455	—	6,455

Other comprehensive income	22,785	4,381	27,166

Balance at Mar. 30, 2014	$(850,810)	$435,995	$(414,815)

              Accumulated other comprehensive loss components are included in computing net periodic post-retirement costs (see Notes 4 and 5 for more detail). Reclassifications out of accumulated other comprehensive loss related to these post-retirement plans include the following:

In thousands	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014
Amortization of prior service credit	$(723)	$(633)
Amortization of actuarial loss	14,220	10,521

Total reclassifications, before tax	13,497	9,888
Income tax effect	(4,816)	(3,433)

Total reclassifications, net of tax	$8,681	$6,455

NOTE 8 - Fair value measurement

              We measure and record in the accompanying Interim Condensed Combined Financial Statements certain assets and liabilities at fair value. ASC Topic 820, Fair Value Measurement, establishes a hierarchy for those instruments measured at fair value that distinguishes between market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

              Level 1 - Quoted market prices in active markets for identical assets or liabilities;

              Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

              Level 3 - Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

              Other than the assets held as assets by our pension plans, the only assets or liabilities recorded on our Combined Balance Sheets requiring recurring fair value measurement is contingent consideration payable for historical business combinations. There was no contingent consideration payable as of March 29, 2015. Contingent consideration payable totaled $1.0 million as of December 28, 2014 and was classified as a Level 3 liability as of period end. This amount represented the estimated fair value of future earn-outs payable under such agreements. The contingent consideration decreased by $1.0 million for the quarter ended March 29, 2015 as a result of payments and adjustments to fair value.

              We also have certain assets that are held for sale that require fair value measurement on a non-recurring basis. Assets held for sale, which are classified as Level 3 assets, total $23.5 million as of March 29, 2015 and $18.4 million as of December 28, 2014.

NOTE 9 - Commitments, contingencies and other matters

              We, along with a number of our subsidiaries, are defendants in judicial and administrative proceedings involving matters incidental to our business. We believe that any liability imposed as a result of these matters will be immaterial.

NOTE 10 - Related party transactions with affiliates

              The following is a discussion of our relationship with Parent, the services provided by both parties and how transactions with Parent and Parent affiliates have been accounted for in the Interim Condensed Combined Financial Statements.

  Equity

              Equity in the Condensed Combined Balance Sheets includes the accumulated balance of transactions between us and Parent, our paid-in-capital, and Parent's interest in our cumulative retained earnings, and are presented within "Parent's investment, net" and combined with "Accumulated other comprehensive loss" as the two components of equity. The amounts comprising the accumulated balance of transactions between us and Parent and Parent affiliates include (i) the cumulative net assets attributed to us by Parent and Parent affiliates, (ii) the cumulative net advances to Parent representing our cumulative funds swept (net of funding provided by Parent and Parent affiliates to us) as part of the centralized cash management program described further below and (iii) the cumulative charges (net of credits) allocated by Parent and Parent affiliates to us for certain support services received by us.

  Centralized cash management

              Parent utilizes a centralized approach to cash management and the financing of its operations, providing funds to its entities as needed. These transactions are recorded in "Parent's investment, net" when advanced. Accordingly, none of Parent cash and cash equivalents have been assigned to us in the Interim Condensed Combined Financial Statements. Cash and cash equivalents in our Condensed Combined Balance Sheets represent cash held locally by us. Included in "Cash and cash equivalents" are investments in commercial paper of Parent totaling $61.1 million as of March 29, 2015 and $63.9 million as of December 28, 2014. Interest income recorded on these related party investments, recorded within "Other non-operating items," was $0.3 million for the quarter ended March 29, 2015 and $0.5 million for the quarter ended March 30, 2014.

  Support services provided and other amounts with Parent and Parent affiliates

              We received allocated charges from Parent and Parent affiliates for certain corporate support services, which are recorded within "Selling, general and administrative expense, exclusive of depreciation" in our Condensed Combined Statements of Income, net of cost recoveries reflecting services provided by us and allocated to Parent. Management believes that the bases used for the allocations are reasonable and reflect the portion of such costs, net of cost recoveries, attributable to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company.

              These allocated costs, net of cost recoveries, are summarized in the following table:

In thousands	Quarter Ended
	Mar. 29, 2015	Mar. 30, 2014
Corporate allocations (a)	$12,633	$14,424
Occupancy (b)	1,415	1,510
Depreciation (c)	1,859	2,222
Other support costs (d)	3,658	3,936
Cost recoveries (e)	(2,651)	(2,307)

Total	$16,914	$19,785

(a)
The corporate allocations related to support we received from Parent and Parent affiliates for certain corporate activities include: (i) corporate general and administrative expenses, (ii) marketing services, (iii) investor relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) information technology, (xi) production services, (xii) travel services, and (xiii) other Parent corporate and infrastructure costs. For these services, we recorded a management fee based on actual costs incurred by Parent and Parent affiliates, and allocated to us based upon our revenue as a percentage of total Parent revenue in each fiscal year.

(b)
Occupancy costs relate to certain facilities owned and/or leased by Parent and Parent affiliates that were utilized by our employees and principally relate to shared corporate office space. These costs were charged to us primarily based on actual square footage utilized or our revenue as a percentage of total Parent revenue in each fiscal year. Occupancy costs include facility rent, repair and maintenance, security and other occupancy related costs incurred to manage the properties.

(c)
Depreciation expense was allocated by Parent and Parent affiliates for certain assets. These assets primarily relate to facilities and IT equipment that are utilized by Parent and us to operate our businesses. These assets have not been included in our Condensed Combined Balance Sheets. Depreciation expense was allocated primarily based on our revenue as a percentage of total Parent revenue or our utilization of these assets.

(d)
Other support costs related to charges to us from Parent and Parent affiliates include certain insurance costs and our allocated portions of share-based compensation costs and net periodic pension costs relating to the SERP for employees of Parent. Such costs were allocated based on actual costs incurred or our revenue as a percentage of total Parent revenue.

(e)
Cost recoveries reflect costs recovered from Parent and Parent affiliates for functions provided by us such as functions that serve Parent's digital and broadcasting platforms for content optimization and financial transaction processing at shared service centers. Such costs were primarily allocated based on our revenue as a percentage of total Parent revenue or based upon transactional volume in each fiscal year.

  Defined contribution plans

              Our employees have historically participated in various Parent qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pre-tax basis up to 50% of compensation subject to certain limits. Substantially all of our employees (other than those covered by certain collective bargaining agreements) who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate. The plans allowed participants to invest their savings in various investments. For most participants, the plan's matching formula is 100% of the first 5% of employee contributions. Parent settled the 401(k) employee match obligation by buying Parent stock in the open market and depositing it in the participant's account. Parent also makes additional employer contributions on behalf of certain long-term employees through 2015.

              Amounts charged to expense by us for employer contributions to Parent 401(k) savings plans totaled $7.8 million in the quarter ended March 29, 2015 and $8.4 million in the quarter ended March 30, 2014 and are recorded in "Cost of sales and operating expenses, exclusive of depreciation" and "Selling, general and administrative expenses, exclusive of depreciation," as appropriate, in the Condensed Combined Statements of Income.

  Revenue and other transactions entered into in the ordinary course of business

              Certain of our revenue arrangements relate to contracts entered into in the ordinary course of business with Parent and Parent affiliates, principally Cars.com and CareerBuilder.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Gannett Co., Inc.

              We have audited the accompanying combined balance sheets of Gannett SpinCo, Inc. (the Company) as of December 28, 2014 and December 29, 2013, and the related combined statements of income, comprehensive income (loss), cash flows and equity for each of the three fiscal years in the period ended December 28, 2014. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Gannett SpinCo, Inc. at December 28, 2014 and December 29, 2013, and the combined results of its operations and its cash flows for each of the three years in the period ended December 28, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

McLean, Virginia
March 12, 2015

GANNETT SPINCO, INC.
COMBINED BALANCE SHEETS
In thousands of dollars

Assets	Dec. 28, 2014	Dec. 29, 2013
Current assets
Cash and cash equivalents	$71,947	$78,596
Trade receivables, less allowance for doubtful receivables of $5,788 and $7,778, respectively	357,523	389,505
Other receivables	16,339	11,413
Inventories	38,944	49,427
Deferred income taxes	1,797	3,429
Assets held for sale	18,434	33,595
Prepaid expenses	26,086	36,316

Total current assets	531,070	602,281

Property, plant and equipment
Land	92,470	96,523
Buildings and improvements	775,078	785,735
Machinery, equipment and fixtures	1,712,028	1,863,191
Construction in progress	10,583	5,831

Total	2,590,159	2,751,280
Less accumulated depreciation	(1,655,676)	(1,749,737)

Net property, plant and equipment	934,483	1,001,543

Intangible and other assets
Goodwill	544,345	555,479
Indefinite-lived and amortizable intangible assets, less accumulated amortization of $151,455 and $141,807, respectively	50,115	66,938
Deferred income taxes	261,322	192,902
Investments and other assets	63,125	75,593

Total intangible and other assets	918,907	890,912

Total assets	$2,384,460	$2,494,736

GANNETT SPINCO, INC.
COMBINED BALANCE SHEETS
In thousands of dollars

Liabilities and equity	Dec. 28, 2014	Dec. 29, 2013
Current liabilities
Trade accounts payable	$125,888	$103,189
Accrued liabilities
Compensation	77,606	89,716
Taxes	26,195	28,946
Other	89,096	95,045
Income taxes	13,675	40,391
Deferred income	77,123	78,946

Total current liabilities	409,583	436,233

Income taxes	11,991	16,147
Postretirement medical and life insurance liabilities	93,474	124,159
Pension liabilities	770,041	497,342
Other noncurrent liabilities	161,899	155,634

Total noncurrent liabilities	1,037,405	793,282

Total liabilities	1,446,988	1,229,515

Commitments and contingent liabilities (see Note 11)
Equity
Parent's investment, net	1,615,584	1,707,202
Accumulated other comprehensive loss	(678,112)	(441,981)

Total equity	937,472	1,265,221

Total liabilities and equity	$2,384,460	$2,494,736

The accompanying notes are an integral part of these combined financial statements.

GANNETT SPINCO, INC.
COMBINED STATEMENTS OF INCOME
In thousands of dollars

Fiscal year ended	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012
Net operating revenues
Advertising	$1,840,067	$1,971,046	$2,124,268
Circulation	1,109,729	1,117,491	1,103,262
Other	222,082	236,402	242,477

Total	3,171,878	3,324,939	3,470,007

Operating expenses
Cost of sales and operating expenses, exclusive of depreciation	1,997,803	2,089,748	2,165,727
Selling, general and administrative expenses, exclusive of depreciation	765,465	773,409	823,003
Depreciation	97,178	95,979	103,500
Amortization of intangible assets	13,885	14,119	14,289
Facility consolidation and asset impairment charges (see Note 3)	35,216	26,611	32,075

Total	2,909,547	2,999,866	3,138,594

Operating income	262,331	325,073	331,413

Non-operating income (expense)
Equity income in unconsolidated investees, net	15,857	22,768	11,386
Other non-operating items	77	(2,078)	1,991

Total	15,934	20,690	13,377

Income before income taxes	278,265	345,763	344,790
Provision for income taxes	67,560	71,302	67,560

Net income	$210,705	$274,461	$277,230

The accompanying notes are an integral part of these combined financial statements.

GANNETT SPINCO, INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of dollars

Fiscal year ended	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012
Net income	$210,705	$274,461	$277,230
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustments	(27,414)	7,516	17,280
Pension and other postretirement benefit items:
Actuarial (loss) gain:
Actuarial (loss) gain arising during the period	(429,402)	258,220	(208,696)
Amortization of actuarial loss	42,446	57,940	50,028
Prior service cost:
Change in prior service credit	36,873	303	—
Amortization of prior service credit	(4,454)	(2,039)	(11,678)
Settlement charge	—	1,721	4,445
Other	23,634	(9,448)	(10,205)

Pension and other postretirement benefit items	(330,903)	306,697	(176,106)

Other comprehensive (loss) income before tax	(358,317)	314,213	(158,826)

Income tax effect related to components of other comprehensive (loss) income	122,186	(131,121)	61,430

Other comprehensive (loss) income, net of tax	(236,131)	183,092	(97,396)

Comprehensive (loss) income	$(25,426)	$457,553	$179,834

The accompanying notes are an integral part of these combined financial statements.

GANNETT SPINCO, INC.
COMBINED STATEMENTS OF CASH FLOWS
In thousands of dollars

Fiscal year ended	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012
Cash flows from operating activities
Net income	$210,705	$274,461	$277,230
Adjustments to reconcile net income to operating cash flows:
Depreciation	97,178	95,979	103,500
Amortization of intangible assets	13,885	14,119	14,289
Facility consolidation and asset impairment charges (see Note 3)	35,216	26,611	32,075
Stock-based compensation	17,099	16,201	13,259
Provision for deferred income taxes	48,943	66,621	47,555
Pension and other postretirement expense, net of contributions	(100,984)	(99,683)	(113,450)
Equity income in unconsolidated investees, net (see Notes 3 and 6)	(15,857)	(22,768)	(11,386)
Other, net, including gains on asset sales	8,619	(6,407)	(11,614)
Decrease in trade receivables	30,753	2,943	24,711
(Increase) decrease in other receivables	(4,988)	65	(2,306)
Decrease (increase) in inventories	9,577	5,028	(8,514)
Increase (decrease) in accounts payable	23,298	(25,086)	14,326
Decrease in taxes payable	(30,871)	(48,120)	(14,200)
(Decrease) increase in accrued expenses	(21,544)	(34,473)	1,186
Decrease in deferred income	(1,471)	(3,783)	(18,628)
Change in other assets and liabilities, net	26,580	(7,173)	(20,271)

Net cash flow from operating activities	346,138	254,535	327,762

Cash flows from investing activities
Purchase of property, plant and equipment	(72,307)	(53,619)	(54,722)
Payments for acquisitions, net of cash acquired	(113)	(922)	(8,098)
Payments for investments	(2,500)	—	(109)
Proceeds from investments	18,629	26,806	18,155
Proceeds from sale of certain assets	24,519	19,983	38,659

Net cash used for investing activities	(31,772)	(7,752)	(6,115)

Cash flows from financing activities
Transactions with Parent	(319,422)	(300,805)	(295,656)
Deferred payments for acquisitions	(1,313)	(1,314)	(700)

Net cash used for financing activities	(320,735)	(302,119)	(296,356)

Effect of currency exchange rate change	(280)	(164)	2,052

(Decrease) increase in cash and cash equivalents	(6,649)	(55,500)	27,343

Balance of cash and cash equivalents at beginning of year	78,596	134,096	106,753

Balance of cash and cash equivalents at end of year	$71,947	$78,596	$134,096

The accompanying notes are an integral part of these combined financial statements.

GANNETT SPINCO, INC.
COMBINED STATEMENTS OF EQUITY
In thousands of dollars

Fiscal years ended Dec. 30, 2012, Dec. 29, 2013, and Dec. 28, 2014	Parent's investment, net	Accumulated other comprehensive loss	Total
Balance: Dec. 25, 2011	$1,722,510	$(527,677)	$1,194,833
Net income, 2012	277,230		277,230
Other comprehensive loss, net of tax		(97,396)	(97,396)
Total comprehensive income			179,834
Transactions with Parent, net	(282,397)		(282,397)

Balance: Dec. 30, 2012	$1,717,343	$(625,073)	$1,092,270
Net income, 2013	274,461		274,461
Other comprehensive income, net of tax		183,092	183,092
Total comprehensive income			457,553
Transactions with Parent, net	(284,602)		(284,602)

Balance: Dec. 29, 2013	$1,707,202	$(441,981)	$1,265,221
Net income, 2014	210,705		210,705
Other comprehensive loss, net of tax		(236,131)	(236,131)
Total comprehensive loss			(25,426)
Transactions with Parent, net	(302,323)		(302,323)

Balance: Dec. 28, 2014	$1,615,584	$(678,112)	$937,472

The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1

Description of Business and Basis of Presentation

              Business Operations: The accompanying combined financial statements include the accounts of Gannett SpinCo, Inc. ("SpinCo," "our," "us," "we"), a business representing the principal publishing operations of Gannett Co., Inc. ("Parent") and certain other entities wholly-owned by Parent that will be contributed to us as a part of our separation from Parent, as described below.

              Our operations comprise 100 daily publications in the U.S. and the U.K., more than 400 non-daily local publications in the U.S. and more than 125 such titles in the U.K. Our 82 U.S. daily publications include USA TODAY.

              Separation from Parent and Basis of Presentation: On August 5, 2014, Parent announced its plan to create two publicly traded companies with scale: one focused on its Publishing business, us, and the other comprising its Broadcasting and Digital businesses. The separation will be effected by means of a pro rata distribution of 98.5% of the outstanding shares of our common stock to holders of Parent common stock. Following the distribution, Parent will own 1.5% of our outstanding common shares and we will be a separate public company.

              Historically, we have not prepared separate financial statements. The accompanying combined financial statements are derived from the historical accounting records of Parent and present our combined financial position, results of operations and cash flows as of and for the periods presented as if we were a separate entity. These combined financial statements are presented in accordance with generally accepted accounting principles ("U.S. GAAP").

              In preparing these financial statements, management has made certain assumptions or implemented methodologies to allocate various expenses from Parent to us and from us back to Parent in the form of cost recoveries. These allocations represent services provided between the two entities and are more fully detailed in Note 13. All such costs and expenses are assumed to be settled with Parent through "Parent's investment, net" equity account in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Parent through "Parent's investment, net" and settlement is deemed to occur in the year following recognition in the current income tax provision. We believe the assumptions and methodologies used in these allocations are reasonable. However, such allocated costs, net of cost recoveries, may not be indicative of the actual level of expense that would have been incurred had we historically operated on a stand-alone basis. Accordingly, these combined financial statements may not necessarily reflect our combined financial position, results of operations and cash flows had we operated each as a stand-alone entity during the periods presented.

              All of our internal intercompany accounts have been eliminated in combination. All significant intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates are included in "Parent's investment, net." These intercompany transactions are further described in Note 13 to our combined financial statements. The total net effect of these intercompany transactions is reflected in the Combined Statements of Cash Flows as financing activities.

NOTE 2

Summary of significant accounting policies

              Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. Our 2014 fiscal year ended on December 28, 2014, and encompassed a 52-week period. Our 2013 fiscal year encompassed a 52-week period ending on December 29, 2013 and our 2012 fiscal year encompassed a 53-week period ending on December 30, 2012.

              Subsidiaries and Investments: The combined financial statements include our accounts and those over which we have control after elimination of all intercompany transactions and profits.

              Segment presentation: We have determined that all of our operating segments meet the criteria under the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 280, Segment Reporting to be aggregated into one reportable segment.

              Use of estimates: The financial statements have been prepared in accordance with U.S. GAAP and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for income taxes, pension and other post-employment benefits, valuation of intangible assets and allocation of costs between us and Parent.

              Cash and cash equivalents: Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Parent provides funds to us and vice versa. These transactions are recorded in "Parent's investment, net" when advanced. Accordingly, none of Parent's cash and cash equivalents has been assigned to us in the combined financial statements. Cash and cash equivalents in the Combined Balance Sheets represent cash held locally by us and consist of cash and investments with original maturities of three months or less.

              Trade receivables and allowances for doubtful accounts: Trade receivables are recorded at invoiced amounts and generally do not bear interest. The allowance for doubtful accounts reflects our estimate of credit exposure, determined principally on the basis of our collection experience, aging of our receivables and significant individual account credit risk.

              Inventories: Inventories, consisting principally of newsprint, printing ink and plate material for our publishing operations, are recorded at the lower of cost (first-in, first-out) or market.

              Assets held for sale: In accordance with the guidance on the disposal of long-lived assets under ASC Topic 360, Property, Plant and Equipment ("ASC Topic 360"), we reported assets held for sale of $18 million as of December 28, 2014 and $34 million as of December 29, 2013.

              Valuation of long-lived assets: In accordance with the requirements included within ASC Topic 350, Intangibles - Goodwill and Other ("ASC Topic 350") and ASC Topic 360, we evaluate the carrying value of long-lived assets (mostly property, plant and equipment and finite-lived intangible assets) to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than their carrying value. We measure impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

              Property and depreciation: Property, plant and equipment is recorded at cost, and depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and improvements, 10 to 40 years; and machinery, equipment and fixtures, 3 to 30 years. Changes in the estimated useful life of an asset, which, for example, could happen as a result of facility consolidations, can affect depreciation expense and net income. Major renewals and improvements are capitalized. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred.

              Certain assets of Parent and Parent affiliates that are not owned by us and are otherwise specifically identifiable or attributable to us and are necessary to present these combined financial statements on a stand-alone basis have also been included in these combined financial statements.

              Goodwill and other intangible assets: Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. In accordance with the impairment testing provisions included in ASC Topic 350, goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

              We perform an annual two-step goodwill impairment test. In the first step of the quantitative test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation techniques. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, we determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and we must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

              In determining the reporting units, we consider the way we manage our businesses and the nature of those businesses. We establish our reporting units at or one level below the operating segment level. These reporting units therefore consist principally of U.S. Community Publishing, the USA TODAY group, and the U.K. group.

              We perform a quantitative impairment test annually, or more often if circumstances dictate, of our indefinite-lived intangible assets. The quantitative impairment test consists of a comparison of the fair value of each masthead or trade name with its carrying amount. We use a "relief from royalty" approach which utilizes a discounted cash flow model to determine the fair value of each masthead or trade name.

              Intangible assets that have finite useful lives are amortized over those useful lives and are evaluated for impairment in accordance with ASC Topic 350 as described above.

              Investments and other assets: Investments in entities for which we do not have control, but we have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Our share of net earnings and losses from these ventures is included in "Equity income in unconsolidated investees, net" in the Combined Statements of Income. See Note 6 for additional information.

              Revenue recognition: Our revenues include fees charged to advertisers for space purchased in our newspapers, digital advertisements placed on our digital platforms, advertising and marketing service fees. Advertising revenues, net of agency commissions, are recognized at the time the advertisements are published in the newspaper. Advertising revenues for digital platforms are recognized as impressions are delivered. Revenues also include circulation revenues for newspapers, both print and digital, purchased by readers or distributors, reduced by the amount of any discounts taken. Circulation revenues are recognized when either newspapers are purchased, ratably over the subscription period, or made available on our digital platforms. We also generate commercial printing revenues which are recognized when the product is delivered to the customer. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

              Retirement plans: Pension and other postretirement benefit obligations under our defined benefit retirement plans and Parent-sponsored plans for which we have been allocated costs and associated obligations are actuarially determined. We recognize the cost of postretirement benefits including pension, medical and life insurance benefits on an accrual basis over the average life expectancy of employees expected to receive such benefits for plans that have had their benefits frozen. For active plans, costs are recognized over the estimated average future service period. Our plans and those which have been allocated to us are discussed in Note 7 and Note 8.

              At the separation date, we expect that pension and other postretirement liabilities relating to our current and former employees will be transferred from Parent to us. Retirement benefits obligations pursuant to the Parent-sponsored retirement plans related to our current and former employees have been allocated to us in our combined financial statements for all periods presented. The allocation was done by determining the projected benefit obligation of participants for which the liability will be transferred. Our Combined Balance Sheets reflect the net obligation related to our current and former employees and our Combined Statements of Income reflect the net expense for these retirement benefits.

              Stock-based employee compensation: In prior years, Parent's board of directors approved stock option awards to be issued to our employees. These awards generally have graded vesting terms, and we recognize compensation expense for these options on a straight-line basis over the requisite service period for the entire award (generally four years). Stock options are no longer issued to our employees.

              The board of directors of Parent also approved grants of restricted stock or restricted stock units as well as performance shares to our employees as a form of compensation. The expense for such awards is based on the grant date fair value of the award and is recognized on a straight-line basis over the requisite service period, which is generally the four-year incentive period for restricted stock and the three-year incentive period for performance shares. Expense for performance share awards for participants meeting certain retirement eligible criteria as defined in the plan is recognized using the accelerated attribution method. See Notes 10 and 13 for further discussion.

              Income taxes: We account for certain income and expense items differently for financial reporting purposes than for income tax reporting purposes. Deferred income taxes are provided in recognition of these temporary differences. For the purposes of these combined financial statements, we have computed income taxes as if we were filing separate returns from Parent. Current income taxes payable are settled with Parent through the "Parent's investment, net" and settlement is deemed to occur in the year following recognition in the current income tax provision. See Note 9 for further discussion.

              Foreign currency translation: The statements of income of foreign operations have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in "Other comprehensive (loss) income before tax" in the Combined Statements of

Comprehensive Income (Loss) and are classified as "Accumulated other comprehensive loss" in the Combined Balance Sheets and Combined Statements of Equity.

              Loss contingencies: We are subject to various legal proceedings, claims and regulatory matters, the outcomes of which are subject to significant uncertainty. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable, and whether it can be reasonably estimated. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if material and estimable.

              Concentration of Risk: Due to the distributed nature of our operations, we are not subject to significant concentrations of risk relating to customers, products, or geographic locations. Our business consists of 82 U.S. daily publications with affiliated online sites in 30 states and one U.S. territory. Our business also includes Newsquest, which is a regional publisher in the U.K. that includes 18 paid-for daily publications and more than 125 weekly publications, magazines and trade publications. Our business in the U.S. includes more than 400 non-daily publications, a network of offset presses for commercial printing and several smaller businesses. Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and have been within management's expectations.

              Our foreign revenues, principally from businesses in the U.K. totaled approximately $461.3 million in 2014, $452.0 million in 2013 and $484.4 million in 2012.

              Our long-lived assets in foreign countries, principally in the U.K., totaled approximately $336.7 million at December 29, 2014, $384.3 million at December 29, 2013, and $398.5 million at December 30, 2012.

              New accounting pronouncements: In April 2014, the FASB issued Accounting Standards Update ("ASU") 2014-08 Presentation of Financial Statements ("Topic 205"); Property, Plant, and Equipment ("Topic 360"), and Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014-08 amends the requirements for reporting and disclosing discontinued operations. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. ASU No. 2014-08 is effective for interim and annual periods beginning after December 15, 2014, with early adoption permitted and is to be applied prospectively. We adopted the provisions of ASU No. 2014-08 in 2014 as it relates to a U.S. non-daily publication that ceased production at the end of 2014.

              In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers ("Topic 606") which supersedes the guidance in Revenue Recognition ("Topic 605"). The core principle contemplated by ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required.

              We are required to adopt ASU 2014-09 in the first quarter of 2017 and early application is not permitted. However, we will need to retroactively apply the standard to 2015 and 2016 at the time of adoption. We can choose to apply the standard using either the full retrospective approach or a modified retrospective approach where we will recognize a cumulative catch up adjustment to the opening balance of retained earnings. We are currently assessing the impact of adopting this pronouncement and the transition method we will use.

NOTE 3

Facility consolidation and asset impairment charges

              For each year presented, we recognized charges related to facility consolidations efforts and in certain of these periods, we also recorded non-cash impairment charges related to intangible assets and certain investments in which we hold a noncontrolling interest which are accounted for under the equity method.

              A summary of these charges by year is presented below:

In thousands of dollars
2014	Pre-Tax Amount	After-Tax Amount
Facility consolidation and asset impairment charges:
Intangible assets	$1,701	$1,000
Property, plant and equipment	19,467	13,467
Other	14,048	8,449

Total facility consolidation and asset impairment charges against operations	$35,216	$22,916

In thousands of dollars
2013	Pre-Tax Amount	After-Tax Amount
Facility consolidation and asset impairment charges:
Intangible assets	$2,401	$1,500
Property, plant and equipment	14,756	9,156
Other	9,454	5,854

Total facility consolidation and asset impairment charges against operations	26,611	16,510

Non-operating charges:
Other non-operating items	2,693	1,593

Total charges	$29,304	$18,103

In thousands of dollars
2012	Pre-Tax Amount(a)	After-Tax Amount
Facility consolidation and asset impairment charges:
Property, plant and equipment	$29,520	$18,320
Other	2,556	1,457

Total facility consolidation and asset impairment charges against operations	32,075	19,777

Non-operating charges:
Equity method investments	3,220	2,020

Total charges	$35,295	$21,797

(a)
Total amounts may not sum due to rounding.

              ASC Topic 350 requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. Our annual measurement date for testing is the first day of the fourth quarter. Recognized intangible assets that have finite useful lives are amortized over their useful lives and are subject to tests for impairment in accordance with the requirements included within ASC Topic 350.

              During 2014 and 2013, we recorded non-cash impairment charges for mastheads after the qualitative assessments indicated it was more likely than not that the carrying value exceeded the fair value. Accordingly, we prepared quantitative assessments in both years which also indicated that impairments existed. As a result of these assessments, we recorded non-cash impairment charges to reduce the carrying value of each asset to its respective calculated fair value. Fair value was determined using a relief-from-royalty method. The pre-tax impairment charges totaled $1.7 million in 2014 and $2.4 million in 2013. The impairments recorded were principally a result of revised revenue projections which were lower than expected. In 2014, the revised revenue projections were also coupled with a decrease in royalty rates of comparable arrangements thus negatively impacting our royalty assumptions.

              Facility consolidation plans led us to recognize charges associated with revising the useful lives of certain assets over a shortened period as well as shutdown costs. Charges were recognized in all periods presented. Certain assets classified as held-for-sale in accordance with ASC Topic 360 resulted in charges being recognized in all periods presented as the carrying values were reduced to equal the fair value less cost to dispose. These fair values were based on estimates of selling prices for similar assets. We also recorded non-operating charges to write off certain assets that were donated during 2013.

              During 2012, the carrying values of certain investments in which we own noncontrolling interests were written down to fair value because the businesses underlying the investments had experienced significant and sustained operating losses, leading us to conclude that they were other than temporarily impaired. These charges of $3.2 million for 2012 are recorded in "Equity income in unconsolidated investees, net."

NOTE 4

Goodwill and other intangible assets

              The following table displays goodwill, indefinite-lived intangible assets, and amortizable intangible assets at December 28, 2014 and December 29, 2013.

In thousands of dollars
	Gross	Accumulated Amortization	Net
Dec. 28, 2014
Goodwill	$544,345	$—	$544,345
Indefinite-lived intangibles:
Mastheads and trade names	13,469	—	13,469
Amortizable intangible assets:
Customer relationships	173,822	(140,720)	33,102
Other	14,279	(10,735)	3,544

Total	$745,915	$(151,455)	$594,460

Dec. 29, 2013
Goodwill	$555,479	$—	$555,479
Indefinite-lived intangibles:
Mastheads and trade names	15,612	—	15,612
Amortizable intangible assets:
Customer relationships	178,454	(132,563)	45,891
Other	14,679	(9,244)	5,435

Total	$764,224	$(141,807)	$622,417

              Amortization expense was $13.9 million in 2014, $14.1 million in 2013 and $14.3 million in 2012. Customer relationships, which include subscriber lists and advertiser relationships, are amortized on a straight-line basis over their useful lives. Other intangibles are primarily amortizable trade names and are amortized on a straight-line basis over their useful lives.

              The following table shows the projected annual amortization expense, as of December 28, 2014, related to amortizable intangibles assuming no acquisitions or dispositions:

In thousands of dollars
2015	$10,602
2016	$5,399
2017	$3,526
2018	$3,512
2019	$3,024

              The following table shows the changes in the carrying amount of goodwill during 2014 and 2013:

In thousands of dollars
Total
Gross balance at Dec. 30, 2012	$7,450,346
Accumulated impairment losses	(6,899,817)

Net balance at Dec. 30, 2012	$550,529

Acquisitions & adjustments	1,047
Foreign currency exchange rate changes	3,903

Balance at Dec. 29, 2013	$555,479

Gross balance at Dec. 29, 2013	7,501,584
Accumulated impairment losses	(6,946,105)

Net balance at Dec. 29, 2013	$555,479

Acquisitions & adjustments	2
Foreign currency exchange rate changes	(11,136)

Balance at Dec. 28, 2014	$544,345

Gross balance at Dec. 28, 2014	7,358,420
Accumulated impairment losses	(6,814,075)

Net balance at Dec. 28, 2014	$544,345

NOTE 5

Accumulated other comprehensive loss

              The elements of our "Accumulated other comprehensive loss" consisted of pension, retiree medical and life insurance liabilities and foreign currency translation gains. The following tables summarize the components of, and changes in, "Accumulated other comprehensive loss":

In thousands of dollars
2014	Retirement Plans	Foreign Currency Translation	Total
Balance at beginning of year	$(873,595)	$431,614	$(441,981)
Other comprehensive loss before reclassifications	(232,740)	(27,414)	(260,154)
Amounts reclassified from accumulated other comprehensive loss	24,023	—	24,023

Balance at end of year	$(1,082,312)	$404,200	$(678,112)

In thousands of dollars
2013	Retirement Plans	Foreign Currency Translation	Total
Balance at beginning of year	$(1,049,171)	$424,098	$(625,073)
Other comprehensive income before reclassifications	139,670	7,516	147,186
Amounts reclassified from accumulated other comprehensive loss	35,906	—	35,906

Balance at end of year	$(873,595)	$431,614	$(441,981)

In thousands of dollars
2012	Retirement Plans	Foreign Currency Translation	Total
Balance at beginning of year	$(934,495)	$406,818	$(527,677)
Other comprehensive (loss) income	(114,676)	17,280	(97,396)

Balance at end of year	$(1,049,171)	$424,098	$(625,073)

              "Accumulated other comprehensive loss" components are included in the computation of net periodic postretirement costs (see Notes 7 and 8 for more detail). Reclassifications out of "Accumulated other comprehensive loss" related to these postretirement plans include the following:

In thousands of dollars
	2014	2013
Amortization of prior service credit	$(4,454)	$(2,039)
Amortization of actuarial loss	42,446	57,940
Settlement charge	—	1,721

Total reclassifications, before tax	37,992	57,622
Income tax effect	(13,969)	(21,716)

Total reclassifications, net of tax	$24,023	$35,906

NOTE 6

Investments

              Our investments include several that are accounted for under the equity method:

% Owned Dec. 28, 2014
Ponderay Newsprint Company	13.50%
California Newspapers Partnership	19.49%
Homefinder.com	33.33%
Texas-New Mexico Newspapers Partnership	40.64%
TNI Partners	50.00%

              The aggregate carrying value of equity investments at December 28, 2014 was $54.5 million and $62.3 million at December 29, 2013. Certain differences exist between our investment carrying value and the underlying equity of the investee companies principally due to fair value measurement at the date of investment acquisition and due to impairment charges we recorded for certain of the investments.

NOTE 7

Retirement plans

              We, along with our subsidiaries, have various defined benefit retirement plans, including plans established under collective bargaining agreements. Most of our current and former employees also participate in Parent-sponsored pension plans which include participants of Parent's Broadcasting and Digital businesses. Retirement benefits obligations pursuant to the Parent-sponsored retirement plans related to our current and former employees will be transferred to us at the separation date and, accordingly, have been allocated to us in our combined financial statements for all periods presented. This allocation was done by determining the projected benefit obligation of participants for which the liability will be transferred.

              The most significant shared defined benefit plan is the Gannett Retirement Plan ("GRP"). As of December 28, 2014 the GRP was underfunded by $418.3 million and as of December 29, 2013, the GRP was underfunded by $185.3 million. We have been allocated $391.1 million for our current and former employees as of December 28, 2014 and $173.2 million as of December 29, 2013.

              Certain of our current and former employees also participate in the Gannet Supplemental Retirement Plan ("SERP"), which is not funded. As of December 28, 2014, the projected benefit obligation for the SERP was $216.0 million, of which we have been allocated $120.9 million. As of December 29, 2013, the projected benefit obligation for the SERP was $190.8 million, of which we have been allocated $106.7 million. At the separation date, the GRP and SERP liabilities relating to our current and former employees which have been allocated to us for purposes of these combined financial statements will be transferred from Parent to us. Along with the allocation of the projected benefit obligation, we have been allocated a portion of the plan assets related to the GRP based upon a preliminary estimate of the assets to be transferred. The SERP is an unfunded plan. However, the final amounts to be transferred will be done in accordance with regulatory requirements, and it is reasonably possible that the amounts transferred for liabilities and assets could change from the amounts presented in these combined financial statements.

              The disclosure tables below include the assets and obligations of the Newsquest Pension Scheme in the U.K. ("Newsquest Plan"), the Detroit Free Press, Inc. Newspaper Guild of Detroit Pension Plan, and our allocated amounts for our current and former employees covered by the Parent-sponsored GRP and SERP. We use a December 31 measurement date convention for our retirement plans.

              Substantially all participants in the GRP and SERP had their benefits frozen before 2009. Participants of the Newsquest Plan had their benefits frozen effective March 31, 2011. Our pension costs, which include costs for all of our qualified plans and our allocated portions of Parent-sponsored qualified and non-qualified plans, are presented in the following table:

In thousands of dollars
	2014	2013	2012
Service cost—benefits earned during the period	$4,498	$6,487	$6,436
Interest cost on benefit obligation	145,433	131,270	144,465
Expected return on plan assets	(206,164)	(188,462)	(180,418)
Amortization of prior service costs	6,967	6,967	7,021
Amortization of actuarial loss	41,728	56,813	48,160

Pension (benefit) cost for our plans and our allocated portions of Parent-sponsored retirement plans	(7,538)	13,075	25,664
Settlement charge	—	1,721	4,445

Total pension (benefit) cost	$(7,538)	$14,796	$30,109

              The following table provides a reconciliation of pension benefit obligations (on a projected benefit obligation measurement basis), plan assets and funded status of our retirement plans and our allocated portions of Parent-sponsored retirement plans, along with the related amounts that are recognized in the Combined Balance Sheets.

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Change in benefit obligations
Benefit obligations at beginning of year	$3,170,182	$3,315,371
Service cost	4,498	6,487
Interest cost	145,433	131,270
Plan amendments	—	177
Plan participants' contributions	4	4
Actuarial loss (gain)	370,700	(84,556)
Foreign currency translation	(57,779)	21,758
Gross benefits paid	(199,457)	(214,320)
Settlements	—	(6,009)

Benefit obligations at end of year	$3,433,581	$3,170,182

Change in plan assets
Fair value of plan assets at beginning of year	$2,668,093	$2,430,886
Actual return on plan assets	154,462	346,459
Plan participants' contributions	4	4
Employer contributions	74,442	94,716
Gross benefits paid	(199,457)	(214,320)
Settlements	—	(6,009)
Foreign currency translation	(42,655)	16,357

Fair value of plan assets at end of year	$2,654,889	$2,668,093

Funded status at end of year	$(778,692)	$(502,089)

Amounts recognized in Combined Balance Sheets
Noncurrent assets	$—	$3,684
Accrued benefit cost—current	$(8,651)	$(8,431)
Accrued benefit cost—noncurrent	$(770,041)	$(497,342)

              The funded status (on a projected benefit obligation basis) of our plans and our allocated portions of Parent-sponsored retirement plans at December 28, 2014, is as follows:

In thousands of dollars
	Fair Value of Plan Assets	Benefit Obligation	Funded Status
GRP(a)	$1,845,622	$2,236,714	$(391,092)
Newsquest	716,519	970,674	(254,155)
Newspaper Guild of Detroit	92,748	105,338	(12,590)
SERP(a)(b)	—	120,855	(120,855)

Total	$2,654,889	$3,433,581	$(778,692)

(a)
Amounts disclosed represent our allocated portion of Parent-sponsored plans.
(b)
The SERP is an unfunded, unsecured liability

              The accumulated benefit obligation for our retirement plans and our allocated portions of Parent-sponsored retirement plans was $3.4 billion at December 28, 2014 and $3.1 billion at December 29, 2013. The following table presents information for our retirement plans and our allocated portions of Parent-sponsored retirement plans for which accumulated benefits exceed assets:

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Accumulated benefit obligation	$3,420,669	$3,073,250
Fair value of plan assets	$2,654,889	$2,578,106

              The following table presents information for our retirement plans and our allocated portions of Parent-sponsored retirement plans for which projected benefit obligations exceed assets:

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Projected benefit obligation	$3,433,581	$3,083,880
Fair value of plan assets	$2,654,889	$2,578,106

              The following table summarizes the amounts recorded in "Accumulated other comprehensive loss" that are currently unrecognized as a component of pension expense for our retirement plans and our allocated portions of Parent-sponsored retirement plans as of the dates presented (pre-tax). Amounts included in "Accumulated other comprehensive loss" related to Parent-sponsored plans have been allocated to us in proportion to the projected benefit obligation allocated to us.

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Net actuarial loss	$(1,663,647)	$(1,309,485)
Prior service cost	(43,257)	(50,224)

Amounts in accumulated other comprehensive loss	$(1,706,904)	$(1,359,709)

              The actuarial loss amounts expected to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 are $54.6 million. The prior service cost amounts expected to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 are $7.0 million.

              Other changes in plan assets and benefit obligations recognized in "Other comprehensive loss" consist of the following:

In thousands of dollars
2014
Current year actuarial loss	$(422,402)
Amortization of actuarial loss	41,728
Amortization of prior service costs	6,967
Foreign currency gain	26,511

Total	$(347,196)

              Pension costs: The following assumptions were used to determine net pension costs:

	2014	2013	2012
Discount rate	4.74%	4.10%	4.84%
Expected return on plan assets	7.91%	7.93%	7.94%
Rate of compensation increase	2.96%	2.96%	2.96%

              The expected return on plan assets assumption was determined based on plan asset allocations, a review of historic capital market performance, historical plan asset performance and a forecast of expected future plan asset returns.

              Benefit obligations and funded status: The following assumptions were used to determine the year-end benefit obligations:

	Dec. 28, 2014	Dec. 29, 2013
Discount rate	3.94%	4.74%
Rate of compensation increase	2.96%	2.96%

              During 2014, we made contributions of $14.7 million to the Newsquest Plan. In 2015, we expect to contribute $12.8 million to the Newsquest Plan. During 2014, Parent made contributions of $56.1 million to the GRP and $12.6 million to the SERP. We have been allocated $52.5 million for contributions to the GRP and $7.0 million for contributions to the SERP, in proportion to the projected benefit obligation that has been allocated to us. In 2015, Parent contributions are expected to be $12.0 million for the GRP and $15.5 million for the SERP. Our share of Parent's total contribution is expected to be $11.2 million for GRP and $8.7 million for SERP.

              Plan assets: The primary objective of our plans and Parent-sponsored defined benefit retirement plans is to provide eligible employees with scheduled pension benefits; the "prudent man" guideline is followed with regard to the investment management of retirement plan assets. Consistent with prudent standards for preservation of capital and maintenance of liquidity, the goal is to earn the highest possible total rate of return while minimizing risk. The principal means of reducing volatility and exercising prudent investment judgment is diversification by asset class and by investment manager; consequently, portfolios are constructed to attain prudent diversification in the total portfolio, each asset class, and within each individual investment manager's portfolio. Investment diversification is consistent with the intent to minimize the risk of large losses. All objectives are based upon an investment horizon spanning five years so that interim market fluctuations can be viewed with the appropriate perspective. The target asset allocation represents the long-term perspective. Retirement plan assets will be rebalanced periodically to align them with the target asset allocations. Risk characteristics are measured and compared with an appropriate benchmark quarterly; periodic reviews are made of the investment objectives and the investment managers. The actual investment return on plan assets for the Newsquest plan was 11.7% in 2014, 12.3% in 2013 and 8.0% in 2012. The actual investment return on plan assets for the GRP was 5.2% for 2014, 16.4% for 2013 and 12.6% for 2012.

              Our allocated portion of GRP plan assets include approximately 1.2 million shares of Parent common stock valued at approximately $37.1 million at the end of 2014 and $34.3 million at the end of 2013. Our allocated portion of these shares received dividends of approximately $0.9 million in 2014, and $0.9 million in 2013.

              The asset allocation for the GRP at the end of 2014 and 2013 and the target allocation for 2015, by asset category, are presented in the table below:

		Allocation of Plan Assets
	Target Allocation 2015
		2014	2013
Equity securities	65%	65%	64%
Debt securities	20	20	22
Other	15	15	14

Total	100%	100%	100%

              Cash flows: We estimate the following benefit payments will be made from retirement plan assets, which reflect expected future service, as appropriate. The amounts below represent the benefit payments for our plans and our allocated portions of Parent-sponsored retirement plans.

In thousands of dollars
2015	$191,290
2016	$193,177
2017	$195,630
2018	$194,729
2019	$196,475
2020-2024	$966,089

              Multi-employer plans that provide pension benefits: We contribute to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements ("CBA") that cover our union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

  •
  We play no part in the management of plan investments or any other aspect of plan administration.

  •
  Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

  •
  If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

  •
  If we choose to stop participating in some of our multi-employer plans, we may be required to pay those plans an amount based on the unfunded status of the plan, referred to as withdrawal liability.

              Our participation in these plans for the annual period ended December 28, 2014, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employee Identification Number ("EIN") and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act ("PPA") zone statuses available are for the plan's year-end at December 29, 2013 and December 30, 2012. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both a) less than 80% funded and b) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

              We make all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, our contribution represented less than 5% of total contributions to the plan except for one. The one exception is the Newspaper Guild International Pension Plan which represented approximately 13%.

              We incurred expenses for multi-employer withdrawal liabilities of $8.2 million and $3.8 million in 2014 and 2012. Other noncurrent liabilities on the Combined Balance Sheet as of December 28, 2014 include $41.2 million and $34.1 million as of December 29, 2013, for such withdrawal liabilities.

Multi-employer Pension Plans
		Zone Status Dec. 31,			Contributions (in thousands)
	EIN Number/ Plan Number			FIP/RP Status Pending/ Implemented				Surcharge Imposed	Expiration Dates of CBAs
Pension Plan Name		2014	2013		2014	2013	2012
CWA/ITU Negotiated Pension Plan	13-6212879/001	Red	Red	Implemented	$433	$242	$572	No	2/1/2015 11/08/2015 2/23/2016
GCIU—Employer Retirement Benefit Plan(a)(b)	91-6024903/001	Red	Red	Implemented	71	216	380	No	N/A
The Newspaper Guild International Pension Plan(a)	52-1082662/001	Red	Red	Implemented	244	279	415	No	2/23/2016
IAM National Pension Plan(a)	51-6031295/002	Green	Green	N/A	403	736	341	N/A	4/30/2016
Teamsters Pension Trust Fund of Philadelphia and Vicinity(a)	23-1511735/001	Yellow	Yellow	Implemented	1,298	1,355	876	N/A	7/29/2015 2/23/2016
Central Pension Fund of the International Union of Operating Engineers and Participating Employers(a)	36-6052390/001	Green as of Jan. 31, 2014	Green as of Jan. 31, 2013	N/A	153	160	158	N/A	4/30/2016
Central States Southeast and Southwest Areas Pension Fund(b)	36-6044243/001	Red	Red	Implemented	—	40	260	No	N/A

Total					$2,602	$3,028	$3,002

(a)
This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.
(b)
We have no ongoing participation in these plans.

NOTE 8

Postretirement benefits other than pensions

              We provide health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of our retirees contribute to the cost of these benefits, and retiree contributions are increased as actual benefit costs increase. The cost of providing retiree health care and life insurance benefits is actuarially determined. Our policy for pre-65 coverage is to fund benefits as claims and premiums are paid. Commencing July 1, 2014, we began paying a stipend to most Medicare-eligible retirees which is accessible through a Health Reimbursement Account. We eliminated postretirement medical and life insurance benefits for most U.S. employees under 50 years of age effective January 1, 2006.

              Certain of our employees also participate in Parent-sponsored postretirement defined benefit plans which include participants of Parent's Broadcasting and Digital businesses. Health care and life insurance benefit obligations pursuant to the Parent-sponsored postretirement plans related to our current and former employees will be transferred to us at the separation date and, accordingly, have been allocated to us in our combined financial statements for all periods presented by determining the projected benefit obligation of participants for which the liability will be transferred.

              The unfunded liability for these Parent-sponsored plans was $63.3 million as of December 28, 2014 and $95.2 million as of December 29, 2013. For our current and former employees, we have been allocated $61.2 million as of December 28, 2014 and $92.1 million as of December 29, 2013.

              The disclosure tables below include the obligations pursuant to our plan as well as the obligations of Parent-sponsored plans that have been allocated to us. We use a December 31 measurement date convention for these plans.

              Postretirement benefit cost for health care and life insurance included the following components:

In thousands of dollars
	2014	2013	2012
Service cost—benefits earned during the period	$365	$523	$537
Interest cost on net benefit obligation	4,610	5,526	7,557
Amortization of prior service credit	(11,421)	(9,006)	(18,700)
Amortization of actuarial loss	718	1,127	1,868

Net periodic postretirement benefit credit	$(5,728)	$(1,830)	$(8,738)

              The table below provides a reconciliation of benefit obligations and funded status of our postretirement benefit plans and our allocated portions of Parent-sponsored postretirement plans:

In thousands of dollars
	2014	2013
Change in benefit obligations
Net benefit obligations at beginning of year	$141,447	$165,672
Service cost	365	523
Interest cost	4,610	5,526
Plan participants' contributions	5,018	9,430
Actuarial loss (gain)	6,590	(15,922)
Plan amendments	(36,873)	(480)
Gross benefits paid	(18,294)	(27,363)
Federal subsidy on benefits paid	665	4,061

Net benefit obligations at end of year	$103,528	$141,447

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	13,276	17,933
Plan participants' contributions	5,018	9,430
Gross benefits paid	(18,294)	(27,363)

Fair value of plan assets at end of year	$—	$—

Benefit obligation at end of year	$(103,528)	$(141,447)

Amounts recognized in Combined Balance Sheets
Accrued benefit cost—current	$(10,054)	$(17,288)
Accrued benefit cost—noncurrent	$(93,474)	$(124,159)

              The following table summarizes the amounts recorded in "Accumulated other comprehensive loss" that are currently unrecognized as a component of net periodic postretirement benefit credit as of the dates presented (pre-tax):

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Net actuarial loss	$(12,044)	$(5,762)
Prior service credit	41,454	16,001

Amounts in accumulated other comprehensive loss	$29,410	$10,239

              We estimate a $1.4 million actuarial loss and a $9.8 million prior service credit will be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015.

              Other changes in plan assets and benefit obligations recognized in "Other comprehensive loss" consist of the following:

In thousands of dollars
2014
Current year actuarial loss	$(7,000)
Change in prior service credit	36,873
Amortization of actuarial loss	718
Amortization of prior service credit	(11,421)

Total	$19,170

              Postretirement benefit costs: The following assumptions were used to determine postretirement benefit cost:

	2014	2013	2012
Discount rate	4.50%	3.80%	4.75%
Health care cost trend rate assumed for next year	6.26%	7.17%	6.50%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that ultimate trend rate is reached	2018	2017	2016

              Benefit obligations and funded status: The following assumptions were used to determine the year-end benefit obligation:

	Dec. 28, 2014	Dec. 29, 2013
Discount rate	4.00%	4.75%
Health care cost trend rate assumed for next year	6.26%	7.17%
Ultimate trend rate	5.00%	5.00%
Year that ultimate trend rate is reached	2018	2017

              Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. The effect of a 1% change in the health care cost trend rate would result in a change of approximately $0.3 million in the 2014 postretirement benefit obligation and no measurable change in the aggregate service and interest components of the 2014 expense.

              Cash flows: We expect to make the following benefit payments, which reflect expected future service. The amounts below represent the benefit payments for our plans and our allocated portions of Parent-sponsored retirement plans.

In thousands of dollars	Benefit Payments
2015	$10,054
2016	$8,895
2017	$8,307
2018	$8,382
2019	$7,794
2020-2024	$31,446

              The amounts above exclude the participants' share of the benefit cost. Our policy is to fund benefits as claims, stipends and premiums are paid or pay a stipend to certain Medicare-eligible retirees. We expect no subsidy benefits for 2015 and beyond.

NOTE 9

Income taxes

              The provision (benefit) for income taxes consists of the following:

In thousands of dollars
2014	Current	Deferred	Total
Federal	$39,740	$18,282	$58,022
State and other	(21,123)	27,731	6,608
Foreign	—	2,930	2,930

Total	$18,617	$48,943	$67,560

In thousands of dollars
2013	Current	Deferred	Total
Federal	$21,933	$64,317	$86,250
State and other	(17,252)	(2,944)	(20,196)
Foreign	—	5,248	5,248

Total	$4,681	$66,621	$71,302

In thousands of dollars
2012	Current	Deferred	Total
Federal	$34,931	$48,367	$83,298
State and other	(9,258)	(1,297)	(10,555)
Foreign	(5,668)	485	(5,183)

Total	$20,005	$47,555	$67,560

              The components of net income before income taxes consist of the following:

In thousands of dollars
	2014	2013	2012
Domestic	$192,741	$260,937	$255,738
Foreign	85,524	84,826	89,052

Total	$278,265	$345,763	$344,790

              The provision for income taxes varies from the U.S. federal statutory tax rate as a result of the following differences:

	2014	2013	2012
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Statutory rate differential and permanent differences in earnings in foreign jurisdictions	(13.4)	(11.0)	(11.3)
State/other income taxes net of federal income tax	2.5	2.6	2.4
Valuation allowance	4.4	2.9	2.2
Domestic manufacturing deduction	(1.9)	(1.1)	(1.2)
Lapse of statutes of limitations net of federal income tax	(0.9)	(8.6)	(7.1)
Other, net	(1.4)	0.8	(0.4)

Effective tax rate	24.3%	20.6%	19.6%

              Deferred income taxes reflect temporary differences in the recognition of revenue and expense for tax reporting and financial statement purposes. Deferred tax liabilities and assets are adjusted for enacted changes in tax laws or tax rates of the various tax jurisdictions. The amounts of such adjustments for 2014, 2013, and 2012 are insignificant.

              Deferred tax liabilities and assets were composed of the following at the end of 2014 and 2013:

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013
Liabilities
Accelerated depreciation	$(186,222)	$(171,147)

Total deferred tax liabilities	(186,222)	(171,147)

Assets
Accrued compensation costs	20,587	24,478
Pension and postretirement benefits	346,792	232,302
Accelerated amortization of deductible intangibles	56,082	57,237
Federal tax benefits of uncertain state tax positions	3,846	5,528
Partnership investments including impairments	9,894	44,004
Loss carryforwards	52,759	43,518
Other	18,773	11,474

Total deferred tax assets	508,733	418,541

Valuation allowance	(59,392)	(51,063)

Total net deferred tax assets	$263,119	$196,331

Amounts recognized in Combined Balance Sheets
Net current deferred tax assets	$1,797	$3,429
Net noncurrent deferred tax assets	$261,322	$192,902

              As of December 28, 2014 we had approximately $18.2 million of foreign tax credits, $137.5 million of foreign net operating loss carry forwards and $35.5 million of foreign capital loss carryforwards. The foreign tax credits expire in various amounts beginning in 2016 through 2024, the foreign net operating loss carryovers expire in various amounts beginning in 2015 through 2034 and the foreign capital losses can be carried forward indefinitely.

              Included in total deferred tax assets are valuation allowances of approximately $59.4 million in 2014 and $51.1 million in 2013, primarily related to foreign tax credits and foreign losses available for carry forward to future years. The increase in the valuation allowance from 2013 to 2014 is related primarily to $8.2 million of additional foreign losses for which it was determined, based on an analysis of future sources of taxable income and other sources of positive and negative evidence, it is not more likely than not that the foreign credits and losses will be utilized before their expiration.

              Realization of deferred tax assets for which valuation allowances have not been established is dependent upon generating sufficient future taxable income. We expect to realize the benefit of these deferred tax assets through future reversals of our deferred tax liabilities, through the recognition of taxable income in the allowable carry back and carry forward periods, and through implementation of future tax planning strategies. Although realization of these deferred tax assets is not assured, we believe it is more likely than not that all deferred tax assets for which valuation allowances have not been established will be realized.

              The following table summarizes the activity related to unrecognized tax benefits, excluding the federal tax benefit of state tax deductions:

In thousands of dollars
	Dec. 28, 2014	Dec. 29, 2013	Dec. 30, 2012
Change in unrecognized tax benefits
Balance at beginning of year	$13,875	$45,111	$70,042
Additions based on tax positions related to the current year	1,768	1,945	5,309
Additions for tax positions of prior years	545	2,801	803
Reductions for tax positions of prior years	(2,398)	(14,102)	(22,662)
Settlements	(36)	(1,167)	(3,773)
Reductions due to lapse of statutes of limitations	(2,835)	(20,713)	(4,608)

Balance at end of year	$10,919	$13,875	$45,111

              The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $7.5 million as of December 28, 2014, $9.2 million as of December 29, 2013, and $31.5 million as of December 30, 2012. This amount includes the federal tax benefit of state tax deductions.

              We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognize interest income attributable to overpayment of income taxes as a component of income tax expense. We recognize interest credits for the reversal of interest expense previously recorded for uncertain tax positions which are subsequently released. We recognized income from interest and the release of penalty reserves of $1.2 million in 2014, $12.2 million in 2013, and $8.3 million in 2012. The amount of accrued interest and penalties payable related to unrecognized tax benefits was $1.1 million as of December 28, 2014, $2.3 million as of December 29, 2013, and $14.5 million as of December 30, 2012.

              We file income tax returns in the U.S. and various state and foreign jurisdictions. The 2011 through 2014 tax years remain subject to examination by the IRS. The 2010 through 2014 tax years generally remain subject to examination by state authorities, and tax year 2014 remains subject to examination in the U.K. Tax years before 2010 remain subject to examination by certain states primarily due to the filing of amended tax returns as a result of the settlement of the IRS examination for these years and due to ongoing audits.

              It is reasonably possible that the amount of unrecognized benefit with respect to certain of our unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits, lapses of statutes of limitations or other regulatory developments. At this time, we estimate the amount of our gross unrecognized tax positions may decrease by up to approximately $1.3 million within the next 12 months primarily due to lapses of statutes of limitations and settlement of ongoing audits in various jurisdictions, as has historically occurred in the normal course of business.

NOTE 10

Stock-Based Compensation

              In May 2001, Parent shareholders approved the adoption of the Omnibus Incentive Compensation Plan (the "Plan"). The Plan is administered by the Executive Compensation Committee of the board of directors of Parent and was amended and restated as of May 4, 2010 to increase the number of shares reserved for issuance to up to 60.0 million shares of Parent common stock for awards granted on or after the amendment date. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and other equity-based and cash-based awards. Awards may be granted to our employees. The Plan provides that shares of common stock subject to awards granted become available again for issuance if such awards are canceled or forfeited.

              During 2011, Parent established a performance share award for senior executives pursuant to which awards were first made with a grant date of January 1, 2012. Pursuant to the terms of this award, shares of Parent common stock may be issued ("Performance Shares") to senior executives following the completion of a three-year period beginning on the grant date. Generally, if an executive remains in continuous employment with us during the full three-year incentive period, the number of performance share units ("PSU") that an executive will receive will be determined based upon how the total shareholder return of Parent ("TSR") compares to the TSR of a peer group of media companies during the three-year period. The PSU agreement provides for pro rata vesting if an executive's employment terminates before the end of the performance period due to death, disability or retirement, as defined in the award agreement. Non-vested units are forfeited upon termination for any other reason. Long-term equity awards – consisting of performance shares and restricted stock units – are generally made with a grant date of January 1.

              The fair value and compensation expense of each PSU is determined on the date of the grant by using a Monte Carlo valuation model. Each PSU is equal to and paid in one share of Parent common stock, but carries no voting or dividend rights. The number of shares ultimately issued for each PSU award may range from 0% to 200% of the award's target.

              Parent issues stock-based compensation to our employees in the form of Parent restricted stock units ("RSUs"). These awards generally entitle employees to receive at the end of a four-year incentive period one share of Parent common stock for each RSU granted, conditioned on continued employment for the full incentive period. RSUs generally vest on a pro rata basis if an executive's employment terminates due to death, disability or retirement. For RSU grants after 2014, the grants generally vest 25% per year. Under the plan, no more than 500,000 RSUs may be granted to any participant in any fiscal year.

              The Plan also permits Parent to issue restricted stock. Restricted Stock is an award of Parent common stock that is subject to restrictions and such other terms and conditions as the Executive Compensation Committee determines. Under the Plan, no more than 500,000 restricted shares may be granted to any participant in any fiscal year.

              The Plan also permits Parent to issue stock options. Stock options may be granted as either non-qualified stock options or incentive stock options. Options may be granted to purchase Parent common stock at not less than 100% of the fair market value on the day of grant. Options may be exercisable at such times and subject to such terms and conditions as the Parent Executive Compensation Committee determines. The Plan restricts the granting of options to any participant in any fiscal year to no more than 1,000,000 shares. Options issued from 1996 through November 2004 have a 10-year exercise period, and options issued in December 2004 and thereafter have an eight-year exercise period. Options generally become exercisable at 25% per year. Parent discontinued annual stock option grants to senior executives when Parent began issuing Performance Shares.

              Parent issued stock options, performance shares and restricted stock to certain members of management and certain members of the Parent board of directors. Of such amounts, the total expense allocated to us was $4.8 million for 2014, $7.1 million for 2013, and $5.6 million for 2012 and is recorded in "Selling, general and administrative expenses, exclusive of depreciation." Refer to Note 13 for additional discussion.

              The Parent Executive Compensation Committee may grant other types of awards that are valued in whole or in part by reference to or that are otherwise based on fair market value of Parent common stock or other criteria established by the Parent Executive Compensation Committee including the achievement of performance goals. The maximum aggregate grant of Performance Shares that may be awarded to any participant in any fiscal year shall not exceed 500,000 shares of Parent common stock. The maximum aggregate amount of performance units or cash-based awards that may be awarded to any participant in any fiscal year shall not exceed $10 million.

              In the event of a change in control as defined in the Plan, unless otherwise specified in the award agreement, (1) all outstanding options will become immediately exercisable in full; (2) all restricted periods and restrictions imposed on non-performance based restricted stock awards will lapse; (3) all non-performance based restricted stock units will fully vest; and (4) target payment opportunities attainable under all outstanding awards of performance-based restricted stock, performance units and Performance Shares will be paid as specified in the Plan. Our separation from Parent does not qualify as a change in control as defined in the Plan.

  Determining fair value

              Valuation and amortization method – Parent determined the fair value of stock options using the Black-Scholes option-pricing formula and the fair value of Performance Shares using the Monte Carlo valuation model. This model considers the likelihood that Parent, and the likelihood of Parent peer group companies' share prices ending at various levels subject to certain price caps at the conclusion of the three-year incentive period. Key inputs into the Black-Scholes option-pricing formula and the Monte Carlo valuation model include expected term, expected volatility, expected dividend yield and the risk-free rate. Each assumption is discussed below.

              Expected term – The expected term represents the period that Parent stock-based awards are expected to be outstanding. The expected term for Performance Share awards is based on the incentive period. For stock options, it is determined based on historical experience of similar awards, considering contractual terms of the awards, vesting schedules and expectations of future employee behavior.

              Expected volatility – The fair value of stock-based awards reflects volatility factors calculated using historical market data for Parent common stock and also their peer group when the Monte Carlo method is used. The time frame used is equal to the expected term.

              Expected dividend – The dividend assumption is based on Parent expectations about their dividend policy on the date of grant.

              Risk-free interest rate – The risk-free interest rate is based on the yield to maturity at the time of the award grant on zero-coupon U.S. government bonds having a remaining life equal to the award's expected term.

              Estimated forfeitures – When estimating forfeitures, voluntary termination behavior as well as analysis of actual forfeitures was considered.

              The following assumptions were used to estimate the fair value of performance share awards and stock options:

Performance Shares Granted During	2014	2013	2012
Expected term	3 yrs.	3 yrs.	3 yrs.
Expected volatility	39.32%	40.80%	69.47%
Risk-free interest rate	0.78%	0.36%	0.41%
Expected dividend yield	2.70%	4.44%	2.39%

Stock Options Granted During(a)	2012
Average expected term	4.5 yrs
Expected volatility	65.74%
Weighted average volatility	65.74%
Risk-free interest rates	0.84%
Expected dividend yield	5.00%
Weighted average expected dividend	5.00%

(a)
No stock options were granted to our employees after 2012.

              Stock-based Compensation Expense:    The following table reflects the stock-based compensation related amounts recognized in the Combined Statements of Income for equity awards. The amounts disclosed below exclude the allocated charges from Parent described above and in Note 13.

In thousands of dollars
	2014	2013	2012
Restricted stock and RSUs	$9,150	$10,040	$7,898
Performance shares	7,333	4,931	3,330
Stock options and other	616	1,230	2,031

Total stock-based compensation	$17,099	$16,201	$13,259

              Restricted Stock and RSUs:    As of December 28, 2014, there was $18.5 million in unrecognized compensation cost related to non-vested restricted stock and RSUs. This amount will be adjusted for future changes in estimated forfeitures and recognized on a straight-line basis over a weighted average period of 2.4 years. The vesting of non-vested restricted stock and RSUs is satisfied through the issuance of shares from Parent treasury stock.

              A summary of restricted stock and RSU awards is presented below:

2014 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year	2,334,753	$13.87
Granted	479,954	$26.57
Settled	(679,896)	$14.72
Canceled	(270,878)	$16.16

Outstanding and unvested at end of year	1,863,933	$16.51

2013 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year	2,434,630	$12.87
Granted	902,915	$15.27
Settled	(679,680)	$12.36
Canceled	(323,112)	$13.41

Outstanding and unvested at end of year	2,334,753	$13.87

2012 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year	2,169,309	$10.41
Granted	1,134,871	$11.97
Settled	(568,898)	$2.33
Canceled	(300,652)	$11.66

Outstanding and unvested at end of year	2,434,630	$12.87

              Performance Shares:    As of December 28, 2014, there was $3.4 million of unrecognized compensation cost related to non-vested Performance Shares. This amount will be adjusted for future changes in estimated forfeitures and recognized over a weighted average period of 1.7 years. The vesting of Performance Shares is satisfied through the issuance of shares from Parent treasury stock.

              A summary of the performance share awards is below:

2014 Performance Shares Activity	Target number of shares	Weighted average fair value
Outstanding and unvested at beginning of year	693,060	$16.89
Granted	160,557	$37.31
Canceled	(54,734)	$20.54

Outstanding and unvested at end of year	798,883	$20.58

2013 Performance Shares Activity	Target number of shares	Weighted average fair value
Outstanding and unvested at beginning of year	380,617	$14.06
Granted	335,326	$20.12
Canceled	(22,883)	$15.00

Outstanding and unvested at end of year	693,060	$16.89

2012 Performance Shares Activity	Target number of shares	Weighted average fair value
Outstanding and unvested at beginning of year	—	$—
Granted	430,115	$14.12
Canceled	(49,498)	$14.12

Outstanding and unvested at end of year	380,617	$14.06

              Stock Options:    Options were exercised with an intrinsic value of approximately $6.8 million in 2014, $8.1 million in 2013 and $8.2 million in 2012. Option exercises are satisfied through the issuance of shares from Parent treasury stock. Parent receives all cash upon exercise. The total fair value was $2.8 million for options vested during 2014, $4.3 million for options vested during 2013 and $4.9 million for options vested during 2012.

              A summary of stock option awards is presented below:

2014 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year	2,428,986	$31.20	3.1	$19,801,996
Exercised	(433,068)	$14.39
Canceled/expired	(742,820)	$55.77

Outstanding at end of year	1,253,098	$22.44	2.7	$14,831,820

Options exercisable at year end	1,196,348	$22.74	2.6	$13,950,493

2013 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year	5,768,121	$47.49	2.9	$8,066,827
Exercised	(775,397)	$12.95
Canceled/expired	(2,563,738)	$73.36

Outstanding at end of year	2,428,986	$31.20	3.1	$19,801,996

Options exercisable at year end	1,994,354	$34.59	2.7	$13,908,829

2012 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year	10,803,000	$53.30	3.1	$6,452,122
Granted	35,088	$15.22
Exercised	(1,066,395)	$9.87
Canceled/expired	(4,003,572)	$72.90

Outstanding at end of year	5,768,121	$47.49	2.9	$8,066,827

Options exercisable at year end	4,668,415	$55.26	2.3	$4,652,478

Weighted average grant date fair value of options granted during the year	$5.70

NOTE 11

Commitments, contingent liabilities and other matters

              Litigation: We, along with a number of our subsidiaries, are defendants in judicial and administrative proceedings involving matters incidental to our business. We believe that any liability imposed as a result of these matters will be immaterial.

              Leases: Approximate future minimum annual rentals payable under non-cancelable operating leases, primarily real-estate related, are as follows:

In thousands of dollars
2015	$37,892
2016	31,787
2017	28,935
2018	22,197
2019	19,289
Later years	74,419

Total	$214,519

              Total minimum annual rentals include future minimum sublease rentals aggregating $4.0 million. Total rental costs reflected were $34.1 million in 2014, $34.7 million in 2013, and $39.6 million in 2012.

              Purchase obligations: We have commitments under purchasing obligations totaling $56.2 million related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which we are liable for under purchase orders outstanding at December 28, 2014, are reflected in the Combined Balance Sheets as "Trade accounts payable" and "Accrued liabilities" and are excluded from the $56.2 million.

              Self insurance: We are self-insured for most of our employee medical coverage and for our casualty, general liability and libel coverage (subject to a cap above which third party insurance is in place). The liabilities are established on an actuarial basis, with the advice of consulting actuaries, and totaled $69.1 million at the end of 2014 and $77.0 million at the end of 2013.

              Other matters: In March 2011, the Advertiser Company, an entity that will be included in SpinCo as part of the distribution which publishes The Montgomery Advertiser, was notified by the U.S. EPA that it has been identified as a potentially responsible party for the investigation and remediation of groundwater contamination in downtown Montgomery, AL. At this point in the investigation, incomplete information is available about the site, other potentially responsible parties and what further investigation and remediation may be required. Accordingly, future costs at the site, and The Advertiser Company's share of such costs, if any, are currently unable to be determined. Some of The Advertiser Company's fees and costs related to this matter may be reimbursable under its liability insurance policies.

              Parent also has certain transitional compensation plans for certain of our employees. These plans provide for severance and continued life and medical insurance coverage if a termination without "cause" following certain events such as a change in control or the proposed spin-off.

              In 2014, we exited one of our businesses and incurred $21.0 million of costs associated with contractual promotional payments. These costs are accrued on our Combined Balance Sheets at the end of 2014. Amounts are to be paid primarily in 2015. These costs are also included in "Selling, general and administrative expenses, exclusive of depreciation" in the Combined Statements of Income.

NOTE 12

Fair value measurement

              We measure and record certain assets and liabilities at fair value in the accompanying combined financial statements. ASC Topic 820, Fair Value Measurement, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1	–	Quoted market prices in active markets for identical assets or liabilities;
Level 2	–	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	–	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

              Other than the assets held as assets by our pension plans discussed below, the only assets or liabilities recorded on our Combined Balance Sheets requiring recurring fair value measurement is contingent consideration payable for historical business combinations. Contingent consideration payable totaled $1.0 million as of December 28, 2014 and $1.8 million as of December 29, 2013 and is classified as a Level 3 liability as of each period end. These amounts represent the estimated fair value of future earn-outs payable under such agreements. The fair value was measured based on the present value of the consideration expected to be transferred. The discount rate is a significant unobservable input in such present value computations. For the year ended December 28, 2014, the discount rate applied to the present value computation was 23%. The contingent consideration decreased by $0.8 million for the year ended December 28, 2014 and $3.1 million for the year ended December 29, 2013 as a result of payments and adjustments to fair value.

              The following tables set forth by level within the fair value hierarchy the fair values of our pension plan assets relating to the Newsquest Plan and the Detroit Free Press, Inc. Newspaper Guild of Detroit Pension Plan as well as the fair values of our allocated portions of the pension plan assets related to the GRP. Total fair value of GRP plan assets was $2.0 billion as of December 28, 2014 and December 29, 2013. We have been allocated $1.8 billion as of December 28, 2014 and $1.9 billion as of December 29, 2013 based upon a preliminary estimate of the assets to be transferred. However, the final amounts to be transferred will be done in accordance with regulatory requirements, there is a reasonably possible chance that the amounts transferred for liabilities and assets could change from the amounts presented in these combined financial statements. As the assets to be transferred are subject to final determination, the tables below have been prepared, by necessity, using a proportional approach to the total GRP plan assets where we have been allocated a proportional amount of plan assets that are included within each level of the hierarchy for the plan as a whole. There is a reasonably possible chance that the amounts transferred and the amounts by level could change from the amounts presented below.

Pension Plan Assets/Liabilities

In thousands of dollars
Fair value measurement as of Dec. 28, 2014(a)
	Level 1	Level 2	Level 3	Total
Assets:
Fixed income:
U.S. government-related securities	$—	$3,744	$—	$3,744
Mortgage backed securities	—	3,735	89	3,824
Other government bonds	—	4,266	—	4,266
Corporate bonds	—	23,027	357	23,384
Corporate stock	866,418	—	—	866,418
Real estate	—	—	109,102	109,102
Interest in common/collective trusts:
Equities	—	693,277	—	693,277
Fixed income	6,593	216,728	—	223,321
Interest in reg. invest. companies	144,160	44,406	—	188,566
Interest in 103-12 investments	—	22,776	—	22,776
Partnership/joint venture interests	—	34,144	138,148	172,292
Hedge funds	—	20,166	314,084	334,250
Derivative contracts	—	2,831	116	2,947

Total	$1,017,171	$1,069,100	$561,896	$2,648,167

Liabilities:
Derivative liabilities	(4)	(2,387)	(1,877)	(4,268)

Total	$(4)	$(2,387)	$(1,877)	$(4,268)

Cash and other	8,546	2,444	—	10,990

Total net fair value of plan assets	$1,025,713	$1,069,157	$560,019	$2,654,889

(a)
We use a December 31 measurement date for our retirement plans.

In thousands of dollars
Fair value measurement as of Dec. 29, 2013(a)
	Level 1	Level 2	Level 3	Total
Assets:
Fixed income:
U.S. government-related securities	$—	$3,097	$—	$3,097
Mortgage backed securities	—	3,716	372	4,088
Other government bonds	—	4,625	—	4,625
Corporate bonds	—	27,895	800	28,695
Corporate stock	836,981	—	—	836,981
Real estate	—	—	97,169	97,169
Interest in common/collective trusts:
Equities	—	730,024	—	730,024
Fixed income	—	136,414	—	136,414
Interest in reg. invest. companies	264,478	42,610	—	307,088
Interest in 103-12 investments	—	26,826	—	26,826
Partnership/joint venture interests	—	34,036	140,574	174,610
Hedge funds	—	22,649	239,004	261,653
Derivative contracts	20	10,529	153	10,702

Total	$1,101,479	$1,042,421	$478,072	$2,621,972

Liabilities:
Derivative liabilities	(7)	(9,149)	(1,877)	(11,033)

Total	$(7)	$(9,149)	$(1,877)	$(11,033)

Cash and other	54,812	2,342	—	57,154

Total net fair value of plan assets	$1,156,284	$1,035,614	$476,195	$2,668,093

(a)
We use a December 31 measurement date for our retirement plans.

              Items included in "Cash and other" in the table above primarily consist of amounts categorized as cash and cash equivalents and pending purchases and sales of securities.

              Valuation methodologies used for assets and liabilities measured at fair value are as follows:

  •
  U.S. government-related securities are treasury bonds, bills, and notes that are primarily obligations to the U.S. Treasury. Values are obtained from industry vendors who use various pricing models or quotes for identical or similar securities. Mortgage-backed securities are typically not actively quoted. Values are obtained from industry vendors who use various pricing models or use quotes for identical or similar securities.

  •
  Other government and corporate bonds are mainly valued based on institutional bid evaluations using proprietary models, using discounted cash flow models or models that derive prices based on similar securities. Corporate bonds categorized in Level 3 are primarily from distressed issuers for whom the values represent an estimate of recovery in a potential or actual bankruptcy situation.

  •
  Corporate stock is valued primarily at the closing price reported on the active market on which the individual securities are traded.

  •
  Investments in direct real estate have been valued by an independent qualified valuer in the U.K. using a valuation approach that capitalizes any current or future income streams at an appropriate multiplier. Investments in real estate funds are mainly valued utilizing the net asset valuations provided by the underlying private investment companies.

  •
  Interest in common/collective trusts and interest in 103-12 investments are valued using the net asset value as provided monthly by the fund family or fund company. Shares in the common/collective trusts are generally redeemable upon request.

  •
  Five of these investments in collective trusts are fixed income funds which use individual subfunds to efficiently add a representative sample of securities in individual market sectors to the portfolio. Three funds in the collective trust fund are equity funds which use individual subfunds to efficiently add a representative sample of securities in individual market sectors to the portfolio. These funds are generally redeemable with a short-term written or verbal notice. Also included is a fund that invests in a select portfolio of large cap domestic stocks perceived to have superior growth characteristics. Shares in this fund are generally redeemable on any business day, upon two-day notice. There are no unfunded commitments related to these types of funds.

  •
  Interest in registered investment companies is valued using the published net asset values as quoted through publicly available pricing sources. The investments in Level 2 are proprietary funds of the individual fund managers and are not publicly quoted.

  •
  Investments in partnerships and joint venture interests classified in Level 3 are valued based on an assessment of each underlying investment, considering items such as expected cash flows, changes in market outlook and subsequent rounds of financing. These investments are included in Level 3 of the fair value hierarchy because exit prices tend to be unobservable and reliance is placed on the above methods. Most of the partnerships are general leveraged buyout funds, others include a venture capital fund, a fund formed to invest in special credit opportunities, an infrastructure fund and a real estate fund. Interest in partnership investments cannot be redeemed. Instead, distributions are received as the underlying assets of the funds are liquidated. Investments in partnerships and joint venture interests classified as Level 2 represents a limited partnership commingled fund valued using the net asset value as reported by the fund manager.

  •
  Investments in hedge funds are valued at the net asset value as reported by the fund managers. Within this category is a fund of hedge funds whose objective is to produce a return that is uncorrelated with market movements. Other funds categorized as hedge funds were formed to invest in mortgage and credit trading opportunities. Shares in hedge funds are generally redeemable twice a year or on the last business day of each quarter, with at least 60 days written notice, subject to potential 5% holdback. There are no unfunded commitments related to the hedge funds.

  •
  Derivatives primarily consist of forward and swap contracts. Forward contracts are valued at the spot rate, plus or minus forward points between the valuation date and maturity date. Swaps are valued at the mid-evaluation price using discounted cash flow models. Items in Level 3 are valued based on the market values of other securities for which they represent a synthetic combination.

              We review and Parent reviews appraised values, audited financial statements and additional information to evaluate fair value estimates from our investment managers or fund administrators. The tables below set forth a summary of changes in the fair value of our pension plan assets and liabilities and our allocated portion of Parent-sponsored plan assets and liabilities, categorized as Level 3, for the fiscal year ended December 28, 2014 and December 29, 2013. As noted above, we have used a proportional approach to the allocation of plan assets for the GRP and, by necessity, the table below reflects our portion of Level 3 assets held by the GRP.

Pension Plan Assets

In thousands of dollars
For the year ended Dec. 28, 2014
		Actual Return on Plan Assets
	Balance at beginning of year	Relating to assets still held at report date	Relating to assets sold during the period	Purchases, sales, and settlements	Transfers in and/or out of Level 3(1)	Balance at end of year
Assets:
Fixed income:
Mortgage-backed securities	$372	$—	$1	$(284)	$—	$89
Corporate bonds	800	109	(117)	(435)	—	357
Real estate	97,169	2,019	—	9,914	—	109,102
Partnership/joint venture interests	140,574	728	20,368	(23,522)	—	138,148
Hedge funds	239,004	9,787	840	64,453	—	314,084
Derivative contracts	153	—	15	(52)	—	116

Total	$478,072	$12,643	$21,107	$50,074	$—	$561,896

Liabilities:
Derivative liabilities	$(1,877)	$—	$—	$—	$—	$(1,877)

(1)
Our policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

In thousands of dollars
For the year ended Dec. 29, 2013
		Actual Return on Plan Assets
	Balance at beginning of year	Relating to assets still held at report date	Relating to assets sold during the period	Purchases, sales, and settlements	Transfers in and/or out of Level 3(1)	Balance at end of year
Assets:
Fixed income:
Mortgage-backed securities	$—	$—	$(2)	$374	$—	$372
Corporate bonds	745	186	(4)	(127)	—	800
Real estate	97,385	125	—	(341)	—	97,169
Partnership/joint venture interests	123,620	11,387	12,461	(8,726)	1,832	140,574
Hedge funds	148,775	16,699	751	74,611	(1,832)	239,004
Derivative contracts	468	(352)	—	37	—	153

Total	$370,993	$28,045	$13,206	$65,828	$—	$478,072

Liabilities:
Derivative liabilities	$(1,877)	$—	$—	$—	$—	$(1,877)

(1)
Our policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

              Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

              The following tables summarize the non-financial assets measured at fair value on nonrecurring basis in the accompanying Combined Balance Sheets as of December 28, 2014 and December 29, 2013:

Non-Financial Assets

In thousands of dollars
Fair value measurement as of Dec. 28, 2014
	Level 1	Level 2	Level 3	Total
Assets held for sale – Quarter 4	$—	$—	$18,434	$18,434

Non-Financial Assets

In thousands of dollars
Fair value measurement as of Dec. 29, 2013
	Level 1	Level 2	Level 3	Total
Assets held for sale – Quarter 4	$—	$—	$33,595	$33,595

NOTE 13

Related party transactions with affiliates

              The following is a discussion of our relationship with Parent, the services provided by both parties and how transactions with Parent and Parent affiliates have been accounted for in the combined financial statements.

  Equity

              Equity in the Combined Balance Sheets includes the accumulated balance of transactions between us and Parent, our paid-in-capital, and Parent's interest in our cumulative retained earnings, and are presented within "Parent's investment, net" and combined with "Accumulated other comprehensive loss" as the two components of equity. The amounts comprising the accumulated balance of transactions between us and Parent and Parent affiliates include (i) the cumulative net assets attributed to us by Parent and Parent affiliates, (ii) the cumulative net advances to Parent representing our cumulative funds swept (net of funding provided by Parent and Parent affiliates to us) as part of the centralized cash management program described further below and (iii) the cumulative charges (net of credits) allocated by Parent and Parent affiliates to us for certain support services received by us.

  Centralized cash management

              Parent utilizes a centralized approach to cash management and the financing of its operations, providing funds to its entities as needed. These transactions are recorded in "Parent's investment, net" when advanced. Accordingly, none of Parent cash and cash equivalents have been assigned to us in the combined financial statements. Cash and cash equivalents in our Combined Balance Sheets represent cash held locally by us. Included in "Cash and cash equivalents" are investments in commercial paper of Parent totaling $63.9 million as of December 28, 2014 and $64.6 million as of December 29, 2013. Interest income recorded on these related party investments, recorded within "Other non-operating items," was $1.8 million for 2014, $1.9 million for 2013 and $2.3 million for 2012.

  Support services provided and other amounts with Parent and Parent affiliates

              We received allocated charges from Parent and Parent affiliates for certain corporate support services, which are recorded within "Selling, general and administrative expense, exclusive of depreciation" in our Combined Statements of Income, net of cost recoveries reflecting services provided by us and allocated to Parent. Management believes that the bases used for the allocations are reasonable and reflect the portion of such costs, net of cost recoveries, attributable to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company.

              These allocated costs, net of cost recoveries, are summarized in the following table:

In thousands of dollars
	2014	2013	2012
Corporate allocations (a)	$60,628	$65,718	$61,293
Occupancy (b)	5,642	6,678	6,750
Depreciation (c)	7,960	9,275	9,102
Other support costs (d)	15,743	19,019	19,881
Cost recoveries (e)	(9,501)	(4,643)	(4,571)

Total	$80,472	$96,047	$92,455

(a)
The corporate allocations related to support we received from Parent and Parent affiliates for certain corporate activities include: (i) corporate general and administrative expenses, (ii) marketing services, (iii) investor relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) information technology, (xi) production services, (xii) travel services, and (xiii) other Parent corporate and infrastructure costs. For these services, we recorded a management fee based on actual costs incurred by Parent and Parent affiliates, and allocated to us based upon our revenue as a percentage of total Parent revenue in each fiscal year.

(b)
Occupancy costs relate to certain facilities owned and/or leased by Parent and Parent affiliates that were utilized by our employees and principally relate to shared corporate office space. These costs were charged to us primarily based on actual square footage utilized or our revenue as a percentage of total Parent revenue in each fiscal year. Occupancy costs include facility rent, repair and maintenance, security and other occupancy related costs incurred to manage the properties.

(c)
Depreciation expense was allocated by Parent and Parent affiliates for certain assets. These assets primarily relate to facilities and IT equipment that are utilized by Parent and us to operate our businesses. These assets have not been included in our Combined Balance Sheets. Depreciation expense was allocated primarily based on our revenue as a percentage of total Parent revenue or our utilization of these assets.

(d)
Other support costs related to charges to us from Parent and Parent affiliates include certain insurance costs and our allocated portions of share-based compensation costs and net periodic pension costs relating to the SERP for employees of Parent. Such costs were allocated based on actual costs incurred or our revenue as a percentage of total Parent revenue.

(e)
Cost recoveries reflect costs recovered from Parent and Parent affiliates for functions provided by us such as functions that serve Parent's digital and broadcasting platforms for content optimization and financial transaction processing at shared service centers. Such costs were primarily allocated based on our revenue as a percentage of total Parent revenue or based upon transactional volume in each fiscal year.

  Defined contribution plans

              Our employees have historically participated in various Parent qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pre-tax basis up to 50% of compensation subject to certain limits. Substantially all of our employees (other than those covered by certain collective bargaining agreements) who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate. The plans allowed participants to invest their savings in various investments. For most participants, the plan's matching formula is 100% of the first 5% of employee contributions. Parent settled the 401(k) employee match obligation by buying Parent stock in the open market and depositing it in the participant's account. Parent also makes additional employer contributions on behalf of certain long-term employees through 2015.

              Amounts charged to expense by us for employer contributions to Parent 401(k) savings plans totaled $30.4 million in 2014, $34.0 million in 2013 and $35.2 million in 2012 and are recorded in "Cost of sales and operating expenses, exclusive of depreciation" and "Selling, general and administrative expenses, exclusive of depreciation," as appropriate, in the Combined Statements of Income.

  Revenue and other transactions entered into in the ordinary course of business

              Certain of our revenue arrangements relate to contracts entered into in the ordinary course of business with Parent and Parent affiliates, principally Cars.com and CareerBuilder.

SCHEDULE II – Valuation and qualifying accounts and reserves

In thousands of dollars

	Balance at beginning of period	Additions charged to cost and expenses	Additions/ (reductions) for acquisitions/ dispositions	Deductions from reserves(a)	Balance at end of period
Fiscal year ended Dec. 28, 2014

Allowance for doubtful receivables	$7,778	$6,832	$(213)	$(8,609)	$5,788
Deferred tax valuation allowance	$51,063	$8,411	$—	$(82)	$59,392
Fiscal year ended Dec. 29, 2013

Allowance for doubtful receivables	$13,380	$5,744	$(560)	$(10,786)	$7,778
Deferred tax valuation allowance	$45,342	$5,959	$—	$(238)	$51,063
Fiscal year ended Dec. 30, 2012

Allowance for doubtful receivables	$21,731	$5,121	$77	$(13,549)	$13,380
Deferred tax valuation allowance	$33,332	$12,178	$—	$(168)	$45,342

(a)
Consists of write-offs, recoveries and utilizations.